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   As filed with the Securities and Exchange Commission on November 2, 2009
                                                   Registration Nos. 333-160940

                                                                  and 811-05200
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                   [X]

                     PRE-EFFECTIVE AMENDMENT NO. 1

                     POST-EFFECTIVE AMENDMENT NO.

                                     and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                           Amendment No. 214                              [X]


                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                          (Exact Name of Registrant)
                      METLIFE INVESTORS INSURANCE COMPANY
                              (Name of Depositor)
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
             (Address of Depositor's Principal Executive Offices)
              (Depositor's Telephone Number, including Area Code)
                                (800) 989-3752

                        (Name and Address of Guarantor)
                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                            13045 Tesson Ferry Road
                              St. Louis, MO 63128

                    (Name and Address of Agent for Service)
                              Richard C. Pearson
            Vice President, Associate General Counsel and Secretary
                      MetLife Investors Insurance Company
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
                                (949) 223-5680

                                   Copy to:

                           Mary Thornton Payne, Esquire

                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, NW
                            Washington, D.C. 20004
                                (202) 383-0698

                     APPROXIMATE DATE OF PROPOSED FILING:

 As soon as possible after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Title of Securities Registered: (1) Individual Variable Annuity Contracts, and
(2) Guarantee related to insurance obligations under Variable Annuity Contracts

================================================================================

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                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                       SUPPLEMENT DATED NOVEMBER 9, 2009
          TO THE PROSPECTUSES DATED NOVEMBER 9, 2006, AS SUPPLEMENTED

   1.   COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

  . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
  . Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
  . The investment portfolios available under your Contract have not changed as a result of the Combination.
  . Your Contract Value is allocated to the same investment portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
  . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same investment portfolio and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-343-8496.

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   2.   THE ANNUITY CONTRACT

The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.

   3.  INVESTMENT OPTIONS

Each investment portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING 1-800-343-8496 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the investment portfolios.

   4.  OTHER INFORMATION

The paragraph appearing in this section under the sub-heading "MetLife Investors," relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

The last sentence of the paragraph under the sub-heading "MetLife Investors," relating to the guarantee provided by General American Life Insurance Company is revised to read as follows:

"With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the "Act") to not file reports under the Act."

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

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                      METLIFE INVESTORS INSURANCE COMPANY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                         SUPPLEMENT DATED MAY 1, 2009
                                      TO
              PROSPECTUSES DATED MAY 1, 2000 AND NOVEMBER 9, 2006
                                (COVA SERIES A)

This Supplement revises information contained in the prospectuses dated May 1, 2000 (as supplemented) and November 9, 2006 (as supplemented) for the Cova Series A Variable Annuity contracts issued by MetLife Investors Variable Annuity Account One and MetLife Investors Variable Annuity Account Five, respectively, and MetLife Investors Insurance Company. This Supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY PAYMENTS

Annuity payments will be based on the annuity option selected, the annuitant's age and the annuitant's sex. However, where required by state law, the annuitant's sex will not be taken into account in calculating annuity payments. If you were issued a contract before state law mandated unisex annuity rates (if applicable in your state) and that contract had annuity rates that took the annuitant's sex into account, the annuity rates we use for that contract will not be less than the guaranteed rates in the contract when it was issued.

INVESTMENT OPTIONS

The contract offers the investment portfolios which are listed below. Appendix B contains a summary of subadvisers and investment objectives for each portfolio. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, LOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT
HTTP://WWW.SEC.GOV.

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate, MetLife Advisers, LLC) or subadviser of an investment portfolio or its affiliates may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in the Company's role as an intermediary, with respect to the investment portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fees deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or

                                       1

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other affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an investment portfolio. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser.

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 plan, if any, is described in more detail in the investment portfolio's prospectus. Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 Lazard Mid Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Research International Portfolio (Class B)
 Oppenheimer Capital Appreciation Portfolio (Class B)
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Davis Venture Value Portfolio (Class E)
 MFS(R) Total Return Portfolio (Class B)
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

 Putnam VT Equity Income Fund

TAXES
MINIMUM REQUIRED DISTRIBUTIONS

Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution ("RMD") for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first RMD payment by April 1, 2009. In contrast, if your first RMD would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 RMD is due by December 31, 2010. For after-death RMDs, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This RMD waiver does not apply if you are receiving annuitized payments under your contract. The RMD rules are complex, so consult with your tax adviser before waiving your 2009 RMD payment.

OTHER INFORMATION
METLIFE INVESTORS

For Contracts issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of the Company, agreed to

                                      2

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ensure that the Company will have sufficient funds to meet its obligations under the Contracts. In the event an owner or beneficiary of such a Contract presents a legitimate claim for payment, General American will pay such claim directly to the Contract owner or beneficiary if the Company is unable to make such payment. This guarantee is enforceable by such Contract owner or beneficiary against General American directly without any requirement that the Contract owner or beneficiary first file a claim against the Company. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): AIM Variable Insurance Funds: AIM V.I. International Growth Fund (Series I) (closed May 1, 2002); Franklin Templeton Variable Insurance Products Trust: Templeton Growth Securities Fund (Class I) (closed May 1, 2002); Templeton Foreign Securities Fund (Class I) (closed May 1, 2003); Metropolitan Series Fund, Inc.: T. Rowe Price Mid Cap Growth Portfolio (Class B) (closed May 1, 2003); Met Investors Series Trust: MFS(R) Research International Portfolio (Class A) (closed May 1, 2003); Metropolitan Series Fund, Inc.: Artio International Stock Portfolio (Class B) (formerly Julius Baer International Stock Portfolio (Class B)) (closed December 19,
2003); Metropolitan Series Fund, Inc.: T. Rowe Price Large Cap Growth Portfolio (Class A) (closed May 1, 2004); Jennison Growth Portfolio (Class B) (closed May 1, 2005); Met Investors Series Trust: Legg Mason Value Equity Portfolio (Class
B) (added and closed May 1, 2006; and Putnam Variable Trust: Putnam VT Growth and Income Portfolio (Class IB) (closed May 1, 2006); Met Investors Series
Trust: Lord Abbett Bond Debenture Portfolio (Class B) and Lord Abbett Mid Cap Value Portfolio (Class B) (added and closed effective April 30, 2007); and Metropolitan Series Fund, Inc.: BlackRock Legacy Large Cap Growth Portfolio (Class A) (added and closed effective May 4, 2009).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of the Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (Class 1) (closed May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (Class A) (closed May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (Class 1) (closed May 1, 2003) was replaced with T. Rowe Price Large Cap Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and Mutual Shares Securities Fund (Class 1) (closed May 1,
2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust; and (b) AIM Variable Insurance Funds: AIM V.I. Premier Equity Fund (Series I) (closed May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A).

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class
B) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Money Market Portfolio (Class B) of the Met Investors Series Trust merged into the BlackRock Money Market Portfolio of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of April 30, 2007, the AIM V.I. Capital Appreciation Fund (Series
I) (closed effective May 1, 2002)

                                      3

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was replaced with the Met/AIM Capital Appreciation Portfolio (Class A) of the
Met Investors Series Trust.

Effective as of April 30, 2007, the following portfolios of the Met Investors Series Trust were merged: the Met/Putnam Capital Opportunities Portfolio (Class
A) merged into the Lazard Mid-Cap Portfolio (Class A); and the Lord Abbett America's Value Portfolio (Class B) merged into the Lord Abbett Bond Debenture Portfolio (Class B) (approximately 35%) and the Lord Abbett Mid Cap Value Portfolio (Class B) (approximately 65%).

Effective as of May 4, 2009, the Capital Guardian U.S. Equity Portfolio (Class A and Class B) of the Metropolitan Series Fund, Inc. merged into the Pioneer Fund Portfolio (Class A) of the Met Investors Series Trust; and the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

                                      4

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APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and current income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: Seeks reasonable income and capital growth.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

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METROPOLITAN SERIES FUND, INC.
(CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

MFS(R) TOTAL RETURN PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

SUPP-509COVASERA
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                      METLIFE INVESTORS INSURANCE COMPANY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 28, 2008
                                      TO
              PROSPECTUSES DATED MAY 1, 2000 AND NOVEMBER 9, 2006
                                (COVA SERIES A)

This Supplement revises information contained in the prospectuses dated May 1, 2000 (as supplemented) and November 9, 2006 (as supplemented) for the Cova Series A Variable Annuity contracts issued by MetLife Investors Variable Annuity Account One and MetLife Investors Variable Annuity Account Five, respectively, and MetLife Investors Insurance Company. This Supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

PURCHASE

The following paragraph is added under PURCHASE PAYMENTS:

If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payments to you, or there may be a delay in applying the Purchase Payment or transaction to your Contract.

INVESTMENT OPTIONS

The contract offers the investment portfolios which are listed below. Appendix B contains a summary of subadvisers and investment objectives for each portfolio. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, LOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT
HTTP://WWW.SEC.GOV.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates, Met Investors Advisory LLC and MetLife Advisers, LLC) or subadviser of an investment portfolio or its affiliates may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in the Company's role as an intermediary, with respect to the investment portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fees deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers, Met Investors Advisory LLC and MetLife Advisers, LLC, which are formed as "limited liability companies." Our ownership interests in Met Investors Advisory LLC and MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an investment portfolio. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers.

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 plan, if any, is described in more detail in the investment portfolio's prospectus. Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to investment portfolios advised by our affiliates than those that are not, we may be more inclined to offer investment portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of contract value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of contract value to such investment portfolios.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 Lazard Mid Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid Cap Value Portfolio
 MFS(R) Research International Portfolio (Class B)
 Oppenheimer Capital Appreciation Portfolio (Class B)
 PIMCO Total Return Portfolio
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio (Class E)
 MFS(R) Total Return Portfolio (Class B)
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

 Putnam VT Equity Income Fund

EXPENSES

The following sentence is added under WITHDRAWAL CHARGE:

The withdrawal charge may apply to a full or partial withdrawal of your contract value pursuant to a request to divide the assets of the contract due to a divorce.

DEATH BENEFIT

The following sentence is added under UPON YOUR DEATH:

Because the death benefit must be distributed within the time periods required by the Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are only available to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

OTHER INFORMATION

The following paragraph is added under DISTRIBUTOR:

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I) (closed May 1, 2002 and subsequently substituted) and AIM V.I. International Growth Fund (Series I) (closed May 1,
2002); Franklin Templeton Variable Insurance Products Trust: Templeton Growth Securities Fund (Class I) (closed May 1, 2002); Templeton Foreign Securities Fund (Class I) (closed May 1, 2003); Metropolitan Series Fund, Inc.: T. Rowe Price Mid Cap Growth Portfolio (Class B) (closed May 1, 2003); Metropolitan Series Fund, Inc.: Capital Guardian U.S. Equity Portfolio (Class B) (closed May 1, 2003); Met Investors Series Trust: MFS(R) Research International Portfolio (Class A) (closed May 1, 2003); Metropolitan Series Fund, Inc.: Julius Baer International Stock Portfolio (Class B) (formerly FI International Stock Portfolio (Class B)) (closed December 19, 2003); Metropolitan Series Fund,
Inc.: T. Rowe Price Large Cap Growth Portfolio (Class A) (closed May 1, 2004); Jennison Growth Portfolio (Class B) (closed May 1, 2005); Met Investors Series
Trust: Legg Mason Value Equity Portfolio (Class B) (added and closed May 1, 2006; and Putnam Variable Trust: Putnam VT Growth and Income Portfolio (Class
IB) (closed May 1, 2006); Met Investors Series Trust: Lord Abbett Bond Debenture Portfolio (Class B), Lord Abbett Mid Cap Value Portfolio (Class B), and Met/AIM Capital Appreciation Portfolio (Class A) (added and closed April 30, 2007).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of the Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (Class 1) (closed May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (Class A) (closed May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (Class 1) (closed May 1, 2003) was replaced with T. Rowe Price Large Cap Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and Mutual Shares Securities Fund (Class 1) (closed May 1,
2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust; and (b) AIM Variable Insurance Funds: AIM V.I. Premier Equity Fund (Series I) (closed May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A).

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class
B) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Money Market Portfolio (Class B) of the Met Investors Series Trust merged into the BlackRock Money Market Portfolio of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of April 30, 2007, the AIM V.I. Capital Appreciation Fund (Series
I) (closed effective May 1, 2002) was replaced with the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following portfolios of the Met Investors Series Trust were merged: the Met/Putnam Capital Opportunities Portfolio (Class
A) merged into the Lazard Mid-Cap Portfolio (Class A); and the Lord Abbett America's Value Portfolio (Class B) merged into the Lord Abbett Bond Debenture Portfolio (Class B) (approximately 35%) and the Lord Abbett Mid-Cap Value Portfolio (Class B) (approximately 65%).

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and current income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

METROPOLITAN SERIES FUND, INC.
(CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers, LLC, has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

MFS(R) TOTAL RETURN PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

SUPP-408COVASERA
                                      6

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
             FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                    METLIFE INVESTORS USA INSURANCE COMPANY
                   METLIFE INVESTORS USA SEPARATE ACCOUNT A

                       SUPPLEMENT DATED OCTOBER 23, 2007
                                    TO THE
              VARIABLE ANNUITY CONTRACT PROSPECTUSES LISTED BELOW

This supplement describes a change to federal tax regulations that affects certain qualified contracts issued as Tax Sheltered Annuities under section 403(b) of the Internal Revenue Code.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900              (800) 343-8496
             Irvine, CA 92614

                                                                    SUPP-403BGW

Contracts issued by First MetLife Investors Insurance Company (First MetLife Investors Variable Annuity Account One):

    First COVA VA Prospectus dated May 1, 2002 (as supplemented)
    First Cova Custom-Select VA Prospectus dated May 1, 2002 (as supplemented) First Cova Russell-Select VA Prospectus dated May 1, 2002 (as supplemented) Class AA (old) Prospectus dated May 1, 2002 (as supplemented)
    Class B (old) Prospectus dated May 1, 2002 (as supplemented)
    Class VA (old) Prospectus dated May 1, 2002 (as supplemented)

Contracts issued by MetLife Investors Insurance Company (MetLife Investors Variable Annuity Account One):

    COVA VA SPDA Prospectus dated May 1, 1998 (as supplemented)
    COVA Series A Prospectus dated May 1, 2000 (as supplemented)
    COVA VA Prospectus dated April 30, 2007 (as supplemented)
    Firstar Summit VA Prospectus dated April 30, 2007 (as supplemented) Premier Advisor VA Prospectus dated April 30, 2007 (as supplemented) Destiny Select VA Prospectus dated April 30, 2007 (as supplemented) Prevail VA Prospectus dated April 30, 2007 (as supplemented) Navigator-Select VA Prospectus dated April 30, 2007 (as supplemented) Russell-Select VA Prospectus dated April 30, 2007 (as supplemented) Custom-Select VA Prospectus dated April 30, 2007 (as supplemented)

Contracts issued by MetLife Investors Insurance Company (MetLife Investors Variable Annuity Account Five):

    COVA VA Prospectus dated November 9, 2006 (as supplemented)
    Premier Advisor VA Prospectus dated November 9, 2006 (as supplemented) Navigator-Select VA Prospectus dated November 9, 2006 (as supplemented) Russell-Select VA Prospectus dated November 9, 2006 (as supplemented) Custom-Select VA Prospectus dated November 9, 2006 (as supplemented) COVA Series A Prospectus dated November 9, 2006 (as supplemented)

Contracts issued by MetLife Investors USA Insurance Company (MetLife Investors USA Separate Account A):

    SF 101 Group Flexible Payment VA Prospectus dated May 1, 2000 (as supplemented)
    Ultimate Annuity Prospectus dated November 6, 1996 (as supplemented) Foresight Prospectus dated May 1, 2001 (as supplemented)
    SecurAnnuity Prospectus dated May 1, 2000 (as supplemented)
    Group Flexible Payment VA-234 Prospectus dated May 1, 2002 (as supplemented) Investors Choice Prospectus dated April 30, 2007 (as supplemented)
    Capital Strategist Prospectus dated April 30, 2007 (as supplemented)
    Imprint Prospectus dated April 30, 2007 (as supplemented)
    Strive Prospectus dated April 30, 2007 (as supplemented)
    Sunshine Plan 236 Prospectus dated May 1, 2002 (as supplemented)
    Flexible Value Prospectus dated May 1, 2004 (as supplemented)

                      METLIFE INVESTORS INSURANCE COMPANY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 30, 2007
                                      TO
              PROSPECTUSES DATED MAY 1, 2000 AND NOVEMBER 9, 2006
                                (COVA SERIES A)

This Supplement revises information contained in the prospectuses dated May 1, 2000 (as supplemented) and November 9, 2006 for the Cova Series A Variable Annuity contracts issued by MetLife Investors Variable Annuity Account One and MetLife Investors Variable Annuity Account Five, respectively, and MetLife Investors Insurance Company. This Supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are supplemented or modified as follows:
PURCHASE

PURCHASE PAYMENTS

We accept purchase payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money")

INVESTMENT OPTIONS

The contract offers the investment portfolios which are listed below. Appendix B contains a summary of subadvisers and investment objectives for each portfolio. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, LOWA, 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT
HTTP://WWW.SEC.GOV.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates, Met Investors Advisory LLC and MetLife Advisers, LLC) or subadviser of an investment portfolio or its affiliates may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in the Company's role as an intermediary, with respect to the investment portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fees deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

We and certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, Met Investors Advisory LLC and MetLife Advisers, LLC, which are organized as "limited liability companies." Our ownership interests in Met Investors Advisory LLC and MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an investment portfolio. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers.

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 plan, if any, is described in more detail in the investment portfolio's prospectus. Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to investment portfolios advised by our affiliates than those that are not, we may be more inclined to offer investment portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of contract value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 Lazard Mid-Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 MFS(R) Research International Portfolio (Class B)
 Oppenheimer Capital Appreciation Portfolio (Class B)
 PIMCO Total Return Portfolio
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

 BlackRock Bond Income Portfolio (Class B)
 BlackRock Money Market Portfolio
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio (Class E)
 MFS(R) Total Return Portfolio (Class B)
 Oppenheimer Global Equity Portfolio (Class B)
 T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

 Putnam VT Equity Income Fund

MARKET TIMING

Frequent requests from Contract Owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the Lord Abbett Bond Debenture Portfolio, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio and T. Rowe Price Small Cap Growth Portfolio) and we monitor transfer activity in those investment portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Contract to be submitted with an original signature.

Transfers made under a dollar cost averaging program or a rebalancing program are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee

(which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we currently may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the investment portfolio.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the investment portfolio prospectuses for more details.

ACCESS TO YOUR MONEY

We may withhold payment of surrender, partial surrender or loan proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (I.E., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I) (closed May 1, 2002 and subsequently substituted) and AIM V.I. International Growth Fund (Series I) (closed May 1,
2002); Franklin Templeton Variable Insurance Products Trust: Templeton Growth Securities Fund (Class I) (closed May 1, 2002); Templeton Foreign Securities Fund (Class I) (closed May 1, 2003); Metropolitan Series Fund, Inc.: T. Rowe Price Mid Cap Growth Portfolio (Class B) (closed May 1, 2003); Metropolitan Series Fund, Inc.: Capital Guardian U.S. Equity Portfolio (Class B) (closed May 1, 2003); Met Investors Series Trust: MFS(R) Research International Portfolio (Class A) (closed May 1, 2003); Metropolitan Series Fund, Inc.: FI International Stock Portfolio (Class B) (closed December 19, 2003); Metropolitan Series Fund, Inc.: T. Rowe Price Large Cap Growth Portfolio (Class
A) (closed May 1, 2004); Jennison Growth Portfolio (Class B) (closed May 1,
2005); Met Investors Series Trust: Legg Mason Value Equity Portfolio (Class B) (added and closed May 1, 2006; and Putnam Variable Trust: Putnam VT Growth and Income Portfolio (Class IB) (closed May 1, 2006); Met Investors Series Trust:
Lord Abbett Bond Debenture Portfolio (Class B), Lord Abbett Mid-Cap Value Portfolio (Class B), and Met/AIM Capital Appreciation Portfolio (Class A) (added and closed April 30, 2007).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of the Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (Class 1) (closed May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (Class A) (closed May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (Class 1) (closed May 1, 2003) was replaced with T. Rowe Price Large Cap Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and Mutual Shares Securities Fund (Class 1) (closed May 1,
2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust; and (b) AIM Variable Insurance Funds: AIM V.I. Premier Equity Fund (Series I) (closed May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A).

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class
B) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Money Market Portfolio (Class B) of the Met Investors Series Trust merged into the BlackRock Money Market Portfolio of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

Effective as of April 30, 2007, the AIM V.I. Capital Appreciation Fund (Series
I) (closed effective May 1, 2002) was replaced with the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, the following portfolios of the Met Investors Series Trust were merged: the Met/Putnam Capital Opportunities Portfolio (Class
A) merged into the Lazard Mid-Cap Portfolio (Class A); and the Lord Abbett America's Value Portfolio (Class B) merged into the Lord Abbett Bond Debenture Portfolio (Class B) (approximately 35%) and the Lord Abbett Mid-Cap Value Portfolio (Class B) (approximately 65%).

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

LAZARD MID-CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and current income without excessive fluctuations in the market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Service Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

METROPOLITAN SERIES FUND, INC.
(CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers, LLC, has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

MFS(R) TOTAL RETURN PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

SUPP-407COVASERA
                                      7

                      METLIFE INVESTORS INSURANCE COMPANY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                       NAVIGATOR SELECT VARIABLE ANNUITY
                        CUSTOM SELECT VARIABLE ANNUITY
                             COVA VARIABLE ANNUITY
                        FIRSTAR SUMMIT VARIABLE ANNUITY
                       PREMIER ADVISOR VARIABLE ANNUITY
                        DESTINY SELECT VARIABLE ANNUITY
                           PREVAIL VARIABLE ANNUITY
                        COVA SERIES A VARIABLE ANNUITY

                      SUPPLEMENT DATED DECEMBER 29, 2006
                                      TO
                      THE PROSPECTUSES DATED MAY 1, 2006
               (PROSPECTUS DATED MAY 1, 2000 FOR COVA SERIES A)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       NAVIGATOR SELECT VARIABLE ANNUITY
                        CUSTOM SELECT VARIABLE ANNUITY
                             COVA VARIABLE ANNUITY
                       PREMIER ADVISOR VARIABLE ANNUITY
                        COVA SERIES A VARIABLE ANNUITY

                      SUPPLEMENT DATED DECEMBER 29, 2006
                                      TO
                    THE PROSPECTUSES DATED NOVEMBER 9, 2006

MetLife Investors Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove certain investment portfolios ("Existing Funds") and substitute new investment portfolios ("Replacement Funds") as shown below. The Replacement Funds are portfolios of Met Investors Series Trust or Metropolitan Series Fund, Inc. To the extent that a Replacement Fund is not currently available as an investment portfolio under your Contract, such Replacement Fund will be added as an investment portfolio on or before the date of the substitution. Please retain this supplement and keep it with the prospectus for future reference.

To the extent required by law, approval of the proposed substitutions is being obtained from the state insurance regulators in certain jurisdictions.

The Company believes that the proposed substitutions are in the best interest of Contract Owners. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitutions will occur on or about May 1, 2007.

The proposed substitution and respective adviser and/or sub-adviser for all of the Contracts listed above are:

    EXISTING FUND AND CURRENT ADVISER       REPLACEMENT FUND AND SUB-ADVISER

    AIM Variable Insurance Funds - AIM    Met Investors Series
      V.I. Capital (right arrow)            Trust - Met/AIM Capital
    Appreciation Fund (Series I)          Appreciation Portfolio (Class A)
    A I M Advisors, Inc.                  A I M Capital Management, Inc.

The proposed substitution and respective adviser and/or sub-adviser for the Navigator Select Variable Annuity, the Custom Select Variable Annuity and the Destiny Select Variable Annuity only are:

   EXISTING FUND AND CURRENT ADVISER       REPLACEMENT FUND AND SUB-ADVISER

   DWS Variable Series II - DWS Small    Metropolitan Series Fund, Inc. - T.
     Cap Growth (right arrow)              Rowe Price
   VIP (Class A)                         Small Cap Growth Portfolio (Class A)
   Deutsche Investment Management        T. Rowe Price Associates, Inc.
     Americas Inc.

Please note that:

.. No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitutions.

.. The elections you have on file for allocating your Contract Value and Purchase Payments will be redirected to the Replacement Funds unless you change your elections and transfer your Contract Value before the substitutions take place.

.. You may transfer amounts in your Contract among the investment portfolios and the fixed option as usual. The substitutions will not be treated as transfers for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" and excessive trading activities by Contract Owners or agents of Contract Owners.

.. If you make one transfer from one of the above Existing Funds before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

.. On the effective date of the substitutions, your Contract Value in the investment portfolios will be the same as before the substitutions. However, the number of units you receive in the Replacement Funds will be different from the number of units in your Existing Funds, due to the difference in unit values.

..  There will be no tax consequences to you.

Following the substitutions, we will send you a prospectus for Met Investors Series Trust and/or Metropolitan Series Fund, Inc., as well as notice of the actual date of the substitutions and confirmation of transfers.

Please contact your registered representative if you have any questions.

                                                                      THE FIXED
                                                           AND VARIABLE ANNUITY
                                                                      ISSUED BY
                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                                                                            AND
                                            METLIFE INVESTORS INSURANCE COMPANY

    This prospectus describes the Fixed and Variable Annuity Contract issued by MetLife Investors Insurance Company (MetLife Investors, we or us). The contract is not available for new sales. However, you can continue to make additional purchase payments to your contract.
The annuity contract has many investment choices - a fixed account which offers an interest rate which is guaranteed by MetLife Investors, and the available investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))
   Lord Abbett America's Value Portfolio (Class B)
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid-Cap Value Portfolio
   Met/Putnam Capital Opportunities Portfolio
   MFS(R) Research International Portfolio (Class B)
   Oppenheimer Capital Appreciation Portfolio (Class B)
   PIMCO Total Return Portfolio
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))
   BlackRock Bond Income Portfolio (Class B)
   BlackRock Money Market Portfolio
   Capital Guardian U.S. Equity Portfolio
   Davis Venture Value Portfolio (Class E)
   MFS(R) Total Return Portfolio (Class B)
   Oppenheimer Global Equity Portfolio (Class B)
   T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)
   Putnam VT Equity Income Fund

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Fixed and Variable Annuity Contract.
To learn more about the MetLife Investors Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 25 of this prospectus. For a free copy of the SAI, call us at (800) 989-3752 or write us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.
The Contracts:
..  are not bank deposits
..  are not FDIC insured
..  are not insured by any federal government agency
..  are not guaranteed by any bank or credit union
..  may be subject to loss of principal
THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The contracts described in this prospectus were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company.

November 9, 2006

                            TABLE OF CONTENTS  PAGE

                  INDEX OF SPECIAL TERMS..................  2

                  SUMMARY.................................  3

                  FEE TABLES AND EXAMPLES.................  5

                  1. THE ANNUITY CONTRACT.................  8
                     Market Timing........................  8

                  2. ANNUITY PAYMENTS (THE INCOME PHASE)    8
                     Annuity Date.........................  8
                     Annuity Payments.....................  8
                     Annuity Options......................  9

                  3. PURCHASE.............................  9
                     Purchase Payments....................  9
                     Allocation of Purchase Payments...... 10
                     Accumulation Units................... 10

                  4. INVESTMENT OPTIONS................... 10
                     Transfers............................ 12
                     Market Timing........................ 12
                     Dollar Cost Averaging Program........ 14
                     Automatic Rebalancing Program........ 14
                     Voting Rights........................ 15
                     Substitution......................... 15

                  5. EXPENSES............................. 15
                     Contract Maintenance Charge.......... 15
                     Premium Taxes and Other Taxes........ 16
                     Transfer Fee......................... 16
                     Investment Portfolio Expenses........ 16

                  6. ACCESS TO YOUR MONEY................. 16
                     Systematic Withdrawal Program........ 17
                     Suspension of Payments or Transfers.. 17

                  7. PERFORMANCE.......................... 17

                  8. DEATH BENEFIT........................ 18
                     Upon Your Death...................... 18
                     Death of Annuitant................... 19

                  9. FEDERAL INCOME TAX STATUS............ 19
                     Taxation of Non-Qualified Contracts.. 19
                     Taxation of Qualified Contracts...... 21
                     Foreign Tax Credits.................. 22
                     Possible Tax Law Changes............. 23

                                                          PAGE

                 10. OTHER INFORMATION...................   23
                    MetLife Investors....................   23
                    The Separate Account.................   24
                    Distributor..........................   24
                    Selling Firms........................   24
                    Ownership............................   25
                    Beneficiary..........................   25
                    Assignment...........................   25
                    Financial Statements.................   25

                 TABLE OF CONTENTS OF THE STATEMENT OF
                 ADDITIONAL INFORMATION..................   25

                 APPENDIX A
                    Condensed Financial Information......  A-1

                 APPENDIX B
                    Participating Investment Portfolios..  B-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                               PAGE
                           Accumulation Phase....  8
                           Accumulation Unit..... 10
                           Annuitant.............  8
                           Annuity Date..........  8
                           Annuity Options.......  9
                           Annuity Payments......  8
                           Annuity Unit.......... 10
                           Beneficiary........... 25
                           Fixed Account.........  8
                           Income Phase..........  8
                           Investment Portfolios. 10
                           Joint Owner........... 25
                           Non-Qualified......... 19
                           Owner................. 25
                           Purchase Payment......  9
                           Qualified............. 19
                           Tax Deferral..........  8

SUMMARY

THE SECTIONS IN THIS SUMMARY CORRESPOND TO SECTIONS IN THIS PROSPECTUS WHICH DISCUSS THE TOPICS IN MORE DETAIL.

1.  THE ANNUITY CONTRACT:

The fixed and variable annuity contract issued by MetLife Investors is a contract between you, the owner, and MetLife Investors, an insurance company. The contract provides a means for investing on a tax-deferred basis. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options. New contracts are no longer offered by MetLife Investors.

This contract offers investment portfolios. These portfolios are designed to offer a potentially better return than the fixed account. However, this is NOT guaranteed. You can also lose your money.

The fixed account offers an interest rate that is guaranteed by the insurance company, MetLife Investors. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by MetLife Investors.

You can put money in any or all of the investment portfolios (except as noted) and the fixed account. Except as otherwise limited by MetLife Investors (see "Investment Options - Market Timing"), you can transfer between accounts up to 12 times a year without charge or tax implications. After 12 transfers, the charge is $25.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine, in part, the amount of income payments during the income phase.

2.  ANNUITY PAYMENTS (THE INCOME PHASE):

If you want to receive regular income from your annuity, you can choose an annuity option. Once you begin receiving regular payments, you cannot change your payment plan. During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3.  PURCHASE:

Currently, this contract is not available for new sales. However, you can add $500 or more any time you like during the accumulation phase. The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state income tax brackets.

4.  INVESTMENT OPTIONS:

You can put your money in the investment portfolios which are briefly described in Appendix B and more fully described in the prospectuses for the funds. Depending upon market conditions and the performance of the portfolio(s) you select, you can make or lose money in any of these portfolios.

5.  EXPENSES:

The contract has insurance and investment features. There are costs related to each.

.. Each year MetLife Investors deducts a $30 contract maintenance charge from your contract. During the accumulation phase, MetLife Investors currently waives this charge if the value of your contract is at least $50,000.

.. MetLife Investors also deducts a mortality and expense risk charge which is equivalent, on an annual basis, to .85% of the average daily value of your contract allocated to the investment portfolios.

.. MetLife Investors will deduct a sales charge from each purchase payment you make before it allocates your money to the investment portfolios and/or the fixed account. The amount of the sales charge varies depending upon the amount of the purchase payments you make and the value of your contract at the time MetLife Investors receives your purchase payment. MetLife Investors will also take into account the amount of purchase payments which you represent in writing will be made during a 13-month period. The larger your purchase payments and contract value are, the less your sales charge will be. The charge ranges from 5.75% to 1.00%.

..  When you begin receiving regular income payments from your annuity, MetLife
   Investors may assess a state premium tax charge which ranges from 0%-3.5%, depending upon the state.

.. There are also investment charges which currently range from .42% to 1.22% of the average daily value of the investment portfolio depending upon the investment portfolio.

6.  ACCESS TO YOUR MONEY:

You can take money out at any time during the accumulation phase. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

7.  DEATH BENEFIT:

If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit.

8.  OTHER INFORMATION:

NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

ADDITIONAL FEATURES. This contract has additional features you might be interested in. These include:

.. You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

.. You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

.. You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

These features are not available in all states and may not be suitable for your particular situation.

9.  TAXES:

Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

10. INQUIRIES:

If you need more information, please contact the Annuity Service Center at:

MetLife Investors Distribution Company
P.O. Box 10366
Des Moines, IA 50306-0366
(800) 343-8496

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.
STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES

                 SALES CHARGE (See Note 1 below)
                 (as a percentage of
                 gross purchase payment)
                 Owner's Investment               Sales Charge
                 ------------------               ------------
                 Less than $50,000                   5.75%
                 $50,000 - $99,999.99                4.50%
                 $100,000 - $249,999.99              3.50%
                 $250,000 - $499,999.99              2.50%
                 $500,000 - $999,999.99              2.00%
                 $1,000,000 or greater               1.00%

TRANSFER FEE (see Note 2 below)  No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer.

            CONTRACT MAINTENANCE CHARGE  $30 per contract per year
            (see Note 3 below)

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

                  Mortality and Expense Risk Charge       .85%
                                                          ----
                  Total Separate Account Annual Expenses  .85%

--------------------------------------------------------------------------------

EXPLANATION OF FEE TABLE
1. You may be entitled to a reduced sales charge if: 1) you indicate in writing that you will make additional purchase payments to your contract during a 13-month period; and 2) if the amount of the owner's investment (purchase payment plus contract value) falls within certain dollar ranges. See "Expenses" for a discussion of how the sales charge is determined.

2. MetLife Investors will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is under the Dollar Cost Averaging or Automatic Rebalancing Programs.

3. During the accumulation phase, MetLife Investors will not charge the contract maintenance charge if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, MetLife Investors will charge the contract maintenance charge.

4. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED
BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.
--------------------------------------------------------------------------------

TOTAL ANNUAL INVESTMENT                                                               MINIMUM MAXIMUM
PORTFOLIO OPERATING                                                                     0.42%   1.22%
EXPENSES (expenses that are deducted from investment
portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table describes the annual operating expenses for each investment portfolio for the year ended December 31, 2005, before any applicable contractual fee waivers and expense reimbursements:

ANNUAL OPERATING EXPENSES
(as a percentage of average net assets)

-----------------------------------------------------------------------------------------------------------
                                                                                       GROSS       NET
                                                                                       TOTAL      TOTAL
                                                       MANAGEMENT  OTHER               ANNUAL     ANNUAL
                                                          FEES    EXPENSES 12B-1 FEES EXPENSES EXPENSES (1)
-----------------------------------------------------------------------------------------------------------
METROPOLITAN SERIES FUND, INC.
(CLASS A (OR CLASS B AS NOTED))
-----------------------------------------------------------------------------------------------------------
 BlackRock Bond Income Portfolio (Class B)                .40%      .07%      .25%      .72%       .72%
-----------------------------------------------------------------------------------------------------------
 BlackRock Money Market Portfolio                         .35%      .07%      .00%      .42%       .42%
-----------------------------------------------------------------------------------------------------------
 Capital Guardian U.S. Equity Portfolio                   .67%      .06%      .00%      .73%       .73%
-----------------------------------------------------------------------------------------------------------
 Davis Venture Value Portfolio (Class E)                  .72%      .04%      .15%      .91%       .91%
-----------------------------------------------------------------------------------------------------------
 MFS Total Return Portfolio (Class B)                     .57%      .16%      .25%      .98%       .98%(2)
-----------------------------------------------------------------------------------------------------------
 Oppenheimer Global Equity Portfolio (Class B)            .60%      .33%      .25%     1.18%      1.18%
-----------------------------------------------------------------------------------------------------------
 T. Rowe Price Small Cap Growth Portfolio                 .51%      .09%      .00%      .60%       .60%
-----------------------------------------------------------------------------------------------------------
MET INVESTORS SERIES TRUST
(CLASS A (OR CLASS B AS NOTED))
-----------------------------------------------------------------------------------------------------------
 Lord Abbett America's Value Portfolio (Class B)          .65%      .28%      .25%     1.18%      1.18%
-----------------------------------------------------------------------------------------------------------
 Lord Abbett Bond Debenture Portfolio                     .51%      .05%      .00%      .56%       .56%
-----------------------------------------------------------------------------------------------------------
 Lord Abbett Growth and Income Portfolio                  .50%      .04%      .00%      .54%       .54%(3)
-----------------------------------------------------------------------------------------------------------
 Lord Abbett Mid-Cap Value Portfolio                      .68%      .08%      .00%      .76%       .76%
-----------------------------------------------------------------------------------------------------------
 Met/Putnam Capital Opportunities Portfolio               .85%      .37%      .00%     1.22%      1.22%
-----------------------------------------------------------------------------------------------------------
 MFS Research International Portfolio (Class B)           .74%      .22%      .25%     1.21%      1.21%(4)
-----------------------------------------------------------------------------------------------------------
 Oppenheimer Capital Appreciation Portfolio (Class B)     .59%      .10%      .25%      .94%       .94%(4)
-----------------------------------------------------------------------------------------------------------
 PIMCO Total Return Portfolio                             .50%      .07%      .00%      .57%       .57%(4)
-----------------------------------------------------------------------------------------------------------
 Van Kampen Comstock Portfolio (Class B)                  .63%      .05%      .25%      .93%       .93%
-----------------------------------------------------------------------------------------------------------
 Van Kampen Mid-Cap Growth Portfolio                      .70%      .29%      .00%      .99%       .99%
-----------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB)
-----------------------------------------------------------------------------------------------------------
 Putnam VT Equity Income Fund                             .65%      .17%      .25%     1.07%      1.07%
-----------------------------------------------------------------------------------------------------------

(1) The Net Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios. Each of these arrangements terminates on April 30, 2007 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. The information provided is for the year ended December 31, 2005.

(2) The management fee has been restated to reflect a new management fee schedule that became effective May 1, 2006.

(3) The management fee has been restated to reflect a new management fee schedule that became effective on January 1, 2006.

(4) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers of portfolio expenses. The amounts repaid per portfolio are: 0.05% for the MFS Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE REIMBURSEMENT AND/OR WAIVER). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                                               Time Periods
         1 year                      3 years                     5 years                    10 years
---------------------------------------------------------------------------------------------------------------
         (a)$777                    (a)$1,198                   (a)$1,642                   (a)$2,868
         (b)$701                    (b)$  966                   (b)$1,252                   (b)$2,060

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                                               Time Periods
         1 year                      3 years                     5 years                    10 years
---------------------------------------------------------------------------------------------------------------
         (a)$777                    (a)$1,198                   (a)$1,642                   (a)$2,868
         (b)$701                    (b)$  966                   (b)$1,252                   (b)$2,060

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.

1.  THE ANNUITY CONTRACT

This Prospectus describes the Fixed and Variable Annuity Contract issued by MetLife Investors. Currently, MetLife Investors is not offering this contract for new sales. However, you can continue to make additional purchase payments to your contract.

An annuity is a contract between you, the owner, and an insurance company (in this case MetLife Investors), where the insurance company promises to pay an income to you, in the form of annuity payments, beginning on a designated date that is at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from TAX DEFERRAL. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolios you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by MetLife Investors. MetLife Investors guarantees that the interest rate credited to the fixed account will not be less than 4% per year. If you select the fixed account, your money will be placed with the other general assets of MetLife Investors, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all interest and rights under the contract. You can change the owner at any time by notifying MetLife Investors in writing. You and your spouse can be named joint owners. We have described more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other Contract Owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by Contract Owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."

2.  ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY DATE

Under the contract you can receive regular income payments (referred to as annuity payments). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month.

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract.

ANNUITY PAYMENTS

You will receive ANNUITY PAYMENTS during the income phase. In general, annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later (this requirement may differ slightly for special programs and may be changed by us). The ANNUITANT is the person whose life we look to when we make annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the:

..  fixed account,

..  the investment portfolio(s), or

..  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) on the annuity date,

2) the assumed investment rate used in the annuity table for the contract, and

3) the performance of the investment portfolios you selected.

If the actual performance exceeds the assumed investment rate (AIR), your annuity payments will increase. Similarly, if the actual investment rate is less than the AIR, your annuity payments will decrease. Currently the AIR is 3%. MetLife Investors may change the AIR or add AIRs in the future.

Annuity payments will be paid in monthly installments or at any frequency acceptable to MetLife Investors. Each annuity payment will be reduced by a pro rata portion of the contract maintenance charge. (See "Expenses").

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, MetLife Investors may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month, MetLife Investors has the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

You can choose one of the following annuity options or any other annuity option acceptable to MetLife Investors. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive. If both Annuitants die after the first payment and before the second payment, then we will make only one payment.

3.  PURCHASE

PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The maximum aggregate purchase payments we accept is $1 million without our prior approval. You can make additional purchase payments of $500 or more during the accumulation phase. MetLife Investors reserves the right to reject any purchase payment.

ALLOCATION OF PURCHASE PAYMENTS

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. Currently, you may allocate your money to any of the investment portfolios. MetLife Investors reserves the right to limit the number of investment portfolios you may invest in at any one time in the future. There is a $500 minimum allocation requirement for the fixed account and for each investment portfolio.

If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern Time.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an ANNUITY UNIT.

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the value of a portfolio at the end of the current business day by the value of a portfolio for the previous business day, and

2) multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

  On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Lord Abbett Bond Debenture Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Bond Debenture Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Bond Debenture Portfolio.

4.  INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

An investment portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or
companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment portfolio with a small asset base. An investment portfolio may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with MetLife Investors. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates, Met Investors Advisory LLC and MetLife Advisers LLC) or subadviser of an investment portfolio or its affiliates may compensate us and/or certain of our affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from investment portfolio assets and does not decrease the investment portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

We and certain of our affiliated insurance companies are joint owners of our affiliated investment advisers, Met Investors Advisory LLC and MetLife Advisers LLC, which are formed as "limited liability companies." Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") The payments are deducted from the assets of the investment portfolios and are paid to our Distributor. These payments decrease the investment portfolio's investment return.

HOW WE SELECT THE INVESTMENT PORTFOLIOS. We select the investment portfolios offered through the contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or sub-adviser is one of our affiliates or whether the investment portfolio, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by selling firms through which the contract is sold. We review the investment portfolios periodically and may remove a investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

  Lord Abbett America's Value Portfolio (Class B)
  Lord Abbett Bond Debenture Portfolio

  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid-Cap Value Portfolio
  Met/Putnam Capital Opportunities Portfolio
  MFS(R) Research International Portfolio (Class B)
  Oppenheimer Capital Appreciation Portfolio (Class B)
  PIMCO Total Return Portfolio
  Van Kampen Comstock Portfolio (Class B)
  Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

  BlackRock Bond Income Portfolio (Class B)
  BlackRock Money Market Portfolio
  Capital Guardian U.S. Equity Portfolio
  Davis Venture Value Portfolio (Class E)
  MFS(R) Total Return Portfolio (Class B)
  Oppenheimer Global Equity Portfolio (Class B)
  T. Rowe Price Small Cap Growth Portfolio

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

  Putnam VT Equity Income Fund

TRANSFERS

You can transfer a portion of your account value among the fixed account and the investment portfolios.

MetLife Investors has reserved the right during the year to terminate or modify the transfer provisions described below, subject to applicable Federal and state laws and regulations. (See "Investment Options - Market Timing.")

TELEPHONE TRANSFERS. You and/or your registered representative on your behalf, can make transfers by telephone, Internet or other means acceptable to MetLife Investors. Telephone transfers will be automatically permitted unless you tell us otherwise. If you own the contract with a joint owner, unless MetLife Investors is instructed otherwise, MetLife Investors will accept instructions from either you or the other owner. MetLife Investors will use reasonable procedures to confirm that instructions given us by telephone are genuine. MetLife Investors may tape record all telephone instructions. We will consider telephone and Internet transfer requests received after 4:00 P.M. Eastern Time to be received the following business day.

TRANSFERS DURING THE ACCUMULATION PHASE. You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The following apply to any transfer during the accumulation phase:

1. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

2. Your request for transfer must clearly state how much the transfer is for.

3. You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time.

MARKET TIMING

Frequent requests from Contract Owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations

("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolio (i.e., the Lord Abbett Bond Debenture, Met/Putnam Capital Opportunities, MFS Research International and T. Rowe Price Small Cap Growth; and we monitor transfer activity in those investment portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities Exchange Commission, effective April 17, 2006 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instruction from the investment portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the investment portfolio.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the BlackRock Money Market Portfolio or the fixed account (new purchase payments only) to any of the other investment portfolio(s) you select. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase. MetLife Investors reserves the right to modify, terminate or suspend the Dollar Cost Averaging Program.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the BlackRock Money Market Portfolio or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program. MetLife Investors will waive the minimum transfer amount and the minimum amount required to establish dollar cost averaging if you establish dollar cost averaging for 6 or 12 months at the time you bought the contract.

There is no additional charge for participating in the Dollar Cost Averaging Program. If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Automatic Rebalancing Program at the same time. MetLife Investors may, from time to time, offer other dollar cost averaging programs which may have terms different from those described above.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. An automatic rebalancing program is intended to transfer contract value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits nor does it assure that you will not have losses. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected.

The Automatic Rebalancing Program is available only during the accumulation phase. Currently MetLife Investors does not charge for participating in the Automatic Rebalancing Program. If you participate in the

Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

  Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Lord Abbett Growth and Income Portfolio. Over the next
  2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, MetLife Investors will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Lord Abbett Growth and Income Portfolio to increase those holdings to 60%.

VOTING RIGHTS

MetLife Investors is the legal owner of the investment portfolio shares. However, MetLife Investors believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should MetLife Investors determine that it is no longer required to comply with the above, it will vote the shares in its own right.

SUBSTITUTION

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of the future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.

5.  EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

MORTALITY AND EXPENSE RISK CHARGE

This charge is equivalent, on an annual basis, to .85% of the daily value of the contract invested in an investment portfolio, after fund expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. This charge is also for administrative expenses. MetLife Investors may use any profits it makes from this charge to pay for the costs of distributing the contract.

CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, MetLife Investors deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge cannot be increased.

MetLife Investors will not deduct this charge during the accumulation phase if when the deduction is to be made, the value of your contract is $50,000 or more. MetLife Investors may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected out of each annuity payment.

SALES CHARGE

MetLife Investors deducts a sales charge from a gross purchase payment before the payment is allocated to an investment portfolio and/or the fixed account. The amount of the sales charge depends on the "owner's investment." The owner's investment for the initial purchase payment equals the amount of the initial gross purchase payment. The owner's investment for subsequent purchase payments equals the amount of the subsequent gross purchase payment and the value of your contract on the day MetLife

Investors receives the subsequent gross purchase payment. The charge is:

                                     Sales Charge (as a percentage
             Owner's Investment       of gross purchase payment)
             ------------------      -----------------------------
             Less than $50,000                   5.75%
             $50,000 - $99,999.99                4.50%
             $100,000 - $249,999.99              3.50%
             $250,000 - $499,999.99              2.50%
             $500,000 - $999,999.99              2.00%
             $1,000,000 or greater               1.00%

HOW TO REDUCE THE SALES CHARGE

You may be able to lower the sales charge you pay by indicating in writing the amount of gross purchase payments you intend to make during a 13-month period. You have 13 months from the date MetLife Investors receives the written indication to make the purchase payments you chose as your goal. We will deduct the sales charge based on the total of the purchase payments intended to be made if less than the sales charge as calculated above based on the owner's investment. You are not obligated to reach your purchase payment goal. If you do not make the amount of purchase payments you indicated during the 13-month period, we will deduct an additional charge from your contract in the 14th month equal to the difference between the sales charge determined with the intended purchase payments and the sales charge determined with the actual purchase payments made during the 13 months. Any additional sales charge will be deducted during the 14th month from the investment portfolios and the fixed account in the ratio that they bear to the value of your contract. MetLife Investors reserves the right to modify, suspend or terminate this feature at any time.

In addition, MetLife Investors will reduce or eliminate the amount of the sales charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with MetLife Investors. MetLife Investors may not deduct a sales charge under a contract issued to an officer, director or employee of MetLife Investors or any of its affiliates.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. MetLife Investors is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is MetLife Investors' current practice to not charge anyone for these taxes until annuity payments begin. MetLife Investors may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 per transfer. We will deduct the transfer fee from the investment portfolio and/or the fixed account from which the transfer is made or from the amount transferred if the entire amount in the investment portfolio and/or the fixed account is transferred.

If the transfer is part of the Dollar Cost Averaging Program or the Automatic Rebalancing Program, it will not count in determining the transfer fee.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fee table in this prospectus and in the fund prospectuses. These deductions and expenses are not charges under the terms of the contract but are represented in the share values of the investment options.

6.  ACCESS TO YOUR MONEY

You (or in the case of (3) below, your beneficiary) can have access to the money in your contract:

(1)by making a withdrawal (either a partial or a complete withdrawal);

(2)by electing to receive annuity payments; or

(3)when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when MetLife Investors receives a written request for a withdrawal prior to the close of trading on the New York Stock Exchange (currently, 4:00 P.M. Eastern Time):

..  less any contract maintenance charge.

Unless you instruct MetLife Investors otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. MetLife Investors requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio. If the remaining withdrawal value would be less than $500 after you make a partial withdrawal, the partial withdrawal amount will be the remaining withdrawal value.

When you make a withdrawal, the amount of the death benefit may be reduced. (See "Death Benefit.")

There are limits to the amount you can withdraw from qualified plans, including 403(b) plans. For a more complete explanation see "Federal Income Tax Status" and the discussion in the Statement of Additional Information.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. MetLife Investors does not have any charge for this program, but reserves the right to charge in the future. While the Systematic Withdrawal Program is in effect you can make additional withdrawals.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS. SEE "FEDERAL INCOME TAX STATUS."

SUSPENSION OF PAYMENTS OR TRANSFERS

MetLife Investors may be required to suspend or postpone payments for withdrawals or transfers for any period when:

.. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

..  trading on the New York Stock Exchange is restricted;

.. an emergency exists, as determined by the SEC, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or MetLife Investors cannot reasonably value the shares of the investment portfolios; or

.. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

MetLife Investors has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block your ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7.  PERFORMANCE

MetLife Investors periodically advertises performance of the various investment portfolios. MetLife Investors will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the investment portfolio expenses. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, and investment portfolio expenses.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustration, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.

8.  DEATH BENEFIT

UPON YOUR DEATH

If you die before annuity payments begin, MetLife Investors will pay a death benefit to your beneficiary (see below). Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

If you, or a joint owner, who is not the annuitant, die during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at your death. If you die during the income phase, the beneficiary will become the owner of the contract.

At the time you buy the contract, you can select the Annual Step-Up Option or the Five Year Step-Up with 4% Accumulation Option. If you do not choose a death benefit option on the forms provided by MetLife Investors, the Annual Step-Up Option will be your death benefit.

The death benefits are described below. If you have a joint owner, the death benefit is determined based on the age of the oldest joint owner and the death benefit is payable on the death of the first joint owner.

ANNUAL STEP-UP OPTION:

The death benefit will be the greatest of:

1. Gross purchase payments less any withdrawals; or

2. The value of your contract determined on the business day following the day when MetLife Investors receives both due proof of death and an election for payment; or

3. The greatest contract value (as explained below).

The greatest contract value is evaluated at each contract anniversary prior to the date of your or your joint owner's death and on each day a purchase payment or withdrawal is made. On the contract anniversary, if the current contract value exceeds the greatest contract value, the greatest contract value will be increased to the current value of your contract. If a purchase payment is made, the amount of the gross purchase payment will increase the greatest contract value. If a withdrawal is made, the greatest contract value will be reduced by the amount withdrawn.

After you or your joint owner attains age 80, the greatest contract value is no longer evaluated at each contract anniversary. On the contract anniversary on or before your, or your joint owner's, 80th birthday, if the current contract value exceeds the greatest contract value, the greatest contract value will be increased to the current contract value. If a purchase payment is made, including after age 80, the amount of the gross purchase payment will increase the greatest contract value. If a withdrawal is made, including after age 80, the greatest contract value will be reduced by the amount withdrawn.

FIVE YEAR STEP-UP WITH 4% ACCUMULATION OPTION:

The death benefit will be the greatest of:

1. Gross purchase payments, less any withdrawals made on or before your or your joint owner's 80th birthday, accumulated at an effective annual rate of 4% until the owner's or joint owner's 80th birthday or death; plus any subsequent gross purchase payments less any subsequent withdrawals made subsequent to the owner's or a joint owner's 80th birthday; or

2. The value of your contract determined on the business day following the day when MetLife Investors receives both due proof of death and an election for payment; or

3. The greatest of the values of your contract resulting from taking the contract value on any 5 year contract anniversary while the owner, or a joint owner is living, on or before your, or your joint owner's 80th birthday, plus any gross purchase payments you made subsequent to that contract anniversary, less any withdrawals subsequent to that contract anniversary.

In certain states, one or both of the death benefit options described above may not be available. Check your contract for your applicable death benefit provision.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

The amount of the death benefit is determined as of the end of the business day during which MetLife Investors receives both due proof of death and an election for the payment option. The death benefit amount remains in the investment portfolios and/or the fixed account until distribution begins. From the time we determine the death benefit until we make a complete distribution, any amount in an investment portfolio will be subject to investment risk which is borne by the beneficiary.

DEATH OF ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you, as the owner automatically become the annuitant. You can name a new annuitant, subject to MetLife Investors' administrative rules then in effect. If the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant during the income phase, the death benefit, if any, will be as provided for in the annuity option selected and will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

9.  FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "QUALIFIED Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "NON-QUALIFIED Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non- deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract may be considered as deemed distributions subject to immediate taxation. Consult your tax adviser.

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS.

In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..  made on or after the taxpayer reaches age 59 1/2;

..  made on or after the death of an owner;

..  attributable to the taxpayer's becoming disabled;

.. made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

.. under certain immediate income annuities providing for substantially equal payments made at least annually

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your own tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as page 18 of this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRA'S). IRA's, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2005, $4,000 plus, for an owner age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The contract, together with the death benefit options and the IRA endorsement, has not been submitted to the Internal Revenue Service (IRS) for approval. To date the IRS has not addressed in a ruling of general applicability whether a death benefit provision such as the optional death benefit riders in the contract comports with IRA qualification requirements. The IRS could conceivably take the position that the offering of death benefits in excess of the greater of (a) account balance or (b) return of premium (adjusted for prior distributions) adversely affects the qualification of the contract as an IRA.

Disqualification of the contract as an IRA could result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. Consult a tax adviser before electing an optional death benefit rider with an IRA.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2005 (as may be increased in future years for cost of living adjustments). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an

IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments of the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

SECTION 457(B) PLANS. An eligible 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution roles. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b), and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the contract, you should keep in mind that the value of a variable annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the variable annuity contract, the value of the variable annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a variable annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to variable annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from variable annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.

10. OTHER INFORMATION

METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. MetLife is a leading provider of insurance and financial products and services to individual and group customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors Insurance Company. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that the contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees, and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

On March, 24, 1992, the Separate Account was established by MetLife Investors Insurance Company of California as a separate account under California insurance law. On November 9, 2006, and in conjunction with the merger of MetLife Investors Insurance Company of California with and into MetLife Investors, the Separate Account became a separate account of MetLife Investors, maintained under Missouri insurance law. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), 5 Park Plaza, Suite 1900, Irvine, California 92614, for the distribution of the contracts. Prior to May 1, 2001, MetLife Investors Sales Company (formerly, COVA Life Sales Company) was the distributor of the contracts. We and Distributor have entered into selling agreements with other broker-dealers ("selling firms") for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

Certain investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular investment portfolio.

SELLING FIRMS

We and Distributor have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may receive some form of non-cash compensation. These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our General Account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO ALL SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may provide certain types of non-cash compensation. The maximum commission payable for contract sales by selling firms is 5.75% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.00% of account value (less purchase payments received within the previous 12 months). We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as annuity payments). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner (this may be a taxable event). The beneficiary becomes the owner when a death benefit is payable. When this occurs, some ownership rights may be limited.

JOINT OWNER. The contract can be owned by JOINT OWNERS. Any joint owner must be the spouse of the other owner (except in Pennsylvania). Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY

The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. MetLife Investors will not be bound by the assignment until it receives the written notice of the assignment. MetLife Investors will not be liable for any payment or other action it takes in accordance with the contract before it receives notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

The consolidated financial statements of MetLife Investors and General American Life, and the financial statements of the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE
STATEMENT OF ADDITIONAL INFORMATION

   Company
   Experts
   Custodian
   Distribution
   Calculation of Performance Information
   Annuity Provisions
   Tax Status of the Contracts
   Financial Statements

To request a Statement of Additional Information for the MetLife Investors Fixed and Variable Annuity dated November 9, 2006, please enter your name and address in the spaces provided below, and detach and mail this form to us at:

MetLife Investors Insurance Company
Attn: Variable Products
5 Park Plaza, Suite 1900
Irvine, CA 92614

--------------------------------------------------------------------------------

Please send me, at no charge, the Statement of Additional Information dated November 9, 2006 for the Cova Series A Fixed and Variable Annuity issued by MetLife Investors.

                       _________________________________
                       Name
                       _________________________________
                       Street Address
                       _________________________________
                       City            State     Zip Code

APPENDIX A
CONDENSED FINANCIAL INFORMATION

ACCUMULATION UNIT VALUE HISTORY

The following schedule includes accumulation unit values for the periods indicated. This data has been extracted from the Separate Account's Financial Statements. This information should be read in conjunction with the Separate Account's Financial Statements and related notes which are included in the Statement of Additional Information.

                                                        AUV AT    AUV AT   ACCUM. UNITS
                                                       BEGINNING    END       END OF
                                                       OF PERIOD OF PERIOD    PERIOD
---------------------------------------------------------------------------------------
AIM V.I. - CAPITAL APPRECIATION FUND - SERIES I
   03/01/2000    to    12/31/2000                        10.00      7.83       9,742
   01/01/2001    to    12/31/2001                         7.83      5.96      24,073
   01/01/2002    to    05/01/2002                         5.96      5.58      25,854
---------------------------------------------------------------------------------------
AIM V.I. - INTERNATIONAL GROWTH FUND - SERIES I
   03/01/2000    to    12/31/2000                        11.44      7.88       5,234
   01/01/2001    to    12/31/2001                         7.88      5.98       7,312
   01/01/2002    to    05/01/2002                         5.98      6.05       7,261
---------------------------------------------------------------------------------------
AIM V.I. - PREMIER EQUITY FUND - SERIES I
   03/01/2000    to    12/31/2000                        10.00      8.29      13,348
   01/01/2001    to    12/31/2001                         8.29      7.19      23,429
   01/01/2002    to    12/31/2002                         7.19      4.97      31,416
   01/01/2003    to    05/01/2003                         4.97      5.21      25,878
---------------------------------------------------------------------------------------
FRANKLIN TEMPLETON FOREIGN SECURITIES - CLASS 1
   03/01/2000    to    12/31/2000                        10.00      9.98         188
   01/01/2001    to    12/31/2001                         9.98      8.34       1,055
   01/01/2002    to    12/31/2002                         8.34      6.74       1,713
   01/01/2003    to    05/01/2003                         6.74      6.68       1,731
---------------------------------------------------------------------------------------
FRANKLIN TEMPLETON GLOBAL INCOME - CLASS 1
   03/01/2000    to    12/31/2000                        10.00     10.52           0
   01/01/2001    to    12/31/2001                        10.52     10.70           0
   01/01/2002    to    05/01/2002                        10.70     10.97           0
---------------------------------------------------------------------------------------
FRANKLIN TEMPLETON GROWTH SECURITIES - CLASS 1
   03/01/2000    to    12/31/2000                        10.00     10.39       4,110
   01/01/2001    to    12/31/2001                        10.39     10.20       4,016
   01/01/2002    to    05/01/2002                        10.20     10.35       4,015
---------------------------------------------------------------------------------------
FRANKLIN TEMPLETON LARGE CAP GROWTH - CLASS 1
   03/01/2000    to    12/31/2000                        10.00      9.66       6,791
   01/01/2001    to    12/31/2001                         9.66      8.50       8,922
   01/01/2002    to    12/31/2002                         8.50      6.50       5,644
   01/01/2003    to    05/01/2003                         6.50      6.77       4,137
---------------------------------------------------------------------------------------
FRANKLIN TEMPLETON MUTUAL SHARES SECURITIES - CLASS 1
   05/01/2002    to    12/31/2002                        12.59     10.68           0
   01/01/2003    to    05/01/2003                        10.68     10.99           0
---------------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    AUV AT    AUV AT   ACCUM. UNITS
                                                   BEGINNING    END       END OF
                                                   OF PERIOD OF PERIOD    PERIOD
-----------------------------------------------------------------------------------
FRANKLIN TEMPLETON SMALL CAP - CLASS 1
(NOW MSF T. ROWE PRICE SMALL CAP GROWTH)
   03/01/2000    to    12/31/2000                    10.00      7.15         114
   01/01/2001    to    12/31/2001                     7.15      6.02         807
   01/01/2002    to    05/01/2002                     6.02      5.59         793
-----------------------------------------------------------------------------------
MIST - J.P. MORGAN ENHANCED INDEX - CLASS A
   03/01/2000    to    12/31/2000                    10.00      9.41       9,510
   01/01/2001    to    12/31/2001                     9.41      8.27      14,887
   01/01/2002    to    12/31/2002                     8.27      6.15      11,322
   01/01/2003    to    04/25/2003                     6.15      6.41      11,164
-----------------------------------------------------------------------------------
MIST - J.P. MORGAN INTERNATIONAL EQUITY - CLASS A
   03/01/2000    to    12/31/2000                    10.00      8.09       7,064
   01/01/2001    to    12/31/2001                     8.09      6.39       9,541
   01/01/2002    to    12/31/2002                     6.39      5.30       6,800
   01/01/2003    to    04/25/2003                     5.30      5.17       6,739
-----------------------------------------------------------------------------------
MIST - J.P. MORGAN QUALITY BOND - CLASS A
   03/01/2000    to    12/31/2000                    10.00     11.00          10
   01/01/2001    to    12/31/2001                    11.00     11.68         392
   01/01/2002    to    12/31/2002                    11.68     12.62       1,403
   01/01/2003    to    12/31/2003                    12.62     13.01       1,860
   01/01/2004    to    11/19/2004                    13.01     13.45       5,201
-----------------------------------------------------------------------------------
MIST - J.P. MORGAN SELECT EQUITY - CLASS A
(NOW MSF CAPITAL GUARDIAN U.S. EQUITY - CLASS A)
   03/01/2000    to    12/31/2000                    10.00      9.93       5,257
   01/01/2001    to    12/31/2001                     9.93      9.25      10,497
   01/01/2002    to    12/31/2002                     9.25      6.82       5,829
   01/01/2003    to    12/31/2003                     6.82      9.03       5,493
   01/01/2004    to    11/19/2004                     9.03      9.79       8,460
-----------------------------------------------------------------------------------
MIST - LEGG MASON VALUE EQUITY - CLASS B
   05/01/2005    to    12/31/2005                    10.45     10.64       2,572
-----------------------------------------------------------------------------------
MIST - LORD ABBETT AMERICA'S VALUE - CLASS B
   05/01/2003    to    12/31/2003                    10.00     12.04           0
   01/01/2004    to    12/31/2004                    12.04     14.05       3,325
   01/01/2005    to    12/31/2005                    14.05     14.48       4,641
-----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    AUV AT    AUV AT   ACCUM. UNITS
                                                   BEGINNING    END       END OF
                                                   OF PERIOD OF PERIOD    PERIOD
-----------------------------------------------------------------------------------
MIST - LORD ABBETT BOND DEBENTURE - CLASS A
   03/01/2000    to    12/31/2000                    10.00      9.87       9,385
   01/01/2001    to    12/31/2001                     9.87     10.15      24,478
   01/01/2002    to    12/31/2002                    10.15     10.03      26,976
   01/01/2003    to    12/31/2003                    10.03     11.88      26,552
   01/01/2004    to    12/31/2004                    11.88     12.78      22,908
   01/01/2005    to    12/31/2005                    12.78     12.90      22,735
-----------------------------------------------------------------------------------
MIST - LORD ABBETT DEVELOPING GROWTH - CLASS A
   03/01/2000    to    12/31/2000                    10.00      7.64         565
   01/01/2001    to    12/31/2001                     7.64      7.05       2,815
   01/01/2002    to    12/31/2002                     7.05      4.97       5,406
   01/01/2003    to    04/25/2003                     4.97      5.06       5,400
-----------------------------------------------------------------------------------
MIST - LORD ABBETT GROWTH AND INCOME - CLASS A
   03/01/2000    to    12/31/2000                    10.00     12.51      19,413
   01/01/2001    to    12/31/2001                    12.51     11.69      44,806
   01/01/2002    to    12/31/2002                    11.69      9.51      48,003
   01/01/2003    to    12/31/2003                     9.51     12.36      55,047
   01/01/2004    to    12/31/2004                    12.36     13.84      63,434
   01/01/2005    to    12/31/2005                    13.84     14.23      54,741
-----------------------------------------------------------------------------------
MIST - LORD ABBETT GROWTH OPPORTUNITIES - CLASS A
   05/01/2001    to    12/31/2001                     9.64      8.86           0
   01/01/2002    to    12/31/2002                     8.86      6.66       3,207
   01/01/2003    to    12/31/2003                     6.66      9.01       6,965
   01/01/2004    to    12/31/2004                     9.01     10.07       7,871
   01/01/2005    to    12/31/2005                    10.07     10.45       2,970
-----------------------------------------------------------------------------------
MIST - LORD ABBETT MID-CAP VALUE - CLASS A
   03/01/2000    to    12/31/2000                    10.00     15.60       2,824
   01/01/2001    to    12/31/2001                    15.60     16.72       8,662
   01/01/2002    to    12/31/2002                    16.72     15.03      11,295
   01/01/2003    to    12/31/2003                    15.03     18.81      11,166
   01/01/2004    to    12/31/2004                    18.81     23.28       8,338
   01/01/2005    to    12/31/2005                    23.28     24.99       8,337
-----------------------------------------------------------------------------------
MIST - MET/PUTNAM CAPITAL OPPORTUNITIES - CLASS A
   03/01/2000    to    12/31/2000                    10.00      7.24       5,345
   01/01/2001    to    12/31/2001                     7.24      6.57       5,563
   01/01/2002    to    12/31/2002                     6.57      5.14       5,557
   01/01/2003    to    12/31/2003                     5.14      6.56       5,543
   01/01/2004    to    12/31/2004                     6.56      7.71       5,543
   01/01/2005    to    12/31/2005                     7.71      8.42       5,542
-----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    AUV AT    AUV AT   ACCUM. UNITS
                                                   BEGINNING    END       END OF
                                                   OF PERIOD OF PERIOD    PERIOD
-----------------------------------------------------------------------------------
MIST - MFS RESEARCH INTERNATIONAL - CLASS B
   05/01/2002    to    12/31/2002                     8.56      7.32          0
   01/01/2003    to    12/31/2003                     7.32      9.58          0
   01/01/2004    to    12/31/2004                     9.58     11.36          0
   01/01/2005    to    12/31/2005                    11.36     13.11          0
-----------------------------------------------------------------------------------
MIST - OPPENHEIMER CAPITAL APPRECIATION - CLASS B
   05/01/2005    to    12/31/2005                     8.13      8.86          0
-----------------------------------------------------------------------------------
MIST - PIMCO TOTAL RETURN - CLASS A
   05/01/2004    to    12/31/2004                    11.97     12.48      5,593
   01/01/2005    to    12/31/2005                    12.48     12.68        809
-----------------------------------------------------------------------------------
MIST - T. ROWE PRICE MID-CAP GROWTH - CLASS B
   05/01/2002    to    12/31/2002                     6.55      4.56          0
   01/01/2003    to    01/01/2003                     4.56      4.56          0
-----------------------------------------------------------------------------------
MIST - VAN KAMPEN COMSTOCK - CLASS B
   05/01/2005    to    12/31/2005                    10.00     10.51      2,572
-----------------------------------------------------------------------------------
MSF - BLACKROCK BOND INCOME - CLASS B
   05/01/2005    to    12/31/2005                    50.70     51.10          0
-----------------------------------------------------------------------------------
MSF - BLACKROCK MONEY MARKET - CLASS A
   05/01/2005    to    12/31/2005                    10.05     10.21          0
-----------------------------------------------------------------------------------
MSF - CAPITAL GUARDIAN U.S. EQUITY - CLASS A
   05/01/2003    to    12/31/2003                     8.49     10.73          0
   01/01/2004    to    12/31/2004                    10.73     11.62      4,527
   01/01/2005    to    12/31/2005                    11.62     12.19      4,319
-----------------------------------------------------------------------------------
MSF - CAPITAL GUARDIAN U.S. EQUITY - CLASS B
   05/01/2002    to    12/31/2002                    10.00      7.85          0
   01/01/2003    to    05/01/2003                     7.85      8.45          0
-----------------------------------------------------------------------------------
MSF - DAVIS VENTURE VALUE - CLASS E
   05/01/2002    to    12/31/2002                     9.92      8.39          0
   01/01/2003    to    12/31/2003                     8.39     10.87          0
   01/01/2004    to    12/31/2004                    10.87     12.09          0
   01/01/2005    to    12/31/2005                    12.09     13.20          0
-----------------------------------------------------------------------------------
MSF - FI INTERNATIONAL STOCK - CLASS B
   05/01/2003    to    12/19/2003                    10.00     12.26          0
-----------------------------------------------------------------------------------
MSF - MET/PUTNAM VOYAGER - CLASS B
   05/01/2003    to    12/31/2003                    10.00     11.78          0
   01/01/2004    to    12/31/2004                    11.78     12.22          0
   01/01/2005    to    12/31/2005                    12.22     11.16          0
-----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                 AUV AT    AUV AT   ACCUM. UNITS
                                                BEGINNING    END       END OF
                                                OF PERIOD OF PERIOD    PERIOD
--------------------------------------------------------------------------------
MSF - MFS INVESTORS TRUST - CLASS B
   05/01/2002    to    12/31/2002                 10.00      8.32          0
   01/01/2003    to    05/01/2003                  8.32      8.56          0
--------------------------------------------------------------------------------
MSF - MFS TOTAL RETURN - CLASS B
   05/01/2003    to    12/31/2003                  9.37     10.60      1,536
   01/01/2004    to    12/31/2004                 10.60     11.66      1,453
   01/01/2005    to    12/31/2005                 11.66     11.89      1,376
--------------------------------------------------------------------------------
MSF - OPPENHEIMER GLOBAL EQUITY - CLASS B
   05/01/2005    to    12/31/2005                 15.03     17.66          0
--------------------------------------------------------------------------------
MSF - T. ROWE PRICE SMALL CAP GROWTH - CLASS A
   05/01/2004    to    12/31/2004                 13.03     13.96        198
   01/01/2005    to    12/31/2005                 13.96     15.37        198
--------------------------------------------------------------------------------
PUTNAM VT EQUITY INCOME - CLASS IB
   05/01/2005    to    12/31/2005                 12.10     14.01          0
--------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IB
   05/01/2004    to    12/31/2004                 11.43     12.45          0
   01/01/2005    to    12/31/2005                 12.45     12.99          0
--------------------------------------------------------------------------------

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): AIM Variable Insurance Funds (Class A): AIM V.I. Capital Appreciation Fund and AIM V.I. International Growth Fund (closed May 1, 2002); Franklin Templeton Variable Insurance Products Trust: Templeton Growth Securities Fund (closed May 1, 2002); Templeton Foreign Securities Fund (closed May 1, 2003); Metropolitan Series Fund, Inc. (Class B): T. Rowe Price Mid Cap Growth Portfolio (closed May 1, 2003); Metropolitan Series Fund, Inc.:
Capital Guardian U.S. Equity Portfolio (Class B) (closed May 1, 2003); Met Investors Series Trust: MFS(R) Research International Portfolio (Class A) (closed May 1, 2003); Metropolitan Series Fund, Inc.: FI International Stock Portfolio (Class B) (closed December 19, 2003); Metropolitan Series Fund, Inc.:
T. Rowe Price Large Cap Growth Portfolio (Class A) (closed May 1, 2004); Jennison Growth Portfolio (Class B) (closed May 1, 2005); Met Investors Series
Trust: Legg Mason Value Equity Portfolio (Class B) (added and closed May 1, 2006; and Putnam Variable Trust: Putnam VT Growth and Income Portfolio (Class
IB) (closed May 1, 2006).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of the Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (Class 1) (closed May 1, 2002) was replaced with the
T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (Class A) (closed May 1,
2002) was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (Class 1) (closed May 1, 2003) was replaced with T. Rowe Price Large Cap Portfolio (Class
A) of the Metropolitan Series Fund, Inc.; and Mutual Shares Securities Fund (Class 1) (closed May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust; and (b) AIM Variable Insurance Funds: AIM V.I. Premier Equity Fund (Series I) (closed May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A).

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the Met/Putnam Voyager Portfolio (Class B) of the Metropolitan Series Fund, Inc. merged into the Jennison Growth Portfolio (Class
B) of the Metropolitan Series Fund, Inc. Effective as of May 1, 2005, the Money Market Portfolio (Class B) of the Met Investors Series Trust merged into the BlackRock Money Market Portfolio of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2006, the MFS Investors Trust Portfolio (Class B) of the Metropolitan Series Fund, Inc. was merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

LORD ABBETT AMERICA'S VALUE PORTFOLIO (CLASS B)

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett America's Value Portfolio seeks current income and capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks growth of capital and current income without excessive fluctuations in the market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO

SUBADVISER: Putnam Investment Management, LLC

INVESTMENT OBJECTIVE: The portfolio seeks long-term growth of capital.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Service Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management Inc. dba Van Kampen Asset Management

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc. dba Van Kampen Asset Management*

INVESTMENT OBJECTIVE: Seeks capital appreciation.

*Prior to October 1, 2006, Lord, Abbett & Co. LLC was the subadviser to this portfolio

METROPOLITAN SERIES FUND, INC.
(CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers, LLC, has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

MFS(R) TOTAL RETURN PORTFOLIO (CLASS B)

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, Inc. is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                   SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
                     STATEMENTS OF ADDITIONAL INFORMATION
                            DATED NOVEMBER 9, 2006

    1. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-343-8496.

    2. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following replaces the "EXPERT" section in its entirety:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Annuity Account One and MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1,
2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements and financial statement schedules included in MetLife, Inc. and subsidiaries' ("MetLife's") Current Report on Form 8-K dated June 12, 2009, incorporated by reference in this Statement of Additional Information and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008 included in the Annual Report on Form 10-K incorporated by reference herein, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    3. COMPANY

The paragraph appearing in the COMPANY section, relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

    4. ADDITIONAL INFORMATION

As noted in the COMPANY section of the Statement of Additional Information, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by Securities and Exchange Commission ("SEC") rules, we are incorporating into the Statement of Additional Information the following documents which have been filed with the SEC, which means these documents are legally part of the Statement of Additional Information:

(i) The consolidated financial statements and financial schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(ii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 7, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed on August 4, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iv) MetLife's Current Report on Form 8-K filed with the SEC on June 12, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

(v) MetLife's Current Reports on Form 8-K filed with the SEC on October 29, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above, as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      STATEMENT OF ADDITIONAL INFORMATION

                    INDIVIDUAL FIXED AND VARIABLE DEFERRED

                               ANNUITY CONTRACT

                                   ISSUED BY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                                      AND

                   METLIFE INVESTORS LIFE INSURANCE COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 9, 2006, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: 5 PARK PLAZA, SUITE 1900, IRVINE, CA 92614, (800) 989-3752.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 9, 2006.

SAI-Series A 11/06

                  TABLE OF CONTENTS                   PAGE

                  COMPANY................................ 3

                  EXPERTS................................ 3

                  CUSTODIAN.............................. 4

                  DISTRIBUTION........................... 4

                  CALCULATION OF PERFORMANCE INFORMATION. 4
                     Total Return........................ 4
                     Historical Unit Values.............. 5
                     Reporting Agencies.................. 5

                  ANNUITY PROVISIONS..................... 6
                     Variable Annuity.................... 6
                     Fixed Annuity....................... 6
                     Annuity Unit Value.................. 6
                     Net Investment Factor............... 6
                     Mortality and Expense Guarantee..... 6

                  TAX STATUS OF THE CONTRACTS............ 6

                  FINANCIAL STATEMENTS................... 8

COMPANY

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased MetLife Investors which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Life Insurance Services Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. MetLife is a leading provider of insurance and financial products and services to individual and group customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors Insurance Company (MetLife Investors) which in turn is a subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American Life entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.

The Company presently is licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

EXPERTS

The financial statements of the sub-accounts of MetLife Investors Variable Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.

The consolidated financial statements of MetLife Investors Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, as required by new accounting guidance which became effective January 1, 2004), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.

The consolidated financial statements of General American Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.

CUSTODIAN

MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, California 92614 is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information -- Distribution of Contracts.") Additional information is provided below.

The contracts are not currently offered for sale.

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, California 92614. In December 2004 MetLife Investors Distribution Company, a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.

Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:

                                                              AGGREGATE
                                                              AMOUNT OF
                                   AGGREGATE                 COMMISSIONS
                                   AMOUNT OF                 RETAINED BY
                                  COMMISSIONS             DISTRIBUTOR AFTER
                                    PAID TO                  PAYMENTS TO
FISCAL YEAR                       DISTRIBUTOR               SELLING FIRMS
-----------                       -----------             -----------------
2003                              $11,225,106                    $0
2004                             $  9,014,241                    $0
2005                             $  7,886,011                    $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing and other expenses of distributing the contracts.

CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a .85% Mortality and Expense Risk Premium, the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Withdrawal Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

   P (1 + T)/n/ = ERV

Where:

   P  =  a hypothetical initial payment of $1,000

   T  =  average annual total return

   n  =  number of years

   ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any Withdrawal Charge. The deduction of any Withdrawal Charge would reduce any percentage increase or make greater any percentage decrease.

You should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

HISTORICAL UNIT VALUES

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide a first Annuity Payment greater than guaranteed under the same Annuity Option under this Contract, the greater payment will be made. The dollar amount of Annuity Payments after the first is determined as follows:

(1)the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2)the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

The total dollar amount of each Variable Annuity Payment is the sum of all investment portfolios' Variable Annuity Payments reduced by the applicable Contract Maintenance Charge.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

ANNUITY UNIT VALUE

The value of an Annuity Unit for each investment portfolio was arbitrarily set initially at $10. This was done when the first investment portfolio shares were purchased. The investment portfolio Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the investment portfolio Annuity Unit value for the immediately preceding Valuation Period by the product of (a) the Net Investment Factor for the day for which the Annuity Unit value is being calculated, and (b) 0.999919.

NET INVESTMENT FACTOR

The Net Investment Factor for any investment portfolio for any Valuation Period is determined by dividing:

(a)the Accumulation Unit value as of the close of the current Valuation Period, by

(b)the Accumulation Unit value as of the close of the immediately preceding Valuation Period.

The Net Investment Factor may be greater or less than one, as the Annuity Unit value may increase or decrease.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

TAX STATUS OF THE CONTRACTS

Tax law imposed several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

DIVERSIFICATION REQUIREMENTS. The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment portfolio will satisfy these diversification requirements.

OWNER CONTROL. In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a contract should not be treated as the owner of the separate account assets. We reserve the right to modify the contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the contract from being treated as the owner of the underlying separate account assets.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts. The financial statements for the Separate Account are included herein.

ANNUAL REPORT

DECEMBER 31, 2008

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE OF METLIFE INVESTORS INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife Investors Variable Annuity Account One and the Board of Directors of MetLife Investors Insurance Company:

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Annuity Account One (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, the related statements of operations for each of the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, the results of their operations for each of the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(October 9, 2009 as to Note 7)

APPENDIX A

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth Sub-Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Growth Sub-Account
MIST American Funds Balanced Allocation Sub-Account
MIST American Funds Bond Sub-Account
MIST American Funds Growth Allocation Sub-Account
MIST American Funds International Sub-Account
MIST American Funds Moderate Allocation Sub-Account
MIST BlackRock High Yield Sub-Account
MIST Dreman Small Cap Value Sub-Account
MIST Met/Templeton Growth Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account

MIST Met/Franklin Templeton Founding Strategy Sub-Account
Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF Julius Baer International Stock Sub-Account
MSF BlackRock Money Market Sub-Account
MSF MetLife Stock Index Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF BlackRock Strategic Value Sub-Account
MSF Franklin Templeton Small Cap Growth Sub-Account
MSF Western Asset Management Strategic Bond Opportunities Sub-Account MSF Western Asset Management U.S. Government Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Oppenheimer Global Equity Sub-Account
MSF MFS Value Sub-Account
MSF Met/Dimensional International Small Company Sub-Account
Putnam VT Growth and Income Sub-Account
Putnam VT Vista Sub-Account
Putnam VT Equity Income Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account
Fidelity VIP Growth Opportunities Sub-Account
Fidelity VIP Equity-Income Sub-Account
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
PIMCO VIT StocksPLUS Growth and Income Sub-Account
PIMCO VIT Total Return Bond Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization Sub-Account
American Funds Growth Sub-Account

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                        MIST LORD ABBETT MIST LORD ABBETT MIST VAN KAMPEN MIST LORD ABBETT
                                       GROWTH AND INCOME   BOND DEBENTURE  MID CAP GROWTH    MID CAP VALUE
                                             SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                                       ----------------- ---------------- --------------- ----------------
ASSETS:
  Investments at fair value                $ 576,806,455    $ 202,718,885    $ 30,205,990    $ 157,250,699
  Due from MetLife Investors
     Insurance Company                                --               --              --               --
                                       ----------------- ---------------- --------------- ----------------
       Total Assets                          576,806,455      202,718,885      30,205,990      157,250,699
                                       ----------------- ---------------- --------------- ----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                             1,265            1,251             766            1,177
                                       ----------------- ---------------- --------------- ----------------
       Total Liabilities                           1,265            1,251             766            1,177
                                       ----------------- ---------------- --------------- ----------------
NET ASSETS                                 $ 576,805,190    $ 202,717,634    $ 30,205,224    $ 157,249,522
                                       ================= ================ =============== ================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units       $ 572,974,097    $ 202,010,152    $ 30,142,257    $ 156,821,357
  Net Assets from contracts in payouts         3,831,093          707,482          62,967          428,165
                                       ----------------- ---------------- --------------- ----------------
       Total Net Assets                    $ 576,805,190    $ 202,717,634    $ 30,205,224    $ 157,249,522
                                       ================= ================ =============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                     MIST PIMCO     MIST LEGG MASON
                                           MIST OPPENHEIMER INFLATION PROTECTED PARTNERS AGGRESSIVE MIST PIMCO TOTAL
                                       CAPITAL APPRECIATION                BOND              GROWTH           RETURN
                                                SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT
                                       -------------------- ------------------- ------------------- ----------------
ASSETS:
  Investments at fair value                    $ 63,889,877        $ 52,630,531        $ 46,377,707    $ 284,742,732
  Due from MetLife Investors
     Insurance Company                                   --                   6                  --               --
                                       -------------------- ------------------- ------------------- ----------------
       Total Assets                              63,889,877          52,630,537          46,377,707      284,742,732
                                       -------------------- ------------------- ------------------- ----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                                1,489                 559                 698            1,185
                                       -------------------- ------------------- ------------------- ----------------
       Total Liabilities                              1,489                 559                 698            1,185
                                       -------------------- ------------------- ------------------- ----------------
NET ASSETS                                     $ 63,888,388        $ 52,629,978        $ 46,377,009    $ 284,741,547
                                       ==================== =================== =================== ================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units           $ 63,758,294        $ 52,598,208        $ 46,336,039    $ 284,444,781
  Net Assets from contracts in payouts              130,094              31,770              40,970          296,766
                                       -------------------- ------------------- ------------------- ----------------
       Total Net Assets                        $ 63,888,388        $ 52,629,978        $ 46,377,009    $ 284,741,547
                                       ==================== =================== =================== ================

The accompanying notes are an integral part of these financial statements.

                                                                                         MIST
   MIST RCM MIST T. ROWE PRICE MIST MFS RESEARCH     MIST MET/AIM  MIST LAZARD HARRIS OAKMARK
 TECHNOLOGY     MID CAP GROWTH     INTERNATIONAL SMALL CAP GROWTH      MID CAP  INTERNATIONAL
SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT
----------- ------------------ ----------------- ---------------- ------------ --------------
$ 6,573,875       $ 47,741,931     $ 103,319,918     $ 37,770,050 $ 31,592,293   $ 44,092,227
         --                 --                --               --           --             --
----------- ------------------ ----------------- ---------------- ------------ --------------
  6,573,875         47,741,931       103,319,918       37,770,050   31,592,293     44,092,227
----------- ------------------ ----------------- ---------------- ------------ --------------
        987              1,313             1,665              785        1,397            476
----------- ------------------ ----------------- ---------------- ------------ --------------
        987              1,313             1,665              785        1,397            476
----------- ------------------ ----------------- ---------------- ------------ --------------
$ 6,572,888       $ 47,740,618     $ 103,318,253     $ 37,769,265 $ 31,590,896   $ 44,091,751
=========== ================== ================= ================ ============ ==============
$ 6,572,479       $ 47,703,376     $ 102,996,927     $ 37,745,595 $ 31,506,060   $ 44,086,783
        409             37,242           321,326           23,670       84,836          4,968
----------- ------------------ ----------------- ---------------- ------------ --------------
$ 6,572,888       $ 47,740,618     $ 103,318,253     $ 37,769,265 $ 31,590,896   $ 44,091,751
=========== ================== ================= ================ ============ ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                                     MIST
                                       MIST THIRD AVENUE MIST CLARION GLOBAL    MIST TURNER GOLDMAN SACHS
                                         SMALL CAP VALUE         REAL ESTATE MID CAP GROWTH MID CAP VALUE
                                             SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                                       ----------------- ------------------- -------------- -------------
ASSETS:
  Investments at fair value                 $ 45,190,547        $ 26,465,801    $ 7,842,048  $ 15,273,123
  Due from MetLife Investors
     Insurance Company                                --                  --             --            --
                                       ----------------- ------------------- -------------- -------------
       Total Assets                           45,190,547          26,465,801      7,842,048    15,273,123
                                       ----------------- ------------------- -------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                             1,007                 972            947           838
                                       ----------------- ------------------- -------------- -------------
       Total Liabilities                           1,007                 972            947           838
                                       ----------------- ------------------- -------------- -------------
NET ASSETS                                  $ 45,189,540        $ 26,464,829    $ 7,841,101  $ 15,272,285
                                       ================= =================== ============== =============
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units        $ 45,180,397        $ 26,400,984    $ 7,840,517  $ 15,270,479
  Net Assets from contracts in payouts             9,143              63,845            584         1,806
                                       ----------------- ------------------- -------------- -------------
       Total Net Assets                     $ 45,189,540        $ 26,464,829    $ 7,841,101  $ 15,272,285
                                       ================= =================== ============== =============

The accompanying notes are an integral part of these financial statements.

      MIST METLIFE      MIST METLIFE      MIST METLIFE    MIST METLIFE        MIST METLIFE MIST VAN KAMPEN
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- ---------------
     $ 171,856,462     $ 402,407,116   $ 1,162,918,426 $ 1,094,835,460       $ 142,626,675    $ 53,621,066
                --                --                --              --                  --              --
------------------ ----------------- ----------------- --------------- ------------------- ---------------
       171,856,462       402,407,116     1,162,918,426   1,094,835,460         142,626,675      53,621,066
------------------ ----------------- ----------------- --------------- ------------------- ---------------
               642               448               557             473                 555           1,329
------------------ ----------------- ----------------- --------------- ------------------- ---------------
               642               448               557             473                 555           1,329
------------------ ----------------- ----------------- --------------- ------------------- ---------------
     $ 171,855,820     $ 402,406,668   $ 1,162,917,869 $ 1,094,834,987       $ 142,626,120    $ 53,619,737
================== ================= ================= =============== =================== ===============
     $ 171,855,820     $ 402,406,668   $ 1,162,634,697 $ 1,094,816,185       $ 142,626,120    $ 53,560,869
                --                --           283,172          18,802                  --          58,868
------------------ ----------------- ----------------- --------------- ------------------- ---------------
     $ 171,855,820     $ 402,406,668   $ 1,162,917,869 $ 1,094,834,987       $ 142,626,120    $ 53,619,737
================== ================= ================= =============== =================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                  MIST MIST SSGA GROWTH MIST LEGG MASON         MIST MET/AIM
                                       SSGA GROWTH ETF   AND INCOME ETF    VALUE EQUITY CAPITAL APPRECIATION
                                           SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT
                                       --------------- ---------------- --------------- --------------------
ASSETS:
  Investments at fair value               $ 19,273,074     $ 48,008,036    $ 14,356,638          $ 7,733,536
  Due from MetLife Investors
     Insurance Company                              --               --              --                   --
                                       --------------- ---------------- --------------- --------------------
       Total Assets                         19,273,074       48,008,036      14,356,638            7,733,536
                                       --------------- ---------------- --------------- --------------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                             352              241           1,071                1,219
                                       --------------- ---------------- --------------- --------------------
       Total Liabilities                           352              241           1,071                1,219
                                       --------------- ---------------- --------------- --------------------
NET ASSETS                                $ 19,272,722     $ 48,007,795    $ 14,355,567          $ 7,732,317
                                       =============== ================ =============== ====================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units      $ 19,272,722     $ 48,007,795    $ 14,353,033          $ 7,700,468
  Net Assets from contracts in payouts              --               --           2,534               31,849
                                       --------------- ---------------- --------------- --------------------
       Total Net Assets                   $ 19,272,722     $ 48,007,795    $ 14,355,567          $ 7,732,317
                                       =============== ================ =============== ====================

The accompanying notes are an integral part of these financial statements.

                      MIST PIONEER MIST MFS EMERGING MIST LOOMIS SAYLES     MIST RAINIER MIST AMERICAN
MIST PIONEER FUND STRATEGIC INCOME    MARKETS EQUITY     GLOBAL MARKETS LARGE CAP EQUITY  FUNDS GROWTH
      SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT
----------------- ---------------- ----------------- ------------------ ---------------- -------------
      $ 1,434,084      $ 2,519,478      $ 23,850,369        $ 6,019,119      $ 4,430,243   $ 8,376,255
               --               --                --                 --               --            --
----------------- ---------------- ----------------- ------------------ ---------------- -------------
        1,434,084        2,519,478        23,850,369          6,019,119        4,430,243     8,376,255
----------------- ---------------- ----------------- ------------------ ---------------- -------------
              841              944             1,095                843              929           599
----------------- ---------------- ----------------- ------------------ ---------------- -------------
              841              944             1,095                843              929           599
----------------- ---------------- ----------------- ------------------ ---------------- -------------
      $ 1,433,243      $ 2,518,534      $ 23,849,274        $ 6,018,276      $ 4,429,314   $ 8,375,656
================= ================ ================= ================== ================ =============
      $ 1,433,243      $ 2,518,534      $ 23,835,908        $ 6,018,276      $ 4,429,314   $ 8,375,656
               --               --            13,366                 --               --            --
----------------- ---------------- ----------------- ------------------ ---------------- -------------
      $ 1,433,243      $ 2,518,534      $ 23,849,274        $ 6,018,276      $ 4,429,314   $ 8,375,656
================= ================ ================= ================== ================ =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                        MIST AMERICAN               MIST AMERICAN
                                       FUNDS BALANCED MIST AMERICAN  FUNDS GROWTH       MIST AMERICAN
                                           ALLOCATION    FUNDS BOND    ALLOCATION FUNDS INTERNATIONAL
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT         SUB-ACCOUNT
                                       -------------- ------------- ------------- -------------------
ASSETS:
  Investments at fair value              $ 82,849,897   $ 5,095,717  $ 90,490,433         $ 5,547,055
  Due from MetLife Investors
     Insurance Company                             --            --            --                  --
                                       -------------- ------------- ------------- -------------------
       Total Assets                        82,849,897     5,095,717    90,490,433           5,547,055
                                       -------------- ------------- ------------- -------------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                            517           545           493                 634
                                       -------------- ------------- ------------- -------------------
       Total Liabilities                          517           545           493                 634
                                       -------------- ------------- ------------- -------------------
NET ASSETS                               $ 82,849,380   $ 5,095,172  $ 90,489,940         $ 5,546,421
                                       ============== ============= ============= ===================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units     $ 82,849,380   $ 5,095,172  $ 90,489,940         $ 5,546,421
  Net Assets from contracts in payouts             --            --            --                  --
                                       -------------- ------------- ------------- -------------------
       Total Net Assets                  $ 82,849,380   $ 5,095,172  $ 90,489,940         $ 5,546,421
                                       ============== ============= ============= ===================

The accompanying notes are an integral part of these financial statements.

 MIST AMERICAN                                                                      MIST MET/FRANKLIN
FUNDS MODERATE MIST BLACKROCK     MIST DREMAN MIST MET/TEMPLETON MIST MET/FRANKLIN TEMPLETON FOUNDING
    ALLOCATION     HIGH YIELD SMALL CAP VALUE             GROWTH     MUTUAL SHARES           STRATEGY
   SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
-------------- -------------- --------------- ------------------ ----------------- ------------------
  $ 50,407,172      $ 717,586       $ 799,104        $ 2,342,436      $ 12,244,161       $ 50,104,077
            --             --              --                 --                --                 --
-------------- -------------- --------------- ------------------ ----------------- ------------------
    50,407,172        717,586         799,104          2,342,436        12,244,161         50,104,077
-------------- -------------- --------------- ------------------ ----------------- ------------------
           437            476             348                469               929                823
-------------- -------------- --------------- ------------------ ----------------- ------------------
           437            476             348                469               929                823
-------------- -------------- --------------- ------------------ ----------------- ------------------
  $ 50,406,735      $ 717,110       $ 798,756        $ 2,341,967      $ 12,243,232       $ 50,103,254
============== ============== =============== ================== ================= ==================
  $ 50,406,735      $ 717,110       $ 798,756        $ 2,341,967      $ 12,243,232       $ 50,103,254
            --             --              --                 --                --                 --
-------------- -------------- --------------- ------------------ ----------------- ------------------
  $ 50,406,735      $ 717,110       $ 798,756        $ 2,341,967      $ 12,243,232       $ 50,103,254
============== ============== =============== ================== ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                  RUSSELL           RUSSELL
                                       MULTI-STYLE EQUITY AGGRESSIVE EQUITY RUSSELL NON-U.S. RUSSELL CORE BOND
                                              SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                       ------------------ ----------------- ---------------- -----------------
ASSETS:
  Investments at fair value                   $ 9,661,339       $ 2,064,259      $ 4,740,878      $ 11,537,831
  Due from MetLife Investors
     Insurance Company                                 --                --               55                --
                                       ------------------ ----------------- ---------------- -----------------
       Total Assets                             9,661,339         2,064,259        4,740,933        11,537,831
                                       ------------------ ----------------- ---------------- -----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                                 91                58              112                72
                                       ------------------ ----------------- ---------------- -----------------
       Total Liabilities                               91                58              112                72
                                       ------------------ ----------------- ---------------- -----------------
NET ASSETS                                    $ 9,661,248       $ 2,064,201      $ 4,740,821      $ 11,537,759
                                       ================== ================= ================ =================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units          $ 9,570,548       $ 2,043,447      $ 4,732,146      $ 11,520,306
  Net Assets from contracts in payouts             90,700            20,754            8,675            17,453
                                       ------------------ ----------------- ---------------- -----------------
       Total Net Assets                       $ 9,661,248       $ 2,064,201      $ 4,740,821      $ 11,537,759
                                       ================== ================= ================ =================

The accompanying notes are an integral part of these financial statements.

                                                                                           MSF
               RUSSELL             AIM V.I.  DWS GOVERNMENT & MSF DAVIS VENTURE HARRIS OAKMARK             MSF
REAL ESTATE SECURITIES INTERNATIONAL GROWTH AGENCY SECURITIES             VALUE  FOCUSED VALUE JENNISON GROWTH
           SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
           $ 1,174,461          $ 6,039,726         $ 854,318     $ 158,678,559   $ 30,546,719    $ 39,059,312
                    --                   --                --                --             11              --
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
             1,174,461            6,039,726           854,318       158,678,559     30,546,730      39,059,312
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
                   988                1,122               367             1,149            685           1,623
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
                   988                1,122               367             1,149            685           1,623
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
           $ 1,173,473          $ 6,038,604         $ 853,951     $ 158,677,410   $ 30,546,045    $ 39,057,689
====================== ==================== ================= ================= ============== ===============
           $ 1,173,473          $ 5,968,754         $ 850,301     $ 158,590,949   $ 30,527,475    $ 39,034,038
                    --               69,850             3,650            86,461         18,570          23,651
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
           $ 1,173,473          $ 6,038,604         $ 853,951     $ 158,677,410   $ 30,546,045    $ 39,057,689
====================== ==================== ================= ================= ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MSF MFS TOTAL          MSF CAPITAL     MSF JULIUS BAER MSF BLACKROCK
                                              RETURN GUARDIAN U.S. EQUITY INTERNATIONAL STOCK  MONEY MARKET
                                         SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT   SUB-ACCOUNT
                                       ------------- -------------------- ------------------- -------------
ASSETS:
  Investments at fair value             $ 63,254,843         $ 77,349,333         $ 4,668,174 $ 220,018,483
  Due from MetLife Investors
     Insurance Company                            19                   --                  --            27
                                       ------------- -------------------- ------------------- -------------
       Total Assets                       63,254,862           77,349,333           4,668,174   220,018,510
                                       ------------- -------------------- ------------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                           792                  832                 876           884
                                       ------------- -------------------- ------------------- -------------
       Total Liabilities                         792                  832                 876           884
                                       ------------- -------------------- ------------------- -------------
NET ASSETS                              $ 63,254,070         $ 77,348,501         $ 4,667,298 $ 220,017,626
                                       ============= ==================== =================== =============
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units    $ 63,114,210         $ 76,919,408         $ 4,665,691 $ 219,951,276
  Net Assets from contracts in payouts       139,860              429,093               1,607        66,350
                                       ------------- -------------------- ------------------- -------------
       Total Net Assets                 $ 63,254,070         $ 77,348,501         $ 4,667,298 $ 220,017,626
                                       ============= ==================== =================== =============

The accompanying notes are an integral part of these financial statements.

                                                               MSF    MSF WESTERN ASSET MSF WESTERN ASSET
MSF METLIFE STOCK MSF BLACKROCK   MSF BLACKROCK FRANKLIN TEMPLETON MANAGEMENT STRATEGIC        MANAGEMENT
            INDEX   BOND INCOME STRATEGIC VALUE   SMALL CAP GROWTH   BOND OPPORTUNITIES   U.S. GOVERNMENT
      SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT
----------------- ------------- --------------- ------------------ -------------------- -----------------
     $ 22,343,375  $ 33,140,320     $ 1,539,234        $ 9,058,898          $ 4,233,316       $ 6,538,078
               --             2              --                 --                   --                --
----------------- ------------- --------------- ------------------ -------------------- -----------------
       22,343,375    33,140,322       1,539,234          9,058,898            4,233,316         6,538,078
----------------- ------------- --------------- ------------------ -------------------- -----------------
              741         1,187             512                978                  403               878
----------------- ------------- --------------- ------------------ -------------------- -----------------
              741         1,187             512                978                  403               878
----------------- ------------- --------------- ------------------ -------------------- -----------------
     $ 22,342,634  $ 33,139,135     $ 1,538,722        $ 9,057,920          $ 4,232,913       $ 6,537,200
================= ============= =============== ================== ==================== =================
     $ 22,342,634  $ 33,135,545     $ 1,538,722        $ 9,057,243          $ 4,227,207       $ 6,537,200
               --         3,590              --                677                5,706                --
----------------- ------------- --------------- ------------------ -------------------- -----------------
     $ 22,342,634  $ 33,139,135     $ 1,538,722        $ 9,057,920          $ 4,232,913       $ 6,537,200
================= ============= =============== ================== ==================== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MSF T. ROWE PRICE MSF T. ROWE PRICE MSF OPPENHEIMER
                                        SMALL CAP GROWTH  LARGE CAP GROWTH   GLOBAL EQUITY MSF MFS VALUE
                                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT
                                       ----------------- ----------------- --------------- -------------
ASSETS:
  Investments at fair value                  $ 6,523,956      $ 37,443,067    $ 11,110,916   $ 2,098,943
  Due from MetLife Investors
     Insurance Company                                --                --              --            --
                                       ----------------- ----------------- --------------- -------------
       Total Assets                            6,523,956        37,443,067      11,110,916     2,098,943
                                       ----------------- ----------------- --------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                             1,019               690           1,239           620
                                       ----------------- ----------------- --------------- -------------
       Total Liabilities                           1,019               690           1,239           620
                                       ----------------- ----------------- --------------- -------------
NET ASSETS                                   $ 6,522,937      $ 37,442,377    $ 11,109,677   $ 2,098,323
                                       ================= ================= =============== =============
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units         $ 6,512,093      $ 37,395,262    $ 11,098,511   $ 2,098,323
  Net Assets from contracts in payouts            10,844            47,115          11,166            --
                                       ----------------- ----------------- --------------- -------------
       Total Net Assets                      $ 6,522,937      $ 37,442,377    $ 11,109,677   $ 2,098,323
                                       ================= ================= =============== =============

The accompanying notes are an integral part of these financial statements.

MSF MET/DIMENSIONAL
INTERNATIONAL SMALL         PUTNAM VT                 PUTNAM VT EQUITY  FTVIPT TEMPLETON   FTVIPT TEMPLETON
            COMPANY GROWTH AND INCOME PUTNAM VT VISTA           INCOME GROWTH SECURITIES FOREIGN SECURITIES
        SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
------------------- ----------------- --------------- ---------------- ----------------- ------------------
           $ 36,420       $ 7,865,238     $ 1,714,861     $ 26,039,909      $ 10,774,636       $ 25,905,267
                 --                --              --               --                --                 --
------------------- ----------------- --------------- ---------------- ----------------- ------------------
             36,420         7,865,238       1,714,861       26,039,909        10,774,636         25,905,267
------------------- ----------------- --------------- ---------------- ----------------- ------------------
                 23             1,221             434              930             1,094                707
------------------- ----------------- --------------- ---------------- ----------------- ------------------
                 23             1,221             434              930             1,094                707
------------------- ----------------- --------------- ---------------- ----------------- ------------------
           $ 36,397       $ 7,864,017     $ 1,714,427     $ 26,038,979      $ 10,773,542       $ 25,904,560
=================== ================= =============== ================ ================= ==================
           $ 36,397       $ 7,841,544     $ 1,707,015     $ 25,980,532      $ 10,739,333       $ 25,842,287
                 --            22,473           7,412           58,447            34,209             62,273
------------------- ----------------- --------------- ---------------- ----------------- ------------------
           $ 36,397       $ 7,864,017     $ 1,714,427     $ 26,038,979      $ 10,773,542       $ 25,904,560
=================== ================= =============== ================ ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                       FIDELITY VIP GROWTH  FIDELITY VIP   PIMCO VIT    PIMCO VIT
                                              OPPORTUNTIES EQUITY-INCOME  HIGH YIELD LOW DURATION
                                               SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
                                       ------------------- ------------- ----------- ------------
ASSETS:
  Investments at fair value                      $ 108,077   $ 3,778,768 $ 5,373,780  $ 9,399,958
  Due from MetLife Investors
     Insurance Company                                  --            --          --           --
                                       ------------------- ------------- ----------- ------------
       Total Assets                                108,077     3,778,768   5,373,780    9,399,958
                                       ------------------- ------------- ----------- ------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                                  40           552         588          447
                                       ------------------- ------------- ----------- ------------
       Total Liabilities                                40           552         588          447
                                       ------------------- ------------- ----------- ------------
NET ASSETS                                       $ 108,037   $ 3,778,216 $ 5,373,192  $ 9,399,511
                                       =================== ============= =========== ============
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units             $ 108,037   $ 3,778,216 $ 5,372,272  $ 9,398,581
  Net Assets from contracts in payouts                  --            --         920          930
                                       ------------------- ------------- ----------- ------------
       Total Net Assets                          $ 108,037   $ 3,778,216 $ 5,373,192  $ 9,399,511
                                       =================== ============= =========== ============

The accompanying notes are an integral part of these financial statements.

        PIMCO VIT                             AMERICAN FUNDS
STOCKSPLUS GROWTH    PIMCO VIT AMERICAN FUNDS   GLOBAL SMALL AMERICAN FUNDS
       AND INCOME TOTAL RETURN  GLOBAL GROWTH CAPITALIZATION         GROWTH
      SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
----------------- ------------ -------------- -------------- --------------
        $ 939,267 $ 14,101,854   $ 22,462,556    $ 3,144,617   $ 14,184,467
               --           --             --             --             --
----------------- ------------ -------------- -------------- --------------
          939,267   14,101,854     22,462,556      3,144,617     14,184,467
----------------- ------------ -------------- -------------- --------------
              685          198          1,204            532            703
----------------- ------------ -------------- -------------- --------------
              685          198          1,204            532            703
----------------- ------------ -------------- -------------- --------------
        $ 938,582 $ 14,101,656   $ 22,461,352    $ 3,144,085   $ 14,183,764
================= ============ ============== ============== ==============
        $ 937,658 $ 13,842,747   $ 22,461,352    $ 3,144,085   $ 14,183,764
              924      258,909             --             --             --
----------------- ------------ -------------- -------------- --------------
        $ 938,582 $ 14,101,656   $ 22,461,352    $ 3,144,085   $ 14,183,764
================= ============ ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

                                            MIST LORD ABBETT    MIST LORD ABBETT    MIST VAN KAMPEN    MIST LORD ABBETT
                                           GROWTH AND INCOME      BOND DEBENTURE     MID CAP GROWTH       MID CAP VALUE
                                                 SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
                                           -------------------- ------------------- ------------------ -------------------
INVESTMENT INCOME:
      Dividends                                 $ 14,337,957        $ 11,221,674          $ 688,687         $ 1,440,691
                                           -------------------- ------------------- ------------------ -------------------
EXPENSES:
      Mortality and expense risk
        charges                                    9,777,346           2,956,698            473,118           2,350,871
      Administrative charges                       1,681,919             583,434            107,840             527,607
                                           -------------------- ------------------- ------------------ -------------------
        Total expenses                            11,459,265           3,540,132            580,958           2,878,478
                                           -------------------- ------------------- ------------------ -------------------
           Net investment income (loss)            2,878,692           7,681,542            107,729          (1,437,787)
                                           -------------------- ------------------- ------------------ -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 88,950,508           4,023,045          4,588,507          34,968,912
      Realized gains (losses) on sale of
        investments                              (13,462,487)         (3,366,096)          (116,515)        (14,235,301)
                                           -------------------- ------------------- ------------------ -------------------
                                                  75,488,021             656,949          4,471,992          20,733,611
                                           -------------------- ------------------- ------------------ -------------------
     Change in unrealized gains (losses)
        on investments                          (447,777,295)        (61,541,630)       (32,591,068)       (130,229,067)
                                           -------------------- ------------------- ------------------ -------------------
     Net realized and unrealized gains
        (losses) on investments                 (372,289,274)        (60,884,681)       (28,119,076)       (109,495,456)
                                           -------------------- ------------------- ------------------ -------------------
     Net increase (decrease) in net assets
        resulting from operations             $ (369,410,582)      $ (53,203,139)     $ (28,011,347)     $ (110,933,243)
                                           ==================== =================== ================== ===================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                 MIST PIMCO        MIST LEGG MASON
    MIST OPPENHEIMER    INFLATION PROTECTED    PARTNERS AGGRESSIVE    MIST PIMCO TOTAL        MIST RCM    MIST T. ROWE PRICE
CAPITAL APPRECIATION                   BOND                 GROWTH              RETURN      TECHNOLOGY        MID CAP GROWTH
         SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT           SUB-ACCOUNT
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
         $ 3,763,046            $ 2,142,577                $ 1,550        $ 10,623,530     $ 1,448,645               $ 8,872
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
           1,351,588                856,155                915,514           3,446,927         150,533               983,968
             243,830                146,021                162,510             668,648          25,972               180,064
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
           1,595,418              1,002,176              1,078,024           4,115,575         176,505             1,164,032
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
           2,167,628              1,140,401             (1,076,474)          6,507,955       1,272,140            (1,155,160)
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
          29,691,783                118,412                581,238           6,794,178       3,069,712             9,029,882
          (4,068,951)               426,379             (1,321,529)          1,450,706        (695,078)             (517,709)
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
          25,622,832                544,791               (740,291)          8,244,884       2,374,634             8,512,173
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
         (86,056,623)            (6,836,010)           (30,593,166)        (17,376,018)     (9,505,545)          (42,460,534)
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
         (60,433,791)            (6,291,219)           (31,333,457)         (9,131,134)     (7,130,911)          (33,948,361)
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
       $ (58,266,163)          $ (5,150,818)         $ (32,409,931)       $ (2,623,179)   $ (5,858,771)        $ (35,103,521)
======================= ====================== ====================== =================== =============== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                               MIST
                                           MIST MFS RESEARCH        MIST MET/AIM      MIST LAZARD    HARRIS OAKMARK
                                               INTERNATIONAL    SMALL CAP GROWTH          MID CAP     INTERNATIONAL
                                                 SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                           -------------------- ------------------- ---------------- -----------------
INVESTMENT INCOME:
      Dividends                                  $ 3,299,582                $ --        $ 520,260       $ 1,088,152
                                           -------------------- ------------------- ---------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                    1,965,768             758,316          602,329           953,316
      Administrative charges                         358,085             135,403           99,890           163,838
                                           -------------------- ------------------- ---------------- -----------------
        Total expenses                             2,323,853             893,719          702,219         1,117,154
                                           -------------------- ------------------- ---------------- -----------------
           Net investment income (loss)              975,729            (893,719)        (181,959)          (29,002)
                                           -------------------- ------------------- ---------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 18,285,739           5,286,646        3,744,249        11,330,154
      Realized gains (losses) on sale of
        investments                               (3,599,802)           (501,334)      (3,057,544)       (2,977,790)
                                           -------------------- ------------------- ---------------- -----------------
                                                  14,685,937           4,785,312          686,705         8,352,364
                                           -------------------- ------------------- ---------------- -----------------
     Change in unrealized gains (losses)
        on investments                          (100,286,811)        (29,976,745)     (21,651,761)      (42,639,657)
                                           -------------------- ------------------- ---------------- -----------------
     Net realized and unrealized gains
        (losses) on investments                  (85,600,874)        (25,191,433)     (20,965,056)      (34,287,293)
                                           -------------------- ------------------- ---------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations              $ (84,625,145)      $ (26,085,152)   $ (21,147,015)    $ (34,316,295)
                                           ==================== =================== ================ =================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                      MIST
MIST THIRD AVENUE          MIST CLARION       MIST TURNER    GOLDMAN SACHS          MIST METLIFE         MIST METLIFE
  SMALL CAP VALUE    GLOBAL REAL ESTATE    MID CAP GROWTH    MID CAP VALUE    DEFENSIVE STRATEGY    MODERATE STRATEGY
      SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        $ 495,301             $ 717,937              $ --        $ 195,465           $ 2,423,629          $ 8,182,429
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
          917,997               527,760           196,474          356,342             2,458,467            6,380,142
          158,159                95,633            34,161           61,352               441,605            1,164,245
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        1,076,156               623,393           230,635          417,694             2,900,072            7,544,387
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
         (580,855)               94,544          (230,635)        (222,229)             (476,443)             638,042
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        4,464,671             4,123,365         1,341,414        2,115,254             3,408,935           12,396,107
         (506,225)           (1,313,799)         (386,265)      (1,519,446)           (1,969,090)          (2,600,487)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        3,958,446             2,809,566           955,149          595,808             1,439,845            9,795,620
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
      (24,557,518)          (22,764,007)       (8,720,370)     (10,493,383)          (43,824,472)        (156,198,486)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
      (20,599,072)          (19,954,441)       (7,765,221)      (9,897,575)          (42,384,627)        (146,402,866)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
    $ (21,179,927)        $ (19,859,897)     $ (7,995,856)   $ (10,119,804)        $ (42,861,070)      $ (145,764,824)
==================== ===================== ================= ================ ===================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                MIST METLIFE        MIST METIFE           MIST METLIFE    MIST VAN KAMPEN
                                           BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY           COMSTOCK
                                                 SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT
                                           -------------------- ------------------ ---------------------- ------------------
INVESTMENT INCOME:
      Dividends                                 $ 56,918,603       $ 42,711,247            $ 3,501,880        $ 1,231,530
                                           -------------------- ------------------ ---------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                   15,684,760         16,492,125              1,532,988            636,100
      Administrative charges                       2,975,385          3,051,812                266,649            171,912
                                           -------------------- ------------------ ---------------------- ------------------
        Total expenses                            18,660,145         19,543,937              1,799,637            808,012
                                           -------------------- ------------------ ---------------------- ------------------
           Net investment income (loss)           38,258,458         23,167,310              1,702,243            423,518
                                           -------------------- ------------------ ---------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 77,056,274         84,334,841             12,202,932          2,716,657
      Realized gains (losses) on sale of
        investments                               (6,067,431)        (5,309,568)            (3,774,213)        (1,321,755)
                                           -------------------- ------------------ ---------------------- ------------------
                                                  70,988,843         79,025,273              8,428,719          1,394,902
                                           -------------------- ------------------ ---------------------- ------------------
     Change in unrealized gains (losses)
        on investments                          (561,336,623)      (666,449,701)           (60,284,139)       (32,472,657)
                                           -------------------- ------------------ ---------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                 (490,347,780)      (587,424,428)           (51,855,420)       (31,077,755)
                                           -------------------- ------------------ ---------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations             $ (452,089,322)    $ (564,257,118)         $ (50,153,177)     $ (30,654,237)
                                           ==================== ================== ====================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

           MIST    MIST SSGA GROWTH    MIST LEGG MASON            MIST MET/AIM                             MIST PIONEER
SSGA GROWTH ETF      AND INCOME ETF       VALUE EQUITY    CAPITAL APPRECIATION    MIST PIONEER FUND    STRATEGIC INCOME
    SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT             SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
      $ 374,733         $ 1,000,565            $ 3,825               $ 253,553              $ 7,105           $ 139,338
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
        296,103             648,085            264,524                 151,001                6,498              17,589
         61,742             137,204             52,797                  24,294                2,279               5,682
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
        357,845             785,289            317,321                 175,295                8,777              23,271
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
         16,888             215,276           (313,496)                 78,258               (1,672)            116,067
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
        562,898           1,243,459            936,183                       1                   --                  --
       (343,174)           (932,489)          (675,910)               (834,450)             (11,061)             (8,044)
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
        219,724             310,970            260,273                (834,449)             (11,061)             (8,044)
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
    (10,587,025)        (17,291,850)       (16,435,096)             (6,020,995)            (390,089)           (418,059)
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
    (10,367,301)        (16,980,880)       (16,174,823)             (6,855,444)            (401,150)           (426,103)
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
  $ (10,350,413)      $ (16,765,604)     $ (16,488,319)           $ (6,777,186)          $ (402,822)         $ (310,036)
================== =================== ================== ======================= ==================== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                           MIST MFS EMERGING    MIST LOOMIS SAYLES        MIST RAINIER      MIST AMERICAN
                                              MARKETS EQUITY        GLOBAL MARKETS    LARGE CAP EQUITY       FUNDS GROWTH
                                                 SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT (A)
                                           -------------------- --------------------- ------------------- ------------------
INVESTMENT INCOME:
      Dividends                                    $ 194,862             $ 412,704                $ --          $ 332,037
                                           -------------------- --------------------- ------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                      377,531               124,983              81,104             42,637
      Administrative charges                          65,935                21,414              14,904              7,941
                                           -------------------- --------------------- ------------------- ------------------
        Total expenses                               443,466               146,397              96,008             50,578
                                           -------------------- --------------------- ------------------- ------------------
           Net investment income (loss)             (248,604)              266,307             (96,008)           281,459
                                           -------------------- --------------------- ------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  1,416,999               541,712              85,791                 --
      Realized gains (losses) on sale of
        investments                               (1,259,832)           (1,665,761)           (588,888)          (244,423)
                                           -------------------- --------------------- ------------------- ------------------
                                                     157,167            (1,124,049)           (503,097)          (244,423)
                                           -------------------- --------------------- ------------------- ------------------
     Change in unrealized gains (losses)
        on investments                           (26,807,070)           (3,950,906)         (1,839,760)        (3,082,009)
                                           -------------------- --------------------- ------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                  (26,649,903)           (5,074,955)         (2,342,857)        (3,326,432)
                                           -------------------- --------------------- ------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations              $ (26,898,507)         $ (4,808,648)       $ (2,438,865)      $ (3,044,973)
                                           ==================== ===================== =================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

  MIST AMERICAN                         MIST AMERICAN                             MIST AMERICAN
 FUNDS BALANCED      MIST AMERICAN       FUNDS GROWTH          MIST AMERICAN     FUNDS MODERATE     MIST BLACKROCK
     ALLOCATION         FUNDS BOND         ALLOCATION    FUNDS INTERNATIONAL         ALLOCATION         HIGH YIELD
SUB-ACCOUNT (A)    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)        SUB-ACCOUNT (A)    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
    $ 2,959,810          $ 254,922        $ 3,907,447              $ 364,947        $ 1,802,636               $ --
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
        393,531             23,374            507,874                 27,598            216,513              5,565
         71,522              4,415             92,737                  5,199             39,491              1,021
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
        465,053             27,789            600,611                 32,797            256,004              6,586
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
      2,494,757            227,133          3,306,836                332,150          1,546,632             (6,586)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
          4,616                 --              1,652                    117              1,612                 --
        (92,303)           (47,436)          (158,181)              (333,117)           (32,387)           (93,076)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
        (87,687)           (47,436)          (156,529)              (333,000)           (30,775)           (93,076)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
    (19,128,434)          (480,363)       (31,509,925)            (1,746,438)        (7,661,392)          (148,411)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
    (19,216,121)          (527,799)       (31,666,454)            (2,079,438)        (7,692,167)          (241,487)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
  $ (16,721,364)        $ (300,666)     $ (28,359,618)          $ (1,747,288)      $ (6,145,535)        $ (248,073)
================== ================== ================== ====================== ================== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                          MIST MET/FRANKLIN
                                               MIST DREMAN    MIST MET/TEMPLETON    MIST MET/FRANKLIN    TEMPLETON FOUNDING
                                           SMALL CAP VALUE                GROWTH        MUTUAL SHARES              STRATEGY
                                           SUB-ACCOUNT (A)       SUB-ACCOUNT (A)      SUB-ACCOUNT (A)       SUB-ACCOUNT (A)
                                           ------------------ --------------------- -------------------- ---------------------
INVESTMENT INCOME:
      Dividends                                       $ --              $ 11,126            $ 342,153             $ 920,644
                                           ------------------ --------------------- -------------------- ---------------------
EXPENSES:
      Mortality and expense risk
        charges                                      1,610                 4,780               27,899               168,072
      Administrative charges                           599                 1,808                8,866                40,497
                                           ------------------ --------------------- -------------------- ---------------------
        Total expenses                               2,209                 6,588               36,765               208,569
                                           ------------------ --------------------- -------------------- ---------------------
           Net investment income (loss)             (2,209)                4,538              305,388               712,075
                                           ------------------ --------------------- -------------------- ---------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                    --                   --                    --
      Realized gains (losses) on sale of
        investments                                 (2,760)               (8,281)              (1,777)              (22,288)
                                           ------------------ --------------------- -------------------- ---------------------
                                                    (2,760)               (8,281)              (1,777)              (22,288)
                                           ------------------ --------------------- -------------------- ---------------------
     Change in unrealized gains (losses)
        on investments                            (110,891)             (434,777)          (2,457,683)           (9,495,004)
                                           ------------------ --------------------- -------------------- ---------------------
     Net realized and unrealized gains
        (losses) on investments                   (113,651)             (443,058)          (2,459,460)           (9,517,292)
                                           ------------------ --------------------- -------------------- ---------------------
     Net increase (decrease) in net assets
        resulting from operations               $ (115,860)           $ (438,520)        $ (2,154,072)         $ (8,805,217)
                                           ================== ===================== ==================== =====================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

           RUSSELL              RUSSELL                                                            RUSSELL             AIM V.I.
MULTI-STYLE EQUITY    AGGRESSIVE EQUITY    RUSSELL NON-U.S.    RUSSELL CORE BOND    REAL ESTATE SECURITIES INTERNATIONAL GROWTH
       SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT               SUB-ACCOUNT          SUB-ACCOUNT
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
         $ 210,131             $ 26,750                $ --            $ 511,891                  $ 35,771             $ 43,745
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
           181,062               39,692              87,837              163,104                    23,341              119,478
            21,727                4,761              10,539               19,572                     2,800               20,506
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
           202,789               44,453              98,376              182,676                    26,141              139,984
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
             7,342              (17,703)            (98,376)             329,215                     9,630             (96,239)
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
           150,888                  769              69,789              258,721                        --              114,488
          (323,155)            (157,381)           (171,738)            (124,083)                 (71,213)              416,096
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
          (172,267)            (156,612)           (101,949)             134,638                  (71,213)              530,584
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
        (7,030,963)          (1,520,429)         (3,571,608)          (1,131,063)                (663,582)          (5,341,219)
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
        (7,203,230)          (1,677,041)         (3,673,557)            (996,425)                (734,795)          (4,810,635)
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
      $ (7,195,888)        $ (1,694,744)       $ (3,771,933)          $ (667,210)              $ (725,165)        $ (4,906,874)
===================== ==================== =================== ==================== ====================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                MSF
                                            DWS GOVERNMENT &    MSF DAVIS VENTURE    HARRIS OAKMARK                MSF
                                           AGENCY SECURITIES                VALUE     FOCUSED VALUE    JENNISON GROWTH
                                                 SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
                                           -------------------- -------------------- ----------------- ------------------
INVESTMENT INCOME:
      Dividends                                     $ 43,970          $ 2,761,410          $ 20,431        $ 1,274,205
                                           -------------------- -------------------- ----------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                       11,888            2,859,980           738,715            778,947
      Administrative charges                           1,890              563,430           125,745            142,387
                                           -------------------- -------------------- ----------------- ------------------
        Total expenses                                13,778            3,423,410           864,460            921,334
                                           -------------------- -------------------- ----------------- ------------------
           Net investment income (loss)               30,192             (662,000)         (844,029)           352,871
                                           -------------------- -------------------- ----------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --            1,316,244         6,230,725          4,977,419
      Realized gains (losses) on sale of
        investments                                    2,741            2,495,398        (4,575,794)          (617,242)
                                           -------------------- -------------------- ----------------- ------------------
                                                       2,741            3,811,642         1,654,931          4,360,177
                                           -------------------- -------------------- ----------------- ------------------
     Change in unrealized gains (losses)
        on investments                                (3,036)        (113,323,254)      (29,688,547)       (30,142,871)
                                           -------------------- -------------------- ----------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                         (295)        (109,511,612)      (28,033,616)       (25,782,694)
                                           -------------------- -------------------- ----------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                   $ 29,897       $ (110,173,612)    $ (28,877,645)     $ (25,429,823)
                                           ==================== ==================== ================= ==================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

MSF MFS TOTAL             MSF CAPITAL        MSF JULIUS BAER    MSF BLACKROCK MSF METLIFE STOCK    MSF BLACKROCK
       RETURN    GUARDIAN U.S. EQUITY    INTERNATIONAL STOCK     MONEY MARKET             INDEX      BOND INCOME
  SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
  $ 2,591,335             $ 1,226,197              $ 190,125      $ 3,992,860         $ 520,372      $ 1,467,185
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
      611,737               1,243,416                 79,776        2,151,507           431,121          310,853
      184,834                 251,671                 16,371          382,010            76,320           68,931
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
      796,571               1,495,087                 96,147        2,533,517           507,441          379,784
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
    1,794,764                (268,890)                93,978        1,459,343            12,931        1,087,401
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
    6,019,035              16,755,615                808,514               --         1,309,842               --
     (956,044)             (4,760,426)                 3,164               --        (1,415,744)         (61,016)
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
    5,062,991              11,995,189                811,678               --          (105,902)         (61,016)
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
  (26,370,639)            (69,902,195)            (4,769,119)              --       (14,143,982)      (2,502,023)
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
  (21,307,648)            (57,907,006)            (3,957,441)              --       (14,249,884)      (2,563,039)
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
$ (19,512,884)          $ (58,175,896)          $ (3,863,463)     $ 1,459,343     $ (14,236,953)    $ (1,475,638)
================ ======================= ====================== ============= ==================== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                           MSF WESTERN
                                                                             MSF      ASSET MANAGEMENT    MSF WESTERN ASSET
                                             MSF BLACKROCK    FRANKLIN TEMPLETON             STRATEGIC           MANAGEMENT
                                           STRATEGIC VALUE      SMALL CAP GROWTH    BOND OPPORTUNITIES      U.S. GOVERNMENT
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------ --------------------- --------------------- --------------------
INVESTMENT INCOME:
      Dividends                                    $ 4,333                  $ --             $ 228,765            $ 104,389
                                           ------------------ --------------------- --------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges                                     24,284               123,675                68,855               53,631
      Administrative charges                         4,868                28,140                12,973                9,148
                                           ------------------ --------------------- --------------------- --------------------
        Total expenses                              29,152               151,815                81,828               62,779
                                           ------------------ --------------------- --------------------- --------------------
           Net investment income (loss)            (24,819)             (151,815)              146,937               41,610
                                           ------------------ --------------------- --------------------- --------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  193,762             1,181,016                35,644                   --
      Realized gains (losses) on sale of
        investments                               (178,468)             (332,527)             (161,643)             (54,425)
                                           ------------------ --------------------- --------------------- --------------------
                                                    15,294               848,489              (125,999)             (54,425)
                                           ------------------ --------------------- --------------------- --------------------
     Change in unrealized gains (losses)
        on investments                            (925,119)           (6,718,746)             (987,962)             (64,899)
                                           ------------------ --------------------- --------------------- --------------------
     Net realized and unrealized gains
        (losses) on investments                   (909,825)           (5,870,257)           (1,113,961)            (119,324)
                                           ------------------ --------------------- --------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations               $ (934,644)         $ (6,022,072)           $ (967,024)           $ (77,714)
                                           ================== ===================== ===================== ====================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                MSF MET/DIMENSIONAL
MSF T. ROWE PRICE    MSF T. ROWE PRICE    MSF OPPENHEIMER                       INTERNATIONAL SMALL            PUTNAM VT
 SMALL CAP GROWTH     LARGE CAP GROWTH      GLOBAL EQUITY      MSF MFS VALUE                COMPANY    GROWTH AND INCOME
      SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT (A)        SUB-ACCOUNT (B)          SUB-ACCOUNT
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
             $ --            $ 203,530          $ 293,974               $ --                   $ --            $ 291,972
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
          112,506              688,518            127,203              3,445                     17              135,958
           19,140              131,868             37,060              1,323                      3               20,925
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
          131,646              820,386            164,263              4,768                     20              156,883
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
         (131,646)            (616,856)           129,711             (4,768)                   (20)             135,089
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
        1,866,055            3,289,435            592,386                 --                     --            2,218,415
         (197,984)            (618,346)          (390,534)            (2,047)                    --           (1,328,521)
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
        1,668,071            2,671,089            201,852             (2,047)                    --              889,894
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
       (5,486,077)         (31,591,773)        (8,211,330)          (275,836)                 1,427           (6,641,584)
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
       (3,818,006)         (28,920,684)        (8,009,478)          (277,883)                 1,427           (5,751,690)
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
     $ (3,949,652)       $ (29,537,540)      $ (7,879,767)        $ (282,651)               $ 1,407         $ (5,616,601)
==================== ==================== ================== ================== ====================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                              PUTNAM VT EQUITY     FTVIPT TEMPLETON      FTVIPT TEMPLETON
                                           PUTNAM VT VISTA              INCOME    GROWTH SECURITIES    FOREIGN SECURITIES
                                               SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------ ------------------- -------------------- ---------------------
INVESTMENT INCOME:
      Dividends                                       $ --           $ 719,718            $ 293,262             $ 960,307
                                           ------------------ ------------------- -------------------- ---------------------
EXPENSES:
      Mortality and expense risk
        charges                                     34,801             274,016              124,698               473,354
      Administrative charges                         4,515              88,868               38,393                87,947
                                           ------------------ ------------------- -------------------- ---------------------
        Total expenses                              39,316             362,884              163,091               561,301
                                           ------------------ ------------------- -------------------- ---------------------
           Net investment income (loss)            (39,316)            356,834              130,171               399,006
                                           ------------------ ------------------- -------------------- ---------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --           1,724,992            1,139,119             3,803,892
      Realized gains (losses) on sale of
        investments                                (96,973)           (948,491)            (667,674)              346,936
                                           ------------------ ------------------- -------------------- ---------------------
                                                   (96,973)            776,501              471,445             4,150,828
                                           ------------------ ------------------- -------------------- ---------------------
     Change in unrealized gains (losses)
        on investments                          (1,415,151)        (14,412,375)          (9,081,182)          (24,255,313)
                                           ------------------ ------------------- -------------------- ---------------------
     Net realized and unrealized gains
        (losses) on investments                 (1,512,124)        (13,635,874)          (8,609,737)          (20,104,485)
                                           ------------------ ------------------- -------------------- ---------------------
     Net increase (decrease) in net assets
        resulting from operations             $ (1,551,440)      $ (13,279,040)        $ (8,479,566)        $ (19,705,479)
                                           ================== =================== ==================== =====================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                PIMCO VIT
FIDELITY VIP GROWTH     FIDELITY VIP       PIMCO VIT       PIMCO VIT    STOCKSPLUS GROWTH       PIMCO VIT
       OPPORTUNTIES    EQUITY-INCOME      HIGH YIELD    LOW DURATION           AND INCOME    TOTAL RETURN
        SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT     SUB-ACCOUNT
---------------------- ---------------- --------------- --------------- -------------------- ---------------
              $ 782        $ 129,554       $ 565,478       $ 400,286             $ 82,351       $ 745,669
---------------------- ---------------- --------------- --------------- -------------------- ---------------
              2,068           77,774          88,122         124,037               14,469         211,036
                247           14,053          17,911          24,100                2,768          37,843
---------------------- ---------------- --------------- --------------- -------------------- ---------------
              2,315           91,827         106,033         148,137               17,237         248,879
---------------------- ---------------- --------------- --------------- -------------------- ---------------
             (1,533)          37,727         459,445         252,149               65,114         496,790
---------------------- ---------------- --------------- --------------- -------------------- ---------------
                 --            6,668          17,989         157,489                   --         271,222
               (972)        (723,605)       (285,605)        (39,754)             (21,068)        138,297
---------------------- ---------------- --------------- --------------- -------------------- ---------------
               (972)        (716,937)       (267,616)        117,735              (21,068)        409,519
---------------------- ---------------- --------------- --------------- -------------------- ---------------
           (121,192)      (2,670,905)     (2,115,063)       (573,936)            (667,123)       (399,549)
---------------------- ---------------- --------------- --------------- -------------------- ---------------
           (122,164)      (3,387,842)     (2,382,679)       (456,201)            (688,191)          9,970
---------------------- ---------------- --------------- --------------- -------------------- ---------------
         $ (123,697)    $ (3,350,115)   $ (1,923,234)     $ (204,052)          $ (623,077)      $ 506,760
====================== ================ =============== =============== ==================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                               AMERICAN FUNDS
                                            AMERICAN FUNDS       GLOBAL SMALL     AMERICAN FUNDS
                                             GLOBAL GROWTH     CAPITALIZATION             GROWTH
                                               SUB-ACCOUNT    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)
                                            ----------------- ------------------ ------------------
INVESTMENT INCOME:
      Dividends                                  $ 513,658               $ --          $ 139,071
                                            ----------------- ------------------ ------------------
EXPENSES:
      Mortality and expense risk
        charges                                    117,780              5,084             23,234
      Administrative charges                        41,365              2,089              9,476
                                            ----------------- ------------------ ------------------
        Total expenses                             159,145              7,173             32,710
                                            ----------------- ------------------ ------------------
           Net investment income (loss)            354,513             (7,173)           106,361
                                            ----------------- ------------------ ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,300,253             51,632            169,546
      Realized gains (losses) on sale of
        investments                               (407,936)              (145)            (2,619)
                                            ----------------- ------------------ ------------------
                                                   892,317             51,487            166,927
                                            ----------------- ------------------ ------------------
      Change in unrealized gains (losses)
        on investments                          (9,875,582)          (925,619)        (3,403,192)
                                            ----------------- ------------------ ------------------
      Net realized and unrealized gains
        (losses) on investments                 (8,983,265)          (874,132)        (3,236,265)
                                            ----------------- ------------------ ------------------
      Net increase (decrease) in net assets
        resulting from operations             $ (8,628,752)        $ (881,305)      $ (3,129,904)
                                            ================= ================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                        MIST LORD ABBETT GROWTH             MIST LORD ABBETT BOND          MIST VAN KAMPEN MID CAP
                                                     AND INCOME                         DEBENTURE                           GROWTH
                                                    SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                               ---------------------------------- --------------------------------- ------------------------------
                                       2008              2007             2008             2007            2008             2007
                               ---------------- ----------------- ---------------- ---------------- ---------------    ----------
INCREASE (DECREASE) IN NET
 ASSETS:
FROM OPERATIONS:
  Net investment income (loss)    $ 2,878,692      $ (4,994,131)     $ 7,681,542     $ 11,452,349       $ 107,729       $ (751,452)
  Net realized gains (losses)      75,488,021       115,178,646          656,949        6,040,166       4,471,992        8,239,289
  Change in unrealized gains
     (losses) on investments     (447,777,295)      (79,135,154)     (61,541,630)      (2,410,074)    (32,591,068)       4,492,175
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------

     Net increase (decrease)
       in net assets resulting
       from operations           (369,410,582)       31,049,361      (53,203,139)      15,082,441     (28,011,347)      11,980,012
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners           7,681,417        11,212,350        2,953,663        4,240,291       1,187,834        1,504,132
  Net transfers (including
     fixed account)               (30,488,682)      (54,262,515)     (13,437,194)      11,783,676         215,484         (117,997)
  Contract charges                 (1,544,323)       (1,668,932)        (645,941)        (612,646)        (90,732)         (85,621)
  Transfers for contract
     benefits
     and terminations            (105,238,732)     (164,838,040)     (30,892,819)     (40,523,084)     (5,809,831)      (7,307,159)
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions              (129,590,320)     (209,557,137)     (42,022,291)     (25,111,763)     (4,497,245)      (6,006,645)
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------
     Net increase (decrease)
       in net assets             (499,000,902)     (178,507,776)     (95,225,430)     (10,029,322)    (32,508,592)       5,973,367
NET ASSETS:
  Beginning of period           1,075,806,092     1,254,313,868      297,943,064      307,972,386      62,713,816       56,740,449
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------
  End of period                 $ 576,805,190    $1,075,806,092    $ 202,717,634    $ 297,943,064    $ 30,205,224     $ 62,713,816
                                ================ ================= ================ ================ =============== ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                       MIST OPPENHEIMER CAPITAL            MIST PIMCO INFLATION        MIST LEGG MASON PARTNERS
MIST LORD ABBETT MID CAP VALUE                     APPRECIATION                  PROTECTED BOND               AGGRESSIVE GROWTH
                   SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
--------------------------------- -------------------------------- ------------------------------- -------------------------------
         2008             2007            2008             2007            2008            2007            2008            2007
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
 $ (1,437,787)    $ (1,949,084)    $ 2,167,628     $ (2,158,233)    $ 1,140,401       $ 293,469    $ (1,076,474)   $ (1,466,510)
   20,733,611       63,221,508      25,622,832       12,572,235         544,791        (311,237)       (740,291)     12,102,031
 (130,229,067)     (66,496,374)    (86,056,623)       6,087,101      (6,836,010)      5,102,007     (30,593,166)     (9,681,223)
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
 (110,933,243)      (5,223,950)    (58,266,163)      16,501,103      (5,150,818)      5,084,239     (32,409,931)        954,298
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
    2,738,203        4,043,298       1,042,536        2,855,465       2,668,082       1,107,113         826,015       1,029,435
   (8,691,481)      30,314,787      (4,986,998)      (5,712,512)      3,170,544      (4,135,018)     (3,473,834)    (11,218,628)
     (548,249)        (587,954)       (333,836)        (370,835)       (255,613)       (212,872)       (248,809)       (260,696)
  (25,494,498)     (32,984,406)    (10,774,536)     (18,448,880)     (6,187,370)     (8,108,229)     (6,190,991)    (11,475,909)
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
  (31,996,025)         785,725     (15,052,834)     (21,676,762)       (604,357)    (11,349,006)     (9,087,619)    (21,925,798)
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
 (142,929,268)      (4,438,225)    (73,318,997)      (5,175,659)     (5,755,175)     (6,264,767)    (41,497,550)    (20,971,500)
  300,178,790      304,617,015     137,207,385      142,383,044      58,385,153      64,649,920      87,874,559     108,846,059
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
$ 157,249,522    $ 300,178,790    $ 63,888,388    $ 137,207,385    $ 52,629,978    $ 58,385,153    $ 46,377,009    $ 87,874,559
================ ================ =============== ================ =============== =============== =============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                              MIST T. ROWE PRICE
                                          MIST PIMCO TOTAL RETURN            MIST RCM TECHNOLOGY                  MID CAP GROWTH
                                                      SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------------- ------------------------------ -------------------------------
                                            2008             2007           2008            2007            2008            2007
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 6,507,955      $ 5,229,885    $ 1,272,140      $ (193,572)   $ (1,155,160)   $ (1,506,226)
  Net realized gains (losses)          8,244,884        2,331,006      2,374,634       1,611,755       8,512,173      18,345,680
  Change in unrealized gains
     (losses) on investments         (17,376,018)       8,899,903     (9,505,545)      1,394,620     (42,460,534)     (2,363,951)
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                (2,623,179)      16,460,794     (5,858,771)      2,812,803     (35,103,521)     14,475,503
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners             14,360,343        6,705,950        313,863         623,149       2,098,306       1,858,117
  Net transfers (including fixed
     account)                         17,043,691      (36,672,842)        62,062       1,020,488      (5,518,318)    (21,806,132)
  Contract charges                      (906,270)        (746,145)       (50,202)        (39,441)       (299,770)       (304,641)
  Transfers for contract benefits
     and terminations                (26,667,003)     (29,825,925)    (1,273,202)     (1,857,208)     (5,759,962)     (9,828,883)
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      3,830,761      (60,538,962)      (947,479)       (253,012)     (9,479,744)    (30,081,539)
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets                   1,207,582      (44,078,168)    (6,806,250)      2,559,791     (44,583,265)    (15,606,036)
NET ASSETS:
  Beginning of period                283,533,965      327,612,133     13,379,138      10,819,347      92,323,883     107,929,919
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
  End of period                    $ 284,741,547    $ 283,533,965    $ 6,572,888    $ 13,379,138    $ 47,740,618    $ 92,323,883
                                   ================ ================ ============== =============== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

             MIST MFS RESEARCH                    MIST MET/AIM                                             MIST HARRIS OAKMARK
                 INTERNATIONAL                SMALL CAP GROWTH             MIST LAZARD MID CAP                   INTERNATIONAL
                   SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
--------------------------------- ------------------------------- ------------------------------- -------------------------------
         2008             2007            2008            2007            2008            2007            2008            2007
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
    $ 975,729       $ (234,867)     $ (893,719)   $ (1,253,245)     $ (181,959)     $ (849,008)      $ (29,002)     $ (961,214)
   14,685,937       53,178,619       4,785,312       5,567,084         686,705       3,649,383       8,352,364      19,096,850
 (100,286,811)     (28,438,195)    (29,976,745)      2,748,635     (21,651,761)     (8,367,898)    (42,639,657)    (20,427,971)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
  (84,625,145)      24,505,557     (26,085,152)      7,062,474     (21,147,015)     (5,567,523)    (34,316,295)     (2,292,335)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
    1,564,709        3,091,828         770,644       1,104,874       1,212,086         970,650       1,854,893       3,589,805
   (8,854,055)     (20,789,635)     (2,702,702)    (11,524,866)     (1,658,871)     38,717,032      (7,695,975)     (7,371,011)
     (440,880)        (467,382)       (225,926)       (248,344)       (116,437)       (122,812)       (281,959)       (366,378)
  (16,861,098)     (27,464,298)     (5,003,155)     (8,793,334)     (4,694,679)     (8,322,280)     (6,704,144)    (14,345,886)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
  (24,591,324)     (45,629,487)     (7,161,139)    (19,461,670)     (5,257,901)     31,242,590     (12,827,185)    (18,493,470)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
 (109,216,469)     (21,123,930)    (33,246,291)    (12,399,196)    (26,404,916)     25,675,067     (47,143,480)    (20,785,805)
  212,534,722      233,658,652      71,015,556      83,414,752      57,995,812      32,320,745      91,235,231     112,021,036
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
$ 103,318,253    $ 212,534,722    $ 37,769,265    $ 71,015,556    $ 31,590,896    $ 57,995,812    $ 44,091,751    $ 91,235,231
================ ================ =============== =============== =============== =============== =============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   MIST THIRD AVENUE SMALL CAP
                                                         VALUE    MIST CLARION GLOBAL REAL ESTATE     MIST TURNER MID CAP GROWTH
                                                   SUB-ACCOUNT                        SUB-ACCOUNT                    SUB-ACCOUNT
                               ---------------------------------- ---------------------------------- ------------------------------
                                       2008               2007            2008               2007           2008            2007
                               ---------------     -------------- --------------- ------------------ -------------- ---------------
INCREASE (DECREASE) IN NET
 ASSETS:
FROM OPERATIONS:
  Net investment income (loss)   $ (580,855)        $ (617,092)       $ 94,544         $ (394,985)    $ (230,635)     $ (230,973)
  Net realized gains (losses)     3,958,446         12,461,171       2,809,566         13,924,010        955,149       1,182,006
  Change in unrealized gains
     (losses) on investments    (24,557,518)       (15,368,056)    (22,764,007)       (22,726,254)    (8,720,370)      1,656,841
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations          (21,179,927)        (3,523,977)    (19,859,897)        (9,197,229)    (7,995,856)      2,607,874
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners         1,747,128          2,373,546       1,111,512          1,380,038        632,260         316,041
  Net transfers (including
     fixed account)              (7,020,888)        (9,566,979)       (464,633)       (16,110,806)     1,687,752       1,405,514
  Contract charges                 (267,497)          (306,577)       (137,301)          (172,173)       (67,583)        (49,879)
  Transfers for contract
     benefits and terminations   (5,543,381)       (11,509,670)     (3,920,981)        (5,909,025)    (1,669,608)     (1,551,821)
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions             (11,084,638)       (19,009,680)     (3,411,403)       (20,811,966)       582,821         119,855
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
     Net increase (decrease)
       in net assets            (32,264,565)       (22,533,657)    (23,271,300)       (30,009,195)    (7,413,035)      2,727,729
NET ASSETS:
  Beginning of period            77,454,105         99,987,762      49,736,129         79,745,324     15,254,136      12,526,407
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
  End of period                $ 45,189,540       $ 77,454,105    $ 26,464,829       $ 49,736,129    $ 7,841,101    $ 15,254,136
                               =============== ================== =============== ================== ============== ===============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

    MIST GOLDMAN SACHS MID CAP
                         VALUE  MIST METLIFE DEFENSIVE STRATEGY  MIST METLIFE MODERATE STRATEGY     MIST METLIFE BALANCED STRATEGY
                   SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT                        SUB-ACCOUNT
------------------------------- -------------------------------- -------------------------------- ---------------------------------
        2008             2007            2008             2007            2008             2007             2008             2007
--------------     ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
  $ (222,229)      $ (461,424)     $ (476,443)        $ 72,624       $ 638,042        $ 793,370     $ 38,258,458       $ (594,130)
     595,808        5,857,376       1,439,845        5,763,804       9,795,620       11,340,759       70,988,843       33,913,027
 (10,493,383)      (4,801,691)    (43,824,472)      (1,339,403)   (156,198,486)       3,240,393     (561,336,623)      (6,671,966)
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
 (10,119,804)         594,261     (42,861,070)       4,497,025    (145,764,824)      15,374,522     (452,089,322)      26,646,931
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
     113,289        1,763,452      23,335,865       18,083,629      64,203,413       88,123,674      145,691,405      248,140,018
  (5,169,433)      (2,913,613)     66,071,547       50,416,359      39,435,766       90,812,816      307,409,420      161,679,772
    (107,326)        (131,808)       (884,121)        (421,775)     (2,215,505)      (1,418,022)      (6,189,656)      (3,691,226)
  (2,464,874)      (4,431,382)    (17,858,871)     (20,031,173)    (33,630,419)     (28,457,799)     (72,023,161)     (94,872,655)
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
  (7,628,344)      (5,713,351)     70,664,420       48,047,040      67,793,255      149,060,669      374,888,008      311,255,909
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
 (17,748,148)      (5,119,090)     27,803,350       52,544,065     (77,971,569)     164,435,191      (77,201,314)     337,902,840
  33,020,433       38,139,523     144,052,470       91,508,405     480,378,237      315,943,046    1,240,119,183      902,216,343
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
$ 15,272,285     $ 33,020,433   $ 171,855,820    $ 144,052,470   $ 402,406,668    $ 480,378,237   $1,162,917,869   $1,240,119,183
============== === ============ =============== ================ ================ =============== ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                 MIST METLIFE GROWTH STRATEGY    MIST METLIFE AGGRESSIVE STRATEGY        MIST VAN KAMPEN COMSTOCK
                                                  SUB-ACCOUNT                         SUB-ACCOUNT                     SUB-ACCOUNT
                             ----------------------------------- ----------------------------------- -------------------------------
                                       2008              2007             2008               2007            2008            2007
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
INCREASE (DECREASE) IN NET
 ASSETS:
FROM OPERATIONS:
  Net investment income
    (loss)                     $ 23,167,310      $ (6,635,427)     $ 1,702,243         $ (606,381)      $ 423,518       $ 129,545
  Net realized gains
   (losses)                      79,025,273        40,655,333        8,428,719         19,847,925       1,394,902       2,986,429
  Change in unrealized gains
     (losses) on investments   (666,449,701)       (9,782,182)     (60,284,139)       (16,495,905)    (32,472,657)     (6,500,013)
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
     Net increase (decrease)
       in net assets
       resulting
       from operations         (564,257,118)       24,237,724      (50,153,177)         2,745,639     (30,654,237)     (3,384,039)
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners       144,008,397       359,280,576        4,299,562          8,773,830       3,019,266       5,084,048
  Net transfers (including
     fixed account)             203,930,812       100,035,711       72,518,370        (16,236,835)      5,672,326       5,074,707
  Contract charges               (7,218,167)       (4,214,074)        (506,808)          (521,857)       (195,629)       (178,491)
  Transfers for contract
     benefits
     and terminations           (63,568,795)      (83,736,881)      (9,086,394)       (23,365,665)     (6,547,124)     (6,023,327)
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
     Net increase (decrease)
       in net assets
       resulting
       from contract
       transactions             277,152,247       371,365,332       67,224,730        (31,350,527)      1,948,839       3,956,937
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
     Net increase (decrease)
       in net assets           (287,104,871)      395,603,056       17,071,553        (28,604,888)    (28,705,398)        572,898
NET ASSETS:
  Beginning of period         1,381,939,858       986,336,802      125,554,567        154,159,455      82,325,135      81,752,237
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
  End of period              $1,094,834,987    $1,381,939,858    $ 142,626,120      $ 125,554,567    $ 53,619,737    $ 82,325,135
                             ================= ================= ================ ================== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.
(c) For the period November 10, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                        MIST SSGA GROWTH AND                                           MIST MET/AIM CAPITAL
        MIST SSGA GROWTH ETF                      INCOME ETF    MIST LEGG MASON VALUE EQUITY                   APPRECIATION
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- ------------------------------
        2008            2007            2008            2007            2008            2007           2008            2007
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
    $ 16,888      $ (482,507)      $ 215,276      $ (598,720)     $ (313,496)     $ (493,962)      $ 78,258      $ (270,530)
     219,724         688,517         310,970         493,233         260,273         717,707       (834,449)     (1,083,063)
 (10,587,025)        961,089     (17,291,850)        992,983     (16,435,096)     (2,403,673)    (6,020,995)      3,322,820
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
 (10,350,413)      1,167,099     (16,765,604)        887,496     (16,488,319)     (2,179,928)    (6,777,186)      1,969,227
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
   1,014,397       6,953,032       5,296,169      21,569,605         566,166         610,917          2,976          27,164
  (5,756,466)        641,745       4,436,746      10,800,285       2,999,774      (7,944,133)      (750,162)     (1,443,656)
     (92,437)        (99,194)       (288,857)        (86,387)        (82,171)       (109,257)       (20,818)        (23,940)
    (785,691)     (1,304,305)     (1,929,541)     (1,492,568)     (1,296,955)     (1,930,339)    (2,165,781)     (3,664,772)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
  (5,620,197)      6,191,278       7,514,517      30,790,935       2,186,814      (9,372,812)    (2,933,785)     (5,105,204)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
 (15,970,610)      7,358,377      (9,251,087)     31,678,431     (14,301,505)    (11,552,740)    (9,710,971)     (3,135,977)
  35,243,332      27,884,955      57,258,882      25,580,451      28,657,072      40,209,812     17,443,288      20,579,265
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
$ 19,272,722    $ 35,243,332    $ 48,007,795    $ 57,258,882    $ 14,355,567    $ 28,657,072    $ 7,732,317    $ 17,443,288
=============== =============== =============== =============== =============== =============== ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                               MIST MFS EMERGING
                                               MIST PIONEER FUND    MIST PIONEER STRATEGIC INCOME                 MARKETS EQUITY
                                                     SUB-ACCOUNT                      SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------ ---------- -------------------------------- ------------------------------
                                          2008           2007           2008              2007            2008           2007
                                   --------------     ---------- -------------- ----------------- --------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ (1,672)      $ (1,134)     $ 116,067          $ (4,342)     $ (248,604)     $ (81,160)
  Net realized gains (losses)          (11,061)        14,144         (8,044)            1,498         157,167      1,806,676
  Change in unrealized gains
     (losses) on investments          (390,089)        (1,486)      (418,059)           60,651     (26,807,070)      (483,026)
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                (402,822)        11,524       (310,036)           57,807     (26,898,507)     1,242,490
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              232,593         37,715        169,689           120,856       1,313,055        816,921
  Net transfers (including fixed
     account)                          962,060        342,557      1,322,095         1,042,216      45,043,323     (6,771,533)
  Contract charges                      (1,859)        (1,078)        (4,109)           (1,762)        (85,645)       (22,391)
  Transfers for contract benefits
     and terminations                  (50,715)       (70,842)      (174,342)          (67,625)     (2,307,931)      (627,808)
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    1,142,079        308,352      1,313,333         1,093,685      43,962,802     (6,604,811)
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
     Net increase (decrease)
       in net assets                   739,257        319,876      1,003,297         1,151,492      17,064,295     (5,362,321)
NET ASSETS:
  Beginning of period                  693,986        374,110      1,515,237           363,745       6,784,979     12,147,300
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
  End of period                    $ 1,433,243      $ 693,986    $ 2,518,534       $ 1,515,237    $ 23,849,274    $ 6,784,979
                                   ============== ============== ============== ================= =============== ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                  MIST AMERICAN                     MIST AMERICAN
         MIST LOOMIS SAYLES                                     MIST AMERICAN    FUNDS BALANCED    MIST AMERICAN     FUNDS GROWTH
             GLOBAL MARKETS    MIST RAINIER LARGE CAP EQUITY     FUNDS GROWTH        ALLOCATION       FUNDS BOND       ALLOCATION
                SUB-ACCOUNT                      SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
------------------------------ -------------------------------- ---------------- ----------------- ---------------- ----------------
       2008            2007           2008           2007 (A)         2008 (B)          2008 (B)         2008 (B)         2008 (B)
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
  $ 266,307       $ (54,750)     $ (96,008)           $ (536)       $ 281,459       $ 2,494,757        $ 227,133      $ 3,306,836
 (1,124,049)         83,104       (503,097)               27         (244,423)          (87,687)         (47,436)        (156,529)
 (3,950,906)        384,134     (1,839,760)           11,289       (3,082,009)      (19,128,434)        (480,363)     (31,509,925)
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
 (4,808,648)        412,488     (2,438,865)           10,780       (3,044,973)      (16,721,364)        (300,666)     (28,359,618)
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
  2,281,996         740,921        270,825            10,612        5,932,527        54,106,258        3,651,708       66,217,183
 (4,739,324)     12,610,746      6,836,351         1,132,471        5,542,435        46,719,640        1,782,471       53,565,291
    (30,205)         (5,199)       (39,719)             (486)          (3,837)          (86,818)          (3,008)        (104,701)
   (708,070)        (99,502)    (1,348,908)           (3,747)         (50,496)       (1,168,336)         (35,333)        (828,215)
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
 (3,195,603)     13,246,966      5,718,549         1,138,850       11,420,629        99,570,744        5,395,838      118,849,558
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
 (8,004,251)     13,659,454      3,279,684         1,149,630        8,375,656        82,849,380        5,095,172       90,489,940
 14,022,527         363,073      1,149,630                --               --                --               --               --
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
$ 6,018,276    $ 14,022,527    $ 4,429,314       $ 1,149,630      $ 8,375,656      $ 82,849,380      $ 5,095,172     $ 90,489,940
============== =============== ============== ================= ================ ================= ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                    MIST AMERICAN
                                   MIST AMERICAN            FUNDS           MIST    MIST DREMAN      MIST MET/        MIST MET/
                                           FUNDS         MODERATE      BLACKROCK      SMALL CAP      TEMPLETON         FRANKLIN
                                   INTERNATIONAL       ALLOCATION     HIGH YIELD          VALUE         GROWTH    MUTUAL SHARES
                                     SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
                                         2008 (B)         2008 (B)       2008 (B)       2008 (B)       2008 (B)         2008 (B)
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 332,150      $ 1,546,632       $ (6,586)      $ (2,209)       $ 4,538        $ 305,388
  Net realized gains (losses)           (333,000)         (30,775)       (93,076)        (2,760)        (8,281)          (1,777)
  Change in unrealized gains
     (losses) on investments          (1,746,438)      (7,661,392)      (148,411)      (110,891)      (434,777)      (2,457,683)
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                (1,747,288)      (6,145,535)      (248,073)      (115,860)      (438,520)      (2,154,072)
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              3,386,433       24,835,473        698,261        172,090        674,944        4,406,661
  Net transfers (including fixed
     account)                          3,938,494       32,363,334        544,700        744,639      2,113,934       10,058,873
  Contract charges                        (2,742)         (53,075)          (156)          (119)          (266)          (1,776)
  Transfers for contract benefits
     and terminations                    (28,476)        (593,462)      (277,622)        (1,994)        (8,125)         (66,454)
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      7,293,709       56,552,270        965,183        914,616      2,780,487       14,397,304
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets                   5,546,421       50,406,735        717,110        798,756      2,341,967       12,243,232
NET ASSETS:
  Beginning of period                         --               --             --             --             --               --
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
  End of period                      $ 5,546,421     $ 50,406,735      $ 717,110      $ 798,756    $ 2,341,967     $ 12,243,232
                                   ================ ================ ============== ============== ============== ================

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

   MIST MET/
    FRANKLIN
   TEMPLETON
    FOUNDING
    STRATEGY     RUSSELL MULTI-STYLE EQUITY     RUSSELL AGGRESSIVE EQUITY              RUSSELL NON-U.S.
 SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
--------------- ------------------------------ ----------------------------- -----------------------------
     2008 (B)          2008            2007           2008           2007           2008           2007
--------------- -------------- --------------- -------------- -------------- -------------- --------------
   $ 712,075        $ 7,342       $ (84,295)     $ (17,703)     $ (50,324)     $ (98,376)     $ 103,834
     (22,288)      (172,267)      1,394,489       (156,612)       806,705       (101,949)     2,710,802
  (9,495,004)    (7,030,963)        592,416     (1,520,429)      (630,885)    (3,571,608)    (1,924,328)
--------------- -------------- --------------- -------------- -------------- -------------- --------------
  (8,805,217)    (7,195,888)      1,902,610     (1,694,744)       125,496     (3,771,933)       890,308
--------------- -------------- --------------- -------------- -------------- -------------- --------------
  27,288,722         41,600           3,000          9,517          5,463          1,450          1,500
  32,165,020        (64,063)       (885,723)        11,466       (111,636)       121,349       (424,537)
     (23,373)        (5,035)         (5,573)          (980)        (1,152)        (2,187)        (2,554)
    (521,898)    (1,893,953)     (6,311,113)      (390,627)    (1,170,972)      (924,644)    (2,539,176)
--------------- -------------- --------------- -------------- -------------- -------------- --------------
  58,908,471     (1,921,451)     (7,199,409)      (370,624)    (1,278,297)      (804,032)    (2,964,767)
--------------- -------------- --------------- -------------- -------------- -------------- --------------
  50,103,254     (9,117,339)     (5,296,799)    (2,065,368)    (1,152,801)    (4,575,965)    (2,074,459)
          --     18,778,587      24,075,386      4,129,569      5,282,370      9,316,786     11,391,245
--------------- -------------- --------------- -------------- -------------- -------------- --------------
$ 50,103,254    $ 9,661,248    $ 18,778,587    $ 2,064,201    $ 4,129,569    $ 4,740,821    $ 9,316,786
=============== ============== =============== ============== ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                          RUSSELL CORE BOND    RUSSELL REAL ESTATE SECURITIES    AIM V.I. INTERNATIONAL GROWTH
                                                SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                             --- ----------------------------- --------------------------------- --------------------------------
                                       2008            2007           2008               2007           2008              2007
                                 ------------- --------------- -------------- ------------------ -------------- -----------------
INCREASE (DECREASE) IN NET
 ASSETS:
FROM OPERATIONS:
  Net investment income
     (loss)                       $ 329,215       $ 552,643        $ 9,630           $ 22,552      $ (96,239)       $ (147,117)
  Net realized gains (losses)       134,638          (2,625)       (71,213)           654,085        530,584         2,774,652
  Change in unrealized gains
     (losses) on investments     (1,131,063)        269,128       (663,582)        (1,146,552)    (5,341,219)         (916,127)
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
     Net increase (decrease)
       in net assets
       resulting
       from operations             (667,210)        819,146       (725,165)          (469,915)    (4,906,874)        1,711,408
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                --              --          2,250                 --         57,336           237,958
  Net transfers (including
     fixed account)                (687,594)        591,776         12,936            (83,243)    (1,817,140)       (2,862,172)
  Contract charges                   (3,369)         (3,283)          (451)              (565)       (25,210)          (29,000)
  Transfers for contract
     benefits
     and terminations            (1,578,395)     (2,287,628)      (228,543)          (550,204)    (1,109,135)       (1,612,501)
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
     Net increase (decrease)
       in net assets
       resulting
       from contract
       transactions              (2,269,358)     (1,699,135)      (213,808)          (634,012)    (2,894,149)       (4,265,715)
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
     Net increase (decrease)
       in net assets             (2,936,568)       (879,989)      (938,973)        (1,103,927)    (7,801,023)       (2,554,307)
NET ASSETS:
  Beginning of period            14,474,327      15,354,316      2,112,446          3,216,373     13,839,627        16,393,934
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
  End of period                $ 11,537,759    $ 14,474,327    $ 1,173,473        $ 2,112,446    $ 6,038,604      $ 13,839,627
                             ================= =============== ============== ================== ============== =================

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

      DWS GOVERNMENT & AGENCY
                   SECURITIES           MSF DAVIS VENTURE VALUE    MSF HARRIS OAKMARK FOCUSED VALUE             MSF JENNISON GROWTH
                  SUB-ACCOUNT                       SUB-ACCOUNT                         SUB-ACCOUNT                     SUB-ACCOUNT
----------------------------- --------------------------------- ----------------------------------- -------------------------------
     2008             2007             2008             2007            2008                2007            2008            2007
------------     ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
 $ 30,192         $ 44,208       $ (662,000)    $ (2,716,298)     $ (844,029)       $ (1,127,587)      $ 352,871    $ (1,046,814)
    2,741           (2,240)       3,811,642       26,405,264       1,654,931          14,505,871       4,360,177       7,883,237
   (3,036)           3,658     (113,323,254)     (14,384,112)    (29,688,547)        (19,716,259)    (30,142,871)        (53,240)
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
   29,897           45,626     (110,173,612)       9,304,854     (28,877,645)         (6,337,975)    (25,429,823)      6,783,183
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
    1,281              767        7,585,238        9,227,908         748,033           1,561,994       1,105,987       2,021,231
  (60,257)         (62,290)      (4,358,461)     (36,082,691)     (4,258,045)         (5,363,293)     (2,359,853)    (12,266,830)
   (1,376)          (1,213)        (826,197)        (894,124)       (214,593)           (280,871)       (232,382)       (241,555)
 (164,359)        (255,573)     (20,193,584)     (29,176,963)     (4,325,206)        (10,713,648)     (4,750,130)     (9,657,087)
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
 (224,711)        (318,309)     (17,793,004)     (56,925,870)     (8,049,811)        (14,795,818)     (6,236,378)    (20,144,241)
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
 (194,814)        (272,683)    (127,966,616)     (47,621,016)    (36,927,456)        (21,133,793)    (31,666,201)    (13,361,058)
1,048,765        1,321,448      286,644,026      334,265,042      67,473,501          88,607,294      70,723,890      84,084,948
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
$ 853,951      $ 1,048,765    $ 158,677,410    $ 286,644,026    $ 30,546,045        $ 67,473,501    $ 39,057,689    $ 70,723,890
============ ================ ================ ================ =============== =================== =============== ===============


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                           MSF CAPITAL GUARDIAN               MSF JULIUS BAER
                                           MSF MFS TOTAL RETURN                     U.S. EQUITY           INTERNATIONAL STOCK
                                                    SUB-ACCOUNT                     SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------- ------------------------------- -----------------------------
                                           2008            2007            2008            2007           2008           2007
                                   --------------- --------------- --------------- --------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 1,794,764       $ 764,627      $ (268,890)   $ (1,581,140)      $ 93,978      $ (56,061)
  Net realized gains (losses)         5,062,991       4,238,118      11,995,189      19,980,858        811,678      2,741,083
  Change in unrealized gains
     (losses) on investments        (26,370,639)     (2,480,780)    (69,902,195)    (19,731,356)    (4,769,119)    (1,871,753)
                                   --------------- --------------- --------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations              (19,512,884)      2,521,965     (58,175,896)     (1,331,638)    (3,863,463)       813,269
                                   --------------- --------------- --------------- --------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners             1,844,816       2,971,797         577,040       1,826,006         80,963        118,021
  Net transfers (including fixed
     account)                         1,666,610       5,661,719      (5,878,278)     (5,604,110)        88,103     (3,454,663)
  Contract charges                     (167,407)       (154,144)       (217,655)       (240,222)       (30,089)       (32,136)
  Transfers for contract benefits
     and terminations                (7,347,556)     (8,149,348)    (12,860,790)    (21,814,215)      (528,760)      (555,807)
                                   --------------- --------------- --------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (4,003,537)        330,024     (18,379,683)    (25,832,541)      (389,783)    (3,924,585)
                                   --------------- --------------- --------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets                (23,516,421)      2,851,989     (76,555,579)    (27,164,179)    (4,253,246)    (3,111,316)
NET ASSETS:
  Beginning of period                86,770,491      83,918,502     153,904,080     181,068,259      8,920,544     12,031,860
                                   --------------- --------------- --------------- --------------- -------------- --------------
  End of period                    $ 63,254,070    $ 86,770,491    $ 77,348,501    $153,904,080    $ 4,667,298    $ 8,920,544
                                   =============== =============== =============== =============== ============== ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

  MSF BLACKROCK MONEY MARKET         MSF METLIFE STOCK INDEX       MSF BLACKROCK BOND INCOME    MSF BLACKROCK STRATEGIC VALUE
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- --------------------------------
        2008            2007            2008            2007            2008            2007           2008              2007
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
 $ 1,459,343     $ 3,239,963        $ 12,931      $ (329,656)    $ 1,087,401       $ 432,948      $ (24,819)        $ (37,534)
          --              --        (105,902)      4,282,606         (61,016)       (157,357)        15,294           229,921
          --              --     (14,143,982)     (2,637,207)     (2,502,023)      1,003,600       (925,119)         (324,702)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
   1,459,343       3,239,963     (14,236,953)      1,315,743      (1,475,638)      1,279,191       (934,644)         (132,315)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
  25,860,624      24,525,877         706,646         831,403       1,786,820       1,231,591          7,237            28,675
 150,514,889      82,824,803        (154,326)        266,696       6,670,340      (7,094,151)       166,031          (319,905)
    (518,549)       (318,953)       (118,449)       (123,990)        (70,103)        (54,741)        (8,607)           (8,907)
 (67,186,602)    (91,619,481)     (2,269,533)     (3,686,152)     (3,172,434)     (2,251,227)       (80,705)         (179,167)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
 108,670,362      15,412,246      (1,835,662)     (2,712,043)      5,214,623      (8,168,528)        83,956          (479,304)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
 110,129,705      18,652,209     (16,072,615)     (1,396,300)      3,738,985      (6,889,337)      (850,688)         (611,619)
 109,887,921      91,235,712      38,415,249      39,811,549      29,400,150      36,289,487      2,389,410         3,001,029
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
$220,017,626    $109,887,921    $ 22,342,634    $ 38,415,249    $ 33,139,135    $ 29,400,150    $ 1,538,722       $ 2,389,410
=============== =============== =============== =============== =============== =============== ============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                        MSF FRANKLIN TEMPLETON    MSF WESTERN ASSET MANAGEMENT    MSF WESTERN ASSET MANAGEMENT
                                              SMALL CAP GROWTH    STRATEGIC BOND OPPORTUNITIES                 U.S. GOVERNMENT
                                                   SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------ ------------------------------- -------------------------------
                                          2008            2007           2008             2007           2008             2007
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ (151,815)     $ (200,740)     $ 146,937         $ 56,877       $ 41,610          $ 5,790
  Net realized gains (losses)          848,489       1,840,066       (125,999)          31,871        (54,425)           6,291
  Change in unrealized gains
     (losses) on investments        (6,718,746)     (1,127,390)      (987,962)          45,831        (64,899)          22,512
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations              (6,022,072)        511,936       (967,024)         134,579        (77,714)          34,593
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              739,587       1,211,623         18,349          138,787      1,076,198          588,059
  Net transfers (including fixed
     account)                        1,736,129      (8,429,640)      (204,765)          11,202      4,028,292          309,580
  Contract charges                     (38,339)        (40,179)       (18,508)         (16,322)        (7,352)          (2,997)
  Transfers for contract benefits
     and terminations                 (720,716)       (610,551)      (472,449)        (545,786)      (422,821)         (57,170)
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transaction     1,716,661      (7,868,747)      (677,373)        (412,119)     4,674,317          837,472
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
     Net increase (decrease)
       in net assets                (4,305,411)     (7,356,811)    (1,644,397)        (277,540)     4,596,603          872,065
NET ASSETS:
  Beginning of period               13,363,331      20,720,142      5,877,310        6,154,850      1,940,597        1,068,532
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
  End of period                    $ 9,057,920    $ 13,363,331    $ 4,232,913      $ 5,877,310    $ 6,537,200      $ 1,940,597
                                   ============== =============== ============== ================ ============== ================

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                                                         MSF MET/
                                                                                                                      DIMENSIONAL
     MSF T. ROWE PRICE SMALL CAP     MSF T. ROWE PRICE LARGE CAP                                         MSF MFS    INTERNATIONAL
                          GROWTH                          GROWTH    MSF OPPENHEIMER GLOBAL EQUITY          VALUE    SMALL COMPANY
                     SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
-------------------------------- ------------------------------- -------------------------------- -------------- ----------------
       2008              2007            2008            2007            2008             2007        2008 (B)         2008 (C)
--------------     ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
 $ (131,646)       $ (174,843)     $ (616,856)     $ (966,497)      $ 129,711        $ (35,192)      $ (4,768)           $ (20)
  1,668,071           613,009       2,671,089       6,886,356         201,852          678,988         (2,047)              --
 (5,486,077)          540,791     (31,591,773)        497,289      (8,211,330)         247,590       (275,836)           1,427
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
 (3,949,652)          978,957     (29,537,540)      6,417,148      (7,879,767)         891,386       (282,651)           1,407
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
     83,282           128,842         590,582       1,180,528         308,140          593,732        530,667           34,889
   (347,798)         (482,627)     (1,877,989)    (42,288,504)        494,518        2,688,988      1,861,328              610
    (23,340)          (22,563)       (194,280)       (219,216)        (33,937)         (34,234)          (419)              --
   (844,938)       (1,438,408)     (4,764,742)     (6,567,377)     (1,276,247)      (1,775,559)       (10,602)            (509)
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
 (1,132,794)       (1,814,756)     (6,246,429)    (47,894,569)       (507,526)       1,472,927      2,380,974           34,990
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
 (5,082,446)         (835,799)    (35,783,969)    (41,477,421)     (8,387,293)       2,364,313      2,098,323           36,397
 11,605,383        12,441,182      73,226,346     114,703,767      19,496,970       17,132,657             --               --
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
$ 6,522,937      $ 11,605,383    $ 37,442,377    $ 73,226,346    $ 11,109,677     $ 19,496,970    $ 2,098,323         $ 36,397
============== ================= =============== =============== =============== ================ ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   PUTNAM VT GROWTH AND INCOME               PUTNAM VT VISTA         PUTNAM VT EQUITY INCOME
                                                   SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------ ----------------------------- -------------------------------
                                          2008            2007           2008           2007            2008            2007
                                   -------------- --------------- -------------- -------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 135,089        $ 37,708      $ (39,316)     $ (62,496)      $ 356,834       $ 121,566
  Net realized gains (losses)          889,894       3,284,631        (96,973)       (91,634)        776,501       3,453,450
  Change in unrealized gains
     (losses) on investments        (6,641,584)     (4,429,636)    (1,415,151)       303,960     (14,412,375)     (2,799,230)
                                   -------------- --------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations              (5,616,601)     (1,107,297)    (1,551,440)       149,830     (13,279,040)        775,786
                                   -------------- --------------- -------------- -------------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              154,486         173,693         37,962         45,530         329,561       2,042,424
  Net transfers (including fixed
     account)                       (1,033,975)       (332,401)       (21,599)      (640,816)     (1,601,167)      5,143,454
  Contract charges                     (12,089)        (13,766)        (1,759)        (2,196)        (85,355)        (82,070)
  Transfers for contract benefits
     and terminations               (1,371,375)     (3,855,070)      (413,006)      (952,330)     (3,716,681)     (3,298,665)
                                   -------------- --------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transaction    (2,262,953)     (4,027,544)      (398,402)    (1,549,812)     (5,073,642)      3,805,143
                                   -------------- --------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets                (7,879,554)     (5,134,841)    (1,949,842)    (1,399,982)    (18,352,682)      4,580,929
NET ASSETS:
  Beginning of period               15,743,571      20,878,412      3,664,269      5,064,251      44,391,661      39,810,732
                                   -------------- --------------- -------------- -------------- --------------- ---------------
  End of period                    $ 7,864,017    $ 15,743,571    $ 1,714,427    $ 3,664,269    $ 26,038,979    $ 44,391,661
                                   ============== =============== ============== ============== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

      FTVIPT TEMPLETON GROWTH           FTVIPT TEMPLETON FOREIGN
                   SECURITIES                         SECURITIES    FIDELITY VIP GROWTH OPPORTUNTIES    FIDELITY VIP EQUITY-INCOME
                  SUB-ACCOUNT                        SUB-ACCOUNT                         SUB-ACCOUNT                   SUB-ACCOUNT
-------------------------------- ------------------------------- ---------------- ------------------ -----------------------------
        2008             2007            2008            2007         2008                   2007           2008           2007
---------------     ------------ --------------- --------------- ------------     ------------------ -------------- --------------
   $ 130,171         $ 37,661       $ 399,006       $ 267,150     $ (1,533)              $ (3,102)      $ 37,727        $ 9,362
     471,445        1,071,572       4,150,828      11,333,908         (972)                 1,990       (716,937)     1,052,696
  (9,081,182)      (1,077,442)    (24,255,313)     (4,646,750)    (121,192)                44,671     (2,670,905)    (1,072,377)
--------------- ---------------- --------------- --------------- ------------ --- ------------------ -------------- --------------
  (8,479,566)          31,791     (19,705,479)      6,954,308     (123,697)                43,559     (3,350,115)       (10,319)
--------------- --- ------------ --------------- --------------- ------------ --- ------------------ -------------- --------------
     329,132        2,446,243         338,447       1,159,342       17,178                  1,250         78,119         68,011
   1,122,885        6,683,188      (3,325,795)    (18,625,145)      25,413                 (6,290)    (1,121,943)       518,279
     (34,758)         (26,308)       (121,029)       (131,977)        (148)                  (189)       (20,905)       (24,212)
  (1,152,048)      (1,105,032)     (3,456,818)     (4,984,549)      (8,566)               (65,156)      (654,528)      (860,963)
--------------- ---------------- --------------- --------------- ------------ --- ------------------ -------------- --------------
     265,211        7,998,091      (6,565,195)    (22,582,329)      33,877                (70,385)    (1,719,257)      (298,885)
--------------- --- ------------ --------------- --------------- ------------ --- ------------------ -------------- --------------
  (8,214,355)       8,029,882     (26,270,674)    (15,628,021)     (89,820)               (26,826)    (5,069,372)      (309,204)
  18,987,897       10,958,015      52,175,234      67,803,255      197,857                224,683      8,847,588      9,156,792
--------------- ---------------- --------------- --------------- ------------ --- ------------------ -------------- --------------
$ 10,773,542     $ 18,987,897    $ 25,904,560    $ 52,175,234    $ 108,037              $ 197,857    $ 3,778,216    $ 8,847,588
=============== ================ =============== =============== ============ ====================== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                         PIMCO VIT HIGH YIELD        PIMCO VIT LOW DURATION
                                                  SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- -----------------------------
                                          2008           2007           2008           2007
                                   -------------- -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 459,445      $ 509,321      $ 252,149      $ 292,400
  Net realized gains (losses)         (267,616)       107,324        117,735        (23,753)
  Change in unrealized gains
     (losses) on investments        (2,115,063)      (393,524)      (573,936)       232,553
                                   -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations              (1,923,234)       223,121       (204,052)       501,200
                                   -------------- -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               45,484        236,367        105,035         85,852
  Net transfers (including fixed
     account)                         (588,046)    (5,917,985)     1,239,819       (109,712)
  Contract charges                     (29,574)       (29,500)       (37,730)       (28,171)
  Transfers for contract benefits
     and terminations                 (577,569)      (499,934)      (696,452)    (1,159,110)
                                   -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transaction    (1,149,705)    (6,211,052)       610,672     (1,211,141)
                                   -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets                (3,072,939)    (5,987,931)       406,620       (709,941)
NET ASSETS:
  Beginning of period                8,446,130     14,434,061      8,992,891      9,702,832
                                   -------------- -------------- -------------- --------------
  End of period                    $ 5,373,192    $ 8,446,130    $ 9,399,511    $ 8,992,891
                                   ============== ============== ============== ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                                     AMERICAN
                                                                                                        FUNDS        AMERICAN
PIMCO VIT STOCKSPLUS GROWTH                                                                      GLOBAL SMALL           FUNDS
                 AND INCOME          PIMCO VIT TOTAL RETURN    AMERICAN FUNDS GLOBAL GROWTH    CAPITALIZATION          GROWTH
                SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT
------------------------------ ------------------------------- ------------------------------- ----------------- ---------------
     2008              2007            2008            2007            2008            2007           2008 (B)        2008 (B)
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
 $ 65,114          $ 96,156       $ 496,790       $ 646,032       $ 354,513       $ 149,045          $ (7,173)      $ 106,361
  (21,068)           51,946         409,519          90,176         892,317         220,803            51,487         166,927
 (667,123)          (69,013)       (399,549)        558,878      (9,875,582)        111,988          (925,619)     (3,403,192)
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
 (623,077)           79,089         506,760       1,295,086      (8,628,752)        481,836          (881,305)     (3,129,904)
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
    3,912            55,775           5,666           5,445       3,599,210       1,764,876           802,399       4,160,363
  158,854             2,522      (2,359,150)     (3,013,968)     17,940,820       8,265,449         3,239,814      13,240,482
   (3,880)           (4,149)        (36,973)        (33,199)        (23,611)         (5,398)             (224)         (1,596)
 (110,206)          (75,136)     (2,580,385)     (2,974,796)       (943,913)       (314,508)          (16,599)        (85,581)
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
   48,680           (20,988)     (4,970,842)     (6,016,518)     20,572,506       9,710,419         4,025,390      17,313,668
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
 (574,397)           58,101      (4,464,082)     (4,721,432)     11,943,754      10,192,255         3,144,085      14,183,764
1,512,979         1,454,878      18,565,738      23,287,170      10,517,598         325,343                --              --
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
$ 938,582       $ 1,512,979    $ 14,101,656    $ 18,565,738    $ 22,461,352    $ 10,517,598       $ 3,144,085    $ 14,183,764
============ ================= =============== =============== =============== =============== ================= ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE
COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on February 24, 1987 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Met Investors Series Trust ("MIST")*
Russell Investment Funds ("Russell")
AIM Variable Insurance Funds ("AIM V.I.")
DWS Variable Series II ("DWS")
Metropolitan Series Fund, Inc. ("MSF")*
Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Fidelity Variable Insurance Products ("Fidelity VIP")
PIMCO Variable Insurance Trust("PIMCO VIT")
American Funds Insurance Series ("American Funds")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MIST Lord Abbett Growth and Income Sub-Account*
MIST Lord Abbett Bond Debenture Sub-Account*
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value
 Sub-Account*
MIST Oppenheimer Capital Appreciation Sub-Account*
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth Sub-Account*
MIST PIMCO Total Return Sub-Account*
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account*
MIST MFS Research International Sub-Account*
MIST Met/AIM Small Cap Growth Sub-Account*
MIST Lazard Mid Cap Sub-Account*

MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account*
MIST Clarion Global Real Estate Sub-Account*
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MIST Legg Mason Value Equity Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account*
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account
MIST MFS Emerging Markets Equity Sub-Account*
MIST Loomis Sayles Global Markets Sub-Account
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Growth Sub-Account (a)
MIST American Funds Balanced Allocation Sub-Account (a)
MIST American Funds Bond Sub-Account (a)
MIST American Funds Growth Allocation Sub-Account (a)
MIST American Funds International Sub-Account (a)
MIST American Funds Moderate Allocation Sub-Account (a)
MIST BlackRock High Yield Sub-Account (a)
MIST Dreman Small Cap Value Sub-Account (a)
MIST Met/Templeton Growth Sub-Account (a)
MIST Met/Franklin Mutual Shares Sub-Account (a)
MIST Met/Franklin Templeton Founding Strategy Sub-Account (a)
Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
MSF Davis Venture Value Sub-Account*
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account*
MSF Capital Guardian U.S. Equity Sub-Account*

MSF Julius Baer International Stock Sub-Account*
MSF BlackRock Money Market Sub-Account*
MSF MetLife Stock Index Sub-Account*
MSF BlackRock Bond Income Sub-Account*
MSF BlackRock Strategic Value Sub-Account
MSF Franklin Templeton Small Cap Growth Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account*
MSF Western Asset Management U.S. Government Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account*
MSF T. Rowe Price Large Cap Growth Sub-Account*
MSF Oppenheimer Global Equity Sub-Account
MSF MFS Value Sub-Account (a)
MSF Met/Dimensional International Small Company Sub-Account (a)
Putnam VT Growth and Income Sub-Account*
Putnam VT Vista Sub-Account*
Putnam VT Equity Income Sub-Account
FTVIPT Templeton Growth Securities Sub-Account*
FTVIPT Templeton Foreign Securities Sub-Account
Fidelity VIP Growth Opportunties Sub-Account
Fidelity VIP Equity-Income Sub-Account*
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
PIMCO VIT StocksPLUS Growth and Income Sub-Account
PIMCO VIT Total Return Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization Sub-Account (a)
American Funds Growth Sub-Account (a)

* This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.

(a) This Sub-Account began operations during the year ended December 31, 2008.


The following Sub-Accounts ceased operations during the year ended December 31, 2008:

FTVIPT Templeton Developing Markets Securities Sub-Account
MIST Strategic Conservative Growth Sub-Account
MIST Strategic Growth and Income Sub-Account
MIST Strategic Growth Sub-Account

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONCLUDED)

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGES:

OLD NAME

Neuberger Berman Real Estate Portfolio
FI International Stock Portfolio
Cyclical Growth and Income ETF Portfolio
Cyclical Growth ETF Portfolio

NEW NAME

Clarion Global Estate Portfolio
Julius Baer International Stock Portfolio
SSgA Growth and Income ETF Portfolio
SSgA Growth ETF Portfolio

SUBSTITUTION:

OLD NAME
Templeton Developing Markets Securities Fund

NEW NAME
MFS Emerging Markets Equity Portfolio

MERGERS:

OLD NAME
Strategic Conservative Growth Portfolio
Strategic Growth and Income Portfolio
Strategic Growth Portfolio

NEW NAME
MetLife Growth Strategy Portfolio
MetLife Balanced Strategy Portfolio
MetLife Aggressive Strategy Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets and liabilities based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset value as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated.The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

OPTIONAL DEATH BENEFIT RIDER -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2008:

Mortality and Expense Risk   0.50% - 1.60%
Administrative               0.15% - 0.25%
Optional Death Benefit Rider 0.15% - 0.35%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee of $30 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year or, if less, 2% of the amount transferred from the contract value. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. A transaction charge of the lesser of $10 or 2% of the surrender is imposed on surrenders as well as $10 for annuitizations. For those contract owners who choose optional living benefit riders or certain optional death benefit riders, these charges range from .35% to 1.50% of the account value and are charged at each contract anniversary date. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain investments in the various portfolios, series, or funds in the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and Metlife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                       FOR THE YEAR ENDED
                                                      AS OF DECEMBER 31, 2008           DECEMBER 31, 2008
                                                    ------------------------- ---------------------------
                                                                                    COST OF     PROCEEDS
                                                         SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                    ----------- ------------- ------------- -------------
MIST Lord Abbett Growth and Income Sub-Account       35,204,348   849,466,231   106,426,691  144,187,236
MIST Lord Abbett Bond Debenture Sub-Account          20,944,447   252,279,078    17,252,315   47,569,757
MIST Van Kampen Mid Cap Growth Sub-Account            5,393,396    48,493,165     7,375,317    7,175,888
MIST Lord Abbett Mid Cap Value Sub-Account           15,272,238   292,395,645    40,673,598   39,137,832
MIST Oppenheimer Capital Appreciation Sub-Account    16,398,859   128,733,347    35,904,946   19,097,687
MIST PIMCO Inflation Protected Bond Sub-Account       5,370,463    57,402,360    20,128,861   19,474,241
MIST Legg Mason Partners Aggressive Growth
 Sub-Account                                         10,302,481    73,195,760     1,396,122   10,978,658
MIST PIMCO Total Return Sub-Account                  24,769,818   284,372,780    56,764,659   39,631,268
MIST RCM Technology Sub-Account                       2,809,348    12,733,262     7,335,876    3,941,202
MIST T. Rowe Price Mid Cap Growth Sub-Account         9,165,948    71,543,680    18,015,823   19,619,950
MIST MFS Research International Sub-Account          14,024,614   168,733,005    30,207,987   35,537,131
MIST Met/AIM Small Cap Growth Sub-Account             4,591,128    57,109,290    10,184,434   12,952,235
MIST Lazard Mid Cap Sub-Account                       4,575,346    59,322,952     7,429,098    9,124,217
MIST Harris Oakmark International Sub-Account         5,205,694    77,885,379    16,511,048   18,036,769
MIST Third Avenue Small Cap Value Sub-Account         4,408,206    63,761,365     8,582,451   15,782,726
MIST Clarion Global Real Estate Sub-Account           3,589,266    48,770,719     7,173,291    6,366,338
MIST Turner Mid Cap Growth Sub-Account                1,084,655    12,672,523     6,450,733    4,756,860
MIST Goldman Sachs Mid Cap Value Sub-Account          1,916,327    25,421,248     3,916,310    9,651,283
MIST MetLife Defensive Strategy Sub-Account          19,867,799   209,936,436   105,593,982   31,996,852
MIST MetLife Moderate Strategy Sub-Account           48,717,569   522,912,730   116,816,168   35,988,633
MIST MetLife Balanced Strategy Sub-Account          159,961,270 1,611,215,188   530,876,998   40,674,009
MIST MetLfie Growth Strategy Sub-Account            153,985,297 1,621,008,814   455,952,294   71,297,734
MIST MetLife Aggressive Strategy Sub-Account         22,603,277   193,459,678   103,784,841   22,654,697
MIST Van Kampen Comstock Sub-Account                  7,850,815    83,288,272    11,658,932    6,569,411
MIST SSgA Growth ETF Sub-Account                      2,474,079    26,791,611     2,702,844    7,743,070
MIST SSgA Growth and Income ETF Sub-Account           5,674,709    62,818,302    14,251,128    5,277,690
MIST Legg Mason Value Equity Sub-Account              3,141,496    31,014,656     4,583,241    1,773,440
MIST Met/AIM Capital Appreciation Sub-Account         1,136,434    13,043,846       499,030    3,354,171
MIST Pioneer Fund Sub-Account                           141,568     1,812,147     1,244,409      103,705
MIST Pioneer Strategic Income Sub-Account               301,373     2,888,344     2,534,641    1,105,144
MIST MFS Emerging Markets Equity Sub-Account          4,173,476    50,006,174    50,894,150    5,762,459
MIST Loomis Sayles Global Markets Sub-Account           831,370     9,554,620     9,990,355   12,377,821
MIST Rainier Large Cap Equity Sub-Account               769,139     6,258,714     9,539,292    3,830,482
MIST American Funds Growth Sub-Account (a)            1,501,121    11,458,264    12,182,289      479,602
MIST American Funds Balanced Allocation Sub-Account
 (a)                                                 12,148,079   101,978,331   102,932,282      861,648
MIST American Funds Bond Sub-Account (a)                593,906     5,576,080     6,304,179      680,662
MIST American Funds Growth Allocation Sub-Account
 (a)                                                 14,737,856   122,000,358   122,769,501      610,962
MIST American Funds International Sub-Account (a)       971,463     7,293,493    10,080,602    2,453,992
MIST American Funds Moderate Allocation Sub-Account
 (a)                                                  6,738,927    58,068,564    58,292,105      191,153
MIST BlackRock High Yield Sub-Account (a)               123,722       865,997     1,609,175      650,103
MIST Dreman Small Cap Value Sub-Account (a)              81,624       909,995       926,380       13,625
MIST Met/Templeton Growth Sub-Account (a)               354,914     2,777,213     2,866,795       81,301
MIST Met/Franklin Mutual Shares Sub-Account (a)       1,892,451    14,701,844    14,728,936       25,315
MIST Met/Franklin Templeton Founding Strategy
  Sub-Account (a)                                     7,188,533    59,599,081    59,701,337       79,967
Russell Multi-Style Equity Sub-Account                1,062,853    15,042,109       649,170    2,412,366
Russell Aggressive Equity Sub-Account                   281,234     3,733,078        99,995      487,564
Russell Non-U.S. Sub-Account                            629,606     7,306,585       312,033    1,145,203
Russell Core Bond Sub-Account                         1,232,674    12,579,646     1,111,605    2,792,995
Russell Real Estate Securities Sub-Account              124,049     1,988,395       127,928      331,118

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                             FOR THE YEAR ENDED
                                                           AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                           ----------------------- ----------------------------
                                                                                         COST OF       PROCEEDS
                                                               SHARES     COST ($) PURCHASES ($) FROM SALES ($)
                                                           ---------- ------------ ------------- --------------
AIM V.I. International Growth Sub-Account                     311,776    7,565,197       725,599      3,597,167
DWS Government & Agency Securities Sub-Account                 68,897      832,260       110,164        304,636
MSF Davis Venture Value Sub-Account                         7,342,050  201,768,243    10,922,652     28,060,911
MSF Harris Oakmark Focused Value Sub-Account                  295,738   65,064,540     9,685,986     12,348,756
MSF Jennison Growth Sub-Account                             5,033,351   54,738,134     9,819,423     10,724,620
MSF MFS Total Return Sub-Account                              593,538   83,466,454    11,810,379      7,999,895
MSF Capital Guardian U.S. Equity Sub-Account               12,002,895  135,037,531    18,686,398     20,578,903
MSF Julius Baer International Stock Sub-Account               606,761    7,268,993     1,673,424      1,160,499
MSF BlackRock Money Market Sub-Account                      2,200,186  220,018,483   183,169,392     73,039,909
MSF MetLife Stock Index Sub-Account                         1,042,329   34,512,829     9,030,964      9,543,500
MSF BlackRock Bond Income Sub-Account                         326,681   34,446,460     9,949,448      3,646,941
MSF BlackRock Strategic Value Sub-Account                     184,339    2,751,241       674,062        421,172
MSF Franklin Templeton Small Cap Growth Sub-Account         1,629,298   15,835,786     3,699,061        952,875
MSF Western Asset Management Strategic Bond Opportunities
  Sub-Account                                                 411,429    5,060,710     1,103,469      1,598,216
MSF Western Asset Management U.S. Government
  Sub-Account                                                 550,807    6,564,647     8,071,308      3,355,076
MSF T. Rowe Price Small Cap Growth Sub-Account                732,511    9,792,915     3,131,825      2,530,011
MSF T. Rowe Price Large Cap Growth Sub-Account              4,152,443   57,321,732     6,565,646     10,139,326
MSF Oppenheimer Global Equity Sub-Account                   1,126,868   17,435,765     2,492,013      2,276,919
MSF MFS Value Sub-Account (a)                                 227,404    2,374,779     2,412,397         35,570
MSF Met/Dimensional International Small Company
  Sub-Account (b)                                               3,585       34,993        34,993             --
Putnam VT Growth and Income Sub-Account                       682,803   15,841,415     3,079,236      2,988,432
Putnam VT Vista Sub-Account                                   202,313    3,038,275       146,892        584,516
Putnam VT Equity Income Sub-Account                         2,692,856   36,895,750     3,222,306      6,213,806
FTVIPT Templeton Growth Securities Sub-Account              1,312,437   19,296,371     3,500,771      1,966,069
FTVIPT Templeton Foreign Securities Sub-Account             2,396,724   35,726,083     5,794,180      8,156,180
Fidelity VIP Growth Opportunties Sub-Account                   10,818      197,342        45,801         13,479
Fidelity VIP Equity-Income Sub-Account                        290,178    6,817,568       953,639      2,628,374
PIMCO VIT High Yield Sub-Account                              949,416    7,613,342     1,200,113      1,872,134
PIMCO VIT Low Duration Sub-Account                            971,060    9,902,789     3,946,386      2,925,940
PIMCO VIT StocksPLUS Growth and Income Sub-Account            159,198    1,457,986       372,417        258,361
PIMCO VIT Total Return Sub-Account                          1,367,784   13,963,079     1,459,189      5,661,889
American Funds Global Growth Sub-Account                    1,618,340   32,222,814    23,167,525        939,905
American Funds Global Small Capitalization Sub-Account (a)    285,097    4,070,236     4,070,642            261
American Funds Growth Sub-Account (a)                         426,344   17,587,659    17,603,682         13,404

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                 MIST LORD ABBETT            MIST LORD ABBETT             MIST VAN KAMPEN
                                GROWTH AND INCOME              BOND DEBENTURE              MID CAP GROWTH
                                      SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                         --------------------------- --------------------------- ---------------------------
                               2008          2007          2008          2007          2008          2007
                         ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year  18,549,732    22,197,014    15,243,991    16,590,983     4,713,956     5,207,161
Units issued and
  transferred from other
  funding options           693,651       758,098       890,890     2,414,744       569,466       566,343
Units redeemed and
  transferred to other
  funding options        (3,459,124)   (4,405,380)   (3,253,347)   (3,761,736)     (975,493)   (1,059,547)
                         ------------- ------------- ------------- ------------- ------------- -------------
Units end of year        15,784,259    18,549,732    12,881,534    15,243,991     4,307,929     4,713,956
                         ============= ============= ============= ============= ============= =============
                         MIST LEGG MASON PARTNERS                  MIST PIMCO                    MIST RCM
                                AGGRESSIVE GROWTH                TOTAL RETURN                  TECHNOLOGY
                                      SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                         --------------------------- --------------------------- ---------------------------
                               2008          2007          2008          2007          2008          2007
                         ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year  10,825,029    13,441,619    21,297,880    26,133,024     2,132,403     2,231,169
Units issued and
  transferred from other
  funding options           531,044       821,885     6,736,163     2,663,362       783,889       913,172
Units redeemed and
  transferred to other
  funding options        (1,822,020)   (3,438,475)   (6,487,362)   (7,498,506)   (1,000,979)   (1,011,938)
                         ------------- ------------- ------------- ------------- ------------- -------------
Units end of year         9,534,053    10,825,029    21,546,681    21,297,880     1,915,313     2,132,403
                         ============= ============= ============= ============= ============= =============
                                      MIST LAZARD                 MIST HARRIS           MIST THIRD AVENUE
                                          MID CAP       OAKMARK INTERNATIONAL             SMALL CAP VALUE
                                      SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                         --------------------------- --------------------------- ---------------------------
                               2008          2007          2008          2007          2008          2007
                         ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year   3,770,936     2,006,766     4,762,025     5,683,024     4,502,597     5,547,538
Units issued and
  transferred from other
  funding options           476,970     2,592,898       659,045     1,038,029       607,813       479,229
Units redeemed and
  transferred to other
  funding options          (877,766)     (828,728)   (1,462,163)   (1,959,028)   (1,304,945)   (1,524,170)
                         ------------- ------------- ------------- ------------- ------------- -------------
Units end of year         3,370,140     3,770,936     3,958,907     4,762,025     3,805,465     4,502,597
                         ============= ============= ============= ============= ============= =============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

        MIST LORD ABBETT            MIST OPPENHEIMER                  MIST PIMCO
           MID CAP VALUE        CAPITAL APPRECIATION    INFLATION PROTECTED BOND
             SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- --------------------------- ---------------------------
      2008          2007          2008          2007          2008          2007
------------- ------------- ------------- ------------- ------------- -------------
10,670,585    10,813,416    13,026,225    15,156,483     4,886,261     5,893,926
   768,861     2,728,519     1,240,753     1,865,281     2,140,031       539,286
(2,196,741)   (2,871,350)   (2,892,876)   (3,995,539)   (2,216,965)   (1,546,952)
------------- ------------- ------------- ------------- ------------- -------------
 9,242,705    10,670,585    11,374,102    13,026,225     4,809,327     4,886,261
============= ============= ============= ============= ============= =============

      MIST T. ROWE PRICE                    MIST MFS                MIST MET/AIM
          MID CAP GROWTH      RESEARCH INTERNATIONAL            SMALL CAP GROWTH
             SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- --------------------------- ---------------------------
      2008          2007          2008          2007          2008          2007
------------- ------------- ------------- ------------- ------------- -------------
 9,539,996    12,903,767    10,899,017    13,357,797     4,651,987     5,984,113
 1,861,683     2,124,155     1,285,188     1,089,410       657,760       447,020
(3,088,363)   (5,487,926)   (2,848,208)   (3,548,191)   (1,210,411)   (1,779,146)
------------- ------------- ------------- ------------- ------------- -------------
 8,313,316     9,539,996     9,335,997    10,899,017     4,099,336     4,651,987
============= ============= ============= ============= ============= =============

    MIST CLARION GLOBAL             MIST TURNER        MIST GOLDMAN SACHS
            REAL ESTATE          MID CAP GROWTH             MID CAP VALUE
            SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
-------------------------- ----------------------- -------------------------
     2008          2007        2008        2007         2008         2007
------------ ------------- ----------- ----------- ------------ ------------
2,938,688     3,924,423     986,986     989,402    2,167,077    2,536,265
  423,871       554,362     514,926     241,837      192,676      603,616
 (630,052)   (1,540,097)   (504,340)   (244,254)    (765,044)    (972,804)
------------ ------------- ----------- ----------- ------------ ------------
2,732,507     2,938,688     997,572     986,986    1,594,709    2,167,077
============ ============= =========== =========== ============ ============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                     MIST METLIFE                 MIST METLIFE                 MIST METLIFE
                               DEFENSIVE STRATEGY            MODERATE STRATEGY            BALANCED STRATEGY
                                      SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
                         --------------------------- ---------------------------- ----------------------------
                               2008          2007           2008          2007           2008          2007
                         ------------- ------------- -------------- ------------- -------------- -------------
Units beginning of year  12,464,828     8,262,424     39,851,796    27,420,828     99,569,767    74,894,089
Units issued and
  transferred from other
  funding options        14,081,932     8,777,923     16,359,927    17,398,719     58,841,270    37,005,670
Units redeemed and
  transferred to other
  funding options        (7,538,229)   (4,575,519)   (10,250,284)   (4,967,751)   (19,594,042) (12,329,992)
                         ------------- ------------- -------------- ------------- ----------------------------
Units end of year        19,008,531    12,464,828     45,961,439    39,851,796    138,816,995    99,569,767
                         ============= ============= ============== ============= ============== =============
                                        MIST SSGA                    MIST SSGA              MIST LEGG MASON
                                       GROWTH ETF        GROWTH AND INCOME ETF                 VALUE EQUITY
                                      SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
                         --------------------------- ---------------------------- ----------------------------
                               2008          2007           2008          2007           2008          2007
                         ------------- ------------- -------------- ------------- -------------- -------------
Units beginning of year   2,966,761     2,443,105      4,939,205     2,292,596      2,772,017     3,604,696
Units issued and
  transferred from other
  funding options           278,061       969,920      1,422,389     3,296,626        797,749       216,238
Units redeemed and
  transferred to other
  funding options          (788,763)     (446,264)      (757,159)     (650,017)      (464,042)   (1,048,917)
                         ------------- ------------- -------------- ------------- -------------- -------------
Units end of year         2,456,059     2,966,761      5,604,435     4,939,205      3,105,724     2,772,017
                         ============= ============= ============== ============= ============== =============

                               MIST MFS EMERGING                MIST LOOMIS            MIST RAINIER
                                  MARKETS EQUITY      SAYLES GLOBAL MARKETS        LARGE CAP EQUITY
                                     SUB-ACCOUNT                SUB-ACCOUNT             SUB-ACCOUNT
                         -------------------------- -------------------------- -----------------------
                              2008          2007          2008         2007         2008    2007 (A)
                         ------------ ------------- ------------- ------------ ------------ ----------
Units beginning of year    482,984     1,163,479     1,085,823       35,233      115,191         --
Units issued and
  transferred from other
  funding options        4,011,685       826,922       914,183    1,103,169    1,174,676    115,322
Units redeemed and
  transferred to other
  funding options         (823,309)   (1,507,417)   (1,223,642)     (52,579)    (514,393)      (131)
                         ------------ ------------- ------------- ------------ ------------ ----------
Units end of year        3,671,360       482,984       776,364    1,085,823      775,474    115,191
                         ============ ============= ============= ============ ============ ==========

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

             MIST METLIFE             MIST METLIFE             MIST VAN KAMPEN
          GROWTH STRATEGY      AGGRESSIVE STRATEGY                    COMSTOCK
              SUB-ACCOUNT              SUB-ACCOUNT                 SUB-ACCOUNT
------------------------- --------------------------- ---------------------------
       2008          2007       2008          2007          2008          2007
----------- ------------- ------------- ------------- ------------- -------------
105,495,650    77,651,335  9,584,925    11,904,491     7,096,082     6,796,669
 50,518,175    40,086,102 11,981,073     2,445,664     1,700,038     2,139,027
(19,777,101) (12,241,787) (2,930,340)   (4,765,230)   (1,507,547)   (1,839,614)
------------------------- ------------- ------------- ------------- -------------
136,236,724   105,495,650 18,635,658     9,584,925     7,288,573     7,096,082
=========== ============= ============= ============= ============= =============

            MIST MET/AIM        MIST PIONEER          MIST PIONEER
    CAPITAL APPRECIATION                FUND      STRATEGIC INCOME
             SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
--------------------------- ------------------- ---------------------
      2008          2007      2008      2007       2008       2007
------------- ------------- --------- --------- ---------- ----------
 6,414,526     1,713,687    32,107    18,039     72,551     18,435
   216,118     8,040,816    74,607    20,488    129,743     68,000
(1,627,740)   (3,339,977)   (8,155)   (6,420)   (66,579)   (13,884)
------------- ------------- --------- --------- ---------- ----------
 5,002,904     6,414,526    98,559    32,107    135,715     72,551
============= ============= ========= ========= ========== ==========

                      MIST                          MIST                            MIST
       MIST       AMERICAN           MIST       AMERICAN             MIST       AMERICAN
   AMERICAN          FUNDS       AMERICAN          FUNDS         AMERICAN          FUNDS
      FUNDS       BALANCED          FUNDS         GROWTH            FUNDS       MODERATE
     GROWTH     ALLOCATION           BOND     ALLOCATION    INTERNATIONAL     ALLOCATION
SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
-------------- -------------- -------------- -------------- ---------------- --------------
    2008 (B)       2008 (B)       2008 (B)       2008 (B)         2008 (B)       2008 (B)
-------------- -------------- -------------- -------------- ---------------- --------------
         --             --             --             --               --             --
  1,666,244     12,638,685        705,356     15,027,569        1,279,011      6,909,066
   (210,236)      (805,668)      (135,480)      (779,085)        (361,846)      (340,983)
-------------- -------------- -------------- -------------- ---------------- --------------
  1,456,008     11,833,017        569,876     14,248,484          917,165      6,568,083
============== ============== ============== ============== ================ ==============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                               MIST
                                             MIST                                      MET/FRANKLIN
                               MIST        DREMAN             MIST             MIST       TEMPLETON
                          BLACKROCK     SMALL CAP    MET/TEMPLETON     MET/FRANKLIN        FOUNDING
                         HIGH YIELD         VALUE           GROWTH    MUTUAL SHARES        STRATEGY
                          SUB-ACCOUNT SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                         --------------------------- ---------------- ---------------- ---------------
                            2008 (B)      2008 (B)         2008 (B)         2008 (B)        2008 (B)
                         ------------- ------------- ---------------- ---------------- ---------------
Units beginning of year          --            --               --               --              --
Units issued and
  transferred from other
  funding options           123,836        82,385          386,732        1,954,373       7,455,542
Units redeemed and
  transferred to other
  funding options           (64,935)       (2,789)         (31,446)        (104,379)       (340,851)
                         ------------- ------------- ---------------- ---------------- ---------------
Units end of year            58,901        79,596          355,286        1,849,994       7,114,691
                         ============= ============= ================ ================ ===============
                                          RUSSELL                           RUSSELL                      AIM V.I.
                                        CORE BOND            REAL ESTATE SECURITIES          INTERNATIONAL GROWTH
                                      SUB-ACCOUNT                       SUB-ACCOUNT                   SUB-ACCOUNT
                         --------------------------- --------------------------------- -----------------------------
                               2008          2007             2008             2007            2008          2007
                         ------------- ------------- ---------------- ---------------- --------------- -------------
Units beginning of year     962,148     1,079,274           73,964           93,434         647,307       855,393
Units issued and
  transferred from other
  funding options            29,603        59,738            5,254            3,870          47,179       146,205
Units redeemed and
  transferred to other
  funding options          (185,195)     (176,864)         (13,403)         (23,340)       (215,458)     (354,291)
                         ------------- ------------- ---------------- ---------------- --------------- -------------
Units end of year           806,556       962,148           65,815           73,964         479,028       647,307
                         ============= ============= ================ ================ =============== =============
                                     MSF JENNISON                           MSF MFS          MSF CAPITAL GUARDIAN
                                           GROWTH                      TOTAL RETURN                   U.S. EQUITY
                                      SUB-ACCOUNT                       SUB-ACCOUNT                   SUB-ACCOUNT
                         --------------------------- --------------------------------- -----------------------------
                               2008          2007             2008             2007            2008          2007
                         ------------- ------------- ---------------- ---------------- --------------- -------------
Units beginning of year   5,787,011     7,501,567        3,404,791        3,537,012      12,051,365    13,997,926
Units issued and
  transferred from other
  funding options           779,609       606,542          324,689          434,036         417,491     1,445,517
Units redeemed and
  transferred to other
  funding options        (1,466,990)   (2,321,098)        (618,037)        (566,257)     (2,186,554)   (3,392,078)
                         ------------- ------------- ---------------- ---------------- --------------- -------------
Units end of year         5,099,630     5,787,011        3,111,443        3,404,791      10,282,302    12,051,365
                         ============= ============= ================ ================ =============== =============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

               RUSSELL               RUSSELL                RUSSELL
    MULTI-STYLE EQUITY     AGGRESSIVE EQUITY               NON-U.S.
           SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
------------------------- --------------------- ----------------------
     2008         2007       2008       2007       2008        2007
------------ ------------ ---------- ---------- ---------- -----------
1,311,535    1,829,723    267,701    349,188    494,438     656,427
   54,185       24,410     13,296      8,669     32,548       8,676
 (214,337)    (542,598)   (43,252)   (90,156)   (83,895)   (170,665)
------------ ------------ ---------- ---------- ---------- -----------
1,151,383    1,311,535    237,745    267,701    443,091     494,438
============ ============ ========== ========== ========== ===========

DWS GOVERNMENT & AGENCY                   MSF DAVIS          MSF HARRIS OAKMARK
             SECURITIES               VENTURE VALUE               FOCUSED VALUE
            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
-------------------------- --------------------------- ---------------------------
      2008         2007          2008          2007          2008          2007
------------- ------------ ------------- ------------- ------------- -------------
    72,036       94,778    17,773,074    21,712,702     4,151,214     4,979,605
     9,021        3,139     2,063,389     2,366,154       583,888       549,758
   (24,322)     (25,881)   (3,739,119)   (6,305,782)   (1,185,532)   (1,378,149)
------------- ------------ ------------- ------------- ------------- -------------
    56,735       72,036    16,097,344    17,773,074     3,549,570     4,151,214
============= ============ ============= ============= ============= =============

    MSF JULIUS BAER                MSF BLACKROCK             MSF METLIFE
INTERNATIONAL STOCK                 MONEY MARKET             STOCK INDEX
        SUB-ACCOUNT                  SUB-ACCOUNT             SUB-ACCOUNT
---------------------- ------------------------- --------------------------
   2008        2007          2008           2007      2008          2007
---------- ----------- ---------- -------------- ------------ -------------
432,898     632,428    10,356,826      8,885,438 2,846,982     3,050,585
 60,712      62,065    24,934,207     22,874,297   822,255     1,365,097
(81,441)   (261,595)   (14,767,376) (21,402,909)  (988,919)   (1,568,700)
---------- ----------- ------------------------- ------------ -------------
412,169     432,898    20,523,657     10,356,826 2,680,318     2,846,982
========== =========== ========== ============== ============ =============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   MSF BLACKROCK              MSF BLACKROCK        MSF FRANKLIN TEMPLETON
                                     BOND INCOME            STRATEGIC VALUE              SMALL CAP GROWTH
                                     SUB-ACCOUNT                SUB-ACCOUNT                   SUB-ACCOUNT
                         -------------------------- -------------------------- -----------------------------
                              2008          2007         2008          2007         2008             2007
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units beginning of year    580,953       772,347      118,620       141,367    1,193,998        1,914,092
Units issued and
  transferred from other
  funding options          247,296       202,309       35,318        19,449      464,888          345,178
Units redeemed and
  transferred to other
  funding options         (155,063)     (393,703)     (27,567)      (42,196)    (272,680)      (1,065,272)
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units end of year          673,186       580,953      126,371       118,620    1,386,206        1,193,998
                         ============ ============= ============ ============= ============ ================
                                                                                                   MSF MET/
                                                                                                DIMENSIONAL
                                                                                              INTERNATIONAL
                               MSF T. ROWE PRICE            MSF OPPENHEIMER        MSF MFS            SMALL
                                LARGE CAP GROWTH              GLOBAL EQUITY          VALUE          COMPANY
                                     SUB-ACCOUNT                SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
                         -------------------------- -------------------------- ------------ ----------------
                              2008          2007         2008          2007      2008 (B)         2008 (C)
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units beginning of year  4,816,195     8,132,948      928,692       857,647           --               --
Units issued and
  transferred from other
  funding options          485,689       308,170      171,226       239,186      186,530            3,592
Units redeemed and
  transferred to other
  funding options         (996,970)   (3,624,923)    (201,554)     (168,141)      (8,329)              --
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units end of year        4,304,914     4,816,195      898,364       928,692      178,201            3,592
                         ============ ============= ============ ============= ============ ================
                                FTVIPT TEMPLETON           FTVIPT TEMPLETON                  FIDELITY VIP
                               GROWTH SECURITIES         FOREIGN SECURITIES          GROWTH OPPORTUNITIES
                                     SUB-ACCOUNT                SUB-ACCOUNT                   SUB-ACCOUNT
                         -------------------------- -------------------------- -----------------------------
                              2008          2007         2008          2007         2008             2007
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units beginning of year    963,068       560,530    2,895,980     4,229,198       16,783           23,148
Units issued and
  transferred from other
  funding options          187,112       542,132      157,522       244,352        5,177              497
Units redeemed and
  transferred to other
  funding options         (190,961)     (139,594)    (628,394)   (1,577,570)      (1,299)          (6,862)
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units end of year          959,219       963,068    2,425,108     2,895,980       20,661           16,783
                         ============ ============= ============ ============= ============ ================

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

                 MSF WESTERN            MSF WESTERN
            ASSET MANAGEMENT       ASSET MANAGEMENT       MSF T. ROWE PRICE
STRATEGIC BOND OPPORTUNITIES        U.S. GOVERNMENT        SMALL CAP GROWTH
                 SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
------------------------------- ---------------------- -----------------------
   2008                 2007        2008       2007        2008        2007
---------- -------------------- ----------- ---------- ----------- -----------
279,280              298,802     123,153     69,720     724,186     887,179
 43,563               57,703     557,444     91,375     109,025     161,850
(82,740)             (77,225)   (261,549)   (37,942)   (185,510)   (324,843)
---------- -------------------- ----------- ---------- ----------- -----------
240,103              279,280     419,048    123,153     647,701     724,186
========== ==================== =========== ========== =========== ===========

             PUTNAM VT              PUTNAM VT                 PUTNAM VT
     GROWTH AND INCOME                  VISTA             EQUITY INCOME
           SUB-ACCOUNT            SUB-ACCOUNT               SUB-ACCOUNT
------------------------- ---------------------- -------------------------
     2008         2007       2008        2007         2008         2007
------------ ------------ ---------- ----------- ------------ ------------
1,019,458    1,289,872    264,111     374,568    2,648,811    2,427,699
   60,364       57,241     14,880      13,881      168,323      600,522
 (230,360)    (327,655)   (49,428)   (124,338)    (538,525)    (379,410)
------------ ------------ ---------- ----------- ------------ ------------
  849,462    1,019,458    229,563     264,111    2,278,609    2,648,811
============ ============ ========== =========== ============ ============

        FIDELITY VIP                PIMCO VIT               PIMCO VIT
       EQUITY-INCOME               HIGH YIELD            LOW DURATION
         SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
----------------------- ------------------------ -----------------------
    2008        2007        2008         2007        2008        2007
----------- ----------- ----------- ------------ ----------- -----------
 506,284     549,152     589,348    1,027,968     689,390     786,353
  69,500      89,166      65,140       66,199     277,908      82,220
(189,089)   (132,034)   (156,849)    (504,819)   (231,987)   (179,183)
----------- ----------- ----------- ------------ ----------- -----------
 386,695     506,284     497,639      589,348     735,311     689,390
=========== =========== =========== ============ =========== ===========

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                         PIMCO VIT STOCKSPLUS                 PIMCO VIT          AMERICAN FUNDS
                            GROWTH AND INCOME              TOTAL RETURN           GLOBAL GROWTH
                                  SUB-ACCOUNT               SUB-ACCOUNT             SUB-ACCOUNT
                         ----------------------- ------------------------- -----------------------
                            2008         2007         2008         2007         2008       2007
                         ---------- ------------ ------------ ------------ ------------ ----------
Units beginning of year  135,574      138,195    1,271,571    1,708,329      344,425     12,186
Units issued and
  transferred from other
  funding options         40,568       22,082       54,620      121,089      982,523    362,190
Units redeemed and
  transferred to other
  funding options        (26,595)     (24,703)    (391,089)    (557,847)    (138,231)   (29,951)
                         ---------- ------------ ------------ ------------ ------------ ----------
Units end of year        149,547      135,574      935,102    1,271,571    1,188,717    344,425
                         ========== ============ ============ ============ ============ ==========

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

      AMERICAN
         FUNDS       AMERICAN
  GLOBAL SMALL          FUNDS
CAPITALIZATION         GROWTH
   SUB-ACCOUNT    SUB-ACCOUNT
----------------- --------------
       2008 (B)       2008 (B)
----------------- --------------
            --             --
       186,461        129,983
        (3,212)        (3,117)
----------------- --------------
       183,249        126,866
================= ==============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                UNIT VALUE(1)               INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ------------- ------------- ------------- ---------------- -------------------
MIST Lord Abbett Growth         2008 15,784,259 10.86 - 41.08   576,805,190          1.71      0.75 - 2.35 (37.82) - (36.73)
  and Income Sub-Account        2007 18,549,732 17.17 - 64.94 1,075,806,092          0.98      0.75 - 2.35      1.30 - 3.13
                                2006 22,197,014 16.65 - 62.97 1,254,313,868          1.73      0.75 - 2.35    15.06 - 16.91
                                2005 26,137,911 12.48 - 52.55 1,266,968,938          0.94      0.75 - 2.35      1.00 - 2.62
                                2004 29,905,303 11.76 - 52.34 1,416,012,804          0.43      0.75 - 2.35    10.02 - 11.80
MIST Lord Abbett Bond Debenture 2008 12,881,534 11.27 - 16.77   202,717,634          4.34      0.75 - 2.35 (20.50) - (19.09)
  Sub-Account                   2007 15,243,991 14.04 - 20.75   297,943,064          5.12      0.75 - 2.35      4.06 - 5.94
                                2006 16,590,983 13.37 - 19.63   307,972,386          6.82      0.75 - 2.35      6.62 - 8.33
                                2005 19,002,390 12.42 - 18.12   327,280,969            --      0.75 - 2.35    (0.86) - 0.74
                                2004 18,478,641 12.78 - 17.98   317,240,246          2.98      0.75 - 2.35      5.65 - 7.36
MIST Van Kampen Mid Cap         2008  4,307,929   6.61 - 7.31    30,205,224          1.42      0.75 - 1.90 (47.76) - (47.13)
  Growth Sub-Account            2007  4,713,956 12.65 - 13.83    62,713,816            --      0.75 - 1.90    21.15 - 22.78
  (Commenced 11/7/2005)         2006  5,207,161 10.44 - 11.26    56,740,449            --      0.75 - 1.90      6.34 - 7.56
MIST Lord Abbett Mid Cap Value  2008  9,242,705 15.59 - 17.87   157,249,522          0.62      0.75 - 1.95 (39.96) - (39.18)
  Sub-Account                   2007 10,670,585 26.10 - 29.40   300,178,790          0.67      0.75 - 1.90    (1.30) - 0.04
                                2006 10,813,416 26.44 - 29.45   304,617,015          0.61      0.75 - 1.90    10.07 - 11.34
                                2005 12,134,519 24.02 - 26.45   308,454,585          0.50      0.75 - 1.90      6.02 - 7.24
                                2004 11,567,876 22.66 - 24.66   275,539,168          3.16      0.75 - 1.90    22.15 - 23.57
MIST Oppenheimer Capital        2008 11,374,102   5.16 - 6.80    63,888,388          3.58      0.75 - 2.35 (47.20) - (46.34)
  Appreciation Sub-Account      2007 13,026,225  9.77 - 12.72   137,207,385          0.02      0.75 - 2.35    11.62 - 13.43
  (Commenced 5/3/2004)          2006 15,156,483  8.75 - 11.27   142,383,044          0.14      0.75 - 2.35      5.12 - 6.81
                                2005 16,165,489  8.31 - 10.60   144,482,219          0.02      0.75 - 2.35      2.29 - 3.93
                                2004 17,566,329  8.12 - 10.24   148,102,308          7.09      1.30 - 2.35      3.93 - 5.03
MIST PIMCO Inflation            2008  4,809,327 10.55 - 11.20    52,629,978          3.70      1.30 - 2.35   (9.22) - (8.26)
  Protected Bond                2007  4,886,261 11.60 - 12.19    58,385,153          2.21      1.30 - 2.35      8.21 - 9.36
  Sub-Account                   2006  5,893,926 10.72 - 11.14    64,649,920          3.73      1.30 - 2.35     (1.94 - 0.91)
                                2005  6,511,274 10.93 - 11.25    72,384,448            --      1.30 - 2.35    (0.96) - 0.08
                                2004  8,692,539 11.04 - 11.24    96,965,591          4.57      1.30 - 2.35      6.47 - 7.60
MIST Legg Mason Partners        2008  9,534,053   4.43 - 6.56    46,377,009            --      1.30 - 2.35 (40.47) - (39.80)
  Aggressive Growth             2007 10,825,029  7.44 - 10.90    87,874,559          0.04      1.30 - 2.35    (0.12) - 1.17
  Sub-Account                   2006 13,441,619  7.44 - 10.77   108,846,059            --      1.30 - 2.35   (4.01) - (3.00)
                                2005 15,958,225  7.74 - 11.10   134,458,398            --      1.30 - 2.35    10.95 - 12.11
                                2004 20,250,042   6.97 - 9.89   152,910,724            --      1.30 - 2.35      5.92 - 7.04
MIST PIMCO Total Return         2008 21,546,681 12.39 - 14.06   284,741,547          3.75      0.75 - 2.35   (1.93) - (0.22)
  Sub-Account                   2007 21,297,880 12.62 - 14.09   283,533,965          3.30      0.75 - 2.35      5.05 - 6.93
  (Commenced 5/3/2004)          2006 26,133,024 12.00 - 13.17   327,612,133          2.60      0.75 - 2.35      2.10 - 3.74
                                2005 27,888,652 11.74 - 12.68   339,140,105          0.01      0.75 - 2.35    (0.12) - 1.49
                                2004 28,087,932 11.74 - 12.48   338,736,886          6.52      0.75 - 2.35      2.54 - 4.19
MIST RCM Technology             2008  1,915,313   3.29 - 3.53     6,572,888         13.87      1.30 - 2.35 (45.75) - (45.17)
  Sub-Account                   2007  2,132,403   6.06 - 6.43    13,379,138            --      1.30 - 2.35    28.45 - 29.82
                                2006  2,231,169   4.71 - 4.95    10,819,347            --      1.30 - 2.35      2.91 - 3.99
                                2005  2,539,048   4.58 - 4.76    11,888,282            --      1.30 - 2.35      8.44 - 9.59
                                2004  3,357,357   4.22 - 4.35    14,409,596          0.08      1.30 - 2.35   (6.54) - (5.55)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                  UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                      LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ---------- ------------- ----------- ------------- ---------------- -------------------
MIST T. Rowe Price Mid Cap        2008  8,313,316   5.45 - 6.02  47,740,618          0.01      0.85 - 2.35 (41.15) - (40.26)
  Growth Sub-Account              2007  9,539,996  9.25 - 10.08  92,323,883          0.04      0.85 - 2.35    14.89 - 16.64
  (Commenced 5/3/2004)            2006 12,903,767   8.04 - 8.75 107,929,919            --      0.75 - 2.35      3.70 - 5.37
                                  2005 15,203,506   7.75 - 8.30 121,624,335            --      0.85 - 2.35    11.97 - 13.66
                                  2004 15,078,256   6.91 - 7.30 106,863,377            --      0.75 - 2.35    15.08 - 16.94
MIST MFS Research International   2008  9,335,997  9.56 - 14.87 103,318,253          2.02      0.75 - 2.35 (43.71) - (42.75)
  Sub-Account                     2007 10,899,017 16.96 - 25.97 212,534,722          1.33      0.75 - 2.35    10.65 - 12.64
                                  2006 13,357,797 15.31 - 23.06 233,658,652          1.75      0.75 - 2.35    23.63 - 25.62
                                  2005 15,507,023 12.37 - 18.32 219,052,682          0.46      0.75 - 2.35    13.73 - 15.55
                                  2004 12,888,678 10.87 - 15.82 159,862,343          0.25      0.75 - 2.35    16.78 - 18.66
MIST Met/AIM Small Cap Growth     2008  4,099,336   5.57 - 9.74  37,769,265            --      1.30 - 2.35 (40.16) - (39.46)
  Sub-Account                     2007  4,651,987  9.20 - 16.11  71,015,556            --      1.30 - 2.35      8.48 - 9.85
                                  2006  5,984,113  8.37 - 14.69  83,414,752            --      1.30 - 2.35    11.54 - 12.71
                                  2005  7,550,815  7.45 - 13.04  93,177,860            --      1.30 - 2.35      5.76 - 6.87
                                  2004  4,667,993 11.85 - 12.20  56,301,565            --      1.30 - 2.35      3.95 - 5.05
MIST Lazard Mid Cap               2008  3,370,140  8.97 - 10.09  31,590,896          1.14      0.75 - 2.35 (39.74) - (38.67)
  Sub-Account                     2007  3,770,936 14.87 - 16.45  57,995,812          0.21      0.75 - 2.35   (4.98) - (1.86)
                                  2006  2,006,766 15.64 - 16.41  32,320,745          0.31      1.30 - 2.35    12.02 - 13.20
                                  2005  2,227,684 13.95 - 14.50  31,807,254          0.06      1.30 - 2.35      5.56 - 6.67
                                  2004  2,722,902 13.20 - 13.59  36,591,722            --      1.30 - 2.35    11.74 - 12.92
MIST Harris Oakmark International 2008  3,958,907 10.69 - 11.43  44,091,751          1.64      1.30 - 2.35 (42.26) - (41.65)
  Sub-Account                     2007  4,762,025 18.49 - 19.59  91,235,231          0.82      1.30 - 2.35   (3.43) - (2.40)
                                  2006  5,683,024 19.13 - 20.07 112,021,036          2.59      1.30 - 2.35    25.86 - 27.19
                                  2005  6,295,353 15.18 - 15.78  97,858,342            --      1.30 - 2.35    11.59 - 12.77
                                  2004  6,954,807 13.59 - 13.99  96,251,804            --      1.30 - 2.35    17.72 - 18.96
MIST Third Avenue Small Cap Value 2008  3,805,465 11.38 - 13.43  45,189,540          0.76      1.30 - 2.35 (31.46) - (30.67)
  Sub-Account                     2007  4,502,597 16.58 - 19.37  77,454,105          1.01      1.30 - 2.35   (5.29) - (4.15)
                                  2006  5,547,538 17.49 - 20.21  99,987,762          0.45      1.30 - 2.35    10.51 - 11.67
                                  2005  5,920,257 15.81 - 18.08  95,982,000            --      1.30 - 2.35     12.8 - 13.99
                                  2004  6,296,258 14.00 - 14.35  89,472,332          2.06      1.30 - 2.35    23.56 - 24.87
MIST Clarion Global Real Estate   2008  2,732,507  8.97 - 13.76  26,464,829          1.77      0.75 - 2.35 (43.03) - (42.11)
  Sub-Account                     2007  2,938,688 15.74 - 23.87  49,736,129          0.92      1.30 - 2.35 (16.99) - (15.99)
  (Commenced 5/3/2004)            2006  3,924,423 18.97 - 28.41  79,745,324          1.10      1.00 - 2.35    34.40 - 36.22
                                  2005  4,868,446 14.11 - 20.89  73,434,177            --      1.30 - 2.35    10.66 - 11.83
                                  2004  1,552,403 12.75 - 12.87  19,879,342          5.12      1.30 - 2.35    27.52 - 28.68
MIST Turner Mid Cap Growth        2008    997,572   7.62 - 8.01   7,841,101            --      1.30 - 2.35 (49.50) - (48.97)
  Sub-Account                     2007    986,986 15.09 - 15.69  15,254,136            --      1.30 - 2.35    21.25 - 22.54
  (Commenced 5/3/2004)            2006    989,402 12.45 - 12.96  12,526,407            --      0.85 - 2.35      3.61 - 5.18
                                  2005  1,029,884 12.01 - 12.32  12,503,351            --      1.30 - 2.35      8.78 - 9.92
                                  2004  1,457,917 11.04 - 11.16  16,169,474            --      0.85 - 2.35    10.44 - 11.56
MIST Goldman Sachs Mid Cap Value  2008  1,594,709   9.29 - 9.76  15,272,285          0.79      1.30 - 2.35 (37.57) - (36.90)
  Sub-Account                     2007  2,167,077 14.88 - 15.47  33,020,433          0.50      1.30 - 2.35      0.69 - 1.76
  (Commenced 5/3/2004)            2006  2,536,265 14.78 - 15.38  38,139,523            --      0.85 - 2.35    13.01 - 14.71
                                  2005  2,181,767 13.08 - 13.41  28,841,121          0.72      1.30 - 2.35     9.93 - 11.09
                                  2004  1,750,355 11.90 - 12.02  20,909,564          1.57      0.85 - 2.35    18.96 - 20.16

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   UNIT VALUE(1)               INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ----------- ------------- ------------- ------------- ---------------- -------------------
MIST MetLife Defensive Strategy   2008  19,008,531   8.77 - 9.37   171,855,820          1.38      0.75 - 2.35 (22.50) - (21.24)
  Sub-Account                     2007  12,464,828 11.31 - 11.90   144,052,470          1.78      0.75 - 2.35      3.45 - 5.12
                                  2006   8,262,424 10.93 - 11.32    91,508,405          0.01      0.75 - 2.35      6.11 - 7.82
                                  2005   6,322,085 10.30 - 10.43    65,586,282          1.03      1.30 - 2.35      2.06 - 3.13
                                  2004   1,937,189 10.10 - 10.11    19,576,879          8.88      1.30 - 2.35      0.96 - 1.13
MIST MetLife Moderate Strategy    2008  45,961,439   8.48 - 9.06   402,406,668          1.75      0.75 - 2.35 (28.14) - (26.97)
  Sub-Account                     2007  39,851,796 11.79 - 12.41   480,378,237          1.90      0.75 - 2.35      3.73 - 5.41
                                  2006  27,420,828 11.37 - 11.77   315,943,046          0.01      0.75 - 2.35      7.68 - 9.41
                                  2005  21,366,533 10.56 - 10.69   227,166,091          1.28      1.30 - 2.35      3.36 - 4.45
                                  2004  10,636,014 10.22 - 10.23   108,759,780          6.77      1.30 - 2.35      2.16 - 2.33
MIST MetLife Balanced Strategy    2008 138,816,995   7.24 - 8.65 1,162,917,869          4.76      0.75 - 2.35  (33.52) - (1.69)
  Sub-Account                     2007  99,569,767 12.17 - 12.80 1,240,119,183          1.62      0.75 - 2.35      2.43 - 4.09
                                  2006  74,894,089 11.88 - 12.30   902,216,343          0.01      0.75 - 2.35     9.38 - 11.14
                                  2005  59,266,853 10.86 - 10.99   648,361,282          1.20      1.30 - 2.35      4.64 - 5.74
                                  2004  31,037,036 10.38 - 10.40   322,474,174          5.05      1.30 - 2.35      3.80 - 3.97
MIST MetLfie Growth Strategy      2008 136,236,724   6.79 - 8.31 1,094,834,987          3.47      0.75 - 2.35  (39.32) - (2.40)
  Sub-Account                     2007 105,495,650 12.81 - 13.47 1,381,939,858          1.13      0.75 - 2.35      2.26 - 3.92
                                  2006  77,651,335 12.53 - 12.97   986,336,802          0.01      0.75 - 2.35    10.96 - 12.75
                                  2005  58,883,485 11.29 - 11.43   669,542,343          1.12      1.30 - 2.35      6.60 - 7.72
                                  2004  31,746,255 10.59 - 10.61   336,536,558          3.18      1.30 - 2.35      5.90 - 6.08
MIST MetLife Aggressive Strategy  2008  18,635,658   6.51 - 7.93   142,626,120          3.22      0.75 - 2.35  (42.19) - (2.98)
  Sub-Account                     2007   9,584,925 12.84 - 13.51   125,554,567          1.31      0.75 - 2.35      0.48 - 2.11
                                  2006  11,904,491 12.78 - 13.23   154,159,455          0.01      0.75 - 2.35    11.02 - 12.80
                                  2005  12,099,254 11.51 - 11.65   140,266,322          0.87      1.30 - 2.35      7.82 - 8.96
                                  2004   7,251,678 10.68 - 10.69    77,491,222          1.17      1.30 - 2.35      6.75 - 6.93
MIST Van Kampen Comstock          2008   7,288,573   7.03 - 7.46    53,619,737          1.74      0.75 - 2.35 (37.41) - (36.39)
  Sub-Account                     2007   7,096,082 11.24 - 11.73    82,325,135          1.33      0.75 - 2.35   (4.77) - (3.22)
  (Commenced 5/1/2005)            2006   6,796,669 11.80 - 12.12    81,752,237            --      0.75 - 2.35    13.36 - 15.19
                                  2005   3,599,394 10.41 - 10.52    37,740,754          2.41      0.75 - 2.20      4.22 - 5.22
MIST SSgA Growth ETF              2008   2,456,059   7.73 - 7.88    19,272,722          1.49      1.30 - 1.90   (34.23) - 0.02
  Sub-Account                     2007   2,966,761 11.76 - 11.92    35,243,332            --      1.30 - 1.90      3.62 - 4.25
  (Commenced 9/30/2005)           2006   2,443,105 11.34 - 11.43    27,884,955          1.53      1.30 - 1.90    11.71 - 12.38
                                  2005     820,546 10.16 - 10.17     8,343,251          3.11      1.30 - 1.65      1.62 - 1.71
MIST SSgA Growth and Income ETF   2008   5,604,435   8.39 - 8.60    48,007,795          1.81      1.30 - 2.05   (26.47) - 1.20
  Sub-Account                     2007   4,939,205 11.47 - 11.63    57,258,882            --      1.30 - 1.90      3.40 - 4.03
  (Commenced 9/30/2005)           2006   2,292,596 11.09 - 11.17    25,580,451          2.21      1.30 - 1.90     9.63 - 10.29
                                  2005     405,183 10.12 - 10.13     4,104,208          2.73      1.30 - 1.90      1.17 - 1.33
MIST Legg Mason Value Equity      2008   3,105,724   4.50 - 4.72    14,355,567          0.02      0.85 - 2.35 (55.68) - (55.00)
  Sub-Account                     2007   2,772,017 10.15 - 10.49    28,657,072            --      0.85 - 2.35   (8.10) - (6.71)
  (Commenced 11/7/2005)           2006   3,604,696 11.05 - 11.25    40,209,812            --      0.75 - 2.35      4.11 - 5.79
                                  2005      31,606 10.61 - 10.63       335,617            --      1.55 - 1.90   (1.35) - (1.34)
MIST Met/AIM Capital Appreciation 2008   5,002,904   0.92 - 9.92     7,732,317          2.00      0.85 - 1.80 (43.74) - (43.13)
  Sub-Account                     2007   6,414,526  1.63 - 17.43    17,443,288             -      1.30 - 1.80     9.91 - 55.14
                                  2006   1,713,687  6.90 - 23.85    20,579,265          0.05      1.30 - 1.90      4.07 - 5.51
                                  2005   2,204,039  6.54 - 22.78    25,322,763          0.06      0.85 - 1.80      6.90 - 7.92
                                  2004   2,771,084  6.06 - 21.25    29,706,684            --      0.85 - 1.90      4.33 - 5.72

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                  UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                      LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ---------- ------------- ---------- ------------- ---------------- -------------------
MIST Pioneer Fund                 2008     98,559 12.72 - 14.88  1,433,243          0.75      0.75 - 1.80 (34.04) - (33.34)
  Sub-Account                     2007     32,107 19.29 - 22.32    693,986          0.77      0.75 - 1.80      3.12 - 4.22
  (Commenced 5/1/2006)            2006     18,039 18.46 - 21.42    374,110            --      0.75 - 1.90    13.75 - 15.06
MIST Pioneer Strategic Income     2008    135,715 16.54 - 19.16  2,518,534          6.21      0.75 - 1.90 (12.43) - (11.41)
  Sub-Account                     2007     72,551 19.14 - 21.63  1,515,237          0.61      0.75 - 1.80      4.73 - 5.85
  (Commenced 5/1/2006)            2006     18,435 18.05 - 20.43    363,745         12.02      0.75 - 1.90      4.31 - 5.51
MIST MFS Emerging Markets         2008  3,671,360  6.03 - 10.96 23,849,274          0.70      0.75 - 2.35 (56.57) - (53.96)
  Equity Sub-Account              2007    482,984 13.89 - 14.14  6,784,979          0.08      1.30 - 2.35    33.43 - 34.85
  (Commenced 5/1/2006)            2006  1,163,479 10.41 - 10.49 12,147,300          2.49      1.30 - 2.35      4.12 - 4.86
MIST Loomis Sayles Global         2008    776,364   7.61 - 7.83  6,018,276          4.79      1.30 - 2.35 (40.68) - (40.05)
  Markets Sub-Account             2007  1,085,823 12.83 - 13.06 14,022,527            --      1.30 - 2.35    24.87 - 26.19
  (Commenced 5/1/2006)            2006     35,233 10.27 - 10.35    363,073          1.42      1.30 - 2.35      2.74 - 3.46
MIST Rainier Large Cap Equity     2008    775,474   5.67 - 5.74  4,429,314            --      1.30 - 2.35 (43.16) - (42.56)
  Sub-Account                     2007    115,191   9.97 - 9.98  1,149,630          0.07      1.40 - 2.05   (0.27) - (0.16)
  (Commenced 11/12/2007)
MIST American Funds Growth
  Sub-Account
  (Commenced 4/28/2008)           2008  1,456,008   5.73 - 5.76  8,375,656          6.93      1.30 - 2.15 (42.70) - (42.36)
MIST American Funds Balanced
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008 11,833,017   6.97 - 7.02 82,849,380          6.79      1.30 - 2.20 (30.26) - (29.83)
MIST American Funds Bond
  Sub-Account
  (Commenced 4/28/2008)           2008    569,876   8.91 - 8.96  5,095,172          9.62      1.30 - 2.05 (10.87) - (10.41)
MIST American Funds Growth
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008 14,248,484   6.32 - 6.36 90,489,940          7.03      1.30 - 2.20 (36.75) - (36.36)
MIST American Funds International
  Sub-Account
  (Commenced 4/28/2008)           2008    917,165   6.02 - 6.06  5,546,421         11.57      1.30 - 2.15 (39.76) - (39.41)
MIST American Funds Moderate
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008  6,568,083   7.64 - 7.69 50,406,735          7.56      1.30 - 2.20 (23.56) - (23.09)
MIST BlackRock High Yield
  Sub-Account
  (Commenced 4/28/2008)           2008     58,901 11.75 - 12.73    717,110            --      1.30 - 1.95 (25.29) - (24.95)
MIST Dreman Small Cap Value
  Sub-Account
  (Commenced 4/28/2008)           2008     79,596  9.75 - 10.08    798,756            --      0.75 - 1.65 (25.66) - (25.19)
MIST Met/Templeton Growth
  Sub-Account
  (Commenced 4/28/2008)           2008    355,286   6.56 - 6.60  2,341,967          1.00      0.75 - 1.65 (34.42) - (34.01)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ------------- ----------- ------------- ---------------- -------------------
MIST Met/Franklin Mutual Shares
  Sub-Account
  (Commenced 4/28/2008)         2008  1,849,994   6.57 - 6.63  12,243,232          6.20      0.75 - 2.05 (34.29) - (33.70)
MIST Met/Franklin Templeton
  Founding Strategy
  Sub-Account
  (Commenced 4/28/2008)         2008  7,114,691   6.99 - 7.07  50,103,254          3.70      0.75 - 2.20 (30.05) - (29.35)
Russell Multi-Style Equity      2008  1,151,383          8.39   9,661,248          1.44             1.40           (41.40)
  Sub-Account                   2007  1,311,535         14.32  18,778,587          1.02             1.40             8.82
                                2006  1,829,723         13.16  24,075,386          0.98             1.40            11.18
                                2005  2,495,854         11.83  29,537,014          1.12             1.40             5.78
                                2004  3,502,648         11.19  39,185,661          0.76             1.40             8.28
Russell Aggressive Equity       2008    237,745          8.68   2,064,201          0.83             1.40           (43.72)
  Sub-Account                   2007    267,701         15.43   4,129,569          0.36             1.40             1.97
                                2006    349,188         15.13   5,282,370          0.17             1.40             13.2
                                2005    502,797         13.36   6,719,215          0.17             1.40             4.89
                                2004    691,249         12.74   8,807,286          3.49             1.40            13.13
Russell Non-U.S. Sub-Account    2008    443,091         10.70   4,740,821            --             1.40           (43.22)
                                2007    494,438         18.84   9,316,786          2.39             1.40             8.58
                                2006    656,427         17.35  11,391,245          2.18             1.40            21.93
                                2005    901,452         14.23  12,830,073          1.58             1.40            12.11
                                2004  1,261,708          12.7  16,017,662          1.87             1.40            16.65
Russell Core Bond Sub-Account   2008    806,556         14.30  11,537,759          3.94             1.40            (4.91)
                                2007    962,148         15.04  14,474,327          5.14             1.40             5.74
                                2006  1,079,274         14.23  15,354,316          4.38             1.40             2.28
                                2005  1,392,616         13.91  19,370,351          3.51             1.40            (0.06)
                                2004  1,719,866         13.83  23,779,833          4.13             1.40             3.21
Russell Real Estate Securities  2008     65,815         17.83   1,173,473          1.91             1.40           (37.57)
  Sub-Account                   2007     73,964         28.56   2,112,446          2.21             1.40           (17.03)
                                2006     93,434         34.42   3,216,373          1.87             1.40            33.96
                                2005    125,482          25.7   3,224,635          2.04             1.40            11.39
                                2004    167,353         23.07   3,860,845          8.13             1.40            33.01
AIM V.I. International Growth   2008    479,028  7.86 - 17.70   6,038,604          0.45      0.85 - 1.90 (41.65) - (40.87)
  Sub-Account                   2007    647,307 13.29 - 30.15  13,839,627          0.39      0.85 - 1.90    12.25 - 13.71
                                2006    855,393 11.69 - 26.70  16,393,934          1.06      0.85 - 1.90    25.48 - 27.15
                                2005    894,527  9.19 - 21.15  13,361,653          0.76      0.85 - 1.90    15.49 - 16.93
                                2004    511,893  7.86 - 18.21   6,219,932          0.63      0.85 - 1.90    21.37 - 22.95
DWS Government & Agency         2008     56,735 14.65 - 15.11     853,951          4.64      1.40 - 1.80      3.06 - 3.47
  Securities Sub-Account        2007     72,036 14.22 - 14.61   1,048,765          5.24      1.40 - 1.80      4.05 - 4.47
                                2006     94,778 13.67 - 13.98   1,321,448          4.15      1.40 - 1.80      2.31 - 2.72
                                2005    128,534 13.36 - 13.61   1,745,552          4.17      1.40 - 1.80      0.75 - 1.15
                                2004    166,555 13.26 - 13.46   2,237,156          3.82      1.40 - 1.80      1.90 - 2.31
MSF Davis Venture Value         2008 16,097,344  8.43 - 25.63 158,677,410          1.20      0.75 - 2.35 (40.87) - (39.91)
  Sub-Account                   2007 17,773,074 14.23 - 42.65 286,644,026          0.67      0.75 - 2.35      1.99 - 3.65
                                2006 21,712,702 13.94 - 41.15 334,265,042          0.71      0.75 - 2.35    11.76 - 13.55
                                2005 23,065,635 12.46 - 36.24 307,539,950          0.52      0.75 - 2.35      7.59 - 9.32
                                2004 22,830,671 11.57 - 33.15 274,155,409          0.46      0.75 - 2.35     9.53 - 11.30

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                    UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                        LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                              UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         ---------- ------------- ----------- ------------- ---------------- -------------------
MSF Harris Oakmark Focused Value    2008  3,549,570   8.27 - 8.85  30,546,045          0.04      1.30 - 2.35 (47.39) - (46.83)
  Sub-Account                       2007  4,151,214 15.69 - 16.65  67,473,501          0.34      1.30 - 2.35   (9.25) - (8.28)
                                    2006  4,979,605 17.28 - 18.16  88,607,294          0.09      1.30 - 2.35     9.58 - 10.73
                                    2005  5,521,791 15.75 - 16.40  89,084,192            --      1.30 - 2.35      7.17 - 8.29
                                    2004  6,638,629 14.68 - 15.14  99,304,225          1.21      1.30 - 2.35      7.10 - 8.23
MSF Jennison Growth                 2008  5,099,630   3.41 - 9.62  39,057,689          2.21      0.75 - 2.35 (38.03) - (37.02)
  Sub-Account                       2007  5,787,011  5.45 - 15.28  70,723,890          0.19      0.75 - 2.35     8.79 - 10.55
                                    2006  7,501,567  4.96 - 13.84  84,084,948            --      0.75 - 2.35      0.15 - 1.76
                                    2005  7,810,159  4.90 - 13.61  86,296,723            --      0.75 - 2.35    10.91 - 11.52
                                    2004  7,626,777 10.24 - 10.50  79,365,969          0.01      0.75 - 2.35      6.40 - 7.53
MSF MFS Total Return                2008  3,111,443  9.85 - 40.51  63,254,070          3.38      0.75 - 1.90 (23.81) - (22.93)
  Sub-Account                       2007  3,404,791 12.91 - 52.56  86,770,491          1.94      0.75 - 1.90      2.15 - 3.34
                                    2006  3,537,012 12.63 - 50.86  83,918,502          3.25      0.75 - 1.90     9.83 - 11.10
                                    2005  3,290,732 11.49 - 45.78  65,221,333          1.44      0.75 - 1.90      0.92 - 2.08
                                    2004  2,647,889 11.37 - 44.85  40,836,250          3.02      0.75 - 1.90     8.90 - 10.16
MSF Capital Guardian U.S. Equity    2008 10,282,302   7.17 - 7.82  77,348,501          1.03      0.75 - 1.90 (41.53) - (40.74)
  Sub-Account                       2007 12,051,365 12.26 - 13.19 153,904,080          0.37      0.75 - 1.90   (2.21) - (0.93)
                                    2006 13,997,926  9.67 - 13.31 181,068,259          2.36      0.75 - 1.90     3.39 - 11.13
                                    2005 21,252,919  8.69 - 12.19 219,601,065          0.09      0.75 - 1.90      3.52 - 5.59
                                    2004 14,805,068  8.29 - 11.62 242,802,695          0.21      0.75 - 1.90     6.95 - 10.34
MSF Julius Baer International Stock 2008    412,169  7.07 - 12.02   4,667,298          2.81      0.85 - 1.90 (45.29) - (44.71)
  Sub-Account                       2007    432,898 12.83 - 21.73   8,920,544          0.83      0.85 - 1.80      8.10 - 9.13
                                    2006    632,428 11.79 - 19.91  12,031,860          1.25      0.75 - 1.90    14.05 - 15.36
                                    2005    837,397 10.26 - 17.28  13,941,243          0.44      0.85 - 1.90    15.38 - 16.59
                                    2004    930,015  8.82 - 14.82  13,351,662          1.33      0.75 - 1.90    15.75 - 17.09
MSF BlackRock Money Market          2008 20,523,657 10.19 - 11.42 220,017,626          2.49      0.75 - 2.35      0.21 - 1.98
  Sub-Account                       2007 10,356,826 10.16 - 11.22 109,887,921          4.74      0.75 - 2.35      2.37 - 4.18
                                    2006  8,885,438  9.91 - 10.78  91,235,712          4.58      0.75 - 2.35      2.13 - 3.77
                                    2005  5,790,856  9.70 - 10.39  57,767,677          3.20      0.75 - 2.35      0.42 - 1.49
                                    2004  2,068,250  9.91 - 10.01  20,502,724          1.06      0.85 - 1.40    (0.42) - 0.13
MSF MetLife Stock Index             2008  2,680,318   6.40 - 8.56  22,342,634          1.68      1.30 - 2.25 (38.66) - (37.95)
  Sub-Account                       2007  2,846,982 10.31 - 13.82  38,415,249          0.87      1.30 - 2.25      2.63 - 3.80
                                    2006  3,050,585  9.93 - 13.34  39,811,549          1.74      1.30 - 2.35    12.52 - 13.70
                                    2005  3,159,767  8.72 - 11.73  36,333,127          1.33      1.30 - 2.25      2.06 - 3.03
                                    2004  3,058,217 11.06 - 11.39  34,452,591          0.77      1.30 - 2.25      7.71 - 8.85
MSF BlackRock Bond Income           2008    673,186 40.59 - 54.34  33,139,135          4.78      0.75 - 1.90   (5.48) - (4.39)
  Sub-Account                       2007    580,953 42.95 - 56.83  29,400,150          2.87      0.75 - 1.90      4.02 - 5.23
  (Commenced 5/3/2004)              2006    772,347 41.29 - 54.01  36,289,487          5.17      0.75 - 1.90      2.18 - 3.36
                                    2005    700,921 40.41 - 52.26  31,894,139          3.33      0.75 - 1.90      0.24 - 1.39
                                    2004    253,118 40.31 - 47.26  11,838,393            --      0.30 - 1.90      2.21 - 2.82
MSF BlackRock Strategic Value       2008    126,371 11.76 - 12.38   1,538,722          0.22      1.30 - 1.90 (39.72) - (39.35)
  Sub-Account                       2007    118,620 19.51 - 20.41   2,389,410          0.06      1.30 - 1.90   (5.51) - (4.94)
  (Commenced 5/3/2004)              2006    141,367 20.65 - 22.25   3,001,029          0.08      0.75 - 1.90    14.26 - 15.57
                                    2005    222,081 18.07 - 19.25   4,106,357            --      1.30 - 1.90      1.96 - 2.57
                                    2004    276,925 17.72 - 18.66   5,002,257            --      0.75 - 1.90    12.89 - 14.20

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                  UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                      LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                        --------- ------------- ----------- ------------- ---------------- -------------------
MSF Franklin Templeton             2008 1,386,206   6.22 - 6.80   9,057,920            --      0.75 - 1.90 (42.42) - (41.75)
  Small Cap Growth                 2007 1,193,998 10.81 - 11.67  13,363,331            --      0.75 - 1.90      2.34 - 3.53
  Sub-Account                      2006 1,914,092 10.56 - 11.01  20,720,142            --      1.30 - 1.90      7.66 - 8.31
  (Commenced 5/3/2004)             2005 1,835,415  9.81 - 10.15  18,385,352            --      1.30 - 1.90      2.43 - 3.05
                                   2004   173,767   9.58 - 9.83   1,692,231            --      1.30 - 1.90      9.05 - 9.71
MSF Western Asset Management       2008   240,103 16.47 - 18.27   4,232,913          4.13      1.30 - 1.90 (16.82) - (16.20)
  Strategic Bond Opportunities     2007   279,280 19.80 - 21.80   5,877,310          2.46      1.30 - 1.90      1.74 - 2.58
  Sub-Account                      2006   298,802 19.46 - 22.38   6,154,850          4.79      0.75 - 1.90      2.86 - 4.04
  (Commenced 5/3/2004)             2005   329,226 18.92 - 21.51   6,568,086          3.05      1.30 - 1.90      0.64 - 1.24
                                   2004   335,209 18.80 - 21.13   6,620,128            --      0.75 - 1.90      4.29 - 5.50
MSF Western Asset Management       2008   419,048 14.63 - 16.51   6,537,200          2.78      1.30 - 2.15   (2.65) - (1.82)
  U.S. Government                  2007   123,153 15.03 - 16.81   1,940,597          2.18      1.30 - 2.15      1.81 - 2.68
  Sub-Account                      2006    69,720 14.41 - 17.30   1,068,532          0.98      0.85 - 2.35      1.51 - 3.04
  (Commenced 5/3/2004)             2005     4,435 14.20 - 16.79      68,021            --      1.55 - 2.15   (0.60) - (0.20)
MSF T. Rowe Price Small Cap Growth 2008   647,701  9.41 - 10.91   6,522,937            --      0.85 - 1.90 (37.52) - (36.73)
  Sub-Account                      2007   724,186 15.07 - 17.25  11,605,383            --      0.85 - 1.90      7.46 - 8.93
  (Commenced 5/3/2004)             2006   887,179  9.67 - 15.83  12,441,182            --      0.75 - 1.90      1.68 - 2.86
                                   2005 1,020,337  9.35 - 15.37  13,929,124            --      0.85 - 1.90     8.64 - 10.07
                                   2004 1,124,853  8.89 - 13.96  27,932,877            --      0.75 - 1.90     8.89 - 10.15
MSF T. Rowe Price Large Cap Growth 2008 4,304,914   8.27 - 9.39  37,442,377          0.35      0.85 - 1.90 (43.10) - (42.38)
  Sub-Account                      2007 4,816,195 14.53 - 16.29  73,226,346          0.24      0.85 - 1.90      7.13 - 8.45
                                   2006 8,132,948 13.56 - 15.02 114,703,767          0.20      0.75 - 1.90    10.76 - 12.04
                                   2005 4,655,618 12.24 - 13.38  59,163,838          0.42      0.85 - 1.90      4.33 - 5.69
                                   2004 3,763,068 11.73 - 12.66  45,683,381            --      0.75 - 1.90      7.64 - 8.89
MSF Oppenheimer Global Equity      2008   898,364 11.17 - 12.80  11,109,677          1.87      0.75 - 1.90 (41.68) - (41.00)
  Sub-Account                      2007   928,692 19.16 - 21.70  19,496,970          0.87      0.75 - 1.90      4.25 - 5.46
  (Commenced 5/3/2004)             2006   857,647 18.38 - 20.58  17,132,657          2.02      0.75 - 1.90    14.17 - 15.48
                                   2005   305,962 16.10 - 17.82   5,298,650            --      0.75 - 1.90    16.73 - 17.62
MSF MFS Value
  Sub-Account
  (Commenced 4/28/2008)            2008   178,201 10.69 - 11.93   2,098,323            --      0.75 - 1.80 (30.51) - (30.01)
MSF - Met/Dimensional
  International Small Company
  Sub-Account
  (Commenced 11/10/2008)           2008     3,592 10.13 - 10.14      36,397            --      1.30 - 1.80      0.43 - 0.50
Putnam VT Growth and Income        2008   849,462  7.95 - 36.89   7,864,017          2.47      0.75 - 1.90 (39.86) - (39.16)
  Sub-Account                      2007 1,019,458 13.20 - 60.63  15,743,571          1.55      0.75 - 1.90   (7.82) - (6.74)
                                   2006 1,289,872 14.30 - 65.01  20,878,412          1.78      0.75 - 1.90    13.74 - 15.05
                                   2005 1,598,305 12.56 - 56.51  22,007,752          1.76      0.75 - 1.90      3.25 - 4.44
                                   2004 1,842,883 12.16 - 54.11  23,304,488          1.82      0.75 - 1.90     9.02 - 10.28
Putnam VT Vista                    2008   229,563   7.11 - 8.97   1,714,427            --      1.30 - 1.90 (46.57) - (46.17)
  Sub-Account                      2007   264,111 13.29 - 16.69   3,664,269            --      1.30 - 1.90      1.84 - 2.62
                                   2006   374,568 13.04 - 16.29   5,064,251            --      1.30 - 1.90      3.47 - 4.09
                                   2005   475,451 12.59 - 15.65   6,165,382            --      1.30 - 1.90    10.04 - 10.70
                                   2004   566,204 11.43 - 14.13   6,616,254            --      1.30 - 1.90    16.37 - 17.07

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         --------- ------------- ---------- ------------- ---------------- -------------------
Putnam VT Equity Income             2008 2,278,609 10.86 - 11.59 26,038,979          1.97      0.75 - 1.90 (32.44) - (31.66)
  Sub-Account                       2007 2,648,811 16.07 - 16.96 44,391,661          1.30      0.75 - 1.90      1.24 - 2.41
                                    2006 2,427,699 15.87 - 16.56 39,810,732          1.07      0.75 - 1.90    16.61 - 17.96
                                    2005 1,760,798 13.61 - 14.04 24,525,877          0.80      0.75 - 1.90      3.53 - 4.72
                                    2004   869,958 13.15 - 13.40 11,601,025          0.08      0.75 - 1.90     9.71 - 10.98
FTVIPT Templeton Growth Securities  2008   959,219  9.57 - 11.97 10,773,542          1.84      0.75 - 1.90 (43.41) - (42.63)
  Sub-Account                       2007   963,068 16.68 - 20.94 18,987,897          1.32      0.75 - 1.90      0.41 - 1.68
                                    2006   560,530 16.40 - 20.46 10,958,015          1.12      0.75 - 1.90    19.52 - 20.90
                                    2005   263,350 13.54 - 17.08  4,406,685          1.18      0.85 - 1.80      6.93 - 8.14
                                    2004   326,660 12.52 - 15.83  5,089,682          1.24      0.85 - 1.80    13.95 - 15.26
FTVIPT Templeton Foreign Securities 2008 2,425,108  9.21 - 23.04 25,904,560          2.43      0.85 - 1.90 (41.51) - (40.74)
  Sub-Account                       2007 2,895,980 15.73 - 39.15 52,175,234          1.92      0.85 - 1.90    13.27 - 14.80
                                    2006 4,229,198 13.80 - 37.24 67,803,255          1.29      0.75 - 1.90    19.17 - 20.54
                                    2005 5,193,955 11.44 - 30.90 67,994,861          1.17      0.85 - 1.90      8.10 - 9.54
                                    2004 4,880,998 10.44 - 28.26 55,594,415          1.06      0.75 - 1.90    16.29 - 17.64
Fidelity VIP Growth Opportunties    2008    20,661          5.23    108,037          0.47             1.40           (55.65)
  Sub-Account                       2007    16,783         11.79    197,857            --             1.40            21.46
                                    2006    23,148          9.71    224,683          0.91             1.40             3.99
                                    2005    37,228          9.33    347,477          0.99             1.40             7.38
                                    2004    52,541          8.69    456,684          0.58             1.40            (5.70)
Fidelity VIP Equity-Income          2008   386,695  8.61 - 37.13  3,778,216          2.08      1.30 - 1.90 (43.89) - (43.46)
  Sub-Account                       2007   506,284 15.32 - 65.79  8,847,588          1.62      1.30 - 1.90    (0.64) - 0.11
                                    2006   549,152 15.41 - 65.81  9,156,792          3.01      1.30 - 1.90    17.68 - 18.38
                                    2005   639,119 13.08 - 55.59  8,889,375          1.50      1.30 - 1.90      3.59 - 4.21
                                    2004   703,824 12.61 - 53.35  9,118,491          1.71      1.30 - 1.90      9.13 - 9.79
PIMCO VIT High Yield                2008   497,639 10.37 - 11.06  5,373,192          7.80      1.30 - 1.90 (24.95) - (24.50)
  Sub-Account                       2007   589,348 13.82 - 14.64  8,446,130          6.83      1.30 - 1.90      1.55 - 2.16
                                    2006 1,027,968 13.61 - 14.33 14,434,061          6.97      1.30 - 1.90      7.06 - 7.70
                                    2005   910,444 12.71 - 13.31 11,879,844          6.41      1.30 - 1.90      2.17 - 2.78
                                    2004   332,838 12.44 - 12.95  4,215,670          7.15      1.30 - 1.90      7.50 - 8.14
PIMCO VIT Low Duration              2008   735,311 12.30 - 13.05  9,399,511          4.09      1.30 - 1.90   (2.30) - (1.71)
  Sub-Account                       2007   689,390 12.59 - 13.28  8,992,891          4.73      1.30 - 1.90      5.34 - 5.98
                                    2006   786,353 11.95 - 12.53  9,702,832          4.18      1.30 - 1.90      2.03 - 2.64
                                    2005   863,341 11.71 - 12.21 10,399,997          2.75      1.30 - 1.90   (0.88) - (0.29)
                                    2004   966,209 11.82 - 12.24 11,692,980          1.58      1.30 - 1.90   (0.09) - (0.52)
PIMCO VIT StocksPLUS Growth         2008   149,547   5.99 - 9.10    938,582          6.88      1.30 - 1.90 (43.71) - (43.37)
  and Income Sub-Account            2007   135,574 10.63 - 16.07  1,512,979          7.64      1.30 - 1.90      4.84 - 5.47
                                    2006   138,195 10.13 - 15.24  1,454,878          4.90      1.30 - 1.90    12.74 - 13.42
                                    2005   154,607  8.97 - 13.44  1,430,485          2.26      1.30 - 1.90      1.55 - 2.16
                                    2004   176,526  8.83 - 13.15  1,585,771          1.76      1.30 - 1.90      8.72 - 9.38
PIMCO VIT Total Return              2008   935,102 14.72 - 15.18 14,101,656          4.48      1.40 - 1.80      2.92 - 3.33
  Sub-Account                       2007 1,271,571 14.30 - 14.69 18,565,738          4.74      1.40 - 1.80      6.81 - 7.24
                                    2006 1,708,329 13.39 - 13.70 23,287,170          4.40      1.40 - 1.80      2.00 - 2.41
                                    2005 2,134,374 13.13 - 13.38 28,433,489          3.37      1.40 - 1.80      0.63 - 1.03
                                    2004 2,624,882 13.04 - 13.24 34,640,594          3.44      1.40 - 1.80      2.97 - 3.39

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                             UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                      UNITS    HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                  --------- -------------- ---------- ------------- ---------------- -------------------
American Funds Global Growth 2008 1,188,717  16.81 - 19.22 22,461,352          3.08      0.75 - 1.90 (39.55) - (38.85)
  Sub-Account                2007   344,425  27.80 - 31.43 10,517,598          3.93      0.75 - 1.90    12.68 - 13.99
  (Commenced 5/1/2006)       2006    12,186  24.68 - 27.58    325,343            --      0.75 - 1.90    18.17 - 19.53
American Funds Global Small
  Capitalization Sub-Account
  (Commenced 4/28/2008)      2008   183,249  15.77 - 17.36  3,144,085            --      0.75 - 1.65 (49.16) - (48.84)
American Funds Growth
  Sub-Account
  (Commenced 4/28/2008)      2008   126,866 89.43 - 114.72 14,183,764          2.31      0.75 - 1.75 (42.37) - (41.97)

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests.

(3) These amounts represent the annualized contract expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

7. SUBSEQUENT EVENT


The Company anticipates merging Metlife Investors Variable Annuity Account Five, which is another separate account of the Company, with and into the Separate Account on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

ANNUAL REPORT

DECEMBER 31, 2008

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE OF METLIFE INVESTORS INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife Investors Variable Annuity Account Five and the Board of Directors of MetLife Investors Insurance Company:

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Annuity Account Five (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, the related statements of operations for each of the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, the results of their operations for each of the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgAGrowth and Income ETF Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Growth Sub-Account
MIST American Funds Balanced Allocation
Sub-Account
MIST American Funds Bond Sub-Account
MIST American Funds Growth Allocation
Sub-Account
MIST American Funds International Sub-Account
MIST American Funds Moderate Allocation
Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account
MIST Met/Franklin Templeton Founding Strategy
Sub-Account

Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF Julius Baer International Stock Sub-Account
MSF MetLife Stock Index Sub-Account
MSF BlackRock Money Market Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF BlackRock Strategic Value Sub-Account
MSF Franklin Templeton Small Cap Growth
Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Oppenheimer Global Equity Sub-Account
MSF MFS Value Sub-Account
Putnam VT Growth and Income Sub-Account
Putnam VT Vista Sub-Account
Putnam VT Equity Income Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account
Fidelity VIP Growth Opportunties Sub-Account
Fidelity VIP Equity-Income Sub-Account
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
PIMCO VIT StocksPLUS Growth and Income
Sub-Account
PIMCO VIT Total Return Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization
Sub-Account
American Funds Growth Sub-Account

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                                MIST LORD ABBETT
                                               GROWTH AND INCOME
                                                     SUB-ACCOUNT
                                               -----------------
ASSETS:
  Investments at fair value                         $ 45,908,055
  Due from MetLife Investors Insurance Company                --
                                               -----------------
       Total Assets                                   45,908,055
                                               -----------------
LIABILITIES:
  Due to MetLife Investors Insurance Company               1,585
                                               -----------------
       Total Liabilities                                   1,585
                                               -----------------
NET ASSETS                                          $ 45,906,470
                                               =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units                $ 45,475,176
  Net assets from contracts in payout                    431,294
                                               -----------------
       Total Net Assets                             $ 45,906,470
                                               =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                      MIST LORD ABBETT MIST VAN KAMPEN MIST LORD ABBETT     MIST OPPENHEIMER
                                        BOND DEBENTURE  MID CAP GROWTH    MID CAP VALUE CAPITAL APPRECIATION
                                           SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT
                                      ---------------- --------------- ---------------- --------------------
ASSETS:
  Investments at fair value               $ 17,861,109     $ 2,259,861     $ 11,540,129          $ 6,035,490
  Due from MetLife Investors
     Insurance Company                              --              --               --                   --
                                      ---------------- --------------- ---------------- --------------------
       Total Assets                         17,861,109       2,259,861       11,540,129            6,035,490
                                      ---------------- --------------- ---------------- --------------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                           1,957           1,281            1,586                1,630
                                      ---------------- --------------- ---------------- --------------------
       Total Liabilities                         1,957           1,281            1,586                1,630
                                      ---------------- --------------- ---------------- --------------------
NET ASSETS                                $ 17,859,152     $ 2,258,580     $ 11,538,543          $ 6,033,860
                                      ================ =============== ================ ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 17,815,848     $ 2,213,766     $ 11,484,374          $ 6,027,666
  Net assets from contracts in payout           43,304          44,814           54,169                6,194
                                      ---------------- --------------- ---------------- --------------------
       Total Net Assets                   $ 17,859,152     $ 2,258,580     $ 11,538,543          $ 6,033,860
                                      ================ =============== ================ ====================


The accompanying notes are an integral part of these financial statements.

           MIST                MIST
PIMCO INFLATION LEGG MASON PARTNERS   MIST PIMCO           MIST MIST T. ROWE PRICE MIST MFS RESEARCH
 PROTECTED BOND   AGGRESSIVE GROWTH TOTAL RETURN RCM TECHNOLOGY     MID CAP GROWTH     INTERNATIONAL
    SUB-ACCOUNT         SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
--------------- ------------------- ------------ -------------- ------------------ -----------------
    $ 4,932,464         $ 4,581,004 $ 23,904,473      $ 479,269        $ 5,619,396       $ 9,627,282
              5                  --           --             --                 --                --
--------------- ------------------- ------------ -------------- ------------------ -----------------
      4,932,469           4,581,004   23,904,473        479,269          5,619,396         9,627,282
--------------- ------------------- ------------ -------------- ------------------ -----------------
          1,113                 984        1,398          1,093              1,430             1,849
--------------- ------------------- ------------ -------------- ------------------ -----------------
          1,113                 984        1,398          1,093              1,430             1,849
--------------- ------------------- ------------ -------------- ------------------ -----------------
    $ 4,931,356         $ 4,580,020 $ 23,903,075      $ 478,176        $ 5,617,966       $ 9,625,433
=============== =================== ============ ============== ================== =================
    $ 4,931,356         $ 4,578,308 $ 23,807,652      $ 478,176        $ 5,612,181       $ 9,497,546
             --               1,712       95,423             --              5,785           127,887
--------------- ------------------- ------------ -------------- ------------------ -----------------
    $ 4,931,356         $ 4,580,020 $ 23,903,075      $ 478,176        $ 5,617,966       $ 9,625,433
=============== =================== ============ ============== ================== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                MIST
                                          MIST MET/AIM           MIST HARRIS OAKMARK MIST THIRD AVENUE
                                      SMALL CAP GROWTH LAZARD MID CAP  INTERNATIONAL   SMALL CAP VALUE
                                           SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
                                      ---------------- -------------- -------------- -----------------
ASSETS:
  Investments at fair value                $ 3,456,709    $ 3,163,346    $ 5,445,332       $ 4,326,551
  Due from MetLife Investors
     Insurance Company                              --             --             --                --
                                      ---------------- -------------- -------------- -----------------
       Total Assets                          3,456,709      3,163,346      5,445,332         4,326,551
                                      ---------------- -------------- -------------- -----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                           1,116          1,733            916             1,460
                                      ---------------- -------------- -------------- -----------------
       Total Liabilities                         1,116          1,733            916             1,460
                                      ---------------- -------------- -------------- -----------------
NET ASSETS                                 $ 3,455,593    $ 3,161,613    $ 5,444,416       $ 4,325,091
                                      ================ ============== ============== =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units       $ 3,450,448    $ 3,092,467    $ 5,444,416       $ 4,320,328
  Net assets from contracts in payout            5,145         69,146             --             4,763
                                      ---------------- -------------- -------------- -----------------
       Total Net Assets                    $ 3,455,593    $ 3,161,613    $ 5,444,416       $ 4,325,091
                                      ================ ============== ============== =================

The accompanying notes are an integral part of these financial statements.

      MIST CLARION    MIST TURNER MIST GOLDMAN SACHS       MIST METLIFE      MIST METLIFE      MIST METLIFE
GLOBAL REAL ESTATE MID CAP GROWTH      MID CAP VALUE DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY
       SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
------------------ -------------- ------------------ ------------------ ----------------- -----------------
       $ 2,709,649      $ 512,860        $ 1,396,717       $ 13,646,330      $ 25,056,694      $ 72,846,886
                --             --                 --                 --                --                --
------------------ -------------- ------------------ ------------------ ----------------- -----------------
         2,709,649        512,860          1,396,717         13,646,330        25,056,694        72,846,886
------------------ -------------- ------------------ ------------------ ----------------- -----------------
               923            947              1,152                844               832               676
------------------ -------------- ------------------ ------------------ ----------------- -----------------
               923            947              1,152                844               832               676
------------------ -------------- ------------------ ------------------ ----------------- -----------------
       $ 2,708,726      $ 511,913        $ 1,395,565       $ 13,645,486      $ 25,055,862      $ 72,846,210
================== ============== ================== ================== ================= =================
       $ 2,707,262      $ 511,913        $ 1,395,565       $ 13,645,486      $ 25,055,862      $ 72,818,716
             1,464             --                 --                 --                --            27,494
------------------ -------------- ------------------ ------------------ ----------------- -----------------
       $ 2,708,726      $ 511,913        $ 1,395,565       $ 13,645,486      $ 25,055,862      $ 72,846,210
================== ============== ================== ================== ================= =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                         MIST METLIFE        MIST METLIFE MIST VAN KAMPEN   MIST SSGA
                                      GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK  GROWTH ETF
                                          SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT SUB-ACCOUNT
                                      --------------- ------------------- --------------- -----------
ASSETS:
  Investments at fair value              $ 67,632,544        $ 11,661,075     $ 3,092,050 $ 1,378,156
  Due from MetLife Investors
     Insurance Company                             --                  --              --          --
                                      --------------- ------------------- --------------- -----------
       Total Assets                        67,632,544          11,661,075       3,092,050   1,378,156
                                      --------------- ------------------- --------------- -----------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                            530               1,020           1,163         331
                                      --------------- ------------------- --------------- -----------
       Total Liabilities                          530               1,020           1,163         331
                                      --------------- ------------------- --------------- -----------
NET ASSETS                               $ 67,632,014        $ 11,660,055     $ 3,090,887 $ 1,377,825
                                      =============== =================== =============== ===========
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units     $ 67,632,014        $ 11,660,055     $ 3,090,887 $ 1,377,825
  Net assets from contracts in payout              --                  --              --          --
                                      --------------- ------------------- --------------- -----------
       Total Net Assets                  $ 67,632,014        $ 11,660,055     $ 3,090,887 $ 1,377,825
                                      =============== =================== =============== ===========

The accompanying notes are an integral part of these financial statements.

                                                                            MIST MFS
MIST SSGA GROWTH MIST LEGG MASON                       MIST PIONEER EMERGING MARKETS MIST LOOMIS SAYLES
  AND INCOME ETF    VALUE EQUITY MIST PIONEER FUND STRATEGIC INCOME           EQUITY     GLOBAL MARKETS
     SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT
---------------- --------------- ----------------- ---------------- ---------------- ------------------
       $ 872,881     $ 1,590,630          $ 64,784        $ 590,928      $ 1,584,808          $ 381,148
              --              --                --               --               --                 --
---------------- --------------- ----------------- ---------------- ---------------- ------------------
         872,881       1,590,630            64,784          590,928        1,584,808            381,148
---------------- --------------- ----------------- ---------------- ---------------- ------------------
             367             693                49              483              832                666
---------------- --------------- ----------------- ---------------- ---------------- ------------------
             367             693                49              483              832                666
---------------- --------------- ----------------- ---------------- ---------------- ------------------
       $ 872,514     $ 1,589,937          $ 64,735        $ 590,445      $ 1,583,976          $ 380,482
================ =============== ================= ================ ================ ==================
       $ 872,514     $ 1,589,937          $ 64,735        $ 590,445      $ 1,582,203          $ 380,482
              --              --                --               --            1,773                 --
---------------- --------------- ----------------- ---------------- ---------------- ------------------
       $ 872,514     $ 1,589,937          $ 64,735        $ 590,445      $ 1,583,976          $ 380,482
================ =============== ================= ================ ================ ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                                         MIST
                                              MIST MET/AIM     MIST RAINIER MIST AMERICAN      AMERICAN FUNDS
                                      CAPITAL APPRECIATION LARGE CAP EQUITY  FUNDS GROWTH BALANCED ALLOCATION
                                               SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT         SUB-ACCOUNT
                                      -------------------- ---------------- ------------- -------------------
ASSETS:
  Investments at fair value                      $ 910,115         $ 65,110     $ 240,610         $ 1,053,125
  Due from MetLife Investors
     Insurance Company                                  --               --            --                  --
                                      -------------------- ---------------- ------------- -------------------
       Total Assets                                910,115           65,110       240,610           1,053,125
                                      -------------------- ---------------- ------------- -------------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                                 745               83           167                 321
                                      -------------------- ---------------- ------------- -------------------
       Total Liabilities                               745               83           167                 321
                                      -------------------- ---------------- ------------- -------------------
NET ASSETS                                       $ 909,370         $ 65,027     $ 240,443         $ 1,052,804
                                      ==================== ================ ============= ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units             $ 887,157         $ 65,027     $ 240,443         $ 1,052,804
  Net assets from contracts in payout               22,213               --            --                  --
                                      -------------------- ---------------- ------------- -------------------
       Total Net Assets                          $ 909,370         $ 65,027     $ 240,443         $ 1,052,804
                                      ==================== ================ ============= ===================

The accompanying notes are an integral part of these financial statements.

                           MIST                                    MIST                    MIST MET/FRANKLIN
MIST AMERICAN    AMERICAN FUNDS       MIST AMERICAN      AMERICAN FUNDS MIST MET/FRANKLIN TEMPLETON FOUNDING
   FUNDS BOND GROWTH ALLOCATION FUNDS INTERNATIONAL MODERATE ALLOCATION     MUTUAL SHARES           STRATEGY
  SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
------------- ----------------- ------------------- ------------------- ----------------- ------------------
    $ 204,013       $ 1,221,116           $ 111,753           $ 131,437         $ 274,196          $ 133,105
           --                --                  --                  --                --                 --
------------- ----------------- ------------------- ------------------- ----------------- ------------------
      204,013         1,221,116             111,753             131,437           274,196            133,105
------------- ----------------- ------------------- ------------------- ----------------- ------------------
          185               468                  92                 188               248                110
------------- ----------------- ------------------- ------------------- ----------------- ------------------
          185               468                  92                 188               248                110
------------- ----------------- ------------------- ------------------- ----------------- ------------------
    $ 203,828       $ 1,220,648           $ 111,661           $ 131,249         $ 273,948          $ 132,995
============= ================= =================== =================== ================= ==================
    $ 203,828       $ 1,220,648           $ 111,661           $ 131,249         $ 273,948          $ 132,995
           --                --                  --                  --                --                 --
------------- ----------------- ------------------- ------------------- ----------------- ------------------
    $ 203,828       $ 1,220,648           $ 111,661           $ 131,249         $ 273,948          $ 132,995
============= ================= =================== =================== ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                 RUSSELL           RUSSELL
                                      MULTI-STYLE EQUITY AGGRESSIVE EQUITY RUSSELL NON-U.S. RUSSELL CORE BOND
                                             SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                      ------------------ ----------------- ---------------- -----------------
ASSETS:
  Investments at fair value                    $ 724,068         $ 125,528        $ 354,656         $ 738,391
  Due from MetLife Investors
     Insurance Company                                --                --                2                --
                                      ------------------ ----------------- ---------------- -----------------
       Total Assets                              724,068           125,528          354,658           738,391
                                      ------------------ ----------------- ---------------- -----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                               130               121               79                96
                                      ------------------ ----------------- ---------------- -----------------
       Total Liabilities                             130               121               79                96
                                      ------------------ ----------------- ---------------- -----------------
NET ASSETS                                     $ 723,938         $ 125,407        $ 354,579         $ 738,295
                                      ================== ================= ================ =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units           $ 721,561         $ 125,031        $ 353,060         $ 732,011
  Net assets from contracts in payout              2,377               376            1,519             6,284
                                      ------------------ ----------------- ---------------- -----------------
       Total Net Assets                        $ 723,938         $ 125,407        $ 354,579         $ 738,295
                                      ================== ================= ================ =================

The accompanying notes are an integral part of these financial statements.

                                                                            MSF HARRIS
RUSSELL REAL ESTATE             AIM V.I.  DWS GOVERNMENT &     MSF DAVIS       OAKMARK             MSF
         SECURITIES INTERNATIONAL GROWTH AGENCY SECURITIES VENTURE VALUE FOCUSED VALUE JENNISON GROWTH
        SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT
------------------- -------------------- ----------------- ------------- ------------- ---------------
           $ 95,420            $ 574,126         $ 133,213  $ 13,955,972   $ 3,408,663     $ 3,845,431
                 --                   --                --            --            --              --
------------------- -------------------- ----------------- ------------- ------------- ---------------
             95,420              574,126           133,213    13,955,972     3,408,663       3,845,431
------------------- -------------------- ----------------- ------------- ------------- ---------------
                158                  821               171         1,263           987           1,744
------------------- -------------------- ----------------- ------------- ------------- ---------------
                158                  821               171         1,263           987           1,744
------------------- -------------------- ----------------- ------------- ------------- ---------------
           $ 95,262            $ 573,305         $ 133,042  $ 13,954,709   $ 3,407,676     $ 3,843,687
=================== ==================== ================= ============= ============= ===============
           $ 94,303            $ 573,305         $ 133,042  $ 13,954,709   $ 3,407,676     $ 3,842,313
                959                   --                --            --            --           1,374
------------------- -------------------- ----------------- ------------- ------------- ---------------
           $ 95,262            $ 573,305         $ 133,042  $ 13,954,709   $ 3,407,676     $ 3,843,687
=================== ==================== ================= ============= ============= ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                           MSF MFS          MSF CAPITAL     MSF JULIUS BAER MSF METLIFE
                                      TOTAL RETURN GUARDIAN U.S. EQUITY INTERNATIONAL STOCK STOCK INDEX
                                       SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT SUB-ACCOUNT
                                      ------------ -------------------- ------------------- -----------
ASSETS:
  Investments at fair value            $ 4,204,551          $ 5,851,469           $ 537,027 $ 4,019,298
  Due from MetLife Investors
     Insurance Company                          --                   --                  --          --
                                      ------------ -------------------- ------------------- -----------
       Total Assets                      4,204,551            5,851,469             537,027   4,019,298
                                      ------------ -------------------- ------------------- -----------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                       1,113                1,141                 382         865
                                      ------------ -------------------- ------------------- -----------
       Total Liabilities                     1,113                1,141                 382         865
                                      ------------ -------------------- ------------------- -----------
NET ASSETS                             $ 4,203,438          $ 5,850,328           $ 536,645 $ 4,018,433
                                      ============ ==================== =================== ===========
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units   $ 4,157,596          $ 5,819,644           $ 536,645 $ 4,018,433
  Net assets from contracts in payout       45,842               30,684                  --          --
                                      ------------ -------------------- ------------------- -----------
       Total Net Assets                $ 4,203,438          $ 5,850,328           $ 536,645 $ 4,018,433
                                      ============ ==================== =================== ===========

The accompanying notes are an integral part of these financial statements.

                                                                    MSF WESTERN
                                                           MSF ASSET MANAGEMENT      MSF WESTERN
MSF BLACKROCK MSF BLACKROCK   MSF BLACKROCK FRANKLIN TEMPLETON   STRATEGIC BOND ASSET MANAGEMENT
 MONEY MARKET   BOND INCOME STRATEGIC VALUE   SMALL CAP GROWTH    OPPORTUNITIES  U.S. GOVERNMENT
  SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
------------- ------------- --------------- ------------------ ---------------- ----------------
 $ 22,278,144   $ 1,888,748       $ 206,331          $ 605,370        $ 423,511      $ 1,886,892
           --            --              --                 --               --               --
------------- ------------- --------------- ------------------ ---------------- ----------------
   22,278,144     1,888,748         206,331            605,370          423,511        1,886,892
------------- ------------- --------------- ------------------ ---------------- ----------------
        1,008           996             434                474              312              465
------------- ------------- --------------- ------------------ ---------------- ----------------
        1,008           996             434                474              312              465
------------- ------------- --------------- ------------------ ---------------- ----------------
 $ 22,277,136   $ 1,887,752       $ 205,897          $ 604,896        $ 423,199      $ 1,886,427
============= ============= =============== ================== ================ ================
 $ 22,247,099   $ 1,887,752       $ 205,897          $ 604,896        $ 423,199      $ 1,886,427
       30,037            --              --                 --               --               --
------------- ------------- --------------- ------------------ ---------------- ----------------
 $ 22,277,136   $ 1,887,752       $ 205,897          $ 604,896        $ 423,199      $ 1,886,427
============= ============= =============== ================== ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                      MSF T. ROWE PRICE MSF T. ROWE PRICE MSF OPPENHEIMER
                                       SMALL CAP GROWTH  LARGE CAP GROWTH   GLOBAL EQUITY MSF MFS VALUE
                                            SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT
                                      ----------------- ----------------- --------------- -------------
ASSETS:
  Investments at fair value                   $ 552,806       $ 2,688,993       $ 712,907     $ 186,588
  Due from MetLife Investors
     Insurance Company                               --                --              --            --
                                      ----------------- ----------------- --------------- -------------
       Total Assets                             552,806         2,688,993         712,907       186,588
                                      ----------------- ----------------- --------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                              541               888             562            19
                                      ----------------- ----------------- --------------- -------------
       Total Liabilities                            541               888             562            19
                                      ----------------- ----------------- --------------- -------------
NET ASSETS                                    $ 552,265       $ 2,688,105       $ 712,345     $ 186,569
                                      ================= ================= =============== =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 552,265       $ 2,680,222       $ 712,345     $ 186,569
  Net assets from contracts in payout                --             7,883              --            --
                                      ----------------- ----------------- --------------- -------------
       Total Net Assets                       $ 552,265       $ 2,688,105       $ 712,345     $ 186,569
                                      ================= ================= =============== =============

The accompanying notes are an integral part of these financial statements.

        PUTNAM VT                     PUTNAM VT  FTVIPT TEMPLETON   FTVIPT TEMPLETON        FIDELITY VIP
GROWTH AND INCOME PUTNAM VT VISTA EQUITY INCOME GROWTH SECURITIES FOREIGN SECURITIES GROWTH OPPORTUNTIES
      SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
----------------- --------------- ------------- ----------------- ------------------ -------------------
        $ 586,960        $ 75,307   $ 2,093,511         $ 329,320        $ 1,538,889             $ 6,419
               --              --            --                --                 --                  --
----------------- --------------- ------------- ----------------- ------------------ -------------------
          586,960          75,307     2,093,511           329,320          1,538,889               6,419
----------------- --------------- ------------- ----------------- ------------------ -------------------
              582             271         1,274               874                656                  49
----------------- --------------- ------------- ----------------- ------------------ -------------------
              582             271         1,274               874                656                  49
----------------- --------------- ------------- ----------------- ------------------ -------------------
        $ 586,378        $ 75,036   $ 2,092,237         $ 328,446        $ 1,538,233             $ 6,370
================= =============== ============= ================= ================== ===================
        $ 585,912        $ 63,762   $ 2,068,799         $ 328,446        $ 1,538,233             $ 6,370
              466          11,274        23,438                --                 --                  --
----------------- --------------- ------------- ----------------- ------------------ -------------------
        $ 586,378        $ 75,036   $ 2,092,237         $ 328,446        $ 1,538,233             $ 6,370
================= =============== ============= ================= ================== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                                                                     PIMCO VIT
                                       FIDELITY VIP   PIMCO VIT    PIMCO VIT        STOCKSPLUS
                                      EQUITY-INCOME  HIGH YIELD LOW DURATION GROWTH AND INCOME
                                        SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT       SUB-ACCOUNT
                                      ------------- ----------- ------------ -----------------
ASSETS:
  Investments at fair value               $ 202,234   $ 503,447    $ 300,900          $ 25,897
  Due from MetLife Investors
     Insurance Company                           --          --           --                --
                                      ------------- ----------- ------------ -----------------
       Total Assets                         202,234     503,447      300,900            25,897
                                      ------------- ----------- ------------ -----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                          590         618          480               159
                                      ------------- ----------- ------------ -----------------
       Total Liabilities                        590         618          480               159
                                      ------------- ----------- ------------ -----------------
NET ASSETS                                $ 201,644   $ 502,829    $ 300,420          $ 25,738
                                      ============= =========== ============ =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 201,644   $ 502,829    $ 300,420          $ 25,738
  Net assets from contracts in payout            --          --           --                --
                                      ------------- ----------- ------------ -----------------
       Total Net Assets                   $ 201,644   $ 502,829    $ 300,420          $ 25,738
                                      ============= =========== ============ =================

The accompanying notes are an integral part of these financial statements.

                            AMERICAN FUNDS
   PIMCO VIT AMERICAN FUNDS   GLOBAL SMALL AMERICAN FUNDS
TOTAL RETURN  GLOBAL GROWTH CAPITALIZATION         GROWTH
 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
------------ -------------- -------------- --------------
 $ 1,625,479      $ 136,769       $ 31,941      $ 219,952
          --             --             --             --
------------ -------------- -------------- --------------
   1,625,479        136,769         31,941        219,952
------------ -------------- -------------- --------------
         406            453            143            260
------------ -------------- -------------- --------------
         406            453            143            260
------------ -------------- -------------- --------------
 $ 1,625,073      $ 136,316       $ 31,798      $ 219,692
============ ============== ============== ==============
 $ 1,620,841      $ 136,316       $ 31,798      $ 219,692
       4,232             --             --             --
------------ -------------- -------------- --------------
 $ 1,625,073      $ 136,316       $ 31,798      $ 219,692
============ ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

                                             MIST LORD ABBETT    MIST LORD ABBETT    MIST VAN KAMPEN    MIST LORD ABBETT
                                            GROWTH AND INCOME      BOND DEBENTURE     MID CAP GROWTH       MID CAP VALUE
                                                  SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
                                            -------------------- ------------------- ------------------ -------------------
INVESTMENT INCOME:
      Dividends                                   $ 1,154,146         $ 1,026,643           $ 57,118           $ 109,802
                                            -------------------- ------------------- ------------------ -------------------
EXPENSES:
      Mortality and expense risk
        charges                                       794,437             270,031             36,939             175,283
      Administrative charges                          139,000              54,003              8,491              40,524
                                            -------------------- ------------------- ------------------ -------------------
        Total expenses                                933,437             324,034             45,430             215,807
                                            -------------------- ------------------- ------------------ -------------------
           Net investment income (loss) .             220,709             702,609             11,688            (106,005)
                                            -------------------- ------------------- ------------------ -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   7,211,813             368,699            379,454           2,676,059
      Realized gains (losses) on sale of
        investments                                (1,798,005)           (475,667)          (104,180)         (1,729,600)
                                            -------------------- ------------------- ------------------ -------------------
           Net realized gains (losses)              5,413,808            (106,968)           275,274             946,459
                                            -------------------- ------------------- ------------------ -------------------
      Change in unrealized gains (losses)
        on investments                            (35,508,909)         (5,408,144)        (2,506,113)         (9,224,865)
                                            -------------------- ------------------- ------------------ -------------------
      Net realized and unrealized gains
        (losses) on investments                   (30,095,101)         (5,515,112)        (2,230,839)         (8,278,406)
                                            -------------------- ------------------- ------------------ -------------------
      Net increase (decrease) in net assets
        resulting from operations               $ (29,874,392)       $ (4,812,503)      $ (2,219,151)       $ (8,384,411)
                                            ==================== =================== ================== ===================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                   MIST                   MIST
    MIST OPPENHEIMER    PIMCO INFLATION    LEGG MASON PARTNERS      MIST PIMCO              MIST    MIST T. ROWE PRICE
CAPITAL APPRECIATION     PROTECTED BOND      AGGRESSIVE GROWTH    TOTAL RETURN    RCM TECHNOLOGY        MID CAP GROWTH
         SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
           $ 356,052          $ 240,258                  $ 107     $ 1,058,370         $ 113,278                 $ 888
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
             132,512             90,904                 94,564         344,820            11,767               120,912
              23,655             15,639                 16,811          64,748             2,039                21,111
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
             156,167            106,543                111,375         409,568            13,806               142,023
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
             199,885            133,715               (111,268)        648,802            99,472              (141,135)
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
           2,822,633             13,278                 59,173         678,637           240,039             1,064,199
            (477,738)           134,080               (274,877)        (19,147)          (96,261)               30,231
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
           2,344,895            147,358               (215,704)        659,490           143,778             1,094,430
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
          (8,169,499)          (722,693)            (2,952,826)     (1,705,413)         (718,941)           (5,012,498)
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
          (5,824,604)          (575,335)            (3,168,530)     (1,045,923)         (575,163)           (3,918,068)
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
        $ (5,624,719)        $ (441,620)          $ (3,279,798)     $ (397,121)       $ (475,691)         $ (4,059,203)
======================= ================== ====================== =============== ================= =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                                 MIST
                                            MIST MFS RESEARCH        MIST MET/AIM              MIST    HARRIS OAKMARK
                                                INTERNATIONAL    SMALL CAP GROWTH    LAZARD MID CAP     INTERNATIONAL
                                                  SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                                            -------------------- ------------------- ----------------- -----------------
INVESTMENT INCOME:
      Dividends                                     $ 302,894                $ --          $ 56,770         $ 138,854
                                            -------------------- ------------------- ----------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                       182,902              71,255            64,523           127,089
      Administrative charges                           33,180              13,011            10,028            20,561
                                            -------------------- ------------------- ----------------- -----------------
        Total expenses                                216,082              84,266            74,551           147,650
                                            -------------------- ------------------- ----------------- -----------------
           Net investment income (loss) .              86,812             (84,266)          (17,781)           (8,796)
                                            -------------------- ------------------- ----------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   1,680,323             506,588           398,825         1,445,788
      Realized gains (losses) on sale of
        investments                                  (459,650)            (85,183)         (420,761)         (417,793)
                                            -------------------- ------------------- ----------------- -----------------
           Net realized gains (losses)              1,220,673             421,405           (21,936)        1,027,995
                                            -------------------- ------------------- ----------------- -----------------
      Change in unrealized gains (losses)
        on investments                             (9,131,622)         (2,814,444)       (2,161,972)       (5,310,928)
                                            -------------------- ------------------- ----------------- -----------------
      Net realized and unrealized gains
        (losses) on investments                    (7,910,949)         (2,393,039)       (2,183,908)       (4,282,933)
                                            -------------------- ------------------- ----------------- -----------------
      Net increase (decrease) in net assets
        resulting from operations                $ (7,824,137)       $ (2,477,305)     $ (2,201,689)     $ (4,291,729)
                                            ==================== =================== ================= =================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

MIST THIRD AVENUE          MIST CLARION       MIST TURNER    MIST GOLDMAN SACHS          MIST METLIFE         MIST METLIFE
  SMALL CAP VALUE    GLOBAL REAL ESTATE    MID CAP GROWTH         MID CAP VALUE    DEFENSIVE STRATEGY    MODERATE STRATEGY
      SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
         $ 48,922              $ 78,705              $ --              $ 16,007             $ 189,829            $ 603,333
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
           89,841                57,895            12,621                28,788               196,810              472,380
           15,429                10,627             2,187                 5,138                35,627               80,089
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
          105,270                68,522            14,808                33,926               232,437              552,469
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
          (56,348)               10,183           (14,808)              (17,919)              (42,608)              50,864
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
          440,050               457,389            85,248               173,227               267,002              914,029
         (176,790)             (265,885)           (6,576)              (90,311)             (589,633)            (553,479)
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
          263,260               191,504            78,672                82,916              (322,631)             360,550
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
       (2,209,017)           (2,357,148)         (591,505)             (939,118)           (3,066,180)          (9,996,298)
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
       (1,945,757)           (2,165,644)         (512,833)             (856,202)           (3,388,811)          (9,635,748)
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
     $ (2,002,105)         $ (2,155,461)       $ (527,641)           $ (874,121)         $ (3,431,419)        $ (9,584,884)
==================== ===================== ================= ===================== ===================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                    MIST METLIFE       MIST METLIFE           MIST METLIFE    MIST VAN KAMPEN
                                               BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY           COMSTOCK
                                                     SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT
                                           ------------------------ ------------------ ---------------------- ------------------
INVESTMENT INCOME:
      Dividends                                      $ 4,130,725        $ 2,676,593              $ 251,791           $ 74,735
                                           ------------------------ ------------------ ---------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                        1,351,667          1,171,201                119,020             38,845
      Administrative charges                             229,994            204,535                 20,513             10,336
                                           ------------------------ ------------------ ---------------------- ------------------
        Total expenses                                 1,581,661          1,375,736                139,533             49,181
                                           ------------------------ ------------------ ---------------------- ------------------
           Net investment income (loss)                2,549,064          1,300,857                112,258             25,554
                                           ------------------------ ------------------ ---------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      5,813,642          5,558,154                896,094            164,860
      Realized gains (losses) on sale of
        investments                                   (2,304,167)        (1,621,622)              (746,841)          (154,541)
                                           ------------------------ ------------------ ---------------------- ------------------
           Net realized gains (losses)                 3,509,475          3,936,532                149,253             10,319
                                           ------------------------ ------------------ ---------------------- ------------------
     Change in unrealized gains (losses)
        on investments                               (40,314,744)       (42,576,093)            (4,142,643)        (1,867,894)
                                           ------------------------ ------------------ ---------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                      (36,805,269)       (38,639,561)            (3,993,390)        (1,857,575)
                                           ------------------------ ------------------ ---------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ (34,256,205)     $ (37,338,704)          $ (3,881,132)      $ (1,832,021)
                                           ======================== ================== ====================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                                       MIST MFS
  MIST SSGA    MIST SSGA GROWTH    MIST LEGG MASON                             MIST PIONEER    EMERGING MARKETS
 GROWTH ETF      AND INCOME ETF       VALUE EQUITY    MIST PIONEER FUND    STRATEGIC INCOME              EQUITY
SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
   $ 28,862            $ 22,036              $ 441                $ 337            $ 37,361            $ 11,169
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
     22,712              13,113             30,074                  287               5,099              28,886
      4,708               2,766              5,846                  116               1,501               5,454
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
     27,420              15,879             35,920                  403               6,600              34,340
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
      1,442               6,157            (35,479)                 (66)             30,761             (23,171)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
     43,355              27,385            107,891                   --                  --              81,217
    (39,943)             (1,054)          (147,438)                 (72)            (53,087)           (441,453)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
      3,412              26,331            (39,547)                 (72)            (53,087)           (360,236)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
   (764,379)           (334,321)        (1,758,863)             (23,802)            (89,863)         (1,821,139)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
   (760,967)           (307,990)        (1,798,410)             (23,874)           (142,950)         (2,181,375)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
 $ (759,525)         $ (301,833)      $ (1,833,889)           $ (23,940)         $ (112,189)       $ (2,204,546)
============== =================== ================== ==================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008


                                           MIST LOOMIS SAYLES            MIST MET/AIM        MIST RAINIER      MIST AMERICAN
                                               GLOBAL MARKETS    CAPITAL APPRECIATION    LARGE CAP EQUITY       FUNDS GROWTH
                                                  SUB-ACCOUNT             SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT (A)
                                           --------------------- ----------------------- ------------------- ------------------
INVESTMENT INCOME:
      Dividends                                      $ 38,875                $ 27,255                $ --            $ 9,610
                                           --------------------- ----------------------- ------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                        10,403                  16,146               1,314              1,820
      Administrative charges                            1,836                   2,665                 217                337
                                           --------------------- ----------------------- ------------------- ------------------
        Total expenses                                 12,239                  18,811               1,531              2,157
                                           --------------------- ----------------------- ------------------- ------------------
           Net investment income (loss) .              26,636                   8,444              (1,531)             7,453
                                           --------------------- ----------------------- ------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      51,027                      --               1,058                 --
      Realized gains (losses) on sale of
        investments                                  (132,836)                (40,865)               (746)           (10,261)
                                           --------------------- ----------------------- ------------------- ------------------
           Net realized gains (losses)                (81,809)                (40,865)                312            (10,261)
                                           --------------------- ----------------------- ------------------- ------------------
     Change in unrealized gains (losses)
        on investments                               (277,717)               (708,069)            (41,979)          (151,558)
                                           --------------------- ----------------------- ------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                      (359,526)               (748,934)            (41,667)          (161,819)
                                           --------------------- ----------------------- ------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ (332,890)             $ (740,490)          $ (43,198)        $ (154,366)
                                           ===================== ======================= =================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

               MIST                                    MIST                                          MIST
     AMERICAN FUNDS      MIST AMERICAN       AMERICAN FUNDS          MIST AMERICAN         AMERICAN FUNDS    MIST MET/FRANKLIN
BALANCED ALLOCATION         FUNDS BOND    GROWTH ALLOCATION    FUNDS INTERNATIONAL    MODERATE ALLOCATION        MUTUAL SHARES
    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)      SUB-ACCOUNT (A)        SUB-ACCOUNT (A)        SUB-ACCOUNT (A)      SUB-ACCOUNT (A)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
           $ 38,371            $ 9,664             $ 53,082                $ 7,390                $ 4,717              $ 7,787
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
              9,212                616                6,512                    294                  1,628                1,049
              1,706                 94                1,285                     52                    275                  240
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
             10,918                710                7,797                    346                  1,903                1,289
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
             27,453              8,954               45,285                  7,044                  2,814                6,498
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
                 60                 --                   22                      2                      4                   --
           (105,366)              (112)              (7,334)                (3,854)               (48,896)             (18,235)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
           (105,306)              (112)              (7,312)                (3,852)               (48,892)             (18,235)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
           (332,185)           (10,363)            (455,046)                 4,242                (21,881)             (29,098)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
           (437,491)           (10,475)            (462,358)                   390                (70,773)             (47,333)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
         $ (410,038)          $ (1,521)          $ (417,073)               $ 7,434              $ (67,959)           $ (40,835)
====================== ================== ==================== ====================== ====================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                            MIST MET/FRANKLIN
                                           TEMPLETON FOUNDING               RUSSELL              RUSSELL
                                                     STRATEGY    MULTI-STYLE EQUITY    AGGRESSIVE EQUITY    RUSSELL NON-U.S.
                                              SUB-ACCOUNT (A)           SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                           --------------------- --------------------- -------------------- -------------------
INVESTMENT INCOME:
      Dividends                                       $ 2,453              $ 18,484              $ 1,790                $ --
                                           --------------------- --------------------- -------------------- -------------------
EXPENSES:
      Mortality and expense risk
        charges                                         1,107                15,786                2,808               7,748
      Administrative charges                              219                 1,901                  337                 932
                                           --------------------- --------------------- -------------------- -------------------
        Total expenses                                  1,326                17,687                3,145               8,680
                                           --------------------- --------------------- -------------------- -------------------
           Net investment income (loss) .               1,127                   797               (1,355)             (8,680)
                                           --------------------- --------------------- -------------------- -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                13,881                   60               6,567
      Realized gains (losses) on sale of
        investments                                      (430)              (25,651)             (18,471)            (20,482)
                                           --------------------- --------------------- -------------------- -------------------
           Net realized gains (losses)                   (430)              (11,770)             (18,411)            (13,915)
                                           --------------------- --------------------- -------------------- -------------------
     Change in unrealized gains (losses)
        on investments                                (51,255)             (557,878)             (88,205)           (283,879)
                                           --------------------- --------------------- -------------------- -------------------
     Net realized and unrealized gains
        (losses) on investments                       (51,685)             (569,648)            (106,616)           (297,794)
                                           --------------------- --------------------- -------------------- -------------------
     Net increase (decrease) in net assets
        resulting from operations                   $ (50,558)           $ (568,851)          $ (107,971)         $ (306,474)
                                           ===================== ===================== ==================== ===================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                                             MSF HARRIS
                     RUSSELL REAL ESTATE                AIM V.I.     DWS GOVERNMENT &        MSF DAVIS          OAKMARK
RUSSELL CORE BOND             SECURITIES    INTERNATIONAL GROWTH    AGENCY SECURITIES    VENTURE VALUE    FOCUSED VALUE
      SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT          SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
         $ 37,217                $ 2,628                 $ 3,977              $ 7,740        $ 254,910          $ 2,208
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
           12,025                  1,705                  10,210                2,013          282,974           85,965
            1,447                    203                   1,850                  291           51,973           13,676
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
           13,472                  1,908                  12,060                2,304          334,947           99,641
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
           23,745                    720                  (8,083)               5,436          (80,037)         (97,433)
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
           18,529                     --                  10,854                   --          121,710          673,483
          (15,736)                (3,508)                 38,182                  752          135,138         (399,652)
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
            2,793                 (3,508)                 49,036                  752          256,848          273,831
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
          (74,093)               (52,305)               (459,509)                (927)     (10,201,029)      (3,330,193)
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
          (71,300)               (55,813)               (410,473)                (175)      (9,944,181)      (3,056,362)
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
        $ (47,555)             $ (55,093)             $ (418,556)             $ 5,261    $ (10,024,218)    $ (3,153,795)
==================== ====================== ======================= ==================== ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                           MSF         MSF MFS             MSF CAPITAL        MSF JULIUS BAER
                                               JENNISON GROWTH    TOTAL RETURN    GUARDIAN U.S. EQUITY    INTERNATIONAL STOCK
                                                   SUB-ACCOUNT     SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
                                           ---------------------- --------------- ----------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                      $ 130,209       $ 194,304                $ 98,834               $ 23,326
                                           ---------------------- --------------- ----------------------- ----------------------
EXPENSES:
      Mortality and expense risk
        charges                                         78,472          43,586                  99,985                  9,541
      Administrative charges                            14,376          13,138                  18,907                  1,954
                                           ---------------------- --------------- ----------------------- ----------------------
        Total expenses                                  92,848          56,724                 118,892                 11,495
                                           ---------------------- --------------- ----------------------- ----------------------
           Net investment income (loss)                 37,361         137,580                 (20,058)                11,831
                                           ---------------------- --------------- ----------------------- ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      508,759         448,884               1,326,576                 99,552
      Realized gains (losses) on sale of
        investments                                    (36,498)       (183,444)               (568,021)               (16,062)
                                           ---------------------- --------------- ----------------------- ----------------------
           Net realized gains (losses)                 472,261         265,440                 758,555                 83,490
                                           ---------------------- --------------- ----------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                              (3,071,142)     (1,815,126)             (5,249,620)              (540,761)
                                           ---------------------- --------------- ----------------------- ----------------------
     Net realized and unrealized gains
        (losses) on investments                     (2,598,881)     (1,549,686)             (4,491,065)              (457,271)
                                           ---------------------- --------------- ----------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (2,561,520)   $ (1,412,106)           $ (4,511,123)            $ (445,440)
                                           ====================== =============== ======================= ======================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                             MSF WESTERN
                                                                                 MSF    ASSET MANAGEMENT
 MSF METLIFE    MSF BLACKROCK MSF BLACKROCK      MSF BLACKROCK    FRANKLIN TEMPLETON      STRATEGIC BOND
 STOCK INDEX     MONEY MARKET   BOND INCOME    STRATEGIC VALUE      SMALL CAP GROWTH       OPPORTUNITIES
 SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT        SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
--------------- ------------- ---------------- ------------------ --------------------- -------------------
   $ 103,631        $ 451,169     $ 105,944              $ 653                  $ --            $ 22,800
--------------- ------------- ---------------- ------------------ --------------------- -------------------
      84,598          251,517        22,989              3,568                 9,956               6,517
      14,800           44,215         4,650                706                 2,066               1,298
--------------- ------------- ---------------- ------------------ --------------------- -------------------
      99,398          295,732        27,639              4,274                12,022               7,815
--------------- ------------- ---------------- ------------------ --------------------- -------------------
       4,233          155,437        78,305             (3,621)              (12,022)             14,985
--------------- ------------- ---------------- ------------------ --------------------- -------------------
     260,983               --            --             29,195                88,775               3,566
    (102,032)              --       (50,581)            (9,712)              (19,730)            (10,037)
--------------- ------------- ---------------- ------------------ --------------------- -------------------
     158,951               --       (50,581)            19,483                69,045              (6,471)
--------------- ------------- ---------------- ------------------ --------------------- -------------------
  (2,906,318)              --      (144,415)          (148,530)             (492,425)            (99,536)
--------------- ------------- ---------------- ------------------ --------------------- -------------------
  (2,747,367)              --      (194,996)          (129,047)             (423,380)           (106,007)
--------------- ------------- ---------------- ------------------ --------------------- -------------------
$ (2,743,134)       $ 155,437    $ (116,691)        $ (132,668)           $ (435,402)          $ (91,022)
=============== ============= ================ ================== ===================== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                MSF WESTERN
                                           ASSET MANAGEMENT    MSF T. ROWE PRICE    MSF T. ROWE PRICE    MSF OPPENHEIMER
                                            U.S. GOVERNMENT     SMALL CAP GROWTH     LARGE CAP GROWTH      GLOBAL EQUITY
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT
                                           ------------------- -------------------- -------------------- ------------------
INVESTMENT INCOME:
      Dividends                                    $ 68,533                 $ --             $ 14,939           $ 21,677
                                           ------------------- -------------------- -------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                      25,015                9,974               52,019              8,311
      Administrative charges                          4,385                1,757               10,208              2,576
                                           ------------------- -------------------- -------------------- ------------------
        Total expenses                               29,400               11,731               62,227             10,887
                                           ------------------- -------------------- -------------------- ------------------
           Net investment income (loss) .            39,133              (11,731)             (47,288)            10,790
                                           ------------------- -------------------- -------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              168,804              252,473             43,681
      Realized gains (losses) on sale of
        investments                                  (1,783)             (19,810)            (165,693)           (39,178)
                                           ------------------- -------------------- -------------------- ------------------
           Net realized gains (losses)               (1,783)             148,994               86,780              4,503
                                           ------------------- -------------------- -------------------- ------------------
     Change in unrealized gains (losses)
        on investments                              (87,010)            (482,671)          (2,290,067)          (562,490)
                                           ------------------- -------------------- -------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                     (88,793)            (333,677)          (2,203,287)          (557,987)
                                           ------------------- -------------------- -------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (49,660)          $ (345,408)        $ (2,250,575)        $ (547,197)
                                           =================== ==================== ==================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                           PUTNAM VT                           PUTNAM VT     FTVIPT TEMPLETON      FTVIPT TEMPLETON
  MSF MFS VALUE    GROWTH AND INCOME    PUTNAM VT VISTA    EQUITY INCOME    GROWTH SECURITIES    FOREIGN SECURITIES
SUB-ACCOUNT (A)          SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
           $ --             $ 21,114               $ --         $ 60,309             $ 11,388              $ 60,284
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
            534               10,605              1,801           23,077                5,360                28,271
            222                1,712                224            7,221                1,312                 5,659
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
            756               12,317              2,025           30,298                6,672                33,930
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
           (756)               8,797             (2,025)          30,011                4,716                26,354
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
             --              165,223                 --          144,546               42,966               241,531
           (127)             (91,123)           (10,641)         (66,642)             (64,824)              (45,956)
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
           (127)              74,100            (10,641)          77,904              (21,858)              195,575
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
        (51,498)            (511,202)           (66,686)      (1,195,115)            (291,510)           (1,430,917)
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
        (51,625)            (437,102)           (77,327)      (1,117,211)            (313,368)           (1,235,342)
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
      $ (52,381)          $ (428,305)         $ (79,352)    $ (1,087,200)          $ (308,652)         $ (1,208,988)
================== ==================== ================== ================ ==================== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                  FIDELITY VIP     FIDELITY VIP      PIMCO VIT       PIMCO VIT
                                           GROWTH OPPORTUNTIES    EQUITY-INCOME     HIGH YIELD    LOW DURATION
                                                   SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                           ---------------------- ---------------- -------------- ---------------
INVESTMENT INCOME:
      Dividends                                           $ 47          $ 6,848       $ 52,926        $ 15,817
                                           ---------------------- ---------------- -------------- ---------------
EXPENSES:
      Mortality and expense risk
        charges                                            146            4,559          8,331           4,908
      Administrative charges                                17              877          1,686             807
                                           ---------------------- ---------------- -------------- ---------------
        Total expenses                                     163            5,436         10,017           5,715
                                           ---------------------- ---------------- -------------- ---------------
           Net investment income (loss) .                 (116)           1,412         42,909          10,102
                                           ---------------------- ---------------- -------------- ---------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                           --              411          1,671           4,968
      Realized gains (losses) on sale of
        investments                                       (783)         (34,666)       (24,267)         (2,330)
                                           ---------------------- ---------------- -------------- ---------------
           Net realized gains (losses)                    (783)         (34,255)       (22,596)          2,638
                                           ---------------------- ---------------- -------------- ---------------
     Change in unrealized gains (losses)
        on investments                                  (8,020)        (149,305)      (199,604)        (19,412)
                                           ---------------------- ---------------- -------------- ---------------
     Net realized and unrealized gains
        (losses) on investments                         (8,803)        (183,560)      (222,200)        (16,774)
                                           ---------------------- ---------------- -------------- ---------------
     Net increase (decrease) in net assets
        resulting from operations                     $ (8,919)      $ (182,148)    $ (179,291)       $ (6,672)
                                           ====================== ================ ============== ===============

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

        PIMCO VIT                                       AMERICAN FUNDS
       STOCKSPLUS       PIMCO VIT    AMERICAN FUNDS       GLOBAL SMALL     AMERICAN FUNDS
GROWTH AND INCOME    TOTAL RETURN     GLOBAL GROWTH     CAPITALIZATION             GROWTH
      SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)
-------------------- --------------- ----------------- ------------------ ------------------
          $ 2,527        $ 88,511           $ 3,640               $ --            $ 2,450
-------------------- --------------- ----------------- ------------------ ------------------
              435          25,902             1,916                175                864
               85           4,627               578                 62                312
-------------------- --------------- ----------------- ------------------ ------------------
              520          30,529             2,494                237              1,176
-------------------- --------------- ----------------- ------------------ ------------------
            2,007          57,982             1,146               (237)             1,274
-------------------- --------------- ----------------- ------------------ ------------------
               --          31,586            25,088              3,782              8,868
             (442)          9,631           (54,929)           (13,431)           (21,792)
-------------------- --------------- ----------------- ------------------ ------------------
             (442)         41,217           (29,841)            (9,649)           (12,924)
-------------------- --------------- ----------------- ------------------ ------------------
          (20,159)        (43,807)          (94,025)           (23,533)          (125,215)
-------------------- --------------- ----------------- ------------------ ------------------
          (20,601)         (2,590)         (123,866)           (33,182)          (138,139)
-------------------- --------------- ----------------- ------------------ ------------------
        $ (18,594)       $ 55,392        $ (122,720)         $ (33,419)        $ (136,865)
==================== =============== ================= ================== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                            MIST                              MIST                             MIST
                                   LORD ABBETT GROWTH AND INCOME        LORD ABBETT BOND DEBENTURE       VAN KAMPEN MID CAP GROWTH
                                                     SUB-ACCOUNT                       SUB-ACCOUNT                     SUB-ACCOUNT
                                   -------------------------------- --------------------------------- -----------------------------
                                           2008             2007            2008              2007           2008             2007
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 220,709       $ (412,272)      $ 702,609       $ 1,124,893       $ 11,688        $ (57,080)
  Net realized gains (losses)         5,413,808       11,136,025        (106,968)          431,575        275,274          663,617
  Change in unrealized gains
     (losses) on investments        (35,508,909)      (8,045,148)     (5,408,144)          (78,481)    (2,506,113)         307,565
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations              (29,874,392)       2,678,605      (4,812,503)        1,477,987     (2,219,151)         914,102
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               135,821          468,898          73,464           243,540          1,000           62,359
  Net transfers (including fixed
     account)                        (4,061,227)      (7,228,069)     (2,050,783)        1,051,300       (360,241)         193,406
  Contract charges                     (138,448)        (151,988)        (59,749)          (60,291)        (7,079)          (6,064)
  Transfers for contract benefits
     and terminations                (7,845,431)     (15,496,485)     (3,704,961)       (4,145,468)      (238,870)        (423,953)
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (11,909,285)     (22,407,644)     (5,742,029)       (2,910,919)      (605,190)        (174,252)
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
     Net increase (decrease)
       in net assets                (41,783,677)     (19,729,039)    (10,554,532)       (1,432,932)    (2,824,341)         739,850
NET ASSETS:
  Beginning of period                87,690,147      107,419,186      28,413,684        29,846,616      5,082,921        4,343,071
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
  End of period                    $ 45,906,470     $ 87,690,147    $ 17,859,152      $ 28,413,684    $ 2,258,580      $ 5,082,921
                                   =============== ================ =============== ================= ============== ==============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                                                              MIST
                          MIST                                MIST                              MIST           LEGG MASON PARTNERS
     LORD ABBETT MID CAP VALUE    OPPENHEIMER CAPITAL APPRECIATION    PIMCO INFLATION PROTECTED BOND             AGGRESSIVE GROWTH
                   SUB-ACCOUNT                         SUB-ACCOUNT                       SUB-ACCOUNT                   SUB-ACCOUNT
--------------------------------- ----------------------------------- --------------------------------- --------------------------
        2008              2007           2008                 2007           2008               2007           2008          2007
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
  $ (106,005)         $ (154,167)     $ 199,885           $ (233,175)     $ 133,715           $ 60,054     $ (111,268)  $ (159,450)
     946,459           5,444,361      2,344,895            1,568,438        147,358           (113,778)      (215,704)   1,367,961
  (9,224,865)         (5,693,167)    (8,169,499)             409,645       (722,693)           832,447     (2,952,826)  (1,118,284)
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
  (8,384,411)           (402,973)    (5,624,719)           1,744,908       (441,620)           778,723     (3,279,798)      90,227
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
      30,401             133,919          2,560               49,434         44,187             41,809         20,404       80,044
  (1,911,035)          1,837,861       (493,244)          (1,491,269)      (118,165)          (708,428)      (513,496)  (1,856,185)
     (42,097)            (46,293)       (35,428)             (43,806)       (25,930)           (22,951)       (26,336)     (28,074)
  (1,495,664)         (2,988,651)    (1,375,087)          (2,314,445)    (3,262,439)        (2,384,703)      (576,277)  (1,262,248)
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
  (3,418,395)         (1,063,164)    (1,901,199)          (3,800,086)    (3,362,347)        (3,074,273)    (1,095,705)  (3,066,463)
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
 (11,802,806)         (1,466,137)    (7,525,918)          (2,055,178)    (3,803,967)        (2,295,550)    (4,375,503)  (2,976,236)
  23,341,349          24,807,486     13,559,778           15,614,956      8,735,323         11,030,873      8,955,523   11,931,759
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
$ 11,538,543        $ 23,341,349    $ 6,033,860         $ 13,559,778    $ 4,931,356        $ 8,735,323    $ 4,580,020  $ 8,955,523
=================== ============= ================== ================ ================== ============== ============== ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                                       MIST
                                        MIST PIMCO TOTAL RETURN         MIST RCM TECHNOLOGY    T. ROWE PRICE MID CAP GROWTH
                                                    SUB-ACCOUNT                 SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------- --------------------------- -------------------------------
                                           2008            2007         2008           2007           2008             2007
                                   --------------- --------------- ------------ -------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 648,802       $ 568,553     $ 99,472      $ (18,045)    $ (141,135)      $ (195,875)
  Net realized gains (losses)           659,490         181,008      143,778        103,229      1,094,430        2,206,988
  Change in unrealized gains
     (losses) on investments         (1,705,413)        884,180     (718,941)       177,376     (5,012,498)        (180,717)
                                   --------------- --------------- ------------ -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (397,121)      1,633,741     (475,691)       262,560     (4,059,203)       1,830,396
                                   --------------- --------------- ------------ -------------- -------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                82,338         186,967       10,000          2,220        133,513           63,232
  Net transfers (including fixed
     account)                          (368,734)     (4,805,167)     (41,265)      (288,501)      (737,015)      (2,900,711)
  Contract charges                      (92,910)        (81,773)      (3,811)        (3,150)       (34,685)         (39,107)
  Transfers for contract benefits
     and terminations                (3,102,004)     (5,463,899)    (141,906)       (96,947)      (745,135)      (1,707,587)
                                   --------------- --------------- ------------ -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (3,481,310)    (10,163,872)    (176,982)      (386,378)    (1,383,322)      (4,584,173)
                                   --------------- --------------- ------------ -------------- -------------- ----------------
     Net increase (decrease)
       in net assets                 (3,878,431)     (8,530,131)    (652,673)      (123,818)    (5,442,525)      (2,753,777)
NET ASSETS:
  Beginning of period                27,781,506      36,311,637    1,130,849      1,254,667     11,060,491       13,814,268
                                   --------------- --------------- ------------ -------------- -------------- ----------------
  End of period                    $ 23,903,075    $ 27,781,506    $ 478,176    $ 1,130,849    $ 5,617,966     $ 11,060,491
                                   =============== =============== ============ ============== ============== ================


(a) For the period November 12, 2007 to December 31, 2007
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                       MIST                             MIST                                                          MIST
 MFS RESEARCH INTERNATIONAL         MET/AIM SMALL CAP GROWTH           MIST LAZARD MID CAP    HARRIS OAKMARK INTERNATIONAL
                SUB-ACCOUNT                      SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------ -------------------------------- ----------------------------- -------------------------------
       2008            2007           2008              2007           2008           2007           2008             2007
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
   $ 86,812       $ (23,249)     $ (84,266)         $ (132,458)     $ (17,781)     $ (82,200)      $ (8,796)      $ (126,438)
  1,220,673       5,760,704        421,405             706,800        (21,936)       339,646      1,027,995        1,796,929
 (9,131,622)     (3,352,982)    (2,814,444)            219,033     (2,161,972)      (847,560)    (5,310,928)      (1,987,895)
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
 (7,824,137)      2,384,473     (2,477,305)            793,375     (2,201,689)      (590,114)    (4,291,729)        (317,404)
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
     51,090          77,227         28,755              58,758         85,792         35,009        119,111           58,031
   (959,857)     (3,412,607)      (396,479)         (1,833,781)      (110,956)     4,156,613       (762,875)        (483,041)
    (43,445)        (49,931)       (21,622)            (25,627)       (11,461)       (12,799)       (31,932)         (39,268)
 (1,491,716)     (3,095,328)      (876,803)         (1,186,865)      (729,238)      (880,070)      (868,669)        (940,274)
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
 (2,443,928)     (6,480,639)    (1,266,149)         (2,987,515)      (765,863)     3,298,753     (1,544,365)      (1,404,552)
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
(10,268,065)     (4,096,166)    (3,743,454)         (2,194,140)    (2,967,552)     2,708,639     (5,836,094)      (1,721,956)
 19,893,498      23,989,664      7,199,047           9,393,187      6,129,165      3,420,526     11,280,510       13,002,466
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
$ 9,625,433    $ 19,893,498    $ 3,455,593         $ 7,199,047    $ 3,161,613    $ 6,129,165    $ 5,444,416     $ 11,280,510
============== =============== ================== ============= ============== ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                            MIST                             MIST                           MIST
                                    THIRD AVENUE SMALL CAP VALUE       CLARION GLOBAL REAL ESTATE         TURNER MID CAP GROWTH
                                                     SUB-ACCOUNT                      SUB-ACCOUNT                   SUB-ACCOUNT
                                   -------------------------------- -------------------------------- -----------------------------
                                          2008              2007           2008              2007         2008             2007
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ (56,348)         $ (57,122)      $ 10,183         $ (49,015)   $ (14,808)       $ (20,000)
  Net realized gains (losses)          263,260          1,107,023        191,504         1,688,112       78,672          158,155
  Change in unrealized gains
     (losses) on investments        (2,209,017)        (1,379,283)    (2,357,148)       (2,699,788)    (591,505)          97,294
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations              (2,002,105)          (329,382)    (2,155,461)       (1,060,691)    (527,641)         235,449
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              106,039             49,956         18,533            28,863          971              7,249
  Net transfers (including fixed
     account)                         (342,253)          (888,648)      (292,822)       (2,044,327)     (41,651)          (145,704)
  Contract charges                     (26,738)           (27,860)       (16,260)          (20,382)      (3,597)            (3,750)
  Transfers for contract benefits
     and terminations                 (566,014)          (771,744)      (622,921)         (737,970)    (100,242)          (107,382)
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions     (828,966)        (1,638,296)      (913,470)       (2,773,816)    (144,519)          (249,587)
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
     Net increase (decrease)
       in net assets                (2,831,071)        (1,967,678)    (3,068,931)       (3,834,507)    (672,160)           (14,138)
NET ASSETS:
  Beginning of period                7,156,162          9,123,840      5,777,657         9,612,164    1,184,073          1,198,211
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
  End of period                    $ 4,325,091        $ 7,156,162    $ 2,708,726       $ 5,777,657    $ 511,913        $ 1,184,073
                                   ================== ============= ================== ============= ================ =============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                        MIST                             MIST                              MIST                              MIST
 GOLDMAN SACHS MID CAP VALUE        METLIFE DEFENSIVE STRATEGY         METLIFE MODERATE STRATEGY        METLIFE BALANCED STRATEGY
                 SUB-ACCOUNT                       SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
------------------------------- --------------------------------- --------------------------------- --------------------------------
       2008             2007            2008              2007            2008              2007            2008             2007
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
  $ (17,919)         $ (36,273)      $ (42,608)         $ 39,293        $ 50,864         $ 169,121     $ 2,549,064         $ 21,442
     82,916            469,576        (322,631)          868,699         360,550         2,683,542       3,509,475        6,092,582
   (939,118)          (397,482)     (3,066,180)         (246,558)     (9,996,298)       (1,236,421)    (40,314,744)      (2,556,413)
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
   (874,121)            35,821      (3,431,419)          661,434      (9,584,884)        1,616,242     (34,256,205)       3,557,611
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
     40,012              1,367         138,938            51,000          33,270           238,158         480,424        2,527,021
   (215,437)           142,309       6,878,651         9,763,555       5,794,691           773,695       2,883,490          163,881
     (9,550)           (10,798)        (65,855)          (48,974)       (140,174)         (133,815)       (418,346)        (435,910)
   (146,323)          (587,501)     (1,455,953)       (6,882,862)     (3,755,780)       (6,840,382)     (7,684,518)      (9,358,681)
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
   (331,298)          (454,623)      5,495,781         2,882,719       1,932,007        (5,962,344)     (4,738,950)      (7,103,689)
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
 (1,205,419)          (418,802)      2,064,362         3,544,153      (7,652,877)       (4,346,102)    (38,995,155)      (3,546,078)
  2,600,984          3,019,786      11,581,124         8,036,971      32,708,739        37,054,841     111,841,365      115,387,443
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
$ 1,395,565        $ 2,600,984    $ 13,645,486      $ 11,581,124    $ 25,055,862      $ 32,708,739    $ 72,846,210     $111,841,365
================== ============ =================== ============= =================== ============= =============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                           MIST                              MIST                             MIST
                                        METLIFE GROWTH STRATEGY       METLIFE AGGRESSIVE STRATEGY             VAN KAMPEN COMSTOCK
                                                    SUB-ACCOUNT                       SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------- --------------------------------- -------------------------------
                                           2008            2007            2008              2007           2008             2007
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 1,300,857      $ (532,403)      $ 112,258           $ (46,501)      $ 25,554          $ 8,052
  Net realized gains (losses)         3,936,532       6,363,223         149,253           2,186,509         10,319          355,230
  Change in unrealized gains
     (losses) on investments        (42,576,093)     (2,522,443)     (4,142,643)         (1,875,486)    (1,867,894)        (565,360)
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
     Net increase (decrease)
       in net assets resulting
       from operations              (37,338,704)      3,308,377      (3,881,132)            264,522     (1,832,021)        (202,078)
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners             1,852,841       1,208,282          45,268             366,349         12,870           17,017
  Net transfers (including fixed
     account)                          (187,665)      1,362,058       6,403,418          (1,518,542)        33,186         (409,984)
  Contract charges                     (421,687)       (447,342)        (45,995)            (48,643)       (12,819)         (12,923)
  Transfers for contract benefits
     and terminations                (5,091,090)     (5,655,871)       (450,514)         (2,380,451)      (342,701)        (274,102)
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (3,847,601)     (3,532,873)      5,952,177          (3,581,287)      (309,464)        (679,992)
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
     Net increase (decrease)
       in net assets                (41,186,305)       (224,496)      2,071,045          (3,316,765)    (2,141,485)        (882,070)
NET ASSETS:
  Beginning of period               108,818,319     109,042,815       9,589,010          12,905,775      5,232,372        6,114,442
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
  End of period                    $ 67,632,014    $108,818,319    $ 11,660,055         $ 9,589,010    $ 3,090,887      $ 5,232,372
                                   =============== =============== =================== ============= ================== ============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                               MIST SSGA                             MIST
      MIST SSGA GROWTH ETF         GROWTH AND INCOME ETF          LEGG MASON VALUE EQUITY       MIST PIONEER FUND
               SUB-ACCOUNT                   SUB-ACCOUNT                      SUB-ACCOUNT             SUB-ACCOUNT
----------------------------- ----------------------------- -------------------------------- ------------------------
       2008           2007         2008             2007           2008              2007        2008        2007
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
    $ 1,442      $ (30,508)     $ 6,157          $ (20,149)     $ (35,479)        $ (56,795)      $ (66)        $ --
      3,412          6,052       26,331              8,493        (39,547)           98,284         (72)          --
   (764,379)        92,446     (334,321)            65,797     (1,758,863)         (287,206)    (23,802)          --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
   (759,525)        67,990     (301,833)            54,141     (1,833,889)         (245,717)    (23,940)          --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
         10        230,000           --                 --          7,925            55,207          --           --
     19,074        174,739     (134,865)             1,069        270,220        (1,005,753)     88,593           --
     (6,479)        (5,801)      (5,371)            (5,592)        (8,790)          (11,659)         --           --
   (112,141)       (21,301)     (58,417)           (86,463)      (171,801)         (266,859)         82           --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
    (99,536)       377,637     (198,653)           (90,986)        97,554        (1,229,064)     88,675           --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
   (859,061)       445,627     (500,486)           (36,845)    (1,736,335)       (1,474,781)     64,735           --
  2,236,886      1,791,259    1,373,000          1,409,845      3,326,272         4,801,053          --           --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
$ 1,377,825    $ 2,236,886    $ 872,514        $ 1,373,000    $ 1,589,937       $ 3,326,272    $ 64,735         $ --
============== ============== ================ ============ ================== ============= =============== ========

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                       MIST                           MIST                            MIST
                                   PIONEER STRATEGIC INCOME    MFS EMERGING MARKETS EQUITY    LOOMIS SAYLES GLOBAL MARKETS
                                                SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------- ------------------------------ -------------------------------
                                        2008           2007           2008            2007         2008               2007
                                   --------------- ----------  ---------------- ------------- ---------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 30,761         $ (1,205)     $ (23,171)       $ (3,754)    $ 26,636           $ (3,239)
  Net realized gains (losses)        (53,087)            (287)      (360,236)         37,453      (81,809)             4,846
  Change in unrealized gains
     (losses) on investments         (89,863)           5,706     (1,821,139)         (1,103)    (277,717)            50,572
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets resulting
       from operations              (112,189)           4,214     (2,204,546)         32,596     (332,890)            52,179
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 --               --          7,519           8,115        6,856              5,730
  Net transfers (including fixed
     account)                        673,965          192,336      3,143,076         590,208      377,524            201,129
  Contract charges                      (775)              --         (7,638)           (472)      (2,912)              (691)
  Transfers for contract benefits
     and terminations               (186,529)            (940)      (166,467)         (2,285)     (73,334)            (3,899)
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    486,661          191,396      2,976,490         595,566      308,134            202,269
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets                 374,472          195,610        771,944         628,162      (24,756)           254,448
NET ASSETS:
  Beginning of period                215,973           20,363        812,032         183,870      405,238            150,790
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
  End of period                    $ 590,445        $ 215,973    $ 1,583,976       $ 812,032    $ 380,482          $ 405,238
                                   =============== ===========  ================ ============= ================ =============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                       MIST                          MIST
                                                                                   AMERICAN                      AMERICAN
                                                                        MIST          FUNDS           MIST          FUNDS
                        MIST                        MIST            AMERICAN       BALANCED       AMERICAN         GROWTH
MET/AIM CAPITAL APPRECIATION    RAINIER LARGE CAP EQUITY        FUNDS GROWTH     ALLOCATION     FUNDS BOND     ALLOCATION
                 SUB-ACCOUNT                 SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
------------------------------- ------------------------------ --------------- -------------- -------------- --------------
     2008               2007        2008         2007 (A)            2008 (B)       2008 (B)       2008 (B)       2008 (B)
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
  $ 8,444          $ (26,602)   $ (1,531)             $ --           $ 7,453       $ 27,453        $ 8,954       $ 45,285
  (40,865)           (78,252)        312                --           (10,261)      (105,306)          (112)        (7,312)
 (708,069)           293,072     (41,979)               --          (151,558)      (332,185)       (10,363)      (455,046)
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
 (740,490)           188,218     (43,198)               --          (154,366)      (410,038)        (1,521)      (417,073)
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
       --                 --      71,689                --             1,496            100            748         20,000
  (14,417)           (72,275)     37,563                --           400,633      1,489,805        206,630      1,624,843
   (2,075)            (1,969)       (475)               --              (858)        (7,603)          (155)        (3,044)
 (150,108)          (255,916)       (552)               --            (6,462)       (19,460)        (1,874)        (4,078)
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
 (166,600)          (330,160)    108,225                --           394,809      1,462,842        205,349      1,637,721
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
 (907,090)          (141,942)     65,027                --           240,443      1,052,804        203,828      1,220,648
1,816,460          1,958,402          --                --                --             --             --             --
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
$ 909,370        $ 1,816,460    $ 65,027              $ --         $ 240,443    $ 1,052,804      $ 203,828    $ 1,220,648
=============== ============== =========== =================== =============== ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                           MIST                            MIST
                                            MIST       AMERICAN            MIST    MET/FRANKLIN
                                        AMERICAN          FUNDS    MET/FRANKLIN       TEMPLETON
                                           FUNDS       MODERATE          MUTUAL        FOUNDING                       RUSSELL
                                   INTERNATIONAL     ALLOCATION          SHARES        STRATEGY            MULTI-STYLE EQUITY
                                     SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT                   SUB-ACCOUNT
                                   ---------------- -------------- --------------- --------------- -----------------------------
                                         2008 (B)       2008 (B)        2008 (B)        2008 (B)        2008             2007
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 7,044        $ 2,814         $ 6,498         $ 1,127        $ 797         $ (7,655)
  Net realized gains (losses)             (3,852)       (48,892)        (18,235)           (430)     (11,770)         144,953
  Change in unrealized gains
     (losses) on investments               4,242        (21,881)        (29,098)        (51,255)    (557,878)          29,934
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                     7,434        (67,959)        (40,835)        (50,558)    (568,851)         167,232
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                     --             --             450          42,000        1,080            1,780
  Net transfers (including fixed
     account)                            104,973        200,768         316,682         142,458       32,530         (290,929)
  Contract charges                           (12)          (775)           (325)           (934)        (262)            (283)
  Transfers for contract benefits
     and terminations                       (734)          (785)         (2,024)             29     (424,429)        (512,879)
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        104,227        199,208         314,783         183,553     (391,081)        (802,311)
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets                     111,661        131,249         273,948         132,995     (959,932)        (635,079)
NET ASSETS:
  Beginning of period                         --             --              --              --    1,683,870        2,318,949
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
  End of period                        $ 111,661      $ 131,249       $ 273,948       $ 132,995    $ 723,938      $ 1,683,870
                                   ================ ============== =============== =============== ============ ================

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                  RUSSELL
        AGGRESSIVE EQUITY          RUSSELL NON-U.S.           RUSSELL CORE BOND    RUSSELL REAL ESTATE SECURITIES
              SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT                       SUB-ACCOUNT
---------------------------- ------------------------- --------------------------- ---------------------------------
     2008            2007         2008         2007         2008           2007        2008                  2007
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
 $ (1,355)         $ (4,058)    $ (8,680)     $ 8,896     $ 23,745       $ 45,674       $ 720               $ 1,424
  (18,411)           72,128      (13,915)     310,895        2,793            307      (3,508)               63,591
  (88,205)          (57,032)    (283,879)    (233,363)     (74,093)        21,071     (52,305)              (95,446)
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
 (107,971)           11,038     (306,474)      86,428      (47,555)        67,052     (55,093)              (30,431)
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
      144               232          486          818           --            400          90                   170
    8,965           (54,449)      20,771     (183,011)     (67,934)        20,815       5,669                (8,204)
      (62)              (68)        (107)        (126)        (115)          (130)        (21)                  (25)
  (84,600)         (102,894)    (213,227)    (281,736)    (295,359)      (377,287)     (4,356)              (63,336)
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
  (75,553)         (157,179)    (192,077)    (464,055)    (363,408)      (356,202)      1,382               (71,395)
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
 (183,524)         (146,141)    (498,551)    (377,627)    (410,963)      (289,150)    (53,711)             (101,826)
  308,931           455,072      853,130    1,230,757    1,149,258      1,438,408     148,973               250,799
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
$ 125,407         $ 308,931    $ 354,579    $ 853,130    $ 738,295    $ 1,149,258    $ 95,262             $ 148,973
================ =========== ============ ============ ============ ============== =========== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                       AIM V.I. INTERNATIONAL            DWS GOVERNMENT &
                                                       GROWTH           AGENCY SECURITIES         MSF DAVIS VENTURE VALUE
                                                  SUB-ACCOUNT                 SUB-ACCOUNT                     SUB-ACCOUNT
                                   ----------------------------- --------------------------- -------------------------------
                                        2008             2007         2008           2007            2008            2007
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ (8,083)         $ (13,248)     $ 5,436        $ 8,211       $ (80,037)     $ (274,693)
  Net realized gains (losses)         49,036            155,141          752         (1,031)        256,848       2,432,524
  Change in unrealized gains
     (losses) on investments        (459,509)              (875)        (927)           895     (10,201,029)     (1,256,802)
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations              (418,556)           141,018        5,261          8,075     (10,024,218)        901,029
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              8,894              1,890           --             --         185,363         384,441
  Net transfers (including fixed
     account)                        (92,100)          (360,136)     (26,789)         3,973        (711,559)     (4,615,703)
  Contract charges                    (3,109)            (3,201)        (124)          (119)        (85,550)        (98,006)
  Transfers for contract benefits
     and terminations                (62,071)           (70,591)     (23,973)       (73,101)     (1,856,415)     (3,091,460)
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (148,386)          (432,038)     (50,886)       (69,247)     (2,468,161)     (7,420,728)
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
     Net increase (decrease)
       in net assets                (566,942)          (291,020)     (45,625)       (61,172)    (12,492,379)     (6,519,699)
NET ASSETS:
  Beginning of period              1,140,247          1,431,267      178,667        239,839      26,447,088      32,966,787
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
  End of period                    $ 573,305        $ 1,140,247    $ 133,042      $ 178,667    $ 13,954,709    $ 26,447,088
                                   ================ ============ ================ ========== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

        MSF HARRIS OAKMARK                                                                                MSF CAPITAL
             FOCUSED VALUE           MSF JENNISON GROWTH          MSF MFS TOTAL RETURN           GUARDIAN U.S. EQUITY
               SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
----------------------------- ----------------------------- ----------------------------- ------------------------------
       2008           2007           2008           2007           2008           2007           2008            2007
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
  $ (97,433)    $ (128,391)      $ 37,361     $ (114,691)     $ 137,580       $ 63,979      $ (20,058)     $ (126,720)
    273,831      1,263,317        472,261        926,001        265,440        343,518        758,555       1,675,403
 (3,330,193)    (1,844,089)    (3,071,142)       (66,489)    (1,815,126)      (198,312)    (5,249,620)     (1,640,186)
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
 (3,153,795)      (709,163)    (2,561,520)       744,821     (1,412,106)       209,185     (4,511,123)        (91,503)
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
    126,118         66,850         96,678         36,735             75         24,550         12,076          26,388
   (328,099)      (674,719)      (828,375)    (1,223,049)      (369,922)        53,160       (821,376)       (464,530)
    (21,742)       (27,622)       (24,575)       (27,493)       (13,037)       (11,262)       (14,137)        (15,876)
   (524,046)      (946,964)      (548,384)      (867,861)      (598,103)      (429,836)    (1,122,208)     (2,407,181)
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
   (747,769)    (1,582,455)    (1,304,656)    (2,081,668)      (980,987)      (363,388)    (1,945,645)     (2,861,199)
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
 (3,901,564)    (2,291,618)    (3,866,176)    (1,336,847)    (2,393,093)      (154,203)    (6,456,768)     (2,952,702)
  7,309,240      9,600,858      7,709,863      9,046,710      6,596,531      6,750,734     12,307,096      15,259,798
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
$ 3,407,676    $ 7,309,240    $ 3,843,687    $ 7,709,863    $ 4,203,438    $ 6,596,531    $ 5,850,328    $ 12,307,096
============== ============== ============== ============== ============== ============== ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                            MSF JULIUS BAER
                                        INTERNATIONAL STOCK       MSF METLIFE STOCK INDEX      MSF BLACKROCK MONEY MARKET
                                                SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------- ----------------------------- -------------------------------
                                        2008           2007           2008           2007            2008            2007
                                   ------------ -------------- -------------- -------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 11,831       $ (7,037)       $ 4,233      $ (80,103)      $ 155,437       $ 425,136
  Net realized gains (losses)         83,490        338,521        158,951        892,962              --              --
  Change in unrealized gains
     (losses) on investments        (540,761)      (233,512)    (2,906,318)      (498,557)             --              --
                                   ------------ -------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations              (445,440)        97,972     (2,743,134)       314,302         155,437         425,136
                                   ------------ -------------- -------------- -------------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              5,860         30,018         95,766         13,418         106,684          52,345
  Net transfers (including fixed
     account)                          7,364       (575,088)      (149,011)      (540,647)     16,150,237       6,136,404
  Contract charges                    (3,472)        (4,059)       (25,642)       (31,147)        (74,467)        (39,501)
  Transfers for contract benefits
     and terminations                (52,608)       (50,267)      (990,507)    (1,472,809)     (8,749,833)     (8,022,936)
                                   ------------ -------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (42,856)      (599,396)    (1,069,394)    (2,031,185)      7,432,621      (1,873,688)
                                   ------------ -------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets                (488,296)      (501,424)    (3,812,528)    (1,716,883)      7,588,058      (1,448,552)
NET ASSETS:
  Beginning of period              1,024,941      1,526,365      7,830,961      9,547,844      14,689,078      16,137,630
                                   ------------ -------------- -------------- -------------- --------------- ---------------
  End of period                    $ 536,645    $ 1,024,941    $ 4,018,433    $ 7,830,961    $ 22,277,136    $ 14,689,078
                                   ============ ============== ============== ============== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                 MSF FRANKLIN TEMPLETON    MSF WESTERN ASSET MANAGEMENT
 MSF BLACKROCK BOND INCOME    MSF BLACKROCK STRATEGIC VALUE            SMALL CAP GROWTH    STRATEGIC BOND OPPORTUNITIES
               SUB-ACCOUNT                      SUB-ACCOUNT                 SUB-ACCOUNT                     SUB-ACCOUNT
----------------------------- -------------------------------- --------------------------- -------------------------------
       2008           2007         2008                2007         2008           2007         2008               2007
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
   $ 78,305       $ 29,706     $ (3,621)           $ (5,834)   $ (12,022)     $ (17,913)    $ 14,985            $ 7,401
    (50,581)        41,700       19,483              39,714       69,045        171,540       (6,471)             7,008
   (144,415)         5,691     (148,530)            (51,424)    (492,425)       (87,284)     (99,536)               682
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
   (116,691)        77,097     (132,668)            (17,544)    (435,402)        66,343      (91,022)            15,091
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
      6,811         48,990           --                  50        5,744          5,850           --                 --
    676,284       (974,715)       7,687            (111,839)      57,319     (1,011,831)     (89,151)          (110,923)
     (5,098)        (4,547)      (1,097)             (1,160)      (3,640)        (4,035)      (2,335)            (2,238)
   (323,863)      (630,424)     (19,267)            (25,001)     (43,227)       (71,755)     (45,012)           (78,685)
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
    354,134     (1,560,696)     (12,677)           (137,950)      16,196     (1,081,771)    (136,498)          (191,846)
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
    237,443     (1,483,599)    (145,345)           (155,494)    (419,206)    (1,015,428)    (227,520)          (176,755)
  1,650,309      3,133,908      351,242             506,736    1,024,102      2,039,530      650,719            827,474
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
$ 1,887,752    $ 1,650,309    $ 205,897           $ 351,242    $ 604,896    $ 1,024,102    $ 423,199          $ 650,719
============== ============== ============ =================== ============ ============== ============ ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                             MSF WESTERN ASSET           MSF T. ROWE PRICE             MSF T. ROWE PRICE
                                    MANAGEMENT U.S. GOVERNMENT            SMALL CAP GROWTH              LARGE CAP GROWTH
                                                   SUB-ACCOUNT                 SUB-ACCOUNT                   SUB-ACCOUNT
                                    ----------------------------- --------------------------- -----------------------------
                                           2008           2007         2008           2007           2008           2007
                                    -------------- -------------- ------------ -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 39,133       $ (5,774)   $ (11,731)     $ (15,872)     $ (47,288)     $ (74,728)
  Net realized gains (losses)            (1,783)            61      148,994         57,422         86,780        637,102
  Change in unrealized appreciation
     (depreciation) on investments      (87,010)        31,657     (482,671)        51,347     (2,290,067)       (38,335)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                  (49,660)        25,944     (345,408)        92,897     (2,250,575)       524,039
                                    -------------- -------------- ------------ -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contracts owners                   --          5,250        1,400          1,421         28,522         37,542
  Net transfers (including fixed
     account)                           614,815      1,165,054      (59,419)       (83,936)      (269,940)    (4,324,066)
  Contract charges                       (1,385)          (141)      (2,110)        (2,328)       (16,412)       (18,179)
  Transfers for contract benefits &
     terminations                       (19,460)        (2,155)     (48,934)      (179,171)      (298,971)      (600,593)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from unit transactions           593,970      1,168,008     (109,063)      (264,014)      (556,801)    (4,905,296)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets                    544,310      1,193,952     (454,471)      (171,117)    (2,807,376)    (4,381,257)
NET ASSETS:
  Beginning of period                 1,342,117        148,165    1,006,736      1,177,853      5,495,481      9,876,738
                                    -------------- -------------- ------------ -------------- -------------- --------------
  End of period                     $ 1,886,427    $ 1,342,117    $ 552,265    $ 1,006,736    $ 2,688,105    $ 5,495,481
                                    ============== ============== ============ ============== ============== ==============


(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

         MSF OPPENHEIMER            MSF
           GLOBAL EQUITY      MFS VALUE    PUTNAM VT GROWTH AND INCOME            PUTNAM VT VISTA
             SUB-ACCOUNT    SUB-ACCOUNT                    SUB-ACCOUNT                SUB-ACCOUNT
--------------------------- -------------- ------------------------------ --------------------------
     2008           2007        2008 (B)        2008              2007        2008           2007
------------ -------------- -------------- ------------ ----------------- ----------- --------------
 $ 10,790       $ (1,536)        $ (756)     $ 8,797           $ 2,876    $ (2,025)      $ (3,210)
    4,503         34,674           (127)      74,100           308,130     (10,641)        (3,526)
 (562,490)        34,213        (51,498)    (511,202)         (385,659)    (66,686)        17,043
------------ -------------- -------------- ------------ ----------------- ----------- --------------
 (547,197)        67,351        (52,381)    (428,305)          (74,653)    (79,352)        10,307
------------ -------------- -------------- ------------ ----------------- ----------- --------------
       --            477             --           --                --          --             21
  (41,920)        86,798        238,940      (34,759)          (54,981)    (29,970)           810
   (3,077)        (3,301)            --       (1,616)           (2,630)        (78)          (132)
 (102,189)       (31,167)            10      (94,088)         (450,101)     (8,764)       (91,493)
------------ -------------- -------------- ------------ ----------------- ----------- --------------
 (147,186)        52,807        238,950     (130,463)         (507,712)    (38,812)       (90,794)
------------ -------------- -------------- ------------ ----------------- ----------- --------------
 (694,383)       120,158        186,569     (558,768)         (582,365)   (118,164)       (80,487)
1,406,728      1,286,570             --    1,145,146         1,727,511     193,200        273,687
------------ -------------- -------------- ------------ ----------------- ----------- --------------
$ 712,345    $ 1,406,728      $ 186,569    $ 586,378       $ 1,145,146    $ 75,036      $ 193,200
============ ============== ============== ============ ================= =========== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                          FTVIPT TEMPLETON              FTVIPT TEMPLETON
                                       PUTNAM VT EQUITY INCOME           GROWTH SECURITIES            FOREIGN SECURITIES
                                                   SUB-ACCOUNT                 SUB-ACCOUNT                   SUB-ACCOUNT
                                    ----------------------------- ---------------- ---------- -----------------------------
                                           2008           2007         2008           2007           2008           2007
                                    -------------- -------------- ------------ -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 30,011       $ 13,592      $ 4,716        $ 2,146       $ 26,354       $ 17,768
  Net realized gains (losses)            77,904        406,990      (21,858)        76,298        195,575        881,887
  Change in unrealized appreciation
     (depreciation) on investments   (1,195,115)      (315,838)    (291,510)       (67,112)    (1,430,917)      (444,802)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations               (1,087,200)       104,744     (308,652)        11,332     (1,208,988)       454,853
                                    -------------- -------------- ------------ -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contracts owners                   75         16,682           --         18,450         10,406          6,508
  Net transfers (including fixed
     account)                          (448,816)       130,359       22,505         60,652       (134,854)    (1,807,866)
  Contract charges                       (7,488)        (8,555)      (1,094)        (1,222)        (8,861)       (10,430)
  Transfers for contract benefits &
     terminations                      (259,879)      (407,863)    (120,133)       (83,396)      (303,701)      (379,021)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from unit transactions          (716,108)      (269,377)     (98,722)        (5,516)      (437,010)    (2,190,809)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets                 (1,803,308)      (164,633)    (407,374)         5,816     (1,645,998)    (1,735,956)
NET ASSETS:
  Beginning of period                 3,895,545      4,060,178      735,820        730,004      3,184,231      4,920,187
                                    -------------- -------------- ------------ -------------- -------------- --------------
  End of period                     $ 2,092,237    $ 3,895,545    $ 328,446      $ 735,820    $ 1,538,233    $ 3,184,231
                                    ============== ============== ============ ============== ============== ==============

(a) For the period November 12, 2007 to December 31, 2007. (b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.


         FIDELITY VIP               FIDELITY VIP
  GROWTH OPPORTUNTIES              EQUITY-INCOME       PIMCO VIT HIGH YIELD    PIMCO VIT LOW DURATION
          SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT               SUB-ACCOUNT
------------------------ --------------------------- ------------------------- -------------------------
   2008          2007         2008           2007         2008         2007         2008         2007
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
 $ (116)         $ (225)     $ 1,412          $ 369     $ 42,909     $ 50,204     $ 10,102     $ 14,315
   (783)              7      (34,255)        62,307      (22,596)      12,045        2,638       (1,760)
 (8,020)          3,259     (149,305)       (63,326)    (199,604)     (40,004)     (19,412)      11,549
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
 (8,919)          3,041     (182,148)          (650)    (179,291)      22,245       (6,672)      24,104
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
     --              --           --          1,440        1,530       14,650          600           --
    161            (297)     (95,468)       (56,634)      (9,243)    (754,936)     (54,425)     (77,265)
     (3)             (3)      (1,165)        (1,272)      (2,941)      (3,180)        (752)        (818)
 (1,158)           (721)     (23,789)       (16,109)     (59,375)     (98,988)     (53,620)     (49,236)
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
 (1,000)         (1,021)    (120,422)       (72,575)     (70,029)    (842,454)    (108,197)    (127,319)
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
 (9,919)          2,020     (302,570)       (73,225)    (249,320)    (820,209)    (114,869)    (103,215)
 16,289          14,269      504,214        577,439      752,149    1,572,358      415,289      518,504
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
$ 6,370        $ 16,289    $ 201,644      $ 504,214    $ 502,829    $ 752,149    $ 300,420    $ 415,289
============== ========= ================ ========== ============ ============ ============ ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                      PIMCO VIT STOCKSPLUS
                                         GROWTH AND INCOME        PIMCO VIT TOTAL RETURN    AMERICAN FUNDS GLOBAL GROWTH
                                               SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------- ----------------------------- -------------------------------
                                        2008          2007           2008           2007         2008               2007
                                    -----------  ------------ -------------- -------------- ------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 2,007       $ 2,821       $ 57,982       $ 73,700      $ 1,146            $ 2,850
  Net realized gains (losses)           (442)        1,622         41,217          9,577      (29,841)             5,210
  Change in unrealized appreciation
     (depreciation) on investments   (20,159)       (2,276)       (43,807)        69,274      (94,025)               893
                                    -----------  ------------ -------------- -------------- ------------  -----------------
     Net increase (decrease)
       in net assets resulting
       from operations               (18,594)        2,167         55,392        152,551     (122,720)             8,953
                                    -----------  ------------ -------------- -------------- ------------  -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contracts owners                --            --          3,139             --           --              7,577
  Net transfers (including fixed
     account)                            939         8,498       (466,679)      (145,606)     146,396            151,858
  Contract charges                      (137)         (115)        (5,212)        (4,254)        (662)              (306)
  Transfers for contract benefits &
     terminations                     (1,977)       (5,820)      (115,050)      (383,783)     (60,734)              (432)
                                    -----------  ------------ -------------- -------------- ------------  -----------------
     Net increase (decrease)
       in net assets resulting
       from unit transactions         (1,175)        2,563       (583,802)      (533,643)      85,000            158,697
                                    -----------  ------------ -------------- -------------- ------------  -----------------
     Net increase (decrease)
       in net assets                 (19,769)        4,730       (528,410)      (381,092)     (37,720)           167,650
NET ASSETS:
  Beginning of period                 45,507        40,777      2,153,483      2,534,575      174,036              6,386
                                    -----------  ------------ -------------- -------------- ------------  -----------------
  End of period                     $ 25,738      $ 45,507    $ 1,625,073    $ 2,153,483    $ 136,316          $ 174,036
                                    ===========  ============ ============== ============== ============  ==================

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

      AMERICAN
         FUNDS       AMERICAN
  GLOBAL SMALL          FUNDS
CAPITALIZATION         GROWTH
   SUB-ACCOUNT    SUB-ACCOUNT
----------------- --------------
       2008 (B)       2008 (B)
----------------- --------------
        $ (237)       $ 1,274
        (9,649)       (12,924)
       (23,533)      (125,215)
----------------- --------------
       (33,419)      (136,865)
----------------- --------------
            --             --
        65,170        360,707
            --           (358)
            47         (3,792)
----------------- --------------
        65,217        356,557
----------------- --------------
        31,798        219,692
            --             --
----------------- --------------
      $ 31,798      $ 219,692
================= ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors Variable Annuity Account Five (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Board of Directors of MetLife Investors Insurance Company of California ("MLIOC") on March 24, 1992 to support operations of MLIOC with respect to certain variable annuity contracts (the "Contracts"). On November 9, 2006, MLIOC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Met Investors Series Trust ("MIST")*
Russell Investment Funds ("Russell")
AIM Variable Insurance Funds ("AIM V.I.")
DWS Variable Series ("DWS")
Metropolitan Series Fund, Inc. ("MSF")*
Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Fidelity Variable Insurance Products ("Fidelity VIP")
PIMCO Variable Insurance Trust ("PIMCO VIT")
American Funds Insurance Series ("American Funds")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MIST Lord Abbett Growth and Income
Sub-Account**
MIST Lord Abbett Bond Debenture Sub-Account**
MIST Van Kampen Mid Cap Growth Sub-Account**
MIST Lord Abbett Mid Cap Value Sub-Account**
MIST Oppenheimer Capital Appreciation
Sub-Account**
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account**
MIST PIMCO Total Return Sub-Account**
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account**
MIST MFS Research International Sub-Account**
MIST Met/AIM Small Cap Growth Sub-Account**
MIST Lazard Mid Cap Sub-Account**
MIST Harris Oakmark International Sub-Account

MIST Third Avenue Small Cap Value Sub-Account**
MIST Clarion Global Real Estate Sub-Account**
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account
MIST MFS Emerging Markets Equity Sub-Account**
MIST Loomis Sayles Global Markets Sub-Account

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MIST Met/AIM Capital Appreciation Sub-Account
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Growth Sub-Account (a)
MIST American Funds Balanced Allocation
Sub-Account (a)
MIST American Funds Bond Sub-Account (a)
MIST American Funds Growth Allocation
Sub-Account (a)
MIST American Funds International Sub-Account (a)
MIST American Funds Moderate Allocation
Sub-Account (a)
MIST Met/Franklin Mutual Shares Sub-Account (a)
MIST Met/Franklin Templeton Founding Strategy
Sub-Account (a)
MIST BlackRock High Yield Sub-Account*
MIST Dreman Small Cap Value Sub-Account*
MIST Met/Templeton Growth Sub-account*
Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
MSF Davis Venture Value Sub-Account**
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF Julius Baer International Stock Sub-Account
MSF MetLife Stock Index Sub-Account**

MSF BlackRock Money Market Sub-Account**
MSF BlackRock Bond Income Sub-Account**
MSF BlackRock Strategic Value Sub-Account
MSF Franklin Templeton Small Cap Growth
Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account**
MSF Western Asset Management U.S. Government
Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account**
MSF T. Rowe Price Large Cap Growth Sub-Account**
MSF Oppenheimer Global Equity Sub-Account
MSF MFS Value Sub-Account (a)
MSF Met/Dimensional International Small Company
Sub-Account* (a)
Putnam VT Growth and Income Sub-Account**
Putnam VT Vista Sub-Account**
Putnam VT Equity Income Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account**
Fidelity VIP Growth Opportunties Sub-Account
Fidelity VIP Equity-Income Sub-Account**
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
PIMCO VIT StocksPLUS Growth and Income
Sub-Account
PIMCO VIT Total Return Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization
Sub-Account (a)
American Funds Growth Sub-Account (a)

* This Sub-Account had no net assets as of December 31, 2008.

** This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.


(a) This Sub-Account began operations during the year ended December 31, 2008.

The following Sub-Accounts ceased operations during the year ended December 31, 2008:

FTVIPT Templeton Developing Markets Securities Sub-Account
MIST Strategic Growth and Income Sub-Account
MIST Strategic Conservative Growth Sub-Account
MIST Strategic Growth Sub-Account

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONCLUDED)

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGES:

OLD NAME
Neuberger Berman Real Estate Portfolio
Cyclical Growth and Income ETF Portfolio
Cyclical Growth ETF Portfolio
FI International Stock Portfolio

NEW NAME
Clarion Global Real Estate Portfolio
SSgA Growth and Income ETF Portfolio
SSgA Growth ETF Portfolio
Julius Baer International Stock Portfolio

MERGERS:

OLD NAME
Strategic Growth and Income Portfolio
Strategic Conservative Growth Portfolio
Strategic Growth Portfolio

NEW NAME
MetLife Balanced Strategy Portfolio
MetLife Growth Strategy Portfolio
MetLife Aggressive Strategy Portfolio

SUBSTITUTION:

OLD NAME
Templeton Developing Markets Securities Fund

NEW NAME
MFS Emerging Markets Equity Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts investment in shares of the portfolio, series, or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determine by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of the Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:


Level 1  Unadjusted quoted prices in active markets for identical assets.

Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.

Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied the provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS --AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and are assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

OPTIONAL DEATH BENEFIT RIDER -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2008:


Mortality and Expense Risk     0.50% - 1.60%
Administrative                 0.15% - 0.25%
Optional Death Benefit Rider   0.15% - 0.35%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONTINUED)

A contract maintenance fee of $30 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. For those contract owners who choose optional benefit riders, these charges range from .25% to 1.50% of the account value and are recorded at each contract anniversary date. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain investments in the various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                          FOR THE YEAR ENDED
                                                        AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                        ----------------------- ----------------------------
                                                                                      COST OF       PROCEEDS
                                                            SHARES     COST ($) PURCHASES ($) FROM SALES ($)
                                                        ---------- ------------ ------------- --------------
MIST Lord Abbett Growth and Income Sub-Account           2,802,384   68,668,100     8,817,723     13,293,844
MIST Lord Abbett Bond Debenture Sub-Account              1,845,866   22,400,169     1,826,947      6,496,934
MIST Van Kampen Mid Cap Growth Sub-Account                 402,924    3,791,934       550,861        764,720
MIST Lord Abbett Mid Cap Value Sub-Account               1,120,840   22,455,669     3,043,279      3,891,317
MIST Oppenheimer Capital Appreciation Sub-Account        1,549,796   12,179,192     3,469,973      2,347,954
MIST PIMCO Inflation Protected Bond Sub-Account            503,313    5,385,734     1,122,222      4,337,308
MIST Legg Mason Partners Aggressive Growth Sub-Account   1,018,375    7,418,813       165,537      1,313,113
MIST PIMCO Total Return Sub-Account                      2,079,714   23,877,609     4,947,678      7,101,280
MIST RCM Technology Sub-Account                            204,815      965,298       489,730        326,912
MIST T. Rowe Price Mid Cap Growth Sub-Account            1,079,302    8,119,717     1,350,504      1,810,415
MIST MFS Research International Sub-Account              1,306,962   16,197,716     2,411,461      3,087,943
MIST Met/AIM Small Cap Growth Sub-Account                  420,351    5,263,767       630,564      1,473,875
MIST Lazard Mid Cap Sub-Account                            457,938    6,060,096       669,018      1,053,457
MIST Harris Oakmark International Sub-Account              642,896    9,735,638     1,751,821      1,858,900
MIST Third Avenue Small Cap Value Sub-Account              422,032    6,613,858       853,235      1,298,111
MIST Clarion Global Real Estate Sub-Account                367,566    4,933,672       744,047      1,189,786
MIST Turner Mid Cap Growth Sub-Account                      70,935      861,652       188,125        262,019
MIST Goldman Sachs Mid Cap Value Sub-Account               175,247    2,334,122       267,071        442,745
MIST MetLife Defensive Strategy Sub-Account              1,577,611   16,525,463    11,968,340      6,247,769
MIST MetLife Moderate Strategy Sub-Account               3,033,498   32,486,252    11,627,740      8,730,533
MIST MetLife Balanced Strategy Sub-Account              10,020,205  101,451,284    25,346,401     21,722,433
MIST MetLife Growth Strategy Sub-Account                 9,512,313   96,787,439    27,071,294     24,059,595
MIST MetLife Aggressive Strategy Sub-Account             1,848,031   15,892,999     9,946,643      2,985,769
MIST Van Kampen Comstock Sub-Account                       452,716    4,852,567       528,087        646,748
MIST SSgA Growth ETF Sub-Account                           176,913    1,914,995       146,320        200,974
MIST SSgA Growth and Income ETF Sub-Account                103,177    1,044,577       310,530        475,588
MIST Legg Mason Value Equity Sub-Account                   348,059    3,371,697       614,859        444,694
MIST Pioneer Fund Sub-Account                                6,395       88,586        89,014            357
MIST Pioneer Strategic Income Sub-Account                   70,685      675,451       984,443        466,782
MIST MFS Emerging Markets Equity Sub-Account               277,399    3,381,457     3,723,438        688,398
MIST Loomis Sayles Global Markets Sub-Account               52,644      599,891       797,701        411,586
MIST Met/AIM Capital Appreciation Sub-Account              133,812    1,542,399        36,333        194,237
MIST Rainier Large Cap Equity Sub-Account                   11,304      107,089       110,080          2,245
MIST American Funds Growth Sub-Account (a)                  43,120      392,168       421,623         19,195
MIST American Funds Balanced Allocation Sub-Account (a)    154,417    1,385,310     2,338,592        847,917
MIST American Funds Bond Sub-Account (a)                    23,778      214,376       216,914          2,425
MIST American Funds Growth Allocation Sub-Account (a)      198,879    1,676,162     1,713,021         29,526
MIST American Funds International Sub-Account (a)           19,571      107,511       121,042          9,678
MIST American Funds Moderate Allocation Sub-Account (a)     17,572      153,318       371,296        169,083
MIST Met/Franklin Mutual Shares Sub-Account (a)             42,379      303,294       387,118         65,590
MIST Met/Franklin Templeton Founding Strategy
  Sub-Account (a)                                           19,097      184,360       186,943          2,152
Russell Multi-Style Equity Sub-Account                      79,656    1,091,975        69,034        445,350
Russell Aggressive Equity Sub-Account                       17,102      226,272        11,340         88,158
Russell Non-U.S. Sub-Account                                47,100      545,415        28,762        222,881
Russell Core Bond Sub-Account                               78,888      808,230        62,344        383,427
Russell Real Estate Securities Sub-Account                  10,078      166,723        11,447          9,231
AIM V.I. International Growth Sub-Account                   29,724      723,737        57,204        202,789
DWS Government & Agency Securities Sub-Account              10,743      129,717        10,505         55,949
MSF Davis Venture Value Sub-Account                        645,785   18,162,656       954,856      3,381,039
MSF Harris Oakmark Focused Value Sub-Account                33,001    7,423,196       961,183      1,132,656
MSF Jennison Growth Sub-Account                            495,545    5,513,475       869,609      1,627,528
MSF MFS Total Return Sub-Account                            39,430    5,601,481       802,731      1,197,140
MSF Capital Guardian U.S. Equity Sub-Account               907,687   10,375,417     1,604,910      2,244,055
MSF Julius Baer International Stock Sub-Account             69,834      799,386       180,714        112,163

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                             FOR THE YEAR ENDED
                                                           AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                           ----------------------- ----------------------------
                                                                                         COST OF       PROCEEDS
                                                            SHARES        COST ($) PURCHASES ($) FROM SALES ($)
                                                           ------- --------------- ------------- --------------
MSF MetLife Stock Index Sub-Account                        187,505       5,808,475       461,650      1,265,580
MSF BlackRock Money Market Sub-Account                     222,781      22,278,144    18,640,956     11,052,797
MSF BlackRock Bond Income Sub-Account                       18,619       1,978,016     1,302,831        869,982
MSF BlackRock Strategic Value Sub-Account                   24,710         406,866        38,345         25,296
MSF Franklin Templeton Small Cap Growth Sub-Account        108,880       1,090,405       175,670         82,662
MSF Western Asset Management Strategic Bond
  Opportunities Sub-Account                                 41,170         510,623        26,879        144,806
MSF Western Asset Management U.S. Government
  Sub-Account                                              158,963       1,938,275       701,086         67,656
MSF T. Rowe Price Small Cap Growth Sub-Account              62,179         831,879       190,815        142,673
MSF T. Rowe Price Large Cap Growth Sub-Account             298,264       4,108,361       464,193        815,596
MSF Oppenheimer Global Equity Sub-Account                   72,303       1,123,022       131,531        224,081
MSF MFS Value Sub-Account (a)                               20,215         238,086       238,952            740
Putnam VT Growth and Income Sub-Account                     51,011       1,192,155       195,358        151,735
Putnam VT Vista Sub-Account                                  8,872         130,271           721         41,404
Putnam VT Equity Income Sub-Account                        216,495       2,928,408       210,829        752,019
FTVIPT Templeton Growth Securities Sub-Account              39,997         572,853       101,497        152,159
FTVIPT Templeton Foreign Securities Sub-Account            142,715       2,265,121       384,864        553,729
Fidelity VIP Growth Opportunities Sub-Account                  642          12,950           332          1,427
Fidelity VIP Equity-Income Sub-Account                      15,553         364,898        21,641        140,047
PIMCO VIT High Yield Sub-Account                            88,948         713,629       123,781        149,024
PIMCO VIT Low Duration Sub-Account                          31,085         317,999        59,631        152,588
PIMCO VIT StocksPLUS Growth and Income Sub-Account           4,389          42,608         6,446          5,539
PIMCO VIT Total Return Sub-Account                         157,656       1,610,093       122,682        616,791
American Funds Global Growth Sub-Account                     9,854         229,764       231,689        120,183
American Funds Global Small Capitalization Sub-Account (a)   2,896          55,474        90,789         21,884
American Funds Growth Sub-Account (a)                        6,611         345,167       443,502         76,543

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


5. SCHEDULES OF UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   MIST LORD ABBETT GROWTH       MIST LORD ABBETT BOND             MIST VAN KAMPEN
                                                AND INCOME                   DEBENTURE              MID CAP GROWTH
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2008           2007          2008          2007          2008          2007
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units beginning of year           1,528,382      1,915,946     1,459,734     1,612,795       381,099       398,049
Units issued and transferred
  from other funding options         35,953         41,592        46,460       216,324        15,530        50,694
Units redeemed and transferred to
  other funding options            (294,372)      (429,156)     (364,931)     (369,385)      (75,163)      (67,644)
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units end of year                 1,269,963      1,528,382     1,141,263     1,459,734       321,466       381,099
                                  ============ ============== ============= ============= ============= =============
                                  MIST LEGG MASON PARTNERS
                                         AGGRESSIVE GROWTH     MIST PIMCO TOTAL RETURN         MIST RCM TECHNOLOGY
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2008           2007          2008          2007          2008          2007
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units beginning of year           1,121,012      1,495,494     2,095,179     2,905,103       179,958       257,635
Units issued and transferred
  from other funding options         41,702         69,113       335,139       229,326        31,076        32,738
Units redeemed and transferred to
  other funding options            (208,153)      (443,595)     (607,488)   (1,039,250)      (71,712)     (110,415)
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units end of year                   954,561      1,121,012     1,822,830     2,095,179       139,322       179,958
                                  ============ ============== ============= ============= ============= =============
                                                                   MIST HARRIS OAKMARK           MIST THIRD AVENUE
                                       MIST LAZARD MID CAP               INTERNATIONAL             SMALL CAP VALUE
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2008           2007          2008          2007          2008          2007
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units beginning of year             390,865        212,281       590,374       660,763       415,915       506,048
Units issued and transferred
  from other funding options         21,581        293,109        30,608        37,700        38,779        27,355
Units redeemed and transferred to
  other funding options             (80,768)      (114,525)     (129,637)     (108,089)      (90,314)     (117,488)
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units end of year                   331,678        390,865       491,344       590,374       364,381       415,915
                                  ============ ============== ============= ============= ============= =============
                                    MIST METLIFE DEFENSIVE       MIST METLIFE MODERATE       MIST METLIFE BALANCED
                                                  STRATEGY                    STRATEGY                    STRATEGY
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2008           2007          2008          2007          2008          2007
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units beginning of year           1,001,393        724,900     2,714,321     3,212,936     9,010,225     9,580,884
Units issued and transferred
  from other funding options      1,256,533      1,092,773     1,184,082       476,011     1,949,860       640,155
Units redeemed and transferred to
  other funding options            (744,932)      (816,280)   (1,020,039)     (974,626)   (2,201,892)   (1,210,814)
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units end of year                 1,512,995      1,001,393     2,878,364     2,714,321     8,758,193     9,010,225
                                  ============ ============== ============= ============= ============= =============

MIST LORD ABBETT MID CAP    MIST OPPENHEIMER CAPITAL      MIST PIMCO INFLATION
                   VALUE                APPRECIATION            PROTECTED BOND
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- --------------------------- -------------------------
      2008          2007         2008           2007        2008          2007
------------- ------------- ------------ -------------- ----------- -------------
   829,490       881,141    1,304,138      1,689,855     729,577     1,004,539
    34,015       226,734       79,530         89,025      81,550        52,378
  (185,367)     (278,385)    (296,718)      (474,742)   (360,348)     (327,340)
------------- ------------- ------------ -------------- ----------- -------------
   678,139       829,490    1,086,950      1,304,138     450,779       729,577
============= ============= ============ ============== =========== =============
      MIST T. ROWE PRICE           MIST MFS RESEARCH    MIST MET/AIM SMALL CAP
          MID CAP GROWTH               INTERNATIONAL                    GROWTH
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- --------------------------- -------------------------
      2008          2007         2008           2007        2008          2007
------------- ------------- ------------ -------------- ----------- -------------
 1,147,093     1,656,280    1,028,048      1,398,462     462,928       662,032
    66,018        63,695       58,990         90,522      24,366        15,359
  (229,921)     (572,882)    (210,941)      (460,936)   (118,955)     (214,463)
------------- ------------- ------------ -------------- ----------- -------------
   983,191     1,147,093      876,097      1,028,048     368,338       462,928
============= ============= ============ ============== =========== =============
MIST CLARION GLOBAL REAL         MIST TURNER MID CAP        MIST GOLDMAN SACHS
                  ESTATE                      GROWTH             MID CAP VALUE
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- --------------------------- -------------------------
      2008          2007         2008           2007        2008          2007
------------- ------------- ------------ -------------- ----------- -------------
   348,500       482,911       76,486         94,556     170,346       200,535
    33,792        43,013        9,755          7,032       9,450        37,110
   (96,974)     (177,424)     (21,155)       (25,102)    (34,461)      (67,299)
------------- ------------- ------------ -------------- ----------- -------------
   285,317       348,500       65,085         76,486     145,335       170,346
============= ============= ============ ============== =========== =============
     MIST METLIFE GROWTH     MIST METLIFE AGGRESSIVE           MIST VAN KAMPEN
                STRATEGY                    STRATEGY                  COMSTOCK
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- --------------------------- -------------------------
      2008          2007         2008           2007        2008          2007
------------- ------------- ------------ -------------- ----------- -------------
 8,323,371     8,584,569      732,734        997,155     450,805       508,237
 2,369,057       624,534    1,061,303        325,771      55,064        78,122
(2,247,155)     (885,732)    (274,528)      (590,192)    (85,148)     (135,554)
------------- ------------- ------------ -------------- ----------- -------------
 8,445,273     8,323,371    1,519,509        732,734     420,721       450,805
============= ============= ============ ============== =========== =============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                          MIST SSGA GROWTH AND    MIST LEGG MASON VALUE
                                  MIST SSGA GROWTH ETF              INCOME ETF                   EQUITY
                                           SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
                                  ----------------------- ----------------------- ------------------------
                                     2008         2007       2008         2007       2008          2007
                                  ---------- ------------ ---------- ------------ ---------- -------------
Units beginning of year           188,381      157,057    118,434      126,353    321,742       430,376
Units issued and transferred
  from other funding options        7,205       33,617     27,426          100     89,537        18,278
Units redeemed and transferred to
  other funding options           (19,951)      (2,293)   (43,973)      (8,019)   (67,218)     (126,912)
                                  ---------- ------------ ---------- ------------ ---------- -------------
Units end of year                 175,636      188,381    101,887      118,434    344,061       321,742
                                  ========== ============ ========== ============ ========== =============

                                       MIST LOOMIS SAYLES          MIST MET/AIM CAPITAL       MIST RAINIER LARGE CAP
                                           GLOBAL MARKETS                  APPRECIATION                       EQUITY
                                              SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                  ------------------------------ ----------------------------- ----------------------------
                                     2008                2007       2008               2007         2008         2007 (A)
                                  -------------  --------------- ------------  --------------- --------------  ------------
Units beginning of year            31,213              14,592    111,257            168,519           --              --
Units issued and transferred
  from other funding options       62,667              18,714      1,037            131,438       11,557              --
Units redeemed and transferred to
  other funding options           (44,736)             (2,093)   (13,806)          (188,700)        (160)             --
                                  -------------  --------------- ------------  --------------- --------------  ------------
Units end of year                  49,144              31,213     98,488            111,257       11,397              --
                                  =============  =============== ============  =============== ==============  ============

                                                           MIST
                                           MIST    MET/FRANKLIN
                                   MET/FRANKLIN       TEMPLETON
                                         MUTUAL        FOUNDING
                                         SHARES        STRATEGY    RUSSELL MULTI-STYLE EQUITY    RUSSELL AGGRESSIVE EQUITY
                                    SUB-ACCOUNT     SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                  -------------  --------------- ----------------------------- ----------------------------
                                  2008 (B)            2008 (B)      2008               2007         2008            2007
                                  -------------  --------------- ------------  --------------- --------------  ------------
Units beginning of year                --                  --    117,189            175,616       19,971          29,998
Units issued and transferred
  from other funding options       50,159              19,037      4,245              1,191          912             323
Units redeemed and transferred to
  other funding options            (8,648)               (116)   (35,464)           (59,618)      (6,480)        (10,350)
                                  -------------  --------------- ------------  --------------- --------------  ------------
Units end of year                  41,512              18,921     85,970            117,189       14,403          19,971
                                  =============  =============== ============  =============== ==============  ============

                                   AIM V.I. INTERNATIONAL       DWS GOVERNMENT & AGENCY
                                                   GROWTH                    SECURITIES      MSF DAVIS VENTURE VALUE
                                              SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                  -------------------------- ----------------------------- ----------------------------
                                     2008            2007       2008               2007         2008            2007
                                  ---------- --------------- ---------- ------------------ ------------ ---------------
Units beginning of year            51,596          69,370     12,257             17,174    1,708,658       2,206,484
Units issued and transferred
  from other funding options        3,942           2,840        213                427       95,764          87,627
Units redeemed and transferred to
  other funding options           (11,754)        (20,614)    (3,641)            (5,344)    (292,150)       (585,453)
                                  ---------- --------------- ---------- ------------------ ------------ ---------------
Units end of year                  43,783          51,596      8,829             12,257    1,512,272       1,708,658
                                  ========== =============== ========== ================== ============ ===============

                    MIST PIONEER STRATEGIC           MIST MFS EMERGING
  MIST PIONEER FUND                 INCOME              MARKETS EQUITY
        SUB-ACCOUNT            SUB-ACCOUNT                 SUB-ACCOUNT
------------------- ------------------------- ---------------------------
    2008       2007     2008          2007        2008            2007
-------- ---------- ----------- ------------- ----------- ---------------
      --         --   10,589           997      57,753          17,596
   4,451         --   46,171        10,634     278,033          54,508
      --         --  (24,676)       (1,042)    (87,978)        (14,351)
-------- ---------- ----------- ------------- ----------- ---------------
   4,451         --   32,085        10,589     247,808          57,753
======== ========== =========== ============= =========== ===============

                         MIST                          MIST                           MIST
         MIST        AMERICAN           MIST       AMERICAN           MIST        AMERICAN
      AMERICAN          FUNDS       AMERICAN          FUNDS       AMERICAN           FUNDS
         FUNDS       BALANCED          FUNDS         GROWTH          FUNDS        MODERATE
        GROWTH     ALLOCATION           BOND     ALLOCATION  INTERNATIONAL      ALLOCATION
   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
-------------- -------------- -------------- -------------- -------------- ---------------
    2008 (B)       2008 (B)       2008 (B)       2008 (B)       2008 (B)       2008 (B)
-------------- -------------- -------------- -------------- -------------- ---------------
         --             --             --             --             --             --
     44,762        250,277         29,014        195,537         20,159         40,010
     (2,972)       (99,929)        (6,192)        (3,425)        (1,697)       (22,914)
-------------- -------------- -------------- -------------- -------------- ---------------
     41,790        150,349         22,822        192,112         18,462         17,095
============== ============== ============== ============== ============== ===============

                                                RUSSELL REAL ESTATE
   RUSSELL NON-U.S.       RUSSELL CORE BOND              SECURITIES
        SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
---------------------- ----------------------- -----------------------
   2008        2007        2008        2007       2008         2007
---------- ----------- ----------- ----------- ---------- ------------
 45,104      70,655      76,103     100,722      5,211        7,279
  1,989         359         582       2,507        475          434
(14,079)    (25,910)    (25,271)    (27,126)      (349)      (2,502)
---------- ----------- ----------- ----------- ---------- ------------
 33,015      45,104      51,414      76,103      5,338        5,211
========== =========== =========== =========== ========== ============

 MSF HARRIS OAKMARK
      FOCUSED VALUE     MSF JENNISON GROWTH    MSF MFS TOTAL RETURN
        SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
---------------------- ----------------------- -----------------------
   2008        2007        2008        2007       2008         2007
---------- ----------- ----------- ----------- ---------- ------------
451,631     541,143     623,051     793,382    277,097      293,357
 36,394      20,069      36,765      55,485     10,944       15,090
(89,782)   (109,581)   (165,950)   (225,816)   (55,954)     (31,350)
---------- ----------- ----------- ----------- ---------- ------------
398,243     451,631     493,866     623,051    232,087      277,097
========== =========== =========== =========== ========== ============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                     MSF CAPITAL GUARDIAN               MSF JULIUS BAER
                                              U.S. EQUITY           INTERNATIONAL STOCK    MSF METLIFE STOCK INDEX
                                              SUB-ACCOUNT                   SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ----------------------------- --------------------------
                                      2008           2007       2008               2007        2008           2007
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units beginning of year            963,642      1,179,770     48,499             78,431     580,400        730,771
Units issued and transferred
  from other funding options        33,209        111,513      4,985              1,620      15,795         45,082
Units redeemed and transferred to
  other funding options           (218,240)      (327,641)    (7,292)           (31,552)   (113,142)      (195,453)
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units end of year                  778,612        963,642     46,192             48,499     483,053        580,400
                                  =========== ============== ========== ================== =========== ==============
                                                                      MSF WESTERN ASSET          MSF WESTERN ASSET
                                   MSF FRANKLIN TEMPLETON          MANAGEMENT STRATEGIC                 MANAGEMENT
                                         SMALL CAP GROWTH            BOND OPPORTUNITIES            U.S. GOVERNMENT
                                              SUB-ACCOUNT                   SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ----------------------------- --------------------------
                                      2008           2007       2008               2007        2008           2007
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units beginning of year             91,947        188,310     30,815             40,081      83,143          9,466
Units issued and transferred
  from other funding options        12,668         10,730         42                646      52,295         74,164
Units redeemed and transferred to
  other funding options            (10,771)      (107,093)    (6,945)            (9,912)    (15,015)          (487)
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units end of year                   93,844         91,947     23,912             30,815     120,422         83,143
                                  =========== ============== ========== ================== =========== ==============
                                                  MSF MFS          PUTNAM VT GROWTH AND
                                                    VALUE                        INCOME            PUTNAM VT VISTA
                                              SUB-ACCOUNT                   SUB-ACCOUNT                SUB-ACCOUNT
                                              -------------- ----------------------------- --------------------------
                                                  2008 (B)      2008               2007        2008           2007
                                              -------------- ---------- ------------------ ----------- --------------
Units beginning of year                                --     78,085            104,335      13,927         20,216
Units issued and transferred
  from other funding options                       15,820        949              2,986          60          1,829
Units redeemed and transferred to
  other funding options                                --    (12,138)           (29,236)     (3,942)        (8,118)
                                              -------------- ---------- ------------------ ----------- --------------
Units end of year                                  15,820     66,896             78,085      10,045         13,927
                                              ============== ========== ================== =========== ==============
                                      FIDELITY VIP GROWTH
                                            OPPORTUNITIES    FIDELITY VIP EQUITY-INCOME       PIMCO VIT HIGH YIELD
                                              SUB-ACCOUNT                   SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ----------------------------- --------------------------
                                      2008           2007       2008               2007        2008           2007
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units beginning of year              1,373          1,462     27,950             32,456      52,556        111,891
Units issued and transferred
  from other funding options            26             22      1,316                734       5,209          5,683
Units redeemed and transferred to
  other funding options               (188)          (111)   (10,383)            (5,240)    (11,198)       (65,018)
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units end of year                    1,211          1,373     18,883             27,950      46,567         52,556
                                  =========== ============== ========== ================== =========== ==============

     MSF BLACKROCK MONEY         MSF BLACKROCK BOND     MSF BLACKROCK STRATEGIC
                  MARKET                     INCOME                       VALUE
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007       2008            2007       2008             2007
------------- ------------- ---------- --------------- ---------- ----------------
 1,390,171     1,576,497     33,669          67,405     17,468           23,864
 2,066,889     1,597,171     24,289          15,190        669              717
(1,373,474)   (1,783,497)   (18,664)        (48,926)    (1,217)          (7,113)
------------- ------------- ---------- --------------- ---------- ----------------
 2,083,587     1,390,171     39,294          33,669     16,920           17,468
============= ============= ========== =============== ========== ================
       MSF T. ROWE PRICE          MSF T. ROWE PRICE      MSF OPPENHEIMER GLOBAL
        SMALL CAP GROWTH           LARGE CAP GROWTH                      EQUITY
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007       2008            2007       2008             2007
------------- ------------- ---------- --------------- ---------- ----------------
    62,914        83,747    361,968         700,929     66,468           63,901
     2,350         8,852     26,090          16,444      3,819            5,533
   (10,332)      (29,685)   (78,782)       (355,405)   (13,213)          (2,966)
------------- ------------- ---------- --------------- ---------- ----------------
    54,931        62,914    309,276         361,968     57,074           66,468
============= ============= ========== =============== ========== ================
                            FTVIPT TEMPLETON GROWTH    FTVIPT TEMPLETON FOREIGN
 PUTNAM VT EQUITY INCOME                 SECURITIES                  SECURITIES
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007       2008            2007       2008             2007
------------- ------------- ---------- --------------- ---------- ----------------
   232,479       247,507     36,361          36,903    170,972          280,483
     1,741        18,814      2,666           7,947      8,698            7,246
   (51,055)      (33,842)   (10,506)         (8,489)   (42,262)        (116,757)
------------- ------------- ---------- --------------- ---------- ----------------
   183,165       232,479     28,521          36,361    137,408          170,972
============= ============= ========== =============== ========== ================
                               PIMCO VIT STOCKSPLUS
  PIMCO VIT LOW DURATION          GROWTH AND INCOME      PIMCO VIT TOTAL RETURN
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007       2008            2007       2008             2007
------------- ------------- ---------- --------------- ---------- ----------------
    31,788        42,003      4,196           3,953    147,983          186,232
     2,992           563        576             947        597            7,485
   (11,363)      (10,778)      (580)           (704)   (40,404)         (45,734)
------------- ------------- ---------- --------------- ---------- ----------------
    23,418        31,788      4,192           4,196    108,176          147,983
============= ============= ========== =============== ========== ================

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                 AMERICAN
                                                                    FUNDS       AMERICAN
                                  AMERICAN FUNDS GLOBAL      GLOBAL SMALL          FUNDS
                                                 GROWTH    CAPITALIZATION         GROWTH
                                            SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT
                                  ------------------------ ----------------- --------------
                                    2008           2007           2008 (B)       2008 (B)
                                  --------- -------------- ----------------- --------------
Units beginning of year            5,747            247                --             --
Units issued and transferred
  from other funding options       7,203          5,524             2,923          2,534
Units redeemed and transferred to
  other funding options           (5,584)           (24)           (1,072)          (554)
                                  --------- -------------- ----------------- --------------
Units end of year                  7,366          5,747             1,851          1,980
                                  ========= ============== ================= ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         --------- ------------------------- --------------------------------------------------
                                                   UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         --------- ------------- ----------- ------------- ---------------- -------------------
MIST Lord Abbett Growth and Income  2008 1,269,963 10.86 - 41.08  45,906,470          1.71      0.75 - 2.35 (37.82) - (36.73)
  Sub-Account                       2007 1,528,382 17.17 - 64.94  87,690,147          0.98      0.75 - 2.35      1.30 - 3.13
                                    2006 1,915,946 16.65 - 62.97 107,419,186          1.71      0.75 - 2.35    15.06 - 16.91
                                    2005 2,282,399 12.54 - 53.80 109,916,176          0.94      0.75 - 2.35      1.00 - 2.62
                                    2004 2,559,181 11.84 - 52.38 120,570,174          0.43      0.75 - 2.35    10.02 - 11.80
MIST Lord Abbett Bond Debenture     2008 1,141,263 11.27 - 16.77  17,859,152          4.35      0.75 - 2.35 (20.50) - (19.09)
  Sub-Account                       2007 1,459,734 14.04 - 20.75  28,413,684          5.18      0.75 - 2.35      4.06 - 7.48
                                    2006 1,612,795 13.37 - 19.63  29,846,616          6.81      0.75 - 2.35      6.62 - 8.33
                                    2005 1,827,571 12.90 - 18.12  31,394,365          4.38      0.75 - 2.35    (0.86) - 0.74
                                    2004 1,907,620 12.78 - 17.98  32,660,320          3.04      0.75 - 2.35      5.65 - 7.36
MIST Van Kampen Mid Cap Growth      2008   321,466   6.61 - 7.31   2,258,580          1.48      0.75 - 1.90 (47.76) - (47.13)
  Sub-Account                       2007   381,099 12.65 - 13.83   5,082,921            --      0.75 - 1.90    21.15 - 22.78
                                    2006   398,049 10.44 - 11.26   4,343,071            --      0.75 - 1.90      6.34 - 7.56
                                    2005   429,079  9.82 - 10.45   4,367,295            --      0.75 - 1.90      2.62 - 3.80
                                    2004   405,390  9.62 - 10.07   3,992,417            --      0.75 - 1.80    10.43 - 11.60
MIST Lord Abbett Mid Cap Value      2008   678,139 15.68 - 17.87  11,538,543          0.62      0.75 - 1.90 (39.93) - (38.45)
  Sub-Account                       2007   829,490 26.10 - 29.40  23,341,349          0.65      0.75 - 1.90    (1.69) - 0.91
                                    2006   881,141 26.44 - 29.45  24,807,486          0.60      0.75 - 1.90    10.07 - 11.34
                                    2005   982,440 24.02 - 26.45  24,956,565          0.51      0.75 - 1.90      6.02 - 7.24
                                    2004   886,321 22.63 - 24.63  21,089,876          3.18      0.75 - 1.90    22.15 - 23.57
MIST Oppenheimer Capital            2008 1,086,950   5.21 - 6.80   6,033,860          3.53      0.75 - 2.35 (47.20) - (46.34)
  Appreciation Sub-Account          2007 1,304,138  9.85 - 12.72  13,559,778          0.01      0.75 - 2.35    11.62 - 13.43
                                    2006 1,689,855  8.75 - 11.27  15,614,956          0.11      0.75 - 2.35      5.12 - 6.81
                                    2005 1,852,427  8.35 - 10.60  16,193,473          0.01      0.75 - 2.35      2.29 - 3.93
                                    2004 2,241,542  8.13 - 10.25  18,728,821          7.22      1.30 - 2.35      3.93 - 5.03
MIST PIMCO Inflation Protected      2008   450,779 10.55 - 11.20   4,931,356          3.79      1.30 - 2.35   (9.22) - (8.26)
  Bond Sub-Account                  2007   729,577 11.60 - 12.19   8,735,323          2.31      1.30 - 2.35      8.21 - 9.36
                                    2006 1,004,539 10.72 - 11.14  11,030,873          3.91      1.30 - 2.35   (1.94) - (0.91)
                                    2005 1,139,393 10.93 - 11.25  12,668,245            --      1.30 - 2.35    (0.96) - 0.08
                                    2004 1,298,329 11.03 - 11.23  14,486,752          5.15      1.30 - 2.35      6.47 - 7.60
MIST Legg Mason Partners Aggressive 2008   954,561   4.47 - 6.56   4,580,020            --      1.30 - 2.35 (40.47) - (39.80)
  Growth Sub-Account                2007 1,121,012  7.50 - 10.90   8,955,523          0.03      1.30 - 2.35    (0.12) - 1.17
                                    2006 1,495,494  7.44 - 10.77  11,931,759            --      1.30 - 2.35   (4.01) - (3.00)
                                    2005 1,713,585  7.78 - 11.01  14,181,273            --      1.30 - 2.35    10.95 - 12.11
                                    2004 2,133,581   6.99 - 9.09  15,787,674            --      1.30 - 2.35      5.92 - 7.04
MIST PIMCO Total Return             2008 1,822,830 12.50 - 13.89  23,903,075          3.94      0.75 - 2.35   (1.93) - (0.22)
  Sub-Account                       2007 2,095,179 12.72 - 14.09  27,781,506          3.41      0.75 - 2.35      5.05 - 6.93
                                    2006 2,905,103 12.00 - 13.17  36,311,637          2.61      0.75 - 2.35      2.10 - 3.74
                                    2005 2,992,008 11.80 - 12.68  36,306,799          0.01      0.75 - 2.35    (0.12) - 1.49
                                    2004 3,126,474 11.72 - 12.46  37,637,699          6.67      0.75 - 2.35      2.54 - 4.19

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       --------- ------------------------ --------------------------------------------------
                                                 UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       --------- ------------- ---------- ------------- ---------------- -------------------
MIST RCM Technology Sub-Account   2008   139,322   3.33 - 3.53    478,176         13.64      1.30 - 2.20 (45.67) - (45.17)
                                  2007   179,958   6.13 - 6.43  1,130,849            --      1.30 - 2.20    28.65 - 29.82
                                  2006   257,635   4.71 - 4.95  1,254,667            --      1.30 - 2.35      2.91 - 3.99
                                  2005   219,715   4.61 - 4.76  1,030,919            --      1.30 - 2.20      8.61 - 9.59
                                  2004   327,752   4.21 - 4.34  1,409,677          0.08      1.30 - 2.35   (6.54) - (5.55)
MIST T. Rowe Price Mid Cap Growth 2008   983,191   5.50 - 5.92  5,617,966          0.01      0.85 - 2.35 (41.15) - (40.26)
  Sub-Account                     2007 1,147,093  9.32 - 10.08 11,060,491          0.04      0.85 - 2.35    14.89 - 16.64
                                  2006 1,656,280   8.04 - 8.75 13,814,268            --      0.75 - 2.35      3.70 - 5.37
                                  2005 1,808,244   7.78 - 8.21 14,432,865            --      0.85 - 2.35    11.97 - 13.66
                                  2004 1,868,737   6.92 - 7.23 13,219,484            --      0.85 - 2.35    15.08 - 16.82
MIST MFS Research International   2008   876,097  9.64 - 14.87  9,625,433          2.01      0.75 - 2.35 (43.71) - (42.75)
  Sub-Account                     2007 1,028,048 17.09 - 25.97 19,893,498          1.35      0.75 - 2.35    10.65 - 12.64
                                  2006 1,398,462 15.31 - 23.06 23,989,664          1.76      0.75 - 2.35    23.63 - 25.62
                                  2005 1,605,707 12.43 - 18.32 22,244,586          0.45      0.75 - 2.35    13.73 - 15.55
                                  2004 1,410,749 10.87 - 15.84 17,243,925          0.26      0.75 - 2.35    16.78 - 18.66
MIST Met/AIM Small Cap Growth     2008   368,338   5.57 - 9.74  3,455,593            --      1.30 - 2.35 (40.16) - (39.46)
  Sub-Account                     2007   462,928  9.21 - 16.11  7,199,047            --      1.30 - 2.35      8.48 - 9.85
                                  2006   662,032  8.38 - 14.69  9,393,187            --      1.30 - 2.35    11.54 - 12.71
                                  2005   830,057  7.46 - 13.04 10,483,275            --      1.30 - 2.35      5.76 - 6.87
                                  2004   571,265 11.89 - 12.25  6,898,642            --      1.30 - 2.35      3.95 - 5.05
MIST Lazard Mid Cap Sub-Account   2008   331,678  9.04 - 10.09  3,161,613          1.14      0.75 - 2.35 (39.74) - (38.67)
                                  2007   390,865 15.00 - 16.45  6,129,165          0.21      0.75 - 2.35   (4.98) - (3.30)
                                  2006   212,281 15.64 - 16.41  3,420,526          0.32      1.30 - 2.35    12.02 - 13.20
                                  2005   252,387 14.04 - 14.50  3,606,558          0.06      1.30 - 2.35      5.56 - 6.67
                                  2004   311,710 13.20 - 13.59  4,192,472            --      1.30 - 2.35    11.74 - 12.92
MIST Harris Oakmark International 2008   491,344 10.77 - 11.43  5,444,416          1.67      1.30 - 2.35 (42.26) - (41.65)
  Sub-Account                     2007   590,374 18.65 - 19.59 11,280,510          0.82      1.30 - 2.35   (3.43) - (2.40)
                                  2006   660,763 19.13 - 20.07 13,002,466          2.59      1.30 - 2.35    25.86 - 27.19
                                  2005   694,932 15.28 - 15.78 10,792,416            --      1.30 - 2.35    11.59 - 12.77
                                  2004   750,426 13.62 - 14.02 10,393,250            --      1.30 - 2.35    17.72 - 18.96
MIST Third Avenue Small Cap Value 2008   364,381 11.41 - 13.43  4,325,091          0.78      1.30 - 2.35 (31.46) - (30.67)
  Sub-Account                     2007   415,915 16.64 - 19.37  7,156,162          1.02      1.30 - 2.35    (5.29) - 5.44
                                  2006   506,048 17.49 - 20.21  9,123,840          0.48      1.30 - 2.35    10.51 - 11.67
                                  2005   596,381 15.90 - 18.08  9,676,980          1.02      1.30 - 2.35    12.80 - 13.99
                                  2004   647,400 14.03 - 14.38  9,208,950          2.08      1.30 - 2.35    23.56 - 24.87
MIST Clarion Global Real Estate   2008   285,317  8.97 - 13.78  2,708,726          1.77      1.30 - 2.35 (43.03) - (42.37)
  Sub-Account                     2007   348,500 15.74 - 23.91  5,777,657          0.91      1.30 - 2.35 (16.99) - (15.99)
                                  2006   482,911 18.97 - 28.46  9,612,164          1.07      0.75 - 2.35    34.40 - 36.56
                                  2005   587,379 14.11 - 20.93  8,657,847            --      1.30 - 2.35    10.66 - 11.83
                                  2004   209,815 12.73 - 12.82  2,687,558          5.95      1.30 - 2.35    15.93 - 16.75
MIST Turner Mid Cap Growth        2008    65,085   7.62 - 8.01    511,913            --      1.30 - 2.35 (49.50) - (48.97)
  Sub-Account                     2007    76,486 15.09 - 15.69  1,184,073            --      1.30 - 2.35    21.25 - 22.54
                                  2006    94,556 12.45 - 12.99  1,198,211            --      0.75 - 2.35      3.61 - 5.28
                                  2005    86,600 12.01 - 12.23  1,051,606            --      1.30 - 2.35      8.78 - 9.92
                                  2004   134,802 11.05 - 11.13  1,495,821            --      1.30 - 2.35    10.44 - 11.23

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      --------- ------------------------- --------------------------------------------------
                                                UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      --------- ------------- ----------- ------------- ---------------- -------------------
MIST Goldman Sachs Mid Cap Value 2008   145,335   9.29 - 9.76   1,395,565          0.77      1.30 - 2.35 (37.57) - (36.90)
  Sub-Account                    2007   170,346 14.88 - 15.47   2,600,984          0.52      1.30 - 2.35      0.69 - 1.76
                                 2006   200,535 14.78 - 15.42   3,019,786            --      0.75 - 2.35    13.01 - 14.83
                                 2005   173,267 13.08 - 13.31   2,291,365          0.67      1.30 - 2.35     9.93 - 11.09
                                 2004   175,141 11.90 - 11.98   2,093,337          1.51      1.30 - 2.35    18.96 - 19.80
MIST MetLife Defensive Strategy  2008 1,512,995   8.82 - 9.37  13,645,486          1.33      0.75 - 2.20 (22.38) - (21.24)
  Sub-Account                    2007 1,001,393 11.36 - 11.90  11,581,124          1.97      0.75 - 2.20      3.60 - 5.12
                                 2006   724,900 10.93 - 11.32   8,036,971          0.01      0.75 - 2.35      6.11 - 7.82
                                 2005   448,336 10.32 - 10.43   4,652,327          0.87      1.30 - 2.20      2.21 - 3.13
                                 2004   273,188 10.10 - 10.11   2,760,755          9.06      1.30 - 2.35      0.96 - 1.13
MIST MetLife Moderate Strategy   2008 2,878,364   8.53 - 9.06  25,055,862          1.89      0.75 - 2.20 (28.03) - (26.97)
  Sub-Account                    2007 2,714,321 11.85 - 12.41  32,708,739          2.18      0.75 - 2.20      3.88 - 5.41
                                 2006 3,212,936 11.37 - 11.77  37,054,841          0.01      0.75 - 2.35      7.68 - 9.41
                                 2005 2,689,712 10.58 - 10.69  28,626,941          1.31      1.30 - 2.20      3.52 - 4.45
                                 2004   764,679 10.22 - 10.23   7,820,296          7.04      1.30 - 2.35      2.16 - 2.33
MIST MetLife Balanced Strategy   2008 8,758,193   7.24 - 8.65  72,846,210          4.46      0.75 - 2.25  (33.46) - (1.69)
  Sub-Account                    2007 9,010,225 12.21 - 12.80 111,841,365          1.75      0.75 - 2.25      2.54 - 4.09
                                 2006 9,580,884 11.88 - 12.30 115,387,443          0.01      0.75 - 2.35     9.38 - 11.14
                                 2005 7,822,973 10.87 - 10.99  85,583,661          1.36      1.30 - 2.25      4.75 - 5.74
                                 2004 3,117,330 10.38 - 10.40  32,388,710          4.94      1.30 - 2.35      3.80 - 3.97
MIST MetLife Growth Strategy     2008 8,445,273   7.82 - 8.12  67,632,014          3.24      0.75 - 2.25 (39.26) - (38.33)
  Sub-Account                    2007 8,323,371 12.85 - 13.47 108,818,319          1.24      0.75 - 2.25      2.36 - 3.92
                                 2006 8,584,569 12.53 - 12.97 109,042,815          0.01      0.75 - 2.35    10.96 - 12.75
                                 2005 6,681,818 11.30 - 11.43  75,989,320          1.19      1.30 - 2.35      6.70 - 7.72
                                 2004 3,436,681 10.60 - 10.62  36,432,183          3.23      1.30 - 2.35      5.90 - 6.08
MIST MetLife Aggressive Strategy 2008 1,519,509   7.47 - 7.75  11,660,055          3.01      1.10 - 2.20 (42.11) - (41.46)
  Sub-Account                    2007   732,734 12.84 - 13.27   9,589,010          1.38      1.30 - 2.35      0.64 - 1.55
                                 2006   997,155 12.78 - 13.23  12,905,775          0.01      0.75 - 2.35    11.02 - 12.80
                                 2005   665,696 11.53 - 11.65   7,713,431          0.85      1.30 - 2.20      7.99 - 8.96
                                 2004   442,136 10.70 - 10.71   4,724,137          1.18      1.30 - 2.35      6.75 - 6.93
MIST Van Kampen Comstock         2008   420,721   7.07 - 7.46   3,090,887          1.73      0.75 - 2.20 (37.31) - (36.39)
  Sub-Account                    2007   450,805 11.28 - 11.73   5,232,372          1.30      0.75 - 2.20   (4.63) - (3.22)
  (Commenced 5/2/2005)           2006   508,237 11.80 - 12.12   6,114,442            --      0.75 - 2.35    13.36 - 15.19
                                 2005   303,632 10.43 - 10.52   3,183,796          3.03      0.75 - 2.05      4.32 - 5.22
MIST SSgA Growth ETF             2008   175,636   7.79 - 7.88   1,377,825          1.52      1.30 - 1.65 (34.07) - (33.84)
  Sub-Account                    2007   188,381 11.82 - 11.92   2,236,886            --      1.30 - 1.65      3.88 - 4.25
  (Commenced 5/2/2005)           2006   157,057 11.34 - 11.43   1,791,259          1.57      1.30 - 1.90    11.71 - 12.38
                                 2005     3,990 10.17 - 10.17      40,570            --      1.30 - 1.50      1.66 - 1.71
MIST SSgA Growth and Income ETF  2008   101,887   8.50 - 8.60     872,514          1.96      1.30 - 1.65 (26.29) - (26.03)
  Sub-Account                    2007   118,434 11.53 - 11.63   1,373,000            --      1.30 - 1.65      3.66 - 4.03
  (Commenced 5/2/2005)           2006   126,353 11.09 - 11.17   1,409,845          2.21      1.30 - 1.90     9.63 - 10.29
                                 2005     6,658 10.13 - 10.13      67,455            --      1.30 - 1.40      1.30 - 1.33
MIST Legg MasonValue Equity      2008   344,061   4.52 - 4.64   1,589,937          0.02      1.40 - 2.20 (55.61) - (55.25)
  Sub-Account                    2007   321,742 10.18 - 10.36   3,326,272            --      1.40 - 2.20   (7.97) - (7.22)
  (Commenced 5/1/2006)           2006   430,376 11.05 - 11.25   4,801,053            --      0.75 - 2.35      4.11 - 5.79

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       ------- ------------------------ --------------------------------------------------
                                               UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ------- ------------- ---------- ------------- ---------------- -------------------
MIST Pioneer Fund Sub-Account     2008   4,451 13.50 - 14.66     64,735          0.55      0.85 - 1.40 (33.77) - (33.41)
  (Commenced 5/1/2006)            2007      --            --         --            --               --               --
                                  2006      --            --         --            --               --               --
MIST Pioneer Strategic Income     2008  32,085 17.15 - 19.16    590,445          6.38      0.75 - 1.80 (12.34) - (11.41)
  Sub-Account                     2007  10,589 19.14 - 21.63    215,973            --      0.75 - 1.80      4.73 - 5.85
  (Commenced 5/1/2006)            2006     997 18.05 - 20.43     20,363         13.70      0.75 - 1.90      4.31 - 5.51
MIST MFS Emerging Markets Equity  2008 247,808  6.08 - 10.98  1,583,976          0.49      0.85 - 2.20 (58.05) - (55.91)
  Sub-Account                     2007  57,753 13.93 - 14.14    812,032          0.07      1.30 - 2.20    33.63 - 34.85
  (Commenced 5/1/2006)            2006  17,596 10.41 - 10.49    183,870          1.85      1.30 - 2.35      4.12 - 4.86
MIST Loomis Sayles Global Markets 2008  49,144   7.68 - 7.83    380,482          5.38      1.30 - 2.20 (40.59) - (40.05)
  Sub-Account                     2007  31,213 12.86 - 13.06    405,238            --      1.30 - 2.20    25.06 - 26.19
  (Commenced 5/1/2006)            2006  14,592 10.27 - 10.35    150,790          2.78      1.30 - 2.35      2.74 - 3.46
MIST Met/AIM Capital Appreciation 2008  98,488   8.63 - 9.92    909,370          1.97      0.85 - 1.80 (43.72) - (43.13)
  Sub-Account                     2007 111,257 15.33 - 17.43  1,816,460            --      0.85 - 1.80     4.27 - 10.97
                                  2006 168,519  6.90 - 23.85  1,958,402          0.05      0.85 - 1.90      4.07 - 5.40
                                  2005 210,759  6.54 - 21.52  2,353,771          0.06      0.85 - 1.80      6.90 - 7.92
                                  2004 245,480  6.07 - 11.37  2,571,806            --      0.85 - 1.80      4.72 - 5.72
MIST Rainier Large Cap Equity
  Sub-Account                     2008  11,397   5.71 - 5.72     65,027            --      1.55 - 1.75 (42.82) - (42.70)
  (Commenced 11/12/2007)          2007      --            --         --            --               --               --
MIST American Funds Growth
  Sub-Account
  (Commenced 4/28/2008)           2008  41,790   5.75 - 5.76    240,443          3.92      1.40 - 1.75 (42.54) - (42.40)
MIST American Funds Balanced
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008 150,349   6.99 - 7.02  1,052,804          3.65      1.30 - 1.85 (30.10) - (29.83)
MIST American Funds Bond
  Sub-Account
  (Commenced 4/28/2008)           2008  22,822   8.90 - 8.96    203,828          9.82      1.30 - 2.20 (10.96) - (10.41)
MIST American Funds Growth
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008 192,112   6.34 - 6.36  1,220,648          6.12      1.30 - 1.95 (36.64) - (36.36)
MIST American Funds International
  Sub-Account
  (Commenced 4/28/2008)           2008  18,462   6.04 - 6.05    111,661         17.97      1.55 - 1.80 (39.61) - (39.51)
MIST American Funds Moderate
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008  17,095   7.66 - 7.69    131,249          2.27      1.40 - 1.80 (23.35) - (23.14)
MIST Met/Franklin Mutual Shares
  Sub-Account
  (Commenced 4/28/2008)           2008  41,512   6.58 - 6.63    273,948          4.65      0.75 - 1.75 (34.15) - (33.70)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     --------- ------------------------ --------------------------------------------------
                                               UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     --------- ------------- ---------- ------------- ---------------- -------------------
MIST Met/Franklin Templeton
  Founding Strategy Sub-Account
  (Commenced 4/28/2008)         2008    18,921   7.03 - 7.05    132,995          1.81      1.10 - 1.55 (29.73) - (29.52)
Russell Multi-Style Equity      2008    85,970          8.42    723,938          1.46             1.40           (41.40)
  Sub-Account                   2007   117,189         14.37  1,683,870          1.01             1.40             8.82
                                2006   175,616         13.20  2,318,949          1.00             1.40            11.18
                                2005   277,883         11.88  3,300,260          1.09             1.40             5.78
                                2004   337,256         11.25  3,786,428          0.76             1.40            82.80
Russell Aggressive Equity       2008    14,403          8.71    125,407          0.79             1.40           (43.72)
  Sub-Account                   2007    19,971         15.47    308,931          0.36             1.40             1.97
                                2006    29,998         15.17    455,072          0.17             1.40            13.20
                                2005    43,722         13.40    585,929          0.16             1.40             4.89
                                2004    64,676         12.79    826,354          3.34             1.40            13.13
Russell Non-U.S. Sub-Account    2008    33,015         10.74    354,579            --             1.40           (43.22)
                                2007    45,104         18.91    853,130          2.28             1.40             8.58
                                2006    70,655         17.42  1,230,757          2.18             1.40            21.93
                                2005   113,408         14.29  1,620,218          1.60             1.40            12.11
                                2004   145,232         12.77  1,850,740          1.80             1.40            16.65
Russell Core Bond Sub-Account   2008    51,414         14.36    738,295          3.87             1.40            (4.91)
                                2007    76,103         15.10  1,149,258          5.05             1.40             5.74
                                2006   100,722         14.28  1,438,408          4.44             1.40             2.28
                                2005   169,522         13.96  2,366,954          3.49             1.40             0.60
                                2004   199,538         13.85  2,769,461          4.03             1.40             3.21
Russell Real Estate Securities  2008     5,338         17.85     95,262          1.91             1.40           (37.57)
  Sub-Account                   2007     5,211         28.59    148,973          2.11             1.40           (17.03)
                                2006     7,279         34.46    250,799          1.87             1.40            33.96
                                2005    13,869         25.72    356,733          2.01             1.40            11.39
                                2004    18,880         23.09    435,969          7.94             1.40            33.01
AIM V.I. International Growth   2008    43,783 11.51 - 17.70    573,305          0.48      1.30 - 1.90 (41.65) - (41.20)
  Sub-Account                   2007    51,596 19.71 - 30.15  1,140,247          0.37      1.30 - 1.90    12.25 - 13.08
                                2006    69,370 11.69 - 26.70  1,431,267          0.83      0.85 - 1.90    25.48 - 27.15
                                2005    84,655  9.19 - 21.15  1,346,570          0.87      0.85 - 1.90    15.49 - 16.93
                                2004    36,396   7.86 - 18.2    438,089          0.58      0.85 - 1.90    21.37 - 22.95
DWS Government & Agency         2008     8,829 14.83 - 15.11    133,042          4.82      1.40 - 1.65      3.21 - 3.47
  Securities Sub-Account        2007    12,257 14.36 - 14.61    178,667          5.32      1.40 - 1.65      4.21 - 4.47
                                2006    17,174 13.67 - 13.98    239,839          4.01      1.40 - 1.80      2.31 - 2.72
                                2005    20,702 13.45 - 13.61    281,571          4.49      1.40 - 1.65      0.90 - 1.15
                                2004    30,818 13.24 - 13.44    414,644          3.75      1.40 - 1.80      1.90 - 2.31
MSF Davis Venture Value         2008 1,512,272  8.50 - 25.63 13,954,709          1.21      0.75 - 2.35 (40.87) - (39.91)
  Sub-Account                   2007 1,708,658 14.35 - 42.65 26,447,088          0.67      0.75 - 2.35      1.99 - 3.65
                                2006 2,206,484 13.94 - 41.15 32,966,787          0.73      0.75 - 2.35    11.76 - 13.55
                                2005 2,471,476 12.52 - 36.24 32,389,055          0.52      0.75 - 2.35      7.59 - 9.32
                                2004 2,381,441 11.59 - 33.18 28,423,119          0.45      0.75 - 2.35     9.53 - 11.30

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         --------- ------------------------ --------------------------------------------------
                                                   UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         --------- ------------- ---------- ------------- ---------------- -------------------
MSF Harris Oakmark Focused Value    2008   398,243   8.34 - 8.85  3,407,676          0.04      1.30 - 2.35 (47.39) - (46.83)
  Sub-Account                       2007   451,631 15.82 - 16.65  7,309,240          0.33      1.30 - 2.35   (9.25) - (8.28)
                                    2006   541,143 17.28 - 18.16  9,600,858          0.09      1.30 - 2.35     9.58 - 10.73
                                    2005   638,062 15.83 - 16.40 10,274,867            --      1.30 - 2.35      7.17 - 8.29
                                    2004   757,168 14.69 - 15.15 11,320,432          1.19      1.30 - 2.35      7.10 - 8.23
MSF Jennison Growth Sub-Account     2008   493,866   3.41 - 9.62  3,843,687          2.24      0.75 - 2.35 (38.03) - (37.02)
                                    2007   623,051  5.45 - 15.28  7,709,863          0.19      0.75 - 2.35     8.79 - 10.55
                                    2006   793,382  4.96 - 13.84  9,046,710            --      0.75 - 2.35      0.15 - 1.76
                                    2005   913,032  4.90 - 13.61 10,298,435            --      0.75 - 2.35    10.91 - 11.52
                                    2004   885,441 10.27 - 10.53  9,215,353          0.01      1.30 - 2.35      6.40 - 7.53
MSF MFS Total Return Sub-Account    2008   232,087  9.95 - 40.51  4,203,438          3.49      0.75 - 1.75 (23.70) - (22.93)
                                    2007   277,097 13.02 - 52.56  6,596,531          1.95      0.75 - 1.75      2.30 - 3.34
                                    2006   293,357 12.63 - 50.86  6,750,734          3.33      0.75 - 1.90     9.83 - 11.10
                                    2005   290,066 11.55 - 45.78  5,561,860          1.52      0.75 - 1.75      1.07 - 2.08
                                    2004   240,525 11.37 - 44.85  3,803,859          2.89      0.75 - 1.90     8.90 - 10.16
MSF Capital Guardian U.S. Equity    2008   778,612   7.17 - 7.82  5,850,328          1.06      0.75 - 1.90 (41.53) - (40.74)
  Sub-Account                       2007   963,642 12.26 - 13.19 12,307,096          0.39      0.75 - 1.90   (2.21) - (0.93)
                                    2006 1,179,770 12.14 - 13.31 15,259,798          0.85      0.75 - 1.90     7.77 - 11.13
                                    2005 1,353,865 10.96 - 12.19 16,081,476          0.42      0.75 - 1.90      3.52 - 5.54
                                    2004 1,556,704 10.46 - 11.63 17,603,741          0.68      0.75 - 1.90      6.95 - 9.80
MSF Julius Baer International Stock 2008    46,192 11.38 - 12.02    536,645          2.91      0.85 - 1.80 (45.24) - (44.71)
  Sub-Account                       2007    48,499 20.79 - 21.73  1,024,941          0.84      0.85 - 1.80      8.10 - 9.13
                                    2006    78,431 16.59 - 19.91  1,526,365          1.35      0.75 - 1.90    14.05 - 15.36
                                    2005   105,927 15.43 - 17.28  1,798,571          0.45      0.85 - 1.80    15.50 - 16.59
                                    2004   129,174 12.62 - 14.83  1,895,207          1.21      0.85 - 1.90               --
MSF MetLife Stock Index             2008   483,053   6.41 - 8.56  4,018,433          1.72      1.30 - 2.20 (38.63) - (37.95)
  Sub-Account                       2007   580,400 10.34 - 13.82  7,830,961          0.86      1.30 - 2.20      2.68 - 3.81
                                    2006   730,771  9.96 - 13.34  9,547,844          1.76      1.30 - 2.35    12.52 - 13.70
                                    2005   892,764  8.74 - 11.73 10,301,507          1.41      1.30 - 2.20      2.11 - 3.03
                                    2004   890,895 11.07 - 11.40 10,027,874          0.67      1.30 - 2.35      7.71 - 8.85
MSF BlackRock Money Market          2008 2,083,587 10.28 - 11.42 22,277,136          2.49      0.75 - 2.20      0.36 - 1.98
  Sub-Account                       2007 1,390,171 10.24 - 11.22 14,689,078          4.69      0.75 - 2.20      2.52 - 4.03
                                    2006 1,576,497  9.91 - 10.78 16,137,630          4.53      0.75 - 2.35      2.13 - 3.77
                                    2005 1,091,202  9.70 - 10.39 10,890,505          3.29      0.75 - 2.25      0.49 - 1.49
                                    2004   123,483          9.91  1,224,108          1.05             1.40            (0.42)
MSF BlackRock Bond Income           2008    39,294 40.59 - 54.34  1,887,752          5.18      0.75 - 1.90   (5.48) - (4.39)
  Sub-Account                       2007    33,669 42.95 - 56.83  1,650,309          2.93      0.75 - 1.90      4.02 - 5.23
                                    2006    67,405 41.29 - 54.01  3,133,908          4.39      0.75 - 1.90      2.18 - 3.36
                                    2005    41,667 40.41 - 48.32  1,906,289          3.10      1.10 - 1.90      0.24 - 1.04
                                    2004    20,661 41.54 - 47.17    960,588            --      1.30 - 1.75      1.52 - 1.83
MSF BlackRock Strategic Value       2008    16,920 12.01 - 12.38    205,897          0.23      1.30 - 1.65 (39.56) - (39.35)
  Sub-Account                       2007    17,468 19.88 - 20.41    351,242          0.06      1.30 - 1.65   (5.28) - (4.94)
                                    2006    23,864 20.65 - 22.25    506,736          0.08      0.75 - 1.90    14.26 - 15.57
                                    2005    30,746 18.32 - 18.68    569,075            --      1.30 - 1.65      2.21 - 2.57
                                    2004    22,036 17.82 - 18.23    399,000            --      1.30 - 1.80    13.01 - 13.57

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      ------- ------------------------ --------------------------------------------------
                                              UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ------- ------------- ---------- ------------- ---------------- -------------------
MSF Franklin Templeton Small-Cap 2008  93,844   6.22 - 6.70    604,896            --      0.95 - 1.90 (40.87) - (39.91)
  Growth Sub-Account             2007  91,947 10.81 - 11.52  1,024,102            --      0.95 - 1.90      2.34 - 3.32
                                 2006 188,310 10.56 - 11.01  2,039,530            --      1.30 - 1.90      7.66 - 8.31
                                 2005 173,044  9.81 - 10.09  1,732,727            --      1.30 - 1.90      2.43 - 3.05
                                 2004  14,441   9.66 - 9.82    140,196            --      1.30 - 1.75      9.21 - 9.71
MSF Western Asset Management     2008  23,912 16.70 - 18.27    423,199          4.18      1.30 - 1.80 (16.74) - (16.20)
  Strategic Bond Opportunities   2007  30,815 20.06 - 21.80    650,719          2.52      1.30 - 1.80      1.84 - 2.58
  Sub-Account                    2006  40,081 19.46 - 22.38    827,474          5.11      0.75 - 1.90      2.86 - 4.04
                                 2005  48,722 19.13 - 20.52    973,561          3.09      0.75 - 1.90      0.74 - 1.24
                                 2004  50,250 18.77 - 20.20    994,342            --      1.30 - 1.90      4.29 - 4.91
MSF Western Asset Management     2008 120,422 14.53 - 15.93  1,886,427          3.92      1.55 - 2.20   (2.70) - (2.07)
  U.S. Government Sub-Account    2007  83,143 15.23 - 16.27  1,342,117          0.63      1.55 - 2.05      1.91 - 2.42
  (Commenced 5/2/2005)           2006   9,466 14.41 - 17.30    148,165          1.92      0.85 - 2.35      1.51 - 3.04
                                 2005   2,161 15.01 - 15.52     32,793            --      1.55 - 1.85   (0.40) - (0.20)
MSF T. Rowe Price Small Cap      2008  54,931  9.53 - 10.35    552,265            --      1.10 - 1.80 (37.46) - (37.02)
  Growth Sub-Account             2007  62,914 15.23 - 16.43  1,006,736            --      1.10 - 1.80      7.57 - 8.33
                                 2006  83,747  9.67 - 15.83  1,177,853            --      0.75 - 1.90      1.68 - 2.86
                                 2005 105,764  9.41 - 15.37  1,436,140            --      0.85 - 1.80      5.32 - 9.78
                                 2004 121,762  8.92 - 14.00  1,518,980            --      0.85 - 1.80     9.00 - 10.14
MSF T. Rowe Price Large Cap      2008 309,276   8.27 - 9.39  2,688,105          0.34      0.85 - 1.90 (43.10) - (42.38)
  Growth Sub-Account             2007 361,968 14.53 - 16.29  5,495,481          0.22      0.85 - 1.90      7.13 - 8.45
                                 2006 700,929 13.56 - 15.02  9,876,738          0.16      0.75 - 1.90    10.76 - 12.04
                                 2005 705,895 11.76 - 55.40 10,771,562          0.41      0.85 - 1.90      3.52 - 5.43
                                 2004 480,496 11.37 - 53.27  6,449,735          0.07      0.85 - 1.90      1.18 - 8.99
MSF Oppenheimer Global Equity    2008  57,074 11.51 - 12.80    712,345          1.93      0.75 - 1.65 (41.53) - (41.00)
  Sub-Account                    2007  66,468 19.69 - 21.70  1,406,728          0.87      0.75 - 1.65      4.51 - 5.46
  (Commenced 5/1/2005)           2006  63,901 18.38 - 20.58  1,286,570          2.17      0.75 - 1.90    14.17 - 15.48
                                 2005  25,536 16.46 - 17.82    447,380            --      0.75 - 1.65    16.93 - 17.62
MSF MFS Value Sub-Account
  (Commenced 4/28/2008)          2008  15,820 11.15 - 11.81    186,569            --      0.85 - 1.40 (33.70) - (33.33)
Putnam VT Growth and Income      2008  66,896  8.04 - 36.89    586,378          2.36      0.75 - 1.90 (39.86) - (39.16)
  Sub-Account                    2007  78,085 13.33 - 60.63  1,145,146          1.55      0.75 - 1.90   (7.82) - (6.74)
                                 2006 104,335 14.30 - 65.01  1,727,511          1.71      0.75 - 1.90    13.74 - 15.05
                                 2005 137,336 12.65 - 56.51  1,939,220          1.66      0.75 - 1.90      3.25 - 4.44
                                 2004 149,962 12.17 - 54.17  1,936,179          1.63      0.75 - 1.90     9.02 - 10.28
Putnam VT Vista Sub-Account      2008  10,045   7.11 - 7.49     75,036            --      1.30 - 1.80 (46.52) - (46.17)
                                 2007  13,927 13.29 - 16.69    193,200            --      1.30 - 1.80      1.95 - 2.62
                                 2006  20,216 13.04 - 16.29    273,687            --      1.30 - 1.90      3.47 - 4.09
                                 2005  33,328 12.59 - 13.00    432,844            --      1.40 - 1.80    10.15 - 10.59
                                 2004  41,036 11.44 - 11.74    480,487            --      1.40 - 1.80    16.49 - 16.95
Putnam VT Equity Income          2008 183,165 10.95 - 11.59  2,092,237          1.99      0.75 - 1.75 (32.34) - (31.66)
  Sub-Account                    2007 232,479 16.18 - 16.96  3,895,545          1.35      0.75 - 1.75      1.38 - 2.41
                                 2006 247,507 15.87 - 16.56  4,060,178          1.12      0.75 - 1.90    16.61 - 17.96
                                 2005 208,518 13.67 - 14.04  2,905,614          0.85      0.75 - 1.75      3.68 - 4.72
                                 2004 130,376 13.16 - 13.41  1,739,524          0.07      0.75 - 1.90     9.71 - 10.98

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         ------- ------------------------ --------------------------------------------------
                                                 UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         ------- ------------- ---------- ------------- ---------------- -------------------
FTVIPT Templeton Growth Securities  2008  28,521  9.57 - 12.44    328,446          1.94      0.75 - 1.80 (43.27) - (40.08)
  Sub-Account                       2007  36,361 16.68 - 21.80    735,820          1.41      0.75 - 1.80      0.51 - 9.45
                                    2006  36,903 16.41 - 21.56    730,004          1.13      0.75 - 1.90    19.52 - 20.90
                                    2005  21,042 13.54 - 17.89    353,088          1.18      0.85 - 1.80      6.93 - 7.94
                                    2004  25,206 12.53 - 16.65    393,582          1.23      0.85 - 1.80    13.95 - 15.26
FTVIPT Templeton Foreign Securities 2008 137,408  9.21 - 23.04  1,538,233          2.46      0.85 - 1.90 (41.51) - (40.74)
  Sub-Account                       2007 170,972 15.73 - 39.15  3,184,231          1.91      0.85 - 1.90    13.27 - 14.80
                                    2006 280,483 13.81 - 37.24  4,920,187          1.30      0.75 - 1.90    19.17 - 20.54
                                    2005 328,689 11.44 - 28.66  4,722,044          1.18      0.85 - 1.90      8.10 - 9.24
                                    2004 297,474 10.45 - 26.35  3,596,653          1.04      0.85 - 1.90    16.29 - 17.86
Fidelity VIP Growth Opportunities   2008   1,211          5.26      6,370          0.39             1.40           (55.65)
  Sub-Account                       2007   1,373         11.86     16,289            --             1.40            21.46
                                    2006   1,462          9.76     14,269          0.68             1.40             3.99
                                    2005   1,463          9.39     13,735          0.87             1.40             7.38
                                    2004   1,650          8.75     14,443          0.53             1.40             5.70
Fidelity VIP Equity-Income          2008  18,883  8.61 - 37.13    201,644          1.88      1.30 - 1.80 (43.84) - (43.46)
  Sub-Account                       2007  27,950 15.32 - 65.79    504,214          1.59      1.30 - 1.80    (0.54) - 0.11
                                    2006  32,456 15.41 - 65.81    577,439          2.99      1.30 - 1.90    17.68 - 18.38
                                    2005  30,718 13.08 - 55.59    460,527          1.29      1.30 - 1.80      3.69 - 4.21
                                    2004  32,045 12.62 - 13.00    408,575          1.39      1.40 - 1.80      9.24 - 9.98
PIMCO VIT High Yield Sub-Account    2008  46,567 10.37 - 11.06    502,829          7.83      1.30 - 1.90 (24.95) - (24.50)
                                    2007  52,556 13.82 - 14.64    752,149          6.79      1.30 - 1.90      1.55 - 2.16
                                    2006 111,891 13.61 - 14.33  1,572,358          6.94      1.30 - 1.90      7.06 - 7.70
                                    2005  65,343 12.71 - 13.31    853,349          6.51      1.30 - 1.90      2.17 - 2.78
                                    2004  55,309 12.42 - 12.93    702,017          7.10      1.30 - 1.90      7.50 - 8.14
PIMCO VIT Low Duration              2008  23,418 12.50 - 13.05    300,420          4.09      1.30 - 1.80   (2.20) - (1.71)
  Sub-Account                       2007  31,788 12.78 - 13.13    415,289          4.72      1.40 - 1.80      5.45 - 5.87
                                    2006  42,003 11.95 - 12.53    518,504          4.16      1.30 - 1.90      2.03 - 2.64
                                    2005  45,882 11.87 - 12.09    553,147          2.81      1.40 - 1.80   (0.78) - (0.39)
                                    2004  46,341 11.80 - 12.23    561,521          1.62      1.30 - 1.90    (0.09) - 0.52
PIMCO VIT StocksPLUS Growth and     2008   4,192   6.11 - 6.18     25,738          7.09      1.40 - 1.65 (43.57) - (43.43)
  Income Sub-Account                2007   4,196 10.74 - 10.92     45,507          7.73      1.40 - 1.65      5.10 - 5.36
                                    2006   3,953 10.13 - 15.24     40,777          2.85      1.30 - 1.90    12.74 - 13.42
                                    2005  24,691   9.04 - 9.15    225,632          2.29      1.40 - 1.65      0.63 - 1.03
                                    2004  27,490  8.83 - 13.15    246,281          1.73      1.30 - 1.90      8.72 - 9.38
PIMCO VIT Total Return              2008 108,176 14.72 - 15.18  1,625,073          4.48      1.40 - 1.80      2.92 - 3.33
  Sub-Account                       2007 147,983 14.30 - 14.69  2,153,483          4.78      1.40 - 1.80      6.81 - 7.24
                                    2006 186,232 13.39 - 13.70  2,534,575          4.41      1.40 - 1.80      2.00 - 2.41
                                    2005 215,346 13.13 - 13.38  2,864,791          3.36      1.40 - 1.80      0.63 - 1.03
                                    2004 238,348 13.03 - 13.23  3,144,109          3.48      1.40 - 1.80      2.97 - 3.39
American Funds Global Growth        2008   7,366 17.30 - 19.22    136,316          1.57      0.75 - 1.65 (39.40) - (38.85)
  Sub-Account                       2007   5,747 27.86 - 31.43    174,036          3.90      0.75 - 1.55    13.07 - 13.99
  (Commenced 11/13/2006)            2006     247 24.68 - 27.58      6,386            --      0.75 - 1.90    18.17 - 19.53

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       ----- ------------------------- --------------------------------------------------
                                              UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                       UNITS    HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ----- -------------- ---------- ------------- ---------------- -------------------
American Funds Global Small
  Capitalization Sub-Account
  (Commenced 4/28/2008)           2008 1,851          17.18     31,798            --      0.85 - 1.10 (54.03) - (53.92)
American Funds Growth Sub-Account
  (Commenced 4/28/2008)           2008 1,980 91.68 - 114.72    219,692          1.17      0.75 - 1.65 (44.89) - (44.39)
                                  ==== ===== ============== ========== ============= ================ ===================

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by each of the Sub-Accounts from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against the contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests.

(3) These amounts represent annualized contract expenses of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.
The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife Investors Variable Annuity Account One, which is another separate account of the Company, on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

METLIFE INVESTORS INSURANCE COMPANY

Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

     We have audited the accompanying balance sheets of MetLife Investors Insurance Company (the "Company") as of December 31, 2008 and 2007, and the related statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of MetLife Investors Insurance Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and charged its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 10, 2009

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  2008      2007
                                                                -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,878 and $2,043,
     respectively)............................................  $ 1,576   $ 2,017
  Equity securities available-for-sale, at estimated fair
     value (cost: $21 and $21, respectively)..................        9        18
  Mortgage loans on real estate...............................       76        74
  Policy loans................................................       28        29
  Real estate joint ventures..................................       --         1
  Other limited partnership interests.........................        2         2
  Short-term investments......................................      189        74
  Other invested assets.......................................      109        28
                                                                -------   -------
     Total investments........................................    1,989     2,243
Cash and cash equivalents.....................................      517        81
Accrued investment income.....................................       16        20
Premiums and other receivables................................    1,711       906
Deferred policy acquisition costs and value of business
  acquired....................................................      567       598
Current income tax recoverable................................       33         2
Other assets..................................................      129       131
Separate account assets.......................................    6,633     9,432
                                                                -------   -------
     Total assets.............................................  $11,595   $13,413
                                                                =======   =======
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits......................................  $   372   $   292
  Policyholder account balances...............................    2,790     2,167
  Other policyholder funds....................................       46        34
  Deferred income tax liability...............................      147       116
  Payables for collateral under securities loaned and other
     transactions.............................................      385       541
  Other liabilities...........................................      365        43
  Separate account liabilities................................    6,633     9,432
                                                                -------   -------
     Total liabilities........................................   10,738    12,625
                                                                -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 8)

STOCKHOLDER'S EQUITY:
Common stock, par value $2 per share; 5,000,000 shares
  authorized;
  2,899,446 shares issued and outstanding.....................        6         6
Additional paid-in capital....................................      636       586
Retained earnings.............................................      371       210
Accumulated other comprehensive loss..........................     (156)      (14)
                                                                -------   -------
     Total stockholder's equity...............................      857       788
                                                                -------   -------
     Total liabilities and stockholder's equity...............  $11,595   $13,413
                                                                =======   =======




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006


                                  (IN MILLIONS)

                                                               2008   2007   2006
                                                               ----   ----   ----
REVENUES
Premiums.....................................................  $  9   $ 12   $ 65
Universal life and investment-type product policy fees.......   160    162    143
Net investment income........................................   108    104    106
Other revenues...............................................    43     59     62
Net investment gains (losses)................................   330     99    (60)
                                                               ----   ----   ----
  Total revenues.............................................   650    436    316
                                                               ----   ----   ----
EXPENSES
Policyholder benefits and claims.............................    89     36     91
Interest credited to policyholder account balances...........    84    100    114
Other expenses...............................................   244    205    122
                                                               ----   ----   ----
  Total expenses.............................................   417    341    327
                                                               ----   ----   ----
Income (loss) before provision (benefit) for income tax......   233     95    (11)
Provision (benefit) for income tax...........................    72     23    (17)
                                                               ----   ----   ----
Net income...................................................  $161   $ 72   $  6
                                                               ====   ====   ====




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                                            ACCUMULATED
                                                   ADDITIONAL                  OTHER
                                          COMMON     PAID-IN    RETAINED   COMPREHENSIVE
                                          STOCK      CAPITAL    EARNINGS        LOSS       TOTAL
                                         -------   ----------   --------   -------------   -----
Balance at January 1, 2006.............       $6      $586        $127         $  (4)      $ 715
Comprehensive income:
  Net income...........................                              6                         6
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                            1           1
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                        1
                                                                                           -----
  Comprehensive income.................                                                        7
                                         -------      ----        ----         -----       -----
Balance at December 31, 2006...........        6       586         133            (3)        722
Cumulative effect of a change in
  accounting principle, net of income
  tax (Note 1).........................                              5                         5
                                         -------      ----        ----         -----       -----
Balance at January 1, 2007.............        6       586         138            (3)        727
Comprehensive income:
  Net income...........................                             72                        72
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                          (11)        (11)
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                      (11)
                                                                                           -----
  Comprehensive income.................                                                       61
                                         -------      ----        ----         -----       -----
Balance at December 31, 2007...........        6       586         210           (14)        788
Capital contribution from MetLife, Inc.
  (Note 9).............................                 50                                    50
Comprehensive income:
  Net income...........................                            161                       161
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax......................                                            3           3
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                         (145)       (145)
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                     (142)
                                                                                           -----
  Comprehensive income.................                                                       19
                                         -------      ----        ----         -----       -----
Balance at December 31, 2008...........  $     6      $636        $371         $(156)      $ 857
                                         =======      ====        ====         =====       =====




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                             2008      2007      2006
                                                           -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................  $   161   $    72   $     6
Adjustments to reconcile net income to net cash provided
 by
 operating activities:
  Amortization of premiums and accretion of discounts
     associated with investments, net....................       (3)       --         4
  (Gains) losses from sales of investments, net..........     (330)      (99)       60
  Undistributed equity earnings of real estate joint
     ventures............................................       (1)       --        --
  Interest credited to policyholder account balances.....       84       100       114
  Universal life and investment-type product policy
     fees................................................     (160)     (162)     (143)
  Change in accrued investment income....................        4         2         2
  Change in premiums and other receivables...............     (307)      206       (28)
  Change in deferred policy acquisition costs, net.......       95        38       (27)
  Change in insurance-related liabilities................       78        (1)       52
  Change in income tax payable...........................       77       102       (15)
  Change in other assets.................................      115       132       121
  Change in other liabilities............................      322         9         1
                                                           -------   -------   -------
Net cash provided by operating activities................      135       399       147
                                                           -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities...........................      662       925     1,435
     Mortgage loans on real estate.......................        6        16        32
     Real estate joint ventures..........................        2         1         1
  Purchases of:
     Fixed maturity securities...........................     (522)     (910)   (1,162)
     Equity securities...................................       --       (21)       --
     Mortgage loans on real estate.......................       (8)       --       (58)
  Net change in short-term investments...................     (115)        9        (4)
  Net change in other invested assets....................      (10)        1         1
  Other, net.............................................        1        --        --
                                                           -------   -------   -------
Net cash provided by investing activities................       16        21       245
                                                           -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits............................................    1,446     1,579     1,421
     Withdrawals.........................................   (1,055)   (2,047)   (1,733)
  Net change in payables for collateral under securities
     loaned and other transactions.......................     (156)       12        20
  Capital contribution from MetLife, Inc. ...............       50        --        --
                                                           -------   -------   -------
Net cash provided by (used in) financing activities......      285      (456)     (292)
                                                           -------   -------   -------
Change in cash and cash equivalents......................      436       (36)      100
Cash and cash equivalents, beginning of year.............       81       117        17
                                                           -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR...................  $   517   $    81   $   117
                                                           =======   =======   =======
Supplemental disclosures of cash flow information:
  Net cash received during the year for:
     Income tax..........................................  $     4   $    84   $     2
                                                           =======   =======   =======




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        NOTES TO THE FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). On November 9, 2006, MetLife Investors Insurance Company of California, a California domiciled life insurance company was merged into MLIIC.

     The Company markets and administers traditional life, universal life, variable annuity and fixed annuity products. The Company is licensed to conduct business in 49 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

  BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of MLIIC and its former subsidiary through the date of merger. Intercompany transactions have been eliminated for all periods presented on a consolidated basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     Certain amounts in the prior years' financial statements have been reclassified to conform with the 2008 presentation.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii)  investment impairments;

          (iii) the recognition of income on certain investments;

          (iv) the existence and estimated fair value of embedded derivatives requiring bifurcation;

          (v)   the estimated fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix)  accounting for reinsurance transactions; and

          (x)   the liability for litigation and regulatory matters.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's balance sheets. In addition, the footnotes to the financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

          Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

          Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage loans on real estate, policy loans, real estate joint ventures and other limited partnership interests, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 2.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 2);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans on Real Estate. Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures consisting of leveraged buy-out funds and other private equity funds, in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in affiliated money market pools.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values, which are more fully described in the derivatives accounting policy which follows.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities including mortgage-backed and asset-backed securities) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)") for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIEs primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIEs expected losses, receive a majority of a VIEs expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements. The Company did not consolidate any of its VIEs at December 31, 2008 and 2007.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards and option contracts, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); or
(ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the financial statements and that their related changes in estimated fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in interest credited to policyholder account balances. Each year the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair value of the reporting unit is determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model.

     Management applies significant judgment when determining the estimated fair value of the reporting unit. The valuation methodologies utilized are subject to key assumptions that are sensitive to change. Estimates of fair value

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

     Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed management concluded no impairment of goodwill had occurred at December 31, 2008. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2007 and 2006. Goodwill was $33 million at both December 31, 2008 and 2007.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and traditional annuities. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities are approximately 5%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 3% to 8%.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


       by the contractholder. Certain GMIBs have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMWB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMAB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     At the inception, the GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net investment gains (losses).

     The Company attributes to the embedded derivative a portion of the expected future rider fees to be collected from the policyholder equal to the present value of expected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

     The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Beginning in 2008, the valuation of these embedded derivatives now includes an adjustment for the Company's own credit and risk margins for non capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior, and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraphs to an affiliated reinsurance company. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefit riders. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and
(ii) credited interest, ranging from 3% to 14% less expenses, mortality charges, and withdrawals.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net investment gains (losses) as part of the estimated fair value of the embedded derivative.

  Other Revenues

     Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance treaties. Such fees are recognized in the period in which services are performed.

  Income Taxes

     The Company joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii)  future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 7) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's net income or cash flows.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include actively traded mutual funds. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and
(iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of SFAS 157 also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain riders on variable annuity contracts. The change in valuation of embedded derivatives associated with riders on annuity contracts resulted from the incorporation of risk margins associated with non capital market inputs and the inclusion of the Company's own credit standing in their valuation. At January 1, 2008, the impact of adopting SFAS 157 on assets and liabilities measured at estimated fair value was $20 million ($13 million, net of income tax) and was recognized as a change in estimate in the accompanying statement of income where it was presented in the respective income statement caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income
(loss). The addition of risk margins and the Company's own credit spread in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's net income in future periods.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


Note 11 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's financial statements.

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in a VIE. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

          (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

          (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized a $5 million decrease in the liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of retained earnings. Upon adoption of FIN 48, the Company did not have any unrecognized tax benefits. See also Note 7.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed. The adoption of SOP 05-1 and the related TPAs did not have an impact on the Company's financial statements.

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities at January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r) and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future annual periods.

  Other Pronouncements

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                        DECEMBER 31, 2008
                                          --------------------------------------------
                                                         GROSS
                                           COST OR     UNREALIZED
                                          AMORTIZED   -----------    ESTIMATED    % OF
                                             COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                          ---------   ----   ----   ----------   -----
                                                          (IN MILLIONS)
U.S. corporate securities...............    $  712     $ 4   $ 90     $  626      39.7%
Residential mortgage-backed securities..       373       6     68        311      19.7
Commercial mortgage-backed securities...       311      --     96        215      13.7
U.S. Treasury/agency securities.........       175      11     --        186      11.8
Asset-backed securities.................       190      --     43        147       9.3
Foreign corporate securities............       110      --     27         83       5.3
Foreign government securities...........         7       1     --          8       0.5
                                          ---------   ----   ----   ----------   -----
  Total fixed maturity securities
     (1),(2)............................    $1,878     $22   $324     $1,576     100.0%
                                          =========   ====   ====   ==========   =====
Non-redeemable preferred stock (1)......    $   21    $ --   $ 12     $    9     100.0%
                                          ---------   ----   ----   ----------   -----
  Total equity securities...............    $   21     $--   $ 12     $    9     100.0%
                                          =========   ====   ====   ==========   =====




                                                        DECEMBER 31, 2007
                                          --------------------------------------------
                                                         GROSS
                                           COST OR     UNREALIZED
                                          AMORTIZED   -----------    ESTIMATED    % OF
                                             COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                          ---------   ----   ----   ----------   -----
                                                          (IN MILLIONS)
U.S. corporate securities...............    $  825     $ 6    $16     $  815      40.4%
Residential mortgage-backed securities..       459       2      6        455      22.6
Commercial mortgage-backed securities...       289       1      6        284      14.1
U.S. Treasury/agency securities.........       225       3     --        228      11.3
Asset-backed securities.................        95      --      9         86       4.2
Foreign corporate securities............       136       1      4        133       6.6
Foreign government securities...........        14       2     --         16       0.8
                                          ---------   ----   ----   ----------   -----
  Total fixed maturities (1),(2)........    $2,043     $15    $41     $2,017     100.0%
                                          =========   ====   ====   ==========   =====
Non-redeemable preferred stock (1)......    $   21    $ --    $ 3     $   18     100.0%
                                          ---------   ----   ----   ----------   -----
  Total equity securities...............    $   21     $--    $ 3     $   18     100.0%
                                          =========   ====   ====   ==========   =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." There were no such perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

       December 31, 2008 and 2007. In addition, the Company held $9 million and $18 million at estimated fair value at December 31, 2008 and 2007, respectively, of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $11 million and $24 million, respectively.

   (2) At December 31, 2008 and 2007, the Company also held $8 million and $13 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $8 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at both December 31, 2008 and 2007.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $61 million and $88 million at December 31, 2008 and 2007, respectively. These securities had net unrealized losses of $17 million and less than $1 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were less than $1 million at both December 31, 2008 and 2007. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both December 31, 2008 and 2007.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $3 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers, all of which are included within asset-backed securities and 5% and 95% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. As described below, all of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $186 million and $228 million, respectively. As shown in the sector table above, at December 31, 2008 the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate fixed maturity securities (39.7%), residential mortgage-backed securities (19.7%), and commercial mortgage-backed securities (13.7%); and at December 31, 2007 were U.S. corporate fixed maturity securities (40.4%), residential mortgage-backed securities (22.6%), and commercial mortgage-backed securities (14.1%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $709 million and $948 million, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total cash and invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $24 million and $20 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $159 million and $188 million, respectively, the total of these ten issuers being less

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


than 7% and 9% of the Company's total cash and invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Finance.....................................    $    151    21.3%    $    284    30.0%
Industrial..................................         146    20.6          192    20.2
Consumer....................................         105    14.8          156    16.5
Utility.....................................         104    14.7          101    10.6
Foreign (1).................................          83    11.7          133    14.0
Communications..............................          70     9.9           71     7.5
Other.......................................          50     7.0           11     1.2
                                              ----------   -----   ----------   -----
  Total.....................................        $709   100.0%        $948   100.0%
                                              ==========   =====   ==========   =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors and other fixed maturity foreign investments.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities - The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......    $    228    73.3%    $    304    66.8%
  Pass-through securities...................          83    26.7          151    33.2
                                              ----------   -----   ----------   -----
Total residential mortgage-backed
  securities................................        $311   100.0%        $455   100.0%
                                              ==========   =====   ==========   =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 59%, 29%, and 12% of the total holdings, respectively. At December 31, 2008 and 2007, $272 million and $455 million, respectively, or 87% and 100% respectively, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure was $39 million and $79 million, respectively, with an unrealized loss of $29 million and $1 million respectively. At December 31, 2008 and 2007, $7 million and $79 million, respectively, or 18% and 100% respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AAA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008, the Company's Alt-A holdings are distributed as follows: 7% 2007 vintage year, 74% 2006 vintage year; and 19% 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $215 million and $284 million, respectively, at estimated fair value. At December 31, 2008 and 2007, $185 million and $206 million, respectively, of the estimated fair value, or 86% and 72%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows:
86% Aaa, 8% Aa, 5% A, and 1% Baa. At December 31, 2008, 91% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the Company had no exposure to CMBX securities or commercial real estate collateralized debt obligations securities.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $147 million and $86 million, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $129 million and $41 million, respectively, or 88% and 48%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, student loan receivables, and residential mortgage-backed securities backed by sub-prime mortgage loans of 60%, 10% and 5% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $7 million and $19 million, respectively, and unrealized losses of $14 million and $7 million, respectively. At December 31, 2008, 48% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 5% and 95% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any significant concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity in its equity securities holdings.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................    $   78      $   75       $   74      $   74
Due after one year through five years...       426         395          508         506
Due after five years through ten years..       286         245          311         306
Due after ten years.....................       214         188          307         306
                                          ---------   ----------   ---------   ----------
  Subtotal..............................     1,004         903        1,200       1,192
Mortgage-backed and asset-backed
  securities............................       874         673          843         825
                                          ---------   ----------   ---------   ----------
  Total fixed maturity securities.......    $1,878      $1,576       $2,043      $2,017
                                          =========   ==========   =========   ==========



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive loss, are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Fixed maturity securities...........................   $(302)    $(26)     $(9)
Equity securities...................................     (12)      (3)      --
Derivatives.........................................       3       --       --
                                                      ------   ------   ------
  Subtotal..........................................    (311)     (29)      (9)
                                                      ------   ------   ------
Amounts allocated from DAC and VOBA.................      71        8        4
Deferred income tax.................................      84        7        2
                                                      ------   ------   ------
  Subtotal..........................................     155       15        6
                                                      ------   ------   ------
Net unrealized investment gains (losses)............   $(156)   $ (14)   $  (3)
                                                      ======   ======   ======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance, January 1,.................................   $ (14)    $ (3)     $(4)
Unrealized investment gains (losses) during the
  year..............................................    (282)     (20)      --
Unrealized investment gains (losses) relating to:
  DAC and VOBA......................................      63        4        1
  Deferred income tax...............................      77        5       --
                                                      ------   ------   ------
Balance, December 31,...............................   $(156)    $(14)     $(3)
                                                      ======   ======   ======
Change in net unrealized investment gains (losses)..   $(142)   $ (11)   $   1
                                                      ======   ======   ======



  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                   DECEMBER 31, 2008
                                     -----------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                       LESS THAN 12 MONTHS          THAN 12 MONTHS                 TOTAL
                                     -----------------------   -----------------------   -------------------------
                                                     GROSS                     GROSS                       GROSS
                                      ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED     ESTIMATED    UNREALIZED
                                     FAIR VALUE      LOSS      FAIR VALUE      LOSS       FAIR VALUE       LOSS
                                     ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........   $     437   $       60   $       92   $       30   $        529   $       90
Residential mortgage-backed
  securities.......................          50           11           85           57            135           68
Commercial mortgage-backed
  securities.......................         114           22          101           74            215           96
Asset-backed securities............          96           19           31           24            127           43
Foreign corporate securities.......          49            9           33           18             82           27
Foreign government securities......           1           --           --           --              1           --
                                     ----------   ----------   ----------   ----------   ------------   ----------
  Total fixed maturity securities..        $747         $121         $342         $203         $1,089         $324
                                     ==========   ==========   ==========   ==========   ============   ==========
Equity securities..................        $ --         $ --         $  8         $ 12         $    8         $ 12
                                     ==========   ==========   ==========   ==========   ============   ==========
Total number of securities in an
  unrealized loss position.........         209                       127
                                     ==========                ==========


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   DECEMBER 31, 2007
                                     -----------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                       LESS THAN 12 MONTHS          THAN 12 MONTHS                 TOTAL
                                     -----------------------   -----------------------   -------------------------
                                                     GROSS                     GROSS                       GROSS
                                      ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED     ESTIMATED    UNREALIZED
                                     FAIR VALUE      LOSS      FAIR VALUE      LOSS       FAIR VALUE       LOSS
                                     ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........   $     305    $      11   $      143    $       5   $        448    $      16
Residential mortgage-backed
  securities.......................         215            5           68            1            283            6
Commercial mortgage-backed
  securities.......................          16           --          174            6            190            6
Asset-backed securities............          51            6           17            3             68            9
Foreign corporate securities.......          78            4           23           --            101            4
                                     ----------   ----------   ----------   ----------   ------------   ----------
  Total fixed maturity securities..        $665          $26         $425          $15         $1,090          $41
                                     ==========   ==========   ==========   ==========   ============   ==========
Equity securities..................        $ 18          $ 3         $ --          $--         $   18          $ 3
                                     ==========   ==========   ==========   ==========   ============   ==========
Total number of securities in an
  unrealized loss position.........         154                       103
                                     ==========                ==========



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                               DECEMBER 31, 2008
                                            -------------------------------------------------------
                                            COST OR AMORTIZED   GROSS UNREALIZED      NUMBER OF
                                                   COST               LOSS            SECURITIES
                                            -----------------  -----------------  -----------------
                                            LESS THAN  20% OR  LESS THAN  20% OR  LESS THAN  20% OR
                                               20%      MORE      20%      MORE      20%      MORE
                                            ---------  ------  ---------  ------  ---------  ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months......................   $    322  $  517    $    21  $  206         86     132
Six months or greater but less than nine
  months..................................        195       6         18       4         41       2
Nine months or greater but less than
  twelve months...........................        160      38         24      24         25       7
Twelve months or greater..................        170       5         23       4         40       2
                                            ---------  ------  ---------  ------
  Total...................................       $847    $566        $86    $238
                                            =========  ======  =========  ======
EQUITY SECURITIES:
Less than six months......................       $ --    $ --        $--    $ --         --      --
Six months or greater but less than nine
  months..................................         --      --         --      --         --      --
Nine months or greater but less than
  twelve months...........................         --      20         --      12         --       1
Twelve months or greater..................         --      --         --      --         --      --
                                            ---------  ------  ---------  ------
  Total...................................       $ --    $ 20        $--    $ 12
                                            =========  ======  =========  ======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 DECEMBER 31, 2007
                                          ---------------------------------------------------------------
                                            COST OR AMORTIZED      GROSS UNREALIZED         NUMBER OF
                                                  COST                   LOSS              SECURITIES
                                          --------------------   -------------------   ------------------
                                           LESS THAN    20% OR   LESS THAN    20% OR   LESS THAN   20% OR
                                              20%        MORE       20%        MORE       20%       MORE
                                          -----------   ------   ---------   -------   ---------   ------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................  $       431    $  11     $    11   $     4          88        5
Six months or greater but less than nine
  months................................          152       --           7        --          44       --
Nine months or greater but less than
  twelve months.........................           98       --           5        --          18       --
Twelve months or greater................          439       --          14        --         101       --
                                          -----------   ------   ---------   -------
  Total.................................       $1,120      $11         $37       $ 4
                                          ===========   ======   =========   =======
EQUITY SECURITIES:
Less than six months....................       $   --      $--         $--      $ --          --       --
Six months or greater but less than nine
  months................................           --       --          --        --          --       --
Nine months or greater but less than
  twelve months.........................           21       --           3        --           2       --
Twelve months or greater................           --       --          --        --          --       --
                                          -----------   ------   ---------   -------
  Total.................................       $   21      $--         $ 3       $--
                                          ===========   ======   =========   =======



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $86 million and $37 million, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 3%, respectively, of the cost or amortized cost of such securities. At December 31, 2008, there were no unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost. At December 31, 2007, $3 million of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 14% of the cost of such securities.

     At December 31, 2008, $238 million and $12 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 42% and 60% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $238 million, $206 million were related to fixed maturity securities that were in an unrealized loss position for a period of less than six months. Of such unrealized losses of $12 million, all were related to equity securities that were in an unrealized loss position for a period of nine months or more. At December 31, 2007, $4 million of unrealized losses related to fixed maturity securities, with an unrealized loss position of 20% or more of cost or amortized cost, which

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


represented 36% of the cost or amortized cost of such fixed maturity securities, respectively. Of such unrealized losses all were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and one equity security, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. The two fixed maturity securities represented 15%, or $47 million in the aggregate, of the gross unrealized loss on fixed maturity securities. The one equity security represented all, or $12 million in the aggregate, of the gross unrealized loss on equity securities. The Company held no fixed maturity securities or equity securities with a gross unrealized loss of greater than $10 million at December 31, 2007. These securities with a gross unrealized loss greater than $10 million were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $12 million and $0 at December 31, 2008 and 2007, respectively, is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more for nine months or more was $12 million as of December 31, 2008, all of which are financial services investment grade non-redeemable preferred securities that are rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized loss.

     Also, the Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming periods.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $336 million and $44 million, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2008   2007
                                                               ----   ----
SECTOR:
Commercial mortgage-backed securities........................    29%    14%
U.S. corporate securities....................................    27     36
Residential mortgage-backed securities.......................    20     14
Asset-backed securities......................................    13     20
Foreign corporate securities.................................     8      9
Other........................................................     3      7
                                                                ---    ---
  Total......................................................   100%   100%
                                                                ===    ===
INDUSTRY:
Mortgage-backed..............................................    49%    28%
Finance......................................................    23     35
Asset-backed.................................................    13     20
Consumer.....................................................     7     --
Utility......................................................     4      3
Industrial...................................................     1     13
Other........................................................     3      1
                                                                ---    ---
  Total......................................................   100%   100%
                                                                ===    ===



  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2008   2007   2006
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities....................................  $(25)   $(6)  $(17)
Equity securities............................................    --     (1)    --
Other limited partnership interests..........................    --     --     (1)
Freestanding derivatives.....................................    81     15    (12)
Embedded derivatives.........................................   274     91    (30)
                                                               ----   ----   ----
  Net investment gains (losses)..............................  $330    $99   $(60)
                                                               ====   ====   ====



     See Note 6 for discussion of affiliated net investment gains (losses) included in embedded derivatives in the table above.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                   FIXED MATURITY
                                     SECURITIES           EQUITY SECURITIES             TOTAL
                               ----------------------  ----------------------  ----------------------
                                2008    2007    2006    2008    2007    2006    2008    2007    2006
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
                                                            (IN MILLIONS)
Proceeds.....................   $464    $657   $1,051   $  --   $  --   $  --   $464    $657   $1,051
                               ======  ======  ======  ======  ======  ======  ======  ======  ======
Gross investment gains.......      1       1        4      --      --      --      1       1        4
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
Gross investment losses......    (18)     (6)     (21)     --      --      --    (18)     (6)     (21)
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
Writedowns
     Credit-related..........     (8)     (1)      --      --      (1)     --     (8)     (2)      --
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
  Net investment gains
     (losses)................   $(25)   $ (6)  $  (17)    $--     $(1)    $--   $(25)   $ (7)  $  (17)
                               ======  ======  ======  ======  ======  ======  ======  ======  ======



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $8 million and $2 million for the years ended December 31, 2008 and 2007, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses) during 2006. The substantial increase in 2008 over 2007 was driven by writedowns totaling $3 million of financial services industry securities holdings and $5 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans) all of which were fixed maturity securities.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2008     2007     2006
                                                       ----     ----     ----
                                                            (IN MILLIONS)
Fixed maturity securities............................  $110     $118     $119
Equity securities....................................     1        1       --
Mortgage loans on real estate........................     5        5        5
Policy loans.........................................     2        2        2
Other limited partnership interests..................     1        1        1
Cash, cash equivalents and short-term investments....     4        8        7
Other................................................     1       --       --
                                                       ----     ----     ----
  Total investment income............................   124      135      134
Less: Investment expenses............................    16       31       28
                                                       ----     ----     ----
  Net investment income..............................  $108     $104     $106
                                                       ====     ====     ====



     Net investment income from other limited partnership interests represents distributions from other limited partnership interests accounted for under the cost method. Overall for 2008, the net amount recognized by the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

Company was a gain of $1 million resulting principally from gains on cost method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets.

     Affiliated investment expenses, included in the table above, were $1 million for each of the years ended December 31, 2008, 2007 and 2006. See
"-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $319 million and $523 million and an estimated fair value of $322 million and $525 million were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $324 million and $541 million at December 31, 2008 and 2007, respectively. Of this $324 million of cash collateral at December 31, 2008, $189 million was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral, and $128 million and $7 million, respectively, were due within 30 days and 60 days. Of the $188 million of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $186 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $272 million at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

     Security collateral of $6 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged and is not reflected in the financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $8 million and $7 million at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 3.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Agricultural mortgage loans...................   $  48      63.2%   $  40      54.1%
Commercial mortgage loans.....................      28      36.8       34      45.9
                                                ------   -------   ------   -------
Total mortgage loans on real estate...........     $76     100.0%     $74     100.0%
                                                ======   =======   ======   =======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Mortgage loans on real estate are collateralized by properties located in the United States. At December 31, 2008, 20%, 16% and 12% of the value of the Company's mortgage loans on real estate were located in District of Columbia, Alabama and Arizona, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $2 million at both December 31, 2008 and 2007.

     For each of the years ended December 31, 2008, 2007 and 2006, net investment income from other limited partnership interests was $1 million.

  OTHER INVESTED ASSETS

     At December 31, 2008 and 2007, the carrying value of freestanding derivatives with positive fair values, included in other invested assets, was $109 million and $28 million, respectively.

     See Note 3 regarding the freestanding derivatives with positive estimated fair values.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $2 million and $70 million, respectively, of its total invested assets in the MetLife Intermediate Income Pool, which is an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $2 million, $4 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2008   2007   2006
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Estimated fair value of assets transferred to
  affiliates............................................  $ --    $23   $127
Amortized cost of assets transferred to affiliates......   $--    $23   $129
Net investment gains (losses) recognized on transfers...   $--   $ --   $ (2)
Estimated fair value of assets transferred from
  affiliates............................................   $--    $--   $ 21

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, excluding embedded derivatives, held at:

                                           DECEMBER 31, 2008                DECEMBER 31, 2007
                                    ------------------------------   ------------------------------
                                                  CURRENT MARKET                   CURRENT MARKET
                                                  OR FAIR VALUE                    OR FAIR VALUE
                                               -------------------              -------------------
                                    NOTIONAL              LIABILI-   NOTIONAL              LIABILI-
                                     AMOUNT     ASSETS      TIES      AMOUNT     ASSETS      TIES
                                    --------   --------   --------   --------   --------   --------
                                                             (IN MILLIONS)
Interest rate swaps...............   $   --      $ --       $ --      $    9      $ --       $ --
Interest rate floors..............    2,040       105         --       2,460        27         --
Foreign currency swaps............        8         4         --           8         1         --
Financial forwards................       --        --         --          25        --         --
Credit default swaps..............       41        --         --          30        --         --
                                     ------      ----       ----      ------      ----       ----
  Total...........................   $2,089      $109        $--      $2,532       $28        $--
                                     ======      ====       ====      ======      ====       ====



     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                               REMAINING LIFE
                                          -------------------------------------------------------
                                                        AFTER        AFTER
                                                      ONE YEAR    FIVE YEARS
                                          ONE YEAR     THROUGH      THROUGH    AFTER TEN
                                           OR LESS   FIVE YEARS    TEN YEARS     YEARS      TOTAL
                                          --------   ----------   ----------   ---------   ------
                                                               (IN MILLIONS)
Interest rate floors....................  $     --     $     --      $ 2,040    $     --   $2,040
Foreign currency swaps..................        --           --           --           8        8
Credit default swaps....................        --           34            7          --       41
                                          --------   ----------   ----------   ---------   ------
  Total.................................       $--          $34       $2,047         $ 8   $2,089
                                          ========   ==========   ==========   =========   ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     Interest rate floors are used by the Company primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level.

     Foreign currency swaps are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                     DECEMBER 31, 2008                DECEMBER 31, 2007
                              ------------------------------   ------------------------------
                                              FAIR VALUE                       FAIR VALUE
                                         -------------------              -------------------
                              NOTIONAL              LIABILI-   NOTIONAL              LIABILI-
                               AMOUNT     ASSETS      TIES      AMOUNT     ASSETS      TIES
                              --------   --------   --------   --------   --------   --------
                                                       (IN MILLIONS)
Fair value..................   $   --      $ --       $ --      $    8       $ 1       $ --
Cash flow...................        8         4         --           4        --         --
Non-qualifying..............    2,081       105         --       2,520        27         --
                               ------      ----       ----      ------       ---       ----
  Total.....................   $2,089      $109        $--      $2,532       $28        $--
                               ======      ====       ====      ======       ===       ====



     The Company recognized insignificant net investment income (expense) from settlement payments related to qualifying hedges for the years ended December 31, 2008, 2007 and 2006.

     The Company recognized insignificant net investment gains (losses) from settlement payments related to non-qualifying hedges for each of the years ended December 31, 2008, 2007 and 2006.

  FAIR VALUE HEDGES

     The Company designates and accounts for interest rate swaps to convert fixed rate investments to floating rate investments as fair value hedges when they have met the requirements of SFAS 133.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2008 and 2007. The Company did not have any fair value hedges during the year ended December 31, 2006.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for foreign currency swaps used to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities as cash flow hedges, when they have met the requirements of SFAS 133.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     For each of the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     For the year ended December 31, 2008, the net amount deferred in other comprehensive income (loss) relating to cash flow hedges was $4 million, which represents the net gain on the effective portion of cash flow hedges. For the years ended December 31, 2007 and 2006, the net amounts deferred in other comprehensive income (loss) relating to cash flow hedges was insignificant.

     At December 31, 2008, insignificant amounts of the deferred net gains (losses) on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2009.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps and purchased floors to economically hedge its exposure to interest rates; (ii) foreign currency swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity variance swaps as a macro hedge on certain invested assets; and (v) credit default swaps to synthetically create investments.

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                           YEARS ENDED DECEMBER
                                                                    31,
                                                          ----------------------
                                                          2008     2007     2006
                                                          ----     ----     ----
                                                               (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives........................................      $81      $15     $(12)


  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; affiliated ceded reinsurance contracts related to guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2008   2007
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefit riders....................  $569    $73
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefit riders...................  $226    $17

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents changes in the estimated fair value related to embedded derivatives:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2008   2007   2006
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Net investment gains (losses) (1).......................  $274    $91   $(30)


--------

   (1) Effective January 1, 2008, upon adoption of SFAS 157, the valuation of the Company's guaranteed minimum benefit riders includes an adjustment for the Company's own credit. Included in net investment gains (losses) for the year ended December 31, 2008 are gains of $136 million in connection with this adjustment.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 11 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments.

     At December 31, 2008, the Company was obligated to return cash collateral under its control of $61 million. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the balance sheets. The Company had no cash collateral under its control at December 31, 2007.

     In addition, the Company may have exchange-traded futures, which require the pledging of collateral. At December 31, 2008, the Company did not provide any securities collateral for exchange traded futures. At December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $3 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $26 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid an insignificant amount to terminate all of these contracts.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                                 DECEMBER 31, 2008
                                            -----------------------------------------------------------
                                                               MAXIMUM AMOUNT
                                             FAIR VALUE OF   OF FUTURE PAYMENTS       WEIGHTED
RATING AGENCY DESIGNATION OF REFERENCED     CREDIT DEFAULT      UNDER CREDIT       AVERAGE YEARS
CREDIT OBLIGATIONS (1)                           SWAPS        DEFAULT SWAPS (2)   TO MATURITY (3)
------------------------------------------  --------------   ------------------   ---------------
                                                                   (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)..........................       $ --                $ 2                5.0
  Credit default swaps referencing
     indices..............................         --                 24                4.0
                                                 ----                ---
     Subtotal.............................         --                 26                4.1
                                                 ----                ---
Baa
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
Ba
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
B
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
Caa and lower
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
In or near default
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
                                                  $--                $26                4.1
                                                 ====                ===



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                          DAC   VOBA   TOTAL
                                                         ----   ----   -----
                                                            (IN MILLIONS)
Balance at January 1, 2006.............................  $441   $163    $604
  Capitalizations......................................    80     --      80
                                                         ----   ----    ----
       Subtotal........................................   521    163     684
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................   (13)    (3)    (16)
     Other expenses....................................    85    (17)     68
                                                         ----   ----    ----
       Total amortization..............................    72    (20)     52
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........    --     (1)     (1)
                                                         ----   ----    ----
Balance at December 31, 2006...........................   449    184     633
  Capitalizations......................................    89     --      89
                                                         ----   ----    ----
       Subtotal........................................   538    184     722
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................    34      6      40
     Other expenses....................................    63     25      88
                                                         ----   ----    ----
       Total amortization..............................    97     31     128
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........    (3)    (1)     (4)
                                                         ----   ----    ----
Balance at December 31, 2007...........................   444    154     598
  Capitalizations......................................    89     --      89
                                                         ----   ----    ----
       Subtotal........................................   533    154     687
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................    31     --      31
     Other expenses....................................   117     35     152
                                                         ----   ----    ----
       Total amortization..............................   148     35     183
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........   (50)   (13)    (63)
                                                         ----   ----    ----
Balance at December 31, 2008...........................  $435   $132    $567
                                                         ====   ====    ====



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $17 million in 2009, $15 million in 2010, $14 million in 2011, $12 million in 2012, and $11 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                       POLICYHOLDER         OTHER
                                    FUTURE POLICY        ACCOUNT         POLICYHOLDER
                                       BENEFITS          BALANCES           FUNDS
                                   ---------------   ---------------   ---------------
                                                       DECEMBER 31,
                                   ---------------------------------------------------
                                    2008     2007     2008     2007     2008     2007
                                   ------   ------   ------   ------   ------   ------
                                                      (IN MILLIONS)
Traditional life.................   $  8     $  8    $   --   $   --    $ --     $ --
Variable & universal life........     --       --       130      134       1        3
Annuities........................    364      284     2,660    2,033      45       31
                                    ----     ----    -- ---   -- ---    ----     ----
Total............................   $372     $292    $2,790   $2,167     $46      $34
                                    ====     ====    == ===   == ===    ====     ====



  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2008     2007     2006
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Balance at January 1,..................................  $ 90      $80     $ 75
Capitalization.........................................    18       19       19
Amortization...........................................   (20)      (9)     (14)
                                                         ----      ---     ----
Balance at December 31,................................  $ 88      $90     $ 80
                                                         ====      ===     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $6,633 million and $9,432 million at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $141 million, $138 million and $115 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     For each of the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). These guarantees include benefits that are payable in the event of death or at annuitization.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts is as follows:

                                                                  DECEMBER 31,
                                        ---------------------------------------------------------------
                                                     2008                             2007
                                        ------------------------------   ------------------------------
                                            IN THE             AT            IN THE             AT
                                        EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                        --------------   -------------   --------------   -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value................     $   2,382             N/A        $   2,635             N/A
Net amount at risk (2)................     $     675 (3)         N/A        $      10 (3)         N/A
Average attained age of
  contractholders.....................      62 years             N/A         60 years             N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
Separate account value................     $   5,390       $   4,239        $   8,070       $   5,516
Net amount at risk (2)................     $   2,256 (3)   $   2,003 (4)    $     225 (3)   $      89 (4)
Average attained age of
  contractholders.....................      62 years        62 years         63 years        62 years


--------

   (1) The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current GMDB in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity contracts is as follows:

                                                                  ANNUITY
                                                                 CONTRACTS
                                                               -------------
                                                                 GUARANTEED
                                                               ANNUITIZATION
                                                                  BENEFITS
                                                               -------------
                                                               (IN MILLIONS)
Balance at January 1, 2006...................................     $     --
Incurred guaranteed benefits.................................           --
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2006.................................           --
Incurred guaranteed benefits.................................            8
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2007.................................            8
Incurred guaranteed benefits.................................           41
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2008.................................          $49
                                                               =============


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Excluded from the table above are guaranteed annuitization benefit liabilities on the Company's annuity contracts of $67 million, $21 million and $24 million at December 31, 2008, 2007 and 2006, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
Mutual Fund Groupings
  Equity..................................................  $4,134   $4,670
  Balanced................................................   1,838    4,073
  Bond....................................................     346      445
  Money Market............................................     242      125
  Specialty...............................................      30       58
                                                            ------   ------
     Total................................................  $6,590   $9,371
                                                            ======   ======



6.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Starting in 2002, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     The Company reinsures 90% of its new production of fixed annuities to an affiliated reinsurer. The Company reinsures 100% of the living and death benefit riders associated with its variable annuities issued since 2001 to an affiliated reinsurer. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on rider fees collected from policyholders and receives reimbursements for benefits paid or accrued in excess of account values, subject to certain limitations. The Company enters into similar agreements for new or in-force business depending on market conditions.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2008     2007     2006
                                                       ----     ----     ----
                                                            (IN MILLIONS)
PREMIUMS:
  Direct premiums....................................  $  9     $ 13     $ 65
  Reinsurance ceded..................................    --       (1)      --
                                                       ----     ----     ----
     Net premiums....................................  $  9     $ 12     $ 65
                                                       ====     ====     ====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees.....................................  $191     $201     $177
  Reinsurance ceded..................................   (31)     (39)     (34)
                                                       ----     ----     ----
     Net universal life and investment-type product
       policy fees...................................  $160     $162     $143
                                                       ====     ====     ====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims............  $150     $ 43     $ 99
  Reinsurance ceded..................................   (61)      (7)      (8)
                                                       ----     ----     ----
     Net policyholder benefits and claims............  $ 89     $ 36     $ 91
                                                       ====     ====     ====



     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                              DECEMBER 31,
                                                            ----------------
                                                             2008      2007
                                                            ------   -------
                                                              (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $    7   $    --
Claim recoverables........................................       1        --
                                                            ------   -------
  Total...................................................  $    8      $ --
                                                            ======   =======
AFFILIATED RECOVERABLES:
Deposit recoverables......................................  $1,033      $738
Future policy benefit recoverables........................     636       103
Claim recoverables........................................       4         1
All other recoverables....................................      32        58
                                                            ------   -------
  Total...................................................  $1,705      $900
                                                            ======   =======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers. The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and irrevocable letters of credit. At December 31, 2008, the Company has $276 million of affiliated reinsurance recoverable balances secured through irrevocable letters of credit issued and $139 million of affiliated reinsurance recoverable balances secured by funds held in trust as collateral.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's five largest unaffiliated reinsurers account for $8 million, or 100%, of its total unaffiliated reinsurance recoverable balances at December 31, 2008.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were insignificant at both December 31, 2008 and 2007. Reinsurance balances payable to affiliated reinsurers, included in liabilities, were $91 million and $5 million at December 31, 2008 and 2007, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries including Metropolitan Life Insurance Company ("MLIC") and Exeter Reassurance Company, Ltd. The Company also has reinsurance agreements with Reinsurance Group of America, Incorporated, ("RGA"), a former affiliate, which was split-off from MetLife in September 2008. The table below includes amounts related to transactions with RGA through the date of the split-off.

     The following table reflects related party reinsurance information:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                           2008   2007   2006
                                                           ----   ----   ----
                                                              (IN MILLIONS)
Ceded fees, included in universal life and investment-
  type product policy fees...............................   $30    $38    $33
Income from deposit contracts, included in other
  revenues...............................................   $29    $45    $45
Ceded benefits, included in policyholder benefits and
  claims.................................................   $61    $ 7    $ 8
Interest costs on ceded reinsurance, included in other
  expenses...............................................   $(1)   $(2)   $(2)


     The Company has ceded risks to an affiliate related to guaranteed minimum benefit riders written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The embedded derivatives ceded are included within premiums and other receivables and were assets of $569 million and $73 million at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008, 2007 and 2006, net investment gains (losses) included $496 million, $110 million and ($36) million, respectively, in changes in fair value of such embedded derivatives.

7.  INCOME TAX

     The provision (benefit) for income tax is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Current:
  Federal.............................................  $(36)     $(4)    $(81)
Deferred:
  Federal.............................................   108       27       64
                                                        ----      ---     ----
Provision (benefit) for income tax....................  $ 72      $23     $(17)
                                                        ====      ===     ====


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision (benefit) at the U.S. statutory rate to the provision (benefit) for income tax as reported is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Tax provision at U.S. statutory rate..................  $ 82     $ 33     $ (4)
Tax effect of:
  Tax-exempt investment income........................   (10)      (9)      (9)
  Prior year tax......................................    --       (2)      (3)
  Other, net..........................................    --        1       (1)
                                                        ----     ----     ----
Provision (benefit) for income tax....................  $ 72      $23     $(17)
                                                        ====     ====     ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                              2008    2007
                                                             -----   -----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables.................  $  --   $  73
  Net unrealized investment losses.........................     84       7
  Other....................................................      1       1
                                                             -----   -----
                                                                85      81
                                                             -----   -----
Deferred income tax liabilities:
  Investments..............................................     35      13
  Policyholder liabilities and receivables.................     24      --
  DAC......................................................    173     184
                                                             -----   -----
                                                               232     197
                                                             -----   -----
Net deferred income tax liability..........................  $(147)  $(116)
                                                             =====   =====



     A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

     The Company has not recorded a valuation allowance against the deferred tax asset of $84 million recognized in connection with unrealized investment losses at December 31, 2008. The Company has the intent and ability to hold such securities until their recovery or maturity and the Company has available to it tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     Effective January 1, 2006, the Company joined with MetLife and its includable affiliates in filing a federal income tax return. The Company participates in a tax sharing agreement with MetLife. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Pursuant to the tax sharing agreement, the amount due from affiliates is $33 million and $2 million as of December 31, 2008 and 2007, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's financial statements.

     As a result of the implementation of FIN 48, the Company recognized a $5 million decrease in the liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of retained earnings. Upon adoption of FIN 48, the Company did not have any unrecognized tax benefits.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $10 million and $9 million, respectively, related to the separate account DRD.

8.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. At both December 31, 2008 and 2007, the Company maintained a liability of $8 million, and a related asset for premium tax offsets of $800 thousand for undiscounted future assessments in respect of impaired, insolvent or failed insurers. At December 31, 2007, the Company also held a receivable of $7 million, recorded in other assets, for reimbursement of assessments incurred in a prior acquisition. There were no such receivables at December 31, 2008.

COMMITMENTS

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amount of this unfunded commitment was $1 million at December 31, 2008. The Company did not have unfunded commitments at December 31, 2007. The Company anticipates that this amount will be invested in partnerships over the next five years.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company had no liability for indemnities, guarantees and commitments at both December 31, 2008 and 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $26 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid an insignificant amount to terminate all of these contracts.

     See Note 3 for further disclosures related to credit default swap obligations.

9.  EQUITY

  CAPITAL CONTRIBUTIONS

     The Company received a cash contribution of $50 million from MetLife during the year ended December 31, 2008. There were no contributions received for the years ended December 31, 2007 and 2006.

  STATUTORY EQUITY AND INCOME

     The Company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Missouri State Department of Insurance (the "Department") has adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Missouri. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of the Company.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Statutory net income (loss) of the Company, as filed with the Department, was ($35) million, $40 million and $116 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Department, was $398 million and $329 million at December 31, 2008 and 2007, respectively.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  DIVIDEND RESTRICTIONS

     Under Missouri State Insurance Law, the maximum amount of dividends the Company is permitted to pay, without prior insurance regulatory clearance, is the greater of: (i) 10% of its statutory surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). However, dividends may only be paid from positive balances in statutory unassigned funds. Since the Company's statutory unassigned funds surplus is less than zero, no dividends are permissible in 2009 without prior approval of the Missouri Commissioner of Insurance.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior years:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2008    2007    2006
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year...........................................  $(305)  $ (27)   $(22)
Income tax effect of holding gains (losses)..........    107       9       8
Reclassification adjustments:
  Recognized holding (gains) losses included in
     current year income.............................     26       7      18
  Amortization of premiums and accretion of discounts
     associated with investments ....................     (3)     --       4
  Income tax effect..................................     (8)     (3)     (8)
Allocation of holding losses on investments relating
  to other policyholder amounts......................     63       4       1
Income tax effect of allocation of holding losses to
  other policyholder amounts.........................    (22)     (1)     --
                                                       -- --   -- --    - --
Other comprehensive income (loss)....................  $(142)   $(11)   $  1
                                                       == ==   == ==    = ==



10.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2008    2007    2006
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Compensation.........................................   $ 18    $ 16    $ 14
Commissions..........................................     85      95      82
Amortization of DAC and VOBA.........................    183     128      52
Capitalization of DAC................................    (89)    (89)    (80)
Insurance tax........................................      2       3       3
Other................................................     45      52      51
                                                        ----    ----    ----
Total other expenses.................................   $244    $205    $122
                                                        ====    ====    ====



     For the years ended December 31, 2008, 2007 and 2006, commissions and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 6. See also Note 12 for discussion of affiliated expenses included in the table above.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     See Note 4 for a rollforward of DAC including impacts of amortization and capitalization.

11.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                                              ESTIMATED
                                                       NOTIONAL    CARRYING      FAIR
DECEMBER 31, 2007                                       AMOUNT      VALUE       VALUE
-----------------                                     ---------   ---------   ---------
                                                                (IN MILLIONS)
Assets:
  Fixed maturity securities.........................               $ 2,017     $ 2,017
  Equity securities.................................                $   18      $   18
  Mortgage loans on real estate.....................                $   74      $   76
  Policy loans......................................                $   29      $   29
  Short-term investments............................                $   74      $   74
  Cash and cash equivalents.........................                $   81      $   81
  Accrued investment income.........................                $   20      $   20
Liabilities:
  Policyholder account balances.....................                $2,033      $1,956
  Payables for collateral under securities loaned
     transactions...................................                $  541      $  541


     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage Loans on Real Estate -- Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Payables for Collateral Under Securities Loaned Transactions -- The estimated fair value for payables for collateral under securities loaned transactions approximates carrying value.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial forwards, interest rate, credit default and foreign currency swaps and interest rate floors are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

                                                                                ESTIMATED
                                                         NOTIONAL    CARRYING      FAIR
DECEMBER 31,  2008                                        AMOUNT      VALUE       VALUE
------------------                                      ---------   ---------   ---------
                                                                  (IN MILLIONS)
Assets:
  Fixed maturity securities..........................                 $1,576      $1,576
  Equity securities..................................                 $    9      $    9
  Mortgage loans on real estate......................                 $   76      $   78
  Policy loans.......................................                 $   28      $   35
  Other limited partnership interests................                 $    2      $    2
  Short-term investments.............................                 $  189      $  189
  Other invested assets (1)..........................     $2,075      $  109      $  109
  Cash and cash equivalents..........................                 $  517      $  517
  Accrued investment income..........................                 $   16      $   16
  Premiums and other receivables (2).................                 $1,057      $  898
  Separate account assets............................                 $6,633      $6,633
  Net embedded derivatives within asset host
     contracts (3)...................................                 $  569      $  569
Liabilities:
  Policyholder account balances (2)..................                 $1,874      $1,627
  Payables for collateral under securities loaned and
     other transactions..............................                 $  385      $  385
  Other liabilities: (2)
     Derivative liabilities..........................     $   14      $   --      $   --
     Other...........................................                 $    1      $    1
  Net embedded derivatives within liability host
     contracts (3)...................................                 $  226      $  226


--------

   (1) Other invested assets is comprised of freestanding derivatives with positive estimated fair values.

   (2) Carrying values presented herein differ from those presented on the balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage Loans on Real Estate -- The Company originates mortgage loans on real estate principally for investment purposes. These loans are carried at amortized cost within the financial statements. The fair value for mortgage loans on real estate is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Other Limited Partnership Interests -- Other limited partnerships included in the preceding table consist of those investments accounted for using the cost method.

     The estimated fair values for other limited partnership interests accounted for under the cost method are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short-term investments do not qualify as securities and are recognized at amortized cost in the balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at estimated fair value in the balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the balance sheet is comprised of freestanding derivatives with positive estimated fair values. The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     Cash and Cash Equivalents -- Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

     Premiums and Other Receivables -- Premiums and other receivables in the balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, fees and general operating receivables, and embedded derivatives related to the ceded reinsurance of certain variable annuity riders.

     Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     Embedded derivatives recognized in connection with ceded reinsurance of certain variable annuity riders are included in this caption in the financial statements but excluded from this caption in the preceding table as they are separately presented.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheet in accordance with SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts are comprised of actively traded mutual

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


funds. The fair value of mutual funds is based upon quoted prices or reported NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity riders accounted for as embedded derivatives are included in this caption in the financial statements but excluded from this caption in the table above as they are separately presented therein. The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include fixed deferred annuities, modified guaranteed annuities and fixed term payout annuities. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models and observable market inputs that take into consideration publicly available information relating to the Company's claims paying ability.

     Payables for Collateral Under Securities Loaned and Other
Transactions -- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the balance sheet is principally comprised of freestanding derivatives with negative estimated fair values; tax and litigation contingency liabilities; interest due on cash collateral held in relation to securities lending; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest due on cash collateral held in relation to securities lending. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     Embedded Derivatives within Asset and Liability Host Contracts -- Embedded derivatives principally include certain direct variable annuity riders and certain affiliated ceded reinsurance contracts related to such variable annuity riders. Embedded derivatives are recorded in the financial statements at estimated fair value with changes in estimated fair value adjusted through net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit riders. GMWB, GMAB and certain GMIB riders are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net investment gains (losses). These embedded derivatives are classified within policyholder account balances. The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Effective January 1, 2008, upon adoption of SFAS 157, the valuation of these riders now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment. These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraph. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company. Because the direct rider is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct rider.

     The accounting for embedded derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. If interpretations change, there is a risk that features previously not bifurcated may require bifurcation and reporting at estimated fair value in the financial statements and respective changes in estimated fair value could materially affect net income.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The fair value of assets and liabilities measured at estimated fair value on a recurring basis, are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                                   DECEMBER 31, 2008
                                               --------------------------------------------------------
                                                        FAIR VALUE MEASUREMENTS AT
                                                           REPORTING DATE USING
                                               --------------------------------------------
                                                 QUOTED PRICES
                                               IN ACTIVE MARKETS  SIGNIFICANT
                                                 FOR IDENTICAL       OTHER      SIGNIFICANT
                                                   ASSETS AND      OBSERVABLE  UNOBSERVABLE     TOTAL
                                                  LIABILITIES        INPUTS       INPUTS      ESTIMATED
                                                   (LEVEL 1)       (LEVEL 2)     (LEVEL 3)   FAIR VALUE
                                               -----------------  -----------  ------------  ----------
                                                                     (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities..................        $   --          $  618        $  8        $  626
  Residential mortgage-backed securities.....            --             306           5           311
  Commercial mortgage-backed securities......            --             215          --           215
  U.S. Treasury/agency securities............            72             114          --           186
  Asset-backed securities....................            --             122          25           147
  Foreign corporate securities...............            --              64          19            83
  Foreign government securities..............            --               8          --             8
                                                     ------          ------        ----        ------
     Total fixed maturity securities.........            72           1,447          57         1,576
                                                     ------          ------        ----        ------
Equity securities:
  Non-redeemable preferred stock.............            --              --           9             9
                                                     ------          ------        ----        ------
     Total equity securities.................            --              --           9             9
                                                     ------          ------        ----        ------
Short-term investments.......................           144              45          --           189
Derivative assets (1)........................            --             109          --           109
Net embedded derivatives within asset host
  contracts (2)..............................            --              --         569           569
Separate account assets (3)..................         6,633              --          --         6,633
                                                     ------          ------        ----        ------
     Total assets............................        $6,849          $1,601        $635        $9,085
                                                     ======          ======        ====        ======
LIABILITIES
Net embedded derivatives within liability
  host contracts (2).........................        $   --          $   --        $226        $  226
                                                     ======          ======        ====        ======



--------

   (1) Derivative assets are presented within other invested assets on the balance sheet.

   (2) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances.

   (3) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities and certain short-term money market securities. Separate account assets classified within this level principally include mutual funds.

     Level 2 This category includes fixed maturity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include most U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, foreign government securities and asset-backed securities. Short-term investments included within Level 2 are of a similar nature to these fixed maturity securities. As it relates to derivatives, this level includes derivatives for which all the inputs used, are observable; including interest rate floors, foreign currency swaps and credit default swaps.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including: U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; and asset backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist of non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes: credit default swaps having unobservable credit correlations and priced through independent broker quotations. Embedded derivatives classified within this level include embedded derivatives associated with certain variable annuity riders as well as those on the cession of the risks associated with those riders to affiliates.

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                          ---------------------------------------------------------------------------------------------------------
                                                                TOTAL REALIZED/UNREALIZED
                                                               GAINS (LOSSES) INCLUDED IN:
                                                              -----------------------------    PURCHASES,
                            BALANCE,     IMPACT OF   BALANCE,                     OTHER          SALES,       TRANSFER IN  BALANCE,
                          DECEMBER 31,   SFAS 157   BEGINNING                 COMPREHENSIVE  ISSUANCES AND    AND/OR OUT    END OF
                              2007     ADOPTION (1) OF PERIOD EARNINGS (2, 3) INCOME (LOSS) SETTLEMENTS (4) OF LEVEL 3 (5)  PERIOD
                          ------------ ------------ --------- --------------- ------------- --------------- -------------- --------
                                                                        (IN MILLIONS)
Fixed maturity
  securities.............     $115         $ --        $115         $ (8)          $(29)          $(27)           $ 6        $ 57
Equity securities........       18           --          18           --             (9)            --             --           9
Net embedded derivatives
  (6)....................       56           30          86          244             --             13             --         343


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. The net impact of adoption on Level 3 assets and liabilities presented in the table above was a $30 million increase to net assets. Such amount was also impacted by a decrease to DAC of $10 million for a total impact of $20 million on Level 3 assets and liabilities and also reflects the total net impact of the adoption of SFAS 157, as described in Note 1.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses. Lapses associated with embedded derivatives are included with the earnings caption of total gains/losses.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                      TOTAL GAINS AND LOSSES
                                           --------------------------------------------
                                            CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                   (LOSSES) INCLUDED IN EARNINGS
                                           --------------------------------------------
                                               NET               NET
                                            INVESTMENT       INVESTMENT
                                              INCOME       GAINS (LOSSES)      TOTAL
                                           -----------     --------------   -----------
                                                           (IN MILLIONS)
Fixed maturity securities................    $     --         $      (8)     $      (8)
Net embedded derivatives.................          --               244            244


     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                               CHANGES IN UNREALIZED GAINS (LOSSES)
                                            RELATING TO ASSETS AND LIABILITIES HELD AT
                                                         DECEMBER 31, 2008
                                            ------------------------------------------
                                                NET             NET
                                             INVESTMENT     INVESTMENT
                                               INCOME     GAINS (LOSSES)      TOTAL
                                            -----------   --------------   -----------
                                                           (IN MILLIONS)
Fixed maturity securities.................    $     --       $      (8)     $      (8)
Net embedded derivatives..................          --             244            244


12.  RELATED PARTY TRANSACTIONS

     The Company has entered into a master service agreement with MLIC who provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $31 million, $37 million and $24 million, included in other expenses, for services performed under the master service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $21 million, $20 million and $30 million, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has entered into a distribution agreement with MetLife Investors Distribution Company ("MDC"), in which MDC agrees to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate MDC for the sale and servicing of such insurance products in accordance with the terms of the agreement. MDC charged the Company $61 million, $94 million and $80 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, the Company has entered into a service agreement with MDC, in which the Company agrees to provide certain administrative services to MDC. MDC agrees to compensate the Company for the administrative services provided in accordance with the terms of the agreements. The Company received fee revenue of $14 million, $15 million and $16 million, included in other revenues, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into an investment service agreement with several affiliates ("Advisors"), in which the Advisors provide investment advisory and administrative services to registered investment companies which serve as investment vehicles for certain insurance contracts issued by the Company. Per the agreement, the net profit or loss of the Advisors is allocated to the Company resulting in revenue of $22 million, $21 million and $25 million included in universal life and investment-type product policy fees, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net payables to affiliates of $21 million and $11 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These payables exclude affiliated reinsurance balances discussed in Note 6.

     See Notes 2, 5 and 6 for additional related party transactions.

GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Consolidated Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of General American Life Insurance
Company:

     We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General American Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 09, 2009

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                      2008      2007
                                                                    -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair
     value (amortized cost: $6,582 and $7,508, respectively).....   $ 6,140   $ 7,919
  Equity securities available-for-sale, at estimated fair value
     (cost: $166 and $31, respectively)..........................       135        31
  Mortgage loans on real estate..................................       219       241
  Policy loans...................................................     1,691     1,657
  Real estate and real estate joint ventures held-for-
     investment..................................................        55        55
  Other limited partnership interests............................        81        33
  Short-term investments.........................................       514       237
  Other invested assets..........................................       126        80
                                                                    -------   -------
     Total investments...........................................     8,961    10,253
Cash and cash equivalents........................................       152       103
Accrued investment income........................................        99       107
Premiums and other receivables...................................     2,177     2,154
Deferred policy acquisition costs and value of business
  acquired.......................................................       279       137
Current income tax recoverable...................................        23       119
Deferred income tax assets.......................................       210        --
Other assets.....................................................       136       140
Assets of subsidiary held-for-sale...............................        --    22,037
Separate account assets..........................................     1,484     2,080
                                                                    -------   -------
     Total assets................................................   $13,521   $37,130
                                                                    =======   =======

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits.........................................   $ 5,176   $ 5,197
  Policyholder account balances..................................     4,143     4,134
  Other policyholder funds.......................................       249       229
  Policyholder dividends payable.................................       107       102
  Short-term debt -- affiliated..................................        --        50
  Long-term debt.................................................       101       101
  Deferred income tax liability..................................        --        32
  Payables for collateral under securities loaned and other
     transactions................................................       806     1,438
  Other liabilities..............................................       446       531
  Liabilities of subsidiary held-for-sale........................        --    19,958
  Separate account liabilities...................................     1,484     2,080
                                                                    -------   -------
     Total liabilities...........................................    12,512    33,852
                                                                    -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 10)

STOCKHOLDER'S EQUITY:
Common stock, par value $1.00 per share; 5,000,000 shares
  authorized; 3,000,000 shares issued and outstanding............         3         3
Additional paid-in capital.......................................     1,243     1,849
Retained earnings................................................        71       969
Accumulated other comprehensive income (loss)....................      (308)      457
                                                                    -------   -------
     Total stockholder's equity..................................     1,009     3,278
                                                                    -------   -------
     Total liabilities and stockholder's equity..................   $13,521   $37,130
                                                                    =======   =======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                              2008    2007    2006
                                                             ------   ----   ------
REVENUES
Premiums...................................................  $  284   $308   $  299
Universal life and investment-type product policy fees.....     160    188      226
Net investment income......................................     474    511      521
Other revenues.............................................       6     37       10
Net investment gains (losses)..............................     137    (91)     (21)
                                                             ------   ----   ------
  Total revenues...........................................   1,061    953    1,035
                                                             ------   ----   ------
EXPENSES
Policyholder benefits and claims...........................     454    485      445
Interest credited to policyholder account balances.........     140    147      151
Policyholder dividends.....................................     168    163      170
Other expenses.............................................      84     77      143
                                                             ------   ----   ------
  Total expenses...........................................     846    872      909
                                                             ------   ----   ------
Income from continuing operations before provision for
  income tax...............................................     215     81      126
Provision for income tax...................................      95     39       44
                                                             ------   ----   ------
Income from continuing operations..........................     120     42       82
Income (loss) from discontinued operations, net of income
  tax......................................................    (295)   157      150
                                                             ------   ----   ------
Net income (loss)..........................................  $ (175)  $199   $  232
                                                             ======   ====   ======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)

                                                                         ACCUMULATED OTHER COMPREHENSIVE
                                                                                  INCOME (LOSS)
                                                                      -------------------------------------
                                                                          NET
                                                                      UNREALIZED     FOREIGN       DEFINED
                                              ADDITIONAL              INVESTMENT     CURRENCY      BENEFIT
                                     COMMON     PAID-IN    RETAINED      GAINS     TRANSLATION      PLANS
                                      STOCK     CAPITAL    EARNINGS    (LOSSES)    ADJUSTMENTS   ADJUSTMENT    TOTAL
                                     ------   ----------   --------   ----------   -----------   ----------   -------
Balance at January 1, 2006.........      $3       $1,836      $ 556        $ 431         $  41          $(4)  $ 2,863
Sale of subsidiary (Note 2)........                   (9)                                                          (9)
Equity transactions of majority
  owned subsidiary.................                   12                                                           12
Dividends on common stock..........                             (13)                                              (13)
Comprehensive income:
  Net income.......................                             232                                               232
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                          (62)                                 (62)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                         11                     11
     Additional minimum pension
       liability adjustment, net of
       income tax..................                                                                       1         1
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                               (50)
                                                                                                              -------
  Comprehensive income.............                                                                               182
                                                                                                              -------
  Adoption of SFAS 158, net of
     income tax....................                                                                      (1)       (1)
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2006.......       3        1,839        775          369            52           (4)    3,034
Cumulative effect of a change in
  accounting principle, net of
  income tax (Note 1)..............                              (5)                                               (5)
                                         --       ------      -----        -----         -----          ---   -------
Balance at January 1, 2007.........       3        1,839        770          369            52           (4)    3,029
Equity transactions of majority
  owned subsidiary.................                   10                                                           10
Comprehensive income:
  Net income.......................                             199                                               199
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                          (21)                                 (21)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                         60                     60
     Defined benefit plans
       adjustment, net of income
       tax.........................                                                                       1         1
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                                40
                                                                                                              -------
  Comprehensive income.............                                                                               239
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2007.......       3        1,849        969          348           112           (3)    3,278
Equity transactions of majority
  owned subsidiary.................                  (11)                                                         (11)
Dividend of interests in subsidiary
  (Note 2).........................                 (595)      (723)                                           (1,318)
Comprehensive loss:
  Net loss.........................                            (175)                                             (175)
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                         (647)                                (647)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                       (122)                  (122)
     Defined benefit plans
       adjustment, net of income
       tax.........................                                                                       4         4
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                              (765)
                                                                                                              -------
  Comprehensive loss...............                                                                              (940)
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2008.......      $3       $1,243      $  71        $(299)        $ (10)         $ 1   $ 1,009
                                         ==       ======      =====        =====         =====          ===   =======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                             2008      2007      2006
                                                           -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................................  $  (175)  $   199   $   232
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization expenses..............        7         7         8
     Amortization of premiums and accretion of discounts
       associated with investments, net..................      (32)      (33)      (13)
     (Gains) losses from sales of investments and
       businesses, net...................................      502       268        14
     Interest credited to policyholder account balances..      248       409       405
     Universal life and investment-type product policy
       fees..............................................     (160)     (188)     (226)
     Change in premiums and other receivables............     (116)     (226)     (511)
     Change in deferred policy acquisition costs, net....     (262)     (339)     (306)
     Change in insurance-related liabilities.............      294     1,348       963
     Change in income tax payable........................      124        65       194
     Change in other assets..............................      (96)      117        87
     Change in other liabilities.........................      257       432        97
     Other, net..........................................       (2)        3       (24)
                                                           -------   -------   -------
Net cash provided by operating activities................      589     2,062       920
                                                           -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities...........................    3,221     2,974     4,623
     Equity securities...................................       41        34        68
     Mortgage loans on real estate.......................       74        26        87
     Real estate and real estate joint ventures..........       --         1        --
     Other limited partnership interests.................        4         1         5
  Purchases of:
     Fixed maturity securities...........................   (3,167)   (4,116)   (6,056)
     Equity securities...................................      (59)      (12)      (40)
     Mortgage loans on real estate.......................       (5)     (129)     (160)
     Real estate and real estate joint ventures..........       (2)       (1)       (3)
     Other limited partnership interests.................      (66)      (19)       --
  Net change in short-term investments...................     (255)      123      (282)
  Proceeds from sales of businesses, net of cash disposed
     of $0, $0 and $5, respectively......................       --        --        71
  Dividend of subsidiary.................................     (270)       --        --
  Net change in other invested assets....................     (416)     (976)     (705)
  Other, net.............................................      (24)      (43)      (50)
                                                           -------   -------   -------
Net cash used in investing activities....................  $  (924)  $(2,137)  $(2,442)
                                                           -------   -------   -------




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)

                                                              2008     2007     2006
                                                            -------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.............................................  $ 1,379   $1,147   $1,446
     Withdrawals..........................................     (714)    (986)    (828)
  Net change in payables for collateral under securities
     loaned and other transactions........................     (632)    (204)     259
  Net change in short-term debt -- affiliated.............      (50)      50       --
  Long-term debt issued...................................       --      297       --
  Long-term debt repaid...................................       (3)     (79)    (100)
  Collateral financing arrangements issued................       --       --      850
  Dividends on common stock...............................       --       --      (13)
  Debt issuance costs.....................................       --       --      (13)
  Other, net..............................................       --       --       10
                                                            -------   ------   ------
Net cash (used in) provided by financing activities.......      (20)     225    1,611
                                                            -------   ------   ------
Change in cash and cash equivalents.......................     (355)     150       89
Cash and cash equivalents, beginning of year..............      507      357      268
                                                            -------   ------   ------
CASH AND CASH EQUIVALENTS, END OF YEAR....................  $   152   $  507   $  357
                                                            =======   ======   ======
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year.......................................  $   404   $  164   $  129
                                                            =======   ======   ======
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE, END
  OF YEAR.................................................  $    --   $  404   $  164
                                                            =======   ======   ======
Cash and cash equivalents, from continuing operations,
  beginning of year.......................................  $   103   $  193   $  139
                                                            =======   ======   ======
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS, END
  OF YEAR.................................................  $   152   $  103   $  193
                                                            =======   ======   ======
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.............................................  $    84   $  129   $   73
                                                            =======   ======   ======
     Income tax...........................................  $   (26)  $  (85)  $   --
                                                            =======   ======   ======
  Non-cash transactions during the year:
     Business dispositions:
       Assets disposed....................................  $    --   $   --   $  321
       Less: liabilities disposed.........................       --       --      236
                                                            -------   ------   ------
       Net assets disposed................................       --       --       85
       Less: cash disposed................................       --       --        5
                                                            -------   ------   ------
       Business disposition, net of cash disposed.........  $    --   $   --   $   80
                                                            =======   ======   ======
     Dividend of subsidiary:
       Assets disposed....................................  $22,135   $   --   $   --
       Less: liabilities disposed.........................   20,689       --       --
                                                            -------   ------   ------
       Net assets disposed................................    1,446       --       --
       Add: cash disposed.................................      270       --       --
       Less: dividend of interests in subsidiary..........    1,318       --       --
                                                            -------   ------   ------
       Loss on dividend of interests in subsidiary........  $   398   $   --   $   --
                                                            =======   ======   ======
     Return of capital to parent from sale of subsidiary..  $    --   $   --   $   (9)
                                                            =======   ======   ======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     General American Life Insurance Company ("General American") and its subsidiaries (collectively the "Company"), is a wholly-owned subsidiary of GenAmerica Financial, LLC ("GenAmerica" or the "Holding Company"). General American is a Missouri corporation incorporated in 1933. GenAmerica is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MLIC"), which is a wholly-owned subsidiary of MetLife, Inc. ("MetLife").

     The Company provides insurance and financial services to individual and institutional customers. The Company offers life insurance and annuities to individuals and group insurance. The Company distributes its products and services primarily through a nationwide network of general agencies and independent brokers. The Company is licensed to conduct business in 49 states, Puerto Rico, and the District of Columbia.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of General American and its subsidiaries. Intercompany accounts and transactions have been eliminated.

     See Note 2 for discussion concerning the dispositions of certain subsidiaries.

     The Company has invested in certain structured transactions that are variable interest entities ("VIEs") under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)"). These structured transactions include trust preferred securities and other limited partnership interests. The Company is required to consolidate those VIEs for which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on an annual basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or the partnership's operations.

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2008 presentation. See Note 14 for reclassifications related to discontinued operations.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii) investment impairments;

          (iii) the recognition of income on certain investment entities;

          (iv) the application of the consolidation rules to certain investments;

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          (v) the estimated fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix) accounting for reinsurance transactions;

          (x) accounting for employee benefit plans; and

          (xi) the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's consolidated balance sheets. In addition, the footnotes to the consolidated financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

       Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

       Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

       Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying consolidated financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage loans on real estate, policy loans, real estate, real estate joint ventures and other limited partnership interests, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale. Available-for-sale securities are reported at estimated fair value with unrealized investment gains and losses on these securities recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 3.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 3);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company purchases and receives beneficial interests in special purpose entities ("SPEs"), which enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities. These investments are generally made through structured notes and similar instruments (collectively, "Structured Investment Transactions"). The Company has not guaranteed the performance, liquidity or obligations of the SPEs and its exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company does not consolidate such SPEs as it has determined it is not the primary beneficiary. These Structured Investment Transactions are included in fixed maturity securities and their income is generally recognized using the retrospective interest method. Impairments of these investments are included in net investment gains (losses).

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans on Real Estate. Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests consisting of leveraged buy-out funds, hedge funds and other private equity funds in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures and other limited partnership interests accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value. The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in an affiliated money market pool.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values and tax credit partnerships.

          Freestanding derivatives with positive estimated fair values are more fully described in the derivatives accounting policy which follows.

          Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits and are accounted for under the equity method. The Company reports the equity in earnings of tax credit partnerships in net investment income.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities including mortgage-backed and asset-backed securities, certain structured investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under FIN 46(r) for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIE's primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards and futures, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives. The Company's embedded derivatives are substantially held by Reinsurance Group of America, Incorporated ("RGA"), a majority-owned subsidiary, and are included in assets of subsidiaries held-for-sale and liabilities of subsidiaries held-for-sale. See
Note 2.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     In a hedge of a net investment in a foreign operation, changes in the estimated fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The Company's net investment gains (losses) on foreign operations are substantially related to the operations of RGA, and are included in income (loss) from discontinued operations, net of income tax. See Note 2.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the consolidated balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the consolidated financial statements and that their related changes in estimated fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of property, equipment and leasehold improvements was $74 million and $75 million at December 31, 2008 and 2007, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $60 million and $58 million at December 31, 2008 and 2007, respectively. Related depreciation and amortization expense was $2 million, $3 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $27 million and $25 million at December 31, 2008 and 2007, respectively. Accumulated amortization of capitalized software was $21 million and $19 million at December 31, 2008 and 2007, respectively. Related amortization expense was $2 million, $2 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions, agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition, as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross margins and the re-estimation of expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair value of the reporting unit is determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model.

     Management applies significant judgment when determining the estimated fair value of the reporting unit. The valuation methodologies utilized are subject to key assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

     Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed, management concluded no impairment of goodwill had occurred at December 31, 2008. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2007 and 2006. Goodwill was $35 million at both December 31, 2008 and 2007.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of: (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 6%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 5% to 7%.

     Participating business represented approximately 72% of General American's life insurance in-force, and 75% of the number of life insurance policies in-force, at both December 31, 2008 and 2007. Participating policies represented approximately 95% and 94%, 95% and 94%, and 99% and 99% of gross and net life insurance premiums for the years ended December 31, 2008, 2007 and 2006, respectively.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 4% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities is 5%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 6%.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor's ("S&P") 500 Index experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees and in the establishment of the related liabilities result in variances in profit and could result

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; plus (ii) credited interest, ranging from 3% to 6%, less expenses, mortality charges, and withdrawals.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid, and policyholder dividends left on deposit.

     The liability for policy and contract claims generally relates to incurred but not reported death and disability claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

     The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

     Also included in other policyholder funds are policyholder dividends due and unpaid on participating policies and policyholder dividends left on deposit. Such liabilities are presented at amounts contractually due to policyholders.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Other Revenues

     Other revenues include, in addition to items described elsewhere herein, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by General American's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by General American.

  Income Taxes

     General American joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code").

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii) future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 9) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will

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            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by third parties.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of (which do not exceed) the related insurance liabilities ceded (assumed) are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in other liabilities. The gains are amortized primarily using the recovery method.

     The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are

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            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Employee Benefit Plans

     The Company's employees, who meet specified eligibility requirements, participate in pension, other postretirement and postemployment plans. These benefit plans are accounted for following the guidance outlined in SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"), SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions, SFAS No. 112, Employers Accounting for Postemployment Benefits -- An Amendment of FASB Statements No. 5 and No. 43 and as of December 31, 2006, SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and SFAS No. 132(r) ("SFAS 158"). The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates, and mortality. Management, in consultation with its external actuarial firm, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

     As described more fully in "Adoption of New Accounting Pronouncements," effective December 31, 2006, the Company adopted SFAS 158. Effective with the adoption of SFAS 158 on December 31, 2006, the Company recognizes the funded status of the benefit obligations for each of its plans on the consolidated balance sheet. The actuarial gains or losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit costs as of December 31, 2006 are now charged, net of income tax, to accumulated other comprehensive income (loss). Additionally, these changes eliminated the additional minimum pension liability provisions of SFAS 87.

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations generally are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income (loss). Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur. The Company's net investment gains (losses) on foreign operations are substantially related to the operations of RGA, and are included in income (loss) from discontinued operations, net of income tax. See
Note 2.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include mutual funds, fixed maturity and equity securities, mortgage loans, derivatives, hedge funds, short term investments and cash and cash equivalents. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. At January 1, 2008, adopting SFAS 157 did not have a material impact on the Company's consolidated financial statements. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). Note 15 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). FSP 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in a VIE. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's consolidated financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

          (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

          (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 had no impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 had no impact on the Company's consolidated financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized an $11 million decrease in the liability for unrecognized tax benefits, no change in the interest liability for unrecognized tax benefits, offset by $11 million of minority interest included in liabilities of subsidiary held-for-sale, resulting in no corresponding change to the January 1, 2007 balance of retained earnings. See also Note 9.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of ($5) million, net of income tax of ($3) million, which was recorded as a reduction to retained earnings.

  Defined Benefit and Other Postretirement Plans

     Effective December 31, 2006, the Company adopted SFAS 158. The pronouncement revises financial reporting standards for defined benefit pension and other postretirement benefit plans by requiring the:

          (i) recognition in the statement of financial position of the funded status of defined benefit plans measured as the difference between the estimated fair value of plan assets and the benefit obligation, which is the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement benefit plans;

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          (ii) recognition as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and net asset or obligation at transition that have not yet been included in net periodic benefit costs as of the end of the year of adoption;

          (iii) recognition of subsequent changes in funded status as a component of other comprehensive income;

          (iv) measurement of benefit plan assets and obligations as of the date of the statement of financial position; and

          (v) disclosure of additional information about the effects on the employer's statement of financial position.

     The adoption of SFAS 158 resulted in a reduction of $1 million, net of income tax, to accumulated other comprehensive income, which is included as a component of total consolidated stockholder's equity. As the Company's measurement date for its pension and other postretirement benefit plans is already December 31 there was no impact of adoption due to changes in measurement date. See also "Summary of Significant Accounting Policies and Critical Accounting Estimates" and Note 11.

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively EITF Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. The adoption of EITF 05-7 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted EITF Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature ("EITF 05-8"). EITF 05-8 concludes that: (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference; and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid-in capital. EITF 05-8 was applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The adoption of EITF 05-8 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r) and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future annual periods.

  Other Pronouncements

     In December 2008, the FASB issued FSP No. FAS 132(r)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132(r)-1"). FSP 132(r)-1 amends SFAS No. 132(r), Employers' Disclosures about Pensions and Other Postretirement Benefits to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan. The FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS 157. FSP 132(r)-1 is effective for fiscal years ending after December 15, 2009. The Company will provide all of the material required disclosures in the appropriate future annual period.

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its consolidated financial statements.

2.  DISPOSITIONS

  DISPOSITION OF REINSURANCE GROUP OF AMERICA, INCORPORATED

     On September 12, 2008, MetLife completed a tax-free split-off of RGA. In connection with this transaction, General American dividended to MLIC and MLIC dividended to MetLife substantially all of its interests in RGA at a value of $1,318 million. The net book value of RGA at the time of the dividend was $1,716 million. The loss recognized in connection with the dividend was $398 million. General American retained 3,000,000 shares of RGA Class A common stock. These shares are marketable equity securities which do not constitute significant continuing involvement in the operations of RGA; accordingly, they have been classified within equity securities available for sale in the Company's consolidated financial statements at a cost basis of $157 million which is equivalent to the net book value of the shares. The carrying value will be adjusted to fair value at each subsequent reporting date. General American has agreed to dispose of the remaining shares of RGA within the next five years. In connection with General American's agreement to dispose of the remaining shares, General American also recognized, in its

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES provision for income tax on continuing operations, a deferred tax liability of $16 million which represents the difference between the book and taxable basis of the remaining investment in RGA.

     The impact of the disposition of the Company's investment in RGA is reflected in the Company's consolidated financial statements as discontinued operations. See Note 14 for reclassifications related to discontinued operations.

  DISPOSITION OF PARAGON LIFE INSURANCE COMPANY

     On May 1, 2006, the Company sold Paragon Life Insurance Company ("Paragon") to its ultimate parent, MetLife. The Company received consideration of $71 million, net of cash sold of $5 million. Immediately following the sale, MetLife merged Paragon with and into MLIC. The amount received below book value was recorded as a return of capital to MLIC of $9 million. Total revenues of Paragon included in the Company's consolidated revenues were $23 million for the year ended December 31, 2006.

3.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                             DECEMBER 31, 2008
                                              -----------------------------------------------
                                                               GROSS
                                               COST OR      UNREALIZED
                                              AMORTIZED   --------------    ESTIMATED    % OF
                                                 COST     GAIN      LOSS   FAIR VALUE   TOTAL
                                              ---------   ----      ----   ----------   -----
                                                           (IN MILLIONS)
U.S. corporate securities...................    $2,434    $ 36      $235     $2,235      36.4%
Residential mortgage-backed securities......     1,063      19       121        961      15.7
Foreign corporate securities................       900      53       121        832      13.5
Foreign government securities...............       592     196        14        774      12.6
Commercial mortgage-backed securities.......       876       1       215        662      10.8
U.S. Treasury/agency securities.............       292      80        --        372       6.1
Asset-backed securities.....................       409      --       120        289       4.7
State and political subdivision securities..        16      --         1         15       0.2
Other fixed maturity securities.............        --      --        --         --       0.0
                                                ------    ----      ----     ------     -----
  Total fixed maturity securities(1),(2)....    $6,582    $385      $827     $6,140     100.0%
                                                ======    ====      ====     ======     =====
Common stock................................    $  157    $ --      $ 28     $  129      95.6
Non-redeemable preferred stock(1)...........         9      --         3          6       4.4
                                                ------    ----      ----     ------     -----
  Total equity securities...................    $  166    $ --      $ 31     $  135     100.0%
                                                ======    ====      ====     ======     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                             DECEMBER 31, 2007
                                              -----------------------------------------------
                                                               GROSS
                                               COST OR      UNREALIZED
                                              AMORTIZED   --------------    ESTIMATED    % OF
                                                 COST     GAIN      LOSS   FAIR VALUE   TOTAL
                                              ---------   ----      ----   ----------   -----
                                                           (IN MILLIONS)
U.S. corporate securities...................    $2,559    $ 99      $ 66     $2,592      32.7%
Residential mortgage-backed securities......     1,728      13        14      1,727      21.8
Foreign corporate securities................       945     135        13      1,067      13.5
Foreign government securities...............       598     294         2        890      11.2
Commercial mortgage-backed securities.......       876      11        14        873      11.0
U.S. Treasury/agency securities.............       369      13        --        382       4.8
Asset-backed securities.....................       326       1        17        310       3.9
State and political subdivision securities..         4      --        --          4       0.2
Other fixed maturity securities.............       103      --        29         74       0.9
                                                ------    ----      ----     ------     -----
  Total fixed maturity securities(1),(2)....    $7,508    $566      $155     $7,919     100.0%
                                                ======    ====      ====     ======     =====
Common stock................................    $   17    $ --      $ --     $   17      54.8
Non-redeemable preferred stock(1)...........        14       1         1         14      45.2
                                                ------    ----      ----     ------     -----
  Total equity securities...................    $   31    $  1      $  1     $   31     100.0%
                                                ======    ====      ====     ======     =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." Perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at December 31, 2008 and 2007 had an estimated fair value of $3 million and $12 million, respectively. In addition, the Company held $3 million and $2 million at estimated fair value, respectively, at December 31, 2008 and 2007 of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $33 million and $74 million, respectively.

   (2) At December 31, 2008 and 2007 the Company also held $65 million and $113 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $623 million and $831 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2008 and 2007, respectively.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $209 million and $229 million at December 31, 2008 and 2007, respectively. These securities had net unrealized gains (losses) of ($55) million and $10 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were $2 million and less than $1 million at December 31, 2008 and 2007, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both December 31, 2008 and 2007.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $59 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers of which $35 million, $11 million, $9 million and $4 million, are included within U.S. corporate securities, asset-backed securities, state and political subdivision securities and residential mortgage-backed securities, respectively, and 3% and 92% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. Approximately 85% of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $372 million and $382 million, respectively. As shown in the sector table above, at December 31, 2008 the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate securities (36.4%), residential mortgage-backed securities (15.7%), and foreign corporate securities (13.5%); and at December 31, 2007 were U.S. corporate securities (32.7%), residential mortgage-backed securities (21.8%), and foreign corporate securities (13.5%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $3,067 million and $3,659 million, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $76 million and $84 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $442 million and $467 million, respectively, the total of these ten issuers being less than 5% of the Company's total invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Foreign(1)..................................    $  832      27.1%    $1,067      29.2%
Industrial..................................       527      17.2        582      15.9
Utility.....................................       514      16.8        512      14.0
Finance.....................................       441      14.4        697      19.0
Consumer....................................       421      13.7        522      14.3
Communications..............................       140       4.6        198       5.4
Other.......................................       192       6.2         81       2.2
                                                ------     -----     ------     -----
  Total.....................................    $3,067     100.0%    $3,659     100.0%
                                                ======     =====     ======     =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors, and other fixed maturity foreign investments.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities. The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......     $796       82.8%    $1,094      63.3%
  Pass-through securities...................      165       17.2        633      36.7
                                                 ----      -----     ------     -----
Total residential mortgage-backed
  securities................................     $961      100.0%    $1,727     100.0%
                                                 ====      =====     ======     =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 65%, 23%, and 12% of the total holdings, respectively. At December 31, 2008 and 2007, $843 million and $1,726 million, respectively, or 88% and 99% respectively, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the agency residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure at estimated fair value was $118 million and $197 million, respectively, with an unrealized loss of $58 million and $4 million respectively. At December 31, 2008 and 2007, $72 million and $197 million, respectively, or 61% and 100% respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008 the Company's Alt-A holdings are distributed as follows: 25% 2007 vintage year, 40% 2006 vintage year and 35% 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $662 million and $873 million, respectively, at estimated fair value. At December 31, 2008 and 2007, $575 million and $695 million, respectively, of the estimated fair value, or 87% and 80%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows:
87% Aaa, 11% Aa and 2% A. At December 31, 2008, 95% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Company had no exposure to CMBX securities and its holdings of commercial real estate collateralized debt obligations securities was $10 million at estimated fair value.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $289 million and $310 million, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $203 million and $158 million, respectively, or 70% and 51%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, student loan receivables, residential mortgage-backed securities backed by sub-prime mortgage loans and automobile receivables of 56%, 10%, 6% and 6% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $18 million and $39 million, respectively, and unrealized losses of $26 million and $7 million, respectively. At December 31, 2008, 50% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 23% and 77% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any concentrations of credit risk of any single issuer in its equity securities holdings, except for the RGA shares retained, which had an estimated fair value of $128 million or 13% of the Company's stockholder's equity. See
Note 2.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................    $  132      $  131       $  105      $  113
Due after one year through five years...       823         808        1,198       1,261
Due after five years through ten years..     1,050       1,010          905         955
Due after ten years.....................     2,229       2,279        2,370       2,680
                                            ------      ------       ------      ------
  Subtotal..............................     4,234       4,228        4,578       5,009
Mortgage-backed and other asset-backed
  securities............................     2,348       1,912        2,930       2,910
                                            ------      ------       ------      ------
  Total fixed maturity securities.......    $6,582      $6,140       $7,508      $7,919
                                            ======      ======       ======      ======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $(442)    $ 894     $ 852
Equity securities...................................    (31)      (19)        5
Derivatives.........................................     (3)       (3)       (2)
Minority interest...................................     --      (150)     (159)
Short-term investments..............................    (45)       --        --
Other...............................................     --       (28)      (20)
                                                      -----     -----     -----
  Subtotal..........................................   (521)      694       676
                                                      -----     -----     -----
Amounts allocated from DAC and VOBA.................     60       (97)      (27)
Deferred income tax.................................    162      (249)     (280)
                                                      -----     -----     -----
  Subtotal..........................................    222      (346)     (307)
                                                      -----     -----     -----
Net unrealized investment gains (losses)............  $(299)    $ 348     $ 369
                                                      =====     =====     =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2008      2007      2006
                                                     -------     ----     -----
                                                            (IN MILLIONS)
Balance, at January 1,.............................  $   348     $369     $ 431
Unrealized investment gains (losses) during the
  year.............................................   (1,302)      18      (111)
Unrealized investment loss of subsidiary at the
  date of dividend of interests....................       87       --        --
Unrealized investment gains (losses) relating to:
  DAC and VOBA.....................................      175      (70)       18
  DAC and VOBA of subsidiary at date of dividend of
     interests.....................................      (18)      --        --
  Deferred income tax..............................      457       31        31
  Deferred income tax of subsidiary at date of
     dividend of interests.........................      (46)      --        --
                                                     -------     ----     -----
Balance, at December 31,...........................  $  (299)    $348     $ 369
                                                     =======     ====     =====
Change in net unrealized investment gains
  (losses).........................................  $  (647)    $(21)    $ (62)
                                                     =======     ====     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                     DECEMBER 31, 2008
                                        ---------------------------------------------------------------------------
                                                                    EQUAL TO OR GREATER
                                                                            THAN
                                          LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                        -----------------------   -----------------------   -----------------------
                                                        GROSS                     GROSS                     GROSS
                                         ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED
                                        FAIR VALUE      LOSS      FAIR VALUE      LOSS      FAIR VALUE      LOSS
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.............    $  797        $ 94        $  612        $141        $1,409        $235
Residential mortgage-backed
  securities..........................       276          65           107          56           383         121
Foreign corporate securities..........       353          62           144          59           497         121
Foreign government securities.........        94           9            44           5           138          14
Commercial mortgage-backed
  securities..........................       319          55           328         160           647         215
Asset-backed securities...............       157          30           124          90           281         120
State and political subdivision
  securities..........................        14           1             1          --            15           1
                                          ------        ----        ------        ----        ------        ----
  Total fixed maturity securities.....    $2,010        $316        $1,360        $511        $3,370        $827
                                          ======        ====        ======        ====        ======        ====
Equity securities.....................    $  131        $ 30        $   --        $  1        $  131        $ 31
                                          ======        ====        ======        ====        ======        ====
Total number of securities in an
  unrealized loss position............       462                       347
                                          ======                    ======




                                                                     DECEMBER 31, 2007
                                        ---------------------------------------------------------------------------
                                                                    EQUAL TO OR GREATER
                                                                            THAN
                                          LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                        -----------------------   -----------------------   -----------------------
                                                        GROSS                     GROSS                     GROSS
                                         ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED
                                        FAIR VALUE      LOSS      FAIR VALUE      LOSS      FAIR VALUE      LOSS
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.............    $  607         $32        $  548         $34        $1,155        $ 66
Residential mortgage-backed
  securities..........................       390           8           356           6           746          14
Foreign corporate securities..........       206           3            95          10           301          13
Foreign government securities.........        25          --            22           2            47           2
Commercial mortgage-backed
  securities..........................        44           1           483          13           527          14
Asset-backed securities...............       209          12            49           5           258          17
State and political subdivision
  securities..........................         1          --            --          --             1          --
Other fixed maturity securities.......        74          29            --          --            74          29
                                          ------         ---        ------         ---        ------        ----
  Total fixed maturity securities.....    $1,556         $85        $1,553         $70        $3,109        $155
                                          ======         ===        ======         ===        ======        ====
Equity securities.....................    $    2         $--        $    3         $ 1        $    5        $  1
                                          ======         ===        ======         ===        ======        ====
Total number of securities in an
  unrealized loss position............       290                       227
                                          ======                    ======


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                                DECEMBER 31, 2008
                                          ------------------------------------------------------------
                                           COST OR AMORTIZED    GROSS UNREALIZED         NUMBER OF
                                                 COST                 LOSS              SECURITIES
                                          ------------------   ------------------   ------------------
                                          LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                             20%       MORE       20%       MORE       20%       MORE
                                          ---------   ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................    $  872    $1,285      $ 59      $457       216        234
Six months or greater but less than nine
  months................................       485        59        48        31        93         15
Nine months or greater but less than
  twelve months.........................       400        98        48        56        58         22
Twelve months or greater................       966        32       110        18       166          9
                                            ------    ------      ----      ----
  Total.................................    $2,723    $1,474      $265      $562
                                            ======    ======      ====      ====
EQUITY SECURITIES:
Less than six months....................    $  156    $    2      $ 28      $  2         1          1
Six months or greater but less than nine
  months................................        --        --        --        --        --         --
Nine months or greater but less than
  twelve months.........................         2         2        --         1         1          1
Twelve months or greater................        --        --        --        --        --         --
                                            ------    ------      ----      ----
  Total.................................    $  158    $    4      $ 28      $  3
                                            ======    ======      ====      ====




                                                                DECEMBER 31, 2007
                                         --------------------------------------------------------------
                                           COST OR AMORTIZED     GROSS UNREALIZED         NUMBER OF
                                                 COST                  LOSS              SECURITIES
                                         --------------------   ------------------   ------------------
                                         LESS THAN     20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                            20%         MORE       20%       MORE       20%       MORE
                                         ---------     ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...................    $1,067        $24       $ 54       $ 6       165        12
Six months or greater but less than
  nine months..........................       290          1         14        --        76         1
Nine months or greater but less than
  twelve months........................       285         --         19        --        47        --
Twelve months or greater...............     1,587         10         59         3       214         4
                                           ------        ---       ----       ---
  Total................................    $3,229        $35       $146       $ 9
                                           ======        ===       ====       ===
EQUITY SECURITIES:
Less than six months...................    $   --        $--       $ --       $--        --        --
Six months or greater but less than
  nine months..........................        --         --         --        --        --        --
Nine months or greater but less than
  twelve months........................         2         --         --        --         1        --
Twelve months or greater...............         4         --          1        --         1        --
                                           ------        ---       ----       ---
  Total................................    $    6        $--       $  1       $--
                                           ======        ===       ====       ===


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $265 million and $146 million, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 5%, respectively, of the cost or amortized cost of such securities. At December 31, 2008 and 2007, $28 million and $1 million, respectively, of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 18% and 17%, respectively, of the cost of such securities.

     At December 31, 2008, $562 million and $3 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 38% and 75% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $562 million and $3 million, $457 million and $2 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months. At December 31, 2007, $9 million of unrealized losses were all related to fixed maturity securities with an unrealized loss position of 20% or more of amortized cost, which represented 26% of amortized cost of such fixed maturity securities. Of such unrealized losses of $9 million, $6 million related to fixed maturity securities that were in an unrealized loss position for a period of less than six months. At December 31, 2007, there were no equity securities with an unrealized loss of 20% or more.

     The Company held five fixed maturity securities and one equity security, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. These five fixed maturity securities represented 8% or $65 million in the aggregate, of the gross unrealized loss on fixed maturity securities. The one equity security, represented by the RGA shares retained is 90%, or $28 million in the aggregate, of the gross unrealized loss on equity securities. The Company held no fixed maturity securities or equity securities, with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $3 million at December 31, 2008 is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more was $3 million at December 31, 2008, all of which are for investment grade financial services industry non-redeemable preferred securities, that were rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized loss. With respect to common stock holdings, the Company considered the duration and severity of the securities in an unrealized loss position of 20% or more; and the duration of securities in an unrealized loss position of 20% or less with in an extended unrealized loss position (i.e., 12 months or more).

     The Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming periods.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $858 million and $156 million, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                               DECEMBER 31,
                                                               ------------
                                                               2008    2007
                                                               ----    ----
SECTOR:
  U.S. corporate securities..................................    27%     42%
  Commercial mortgage-backed securities......................    25       9
  Asset-backed securities....................................    14      11
  Foreign corporate securities...............................    14       8
  Residential mortgage-backed securities.....................    14       9
  Other......................................................     6      21
                                                                ---     ---
       Total.................................................   100%    100%
                                                                ===     ===
INDUSTRY:
  Mortgage-backed............................................    39%     18%
  Finance....................................................    19      22
  Asset-backed...............................................    14      11
  Utility....................................................    10      13
  Consumer...................................................     6       1
  Industrial.................................................     2      13
  Government.................................................     2       2
  Communication..............................................     2      --
  Other......................................................     6      20
                                                                ---     ---
       Total.................................................   100%    100%
                                                                ===     ===



  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2008    2007   2006
                                                         ----   -----   ----
                                                            (IN MILLIONS)
  Fixed maturity securities............................  $(87)  $  (6)  $(30)
  Equity securities....................................    (2)     --      6
  Mortgage loans on real estate........................    --      (2)     1
  Real estate and real estate joint ventures...........    --       1     --
  Freestanding derivatives.............................   215    (103)     1
  Other................................................    11      19      1
                                                         ----   -----   ----
     Net investment gains (losses).....................  $137   $ (91)  $(21)
                                                         ====   =====   ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                      FIXED MATURITY
                                        SECURITIES           EQUITY SECURITIES             TOTAL
                                 ------------------------   ------------------   ------------------------
                                  2008     2007     2006    2008   2007   2006    2008     2007     2006
                                 ------   ------   ------   ----   ----   ----   ------   ------   ------
                                                               (IN MILLIONS)
Proceeds.......................  $1,594   $1,029   $1,774    $--    $--    $ 9   $1,594   $1,029   $1,783
                                 ======   ======   ======    ===    ===    ===   ======   ======   ======
Gross investment gains.........      16        9       12     --     --      6       16        9       18
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
Gross investment losses........     (28)     (14)     (42)    --     --     --      (28)     (14)     (42)
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
Writedowns
     Credit-related............     (69)      (1)      --     (2)    --     --      (71)      (1)      --
     Other than credit-
       related(1)..............      (6)      --       --     --     --     --       (6)      --       --
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
     Total writedowns..........     (75)      (1)      --     (2)    --     --      (77)      (1)      --
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
  Net investment gains
     (losses)..................  $  (87)  $   (6)  $  (30)   $(2)   $--    $ 6   $  (89)  $   (6)  $  (24)
                                 ======   ======   ======    ===    ===    ===   ======   ======   ======



--------

   (1) Other-than credit related writedowns include items such as fixed maturity securities where an interest-rate related writedown was taken.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment losses, were $77 million and $1 million for the years ended December 31, 2008 and 2007, respectively. The substantial increase in 2008 over 2007 was driven by writedowns totaling $65 million of financial services industry securities holdings, comprised of $63 million of fixed maturity securities and $2 million of equity securities. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2006.

     Overall, of the $75 million of fixed maturity security writedowns in 2008, $63 million were on financial services industry services holdings; $5 million were on communication industry holdings; $2 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans); and $5 million in fixed maturity security holdings that the Company either lacked the intent to hold, or due to extensive credit spread widening, the Company was uncertain of its intent to hold these fixed maturity securities for a period of time sufficient to allow for recovery of the market value decline.

     The $2 million of writedowns on equity securities in 2008, were all related to the financial services industry holdings.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                      2008      2007      2006
                                                      ----      ----      ----
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $385      $459      $460
Equity securities...................................     1         1        --
Mortgage loans on real estate.......................    14        15        20
Policy loans........................................   106       101       100
Real estate and real estate joint ventures..........    11        11        12
Other limited partnership interests.................    (4)       (4)       (1)
Cash, cash equivalents and short-term investments...    10        19        12
Other...............................................    --         1         2
                                                      ----      ----      ----
  Total investment income...........................   523       603       605
Less: Investment expenses...........................    49        92        84
                                                      ----      ----      ----
  Net investment income.............................  $474      $511      $521
                                                      ====      ====      ====



     Net investment income from other limited partnership interests, including hedge funds, represents distributions from other limited partnership interests accounted for under the cost method and equity in earnings from other limited partnership interests accounted for under the equity method. Overall for 2008, the net amount recognized by the Company was a loss of $4 million resulting principally from losses on equity method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets.

     Affiliated administrative service charges, included in investment expenses, included in the table above, were $6 million, $5 million and $5 million, for the years ended December 31, 2008, 2007 and 2006, respectively. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $679 million and $1,372 million and an estimated fair value of $737 million and $1,392 million were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $742 million and $1,434 million at December 31, 2008 and 2007, respectively. Of this $742 million of cash collateral at December 31, 2008, $113 million was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral and $517 million and $112 million, respectively, were due within 30 days and 60 days. Of the $108 million of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $55 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $585 million at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Security collateral of $25 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $1,060 million and $1,356 million at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 4.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Commercial mortgage loans.....................   $177      80.8%    $201      82.7%
Agricultural mortgage loans...................     42      19.2       42      17.3
                                                 ----     -----     ----     -----
  Total.......................................    219     100.0%     243     100.0%
                                                          =====              =====
Less: Valuation allowances....................     --                  2
                                                 ----               ----
  Mortgage loans on real estate...............   $219               $241
                                                 ====               ====



     Mortgage loans on real estate are collateralized by properties primarily located in the United States. At December 31, 2008, 34%, 9% and 8% of the value of the Company's mortgage loans on real estate were located in California, Florida and Texas, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage loans on real estate is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      ----------------------------
                                                      2008        2007        2006
                                                      ----        ----        ----
                                                              (IN MILLIONS)
Balance at January 1,...............................   $ 2         $--         $ 1
Additions...........................................    --           2          --
Deductions..........................................    (2)         --          (1)
                                                       ---         ---         ---
Balance at December 31,.............................   $--         $ 2         $--
                                                       ===         ===         ===



     There were no impaired mortgage loans at December 31, 2008. The Company had $4 million of impaired mortgage loans, net of $2 million of valuation allowances at December 31, 2007. The average investment in impaired mortgage loans was $2 million, $6 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively. There was no interest income on impaired mortgage loans for the year ended December 31, 2008. Interest income on impaired mortgage loans was less than $1 million for the years ended December 31, 2007 and 2006.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER 31,
                                                            ----------------
                                                            2008        2007
                                                            ----        ----
                                                              (IN MILLIONS)
Real estate...............................................  $ 69        $ 68
Accumulated depreciation..................................   (17)        (16)
                                                            ----        ----
Net real estate...........................................    52          52
Real estate joint ventures................................     3           3
                                                            ----        ----
  Total real estate holdings..............................  $ 55        $ 55
                                                            ====        ====



     All of the Company's real estate holdings are classified as held-for-investment. Related depreciation expense on real estate was $1 million, $2 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company's real estate holdings are located in the United States. At December 31, 2008, 95% of the Company's real estate holdings were located in California.

     Real estate holdings were categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Office........................................    $37       67%      $37       67%
Industrial....................................     15       27        15       27
Real estate investment funds..................      3        6         3        6
                                                  ---      ---       ---      ---
  Total real estate holdings..................    $55      100%      $55      100%
                                                  ===      ===       ===      ===



  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $81 million and $33 million at December 31, 2008 and 2007, respectively. Included within other limited partnership interests at December 31, 2008 and 2007 are $34 million and $9 million, respectively, of hedge funds.

     For the years ended December 31, 2008, 2007 and 2006, net investment loss from other limited partnership interests was $4 million, $4 million and $1 million, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  OTHER INVESTED ASSETS

     The following table presents the carrying value of the Company's other invested assets at:

                                                            DECEMBER 31,
                                           ---------------------------------------------
                                                    2008                    2007
                                           ---------------------   ---------------------
                                           CARRYING                CARRYING
                                             VALUE    % OF TOTAL     VALUE    % OF TOTAL
                                           --------   ----------   --------   ----------
                                                           (IN MILLIONS)
Freestanding derivatives with positive
  fair values............................    $113         89.7%       $77         96.3%
Tax credit partnerships..................      10          7.9         --            0
Other....................................       3          2.4          3          3.7
                                             ----        -----        ---        -----
  Total..................................    $126        100.0%       $80        100.0%
                                             ====        =====        ===        =====



     See Note 4 regarding the freestanding derivatives with positive estimated fair values. Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits, and are accounted for under the equity method.

  VARIABLE INTEREST ENTITIES

     The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but it is not the primary beneficiary and which have not been consolidated at December 31, 2008:

                                                           DECEMBER 31, 2008
                                                        -----------------------
                                                                      MAXIMUM
                                                         CARRYING   EXPOSURE TO
                                                        AMOUNT(1)     LOSS(2)
                                                        ---------   -----------
                                                             (IN MILLIONS)
Fixed maturity securities, available-for-sale(3)
  Foreign corporate securities........................     $14          $14
  U.S. Treasury/agency securities.....................      16           16
Other limited partnership interests(4)................      38           38
Other invested assets(5)..............................       3            3
                                                           ---          ---
  Total...............................................     $71          $71
                                                           ===          ===



--------

   (1) See Note 1 for further discussion of the Company's significant accounting policies with regards to the carrying amounts of these investments.

   (2) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee. For certain of its investments in other invested assets, the Company's return is in the form of tax credits which are guaranteed by a creditworthy third party. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by third parties.

   (3) These assets are reflected at estimated fair value within fixed maturity securities available-for-sale.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   (5) Other invested assets include tax credit partnerships and other investments established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits.

     As described in Note 10, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2008, 2007 and 2006.
  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $514 million and $224 million, respectively, of its total invested assets in the MetLife Intermediate Income Pool which is an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $9 million, $15 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company did not transfer any invested assets to or from affiliates during the years ended December 31, 2008 and 2006. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, for 2007 are as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2007
                                                               -------------
                                                               (IN MILLIONS)
Estimated fair value of assets transferred to affiliates.....       $19
Amortized cost of assets transferred to affiliates...........       $19
Net investment gains (losses) recognized on transfers........       $--
Estimated fair value of assets transferred from affiliates...       $10



4.  DERIVATIVE FINANCIAL INSTRUMENTS
  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, held at:

                                               DECEMBER 31, 2008                 DECEMBER 31, 2007
                                        -------------------------------   -------------------------------
                                                      CURRENT MARKET                    CURRENT MARKET
                                                       OR FAIR VALUE                     OR FAIR VALUE
                                        NOTIONAL   --------------------   NOTIONAL   --------------------
                                         AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                        --------   ------   -----------   --------   ------   -----------
                                                                  (IN MILLIONS)
Interest rate swaps...................   $  220     $ 81        $--        $  313      $37        $ 1
Financial futures.....................      135       --          2           213        1          2
Foreign currency swaps................       31        5          1            29       --          6
Foreign currency forwards.............      595       22         --           807       38         --
Financial forwards....................       --       --         --            45       --         --
Credit default swaps..................      164        5          1           170        1         --
                                         ------     ----        ---        ------      ---        ---
  Total...............................   $1,145     $113        $ 4        $1,577      $77        $ 9
                                         ======     ====        ===        ======      ===        ===


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                               REMAINING LIFE
                                    --------------------------------------------------------------------
                                                  AFTER ONE YEAR   AFTER FIVE YEARS
                                    ONE YEAR OR    THROUGH FIVE       THROUGH TEN     AFTER TEN
                                        LESS           YEARS             YEARS          YEARS      TOTAL
                                    -----------   --------------   ----------------   ---------   ------
                                                                (IN MILLIONS)
Interest rate swaps...............      $ 33            $39              $ 10            $138     $  220
Financial futures.................       135             --                --              --        135
Foreign currency swaps............        --              5                23               3         31
Foreign currency forwards.........       595             --                --              --        595
Credit default swaps..............        --             --               121              43        164
                                        ----            ---              ----            ----     ------
  Total...........................      $763            $44              $154            $184     $1,145
                                        ====            ===              ====            ====     ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                         DECEMBER 31, 2008                 DECEMBER 31, 2007
                                  -------------------------------   -------------------------------
                                                  FAIR VALUE                        FAIR VALUE
                                  NOTIONAL   --------------------   NOTIONAL   --------------------
                                   AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                  --------   ------   -----------   --------   ------   -----------
                                                            (IN MILLIONS)
Fair value......................   $   --     $ --        $--        $   17      $--        $ 1
Cash flow.......................       --       --         --             4       --         --
Non-qualifying..................    1,145      113          4         1,556       77          8
                                   ------     ----        ---        ------      ---        ---
  Total.........................   $1,145     $113        $ 4        $1,577      $77        $ 9
                                   ======     ====        ===        ======      ===        ===



     The Company recognized insignificant net investment income (expense) from settlement payments related to qualifying hedges for the years ended December 31, 2008, 2007 and 2006.

     The Company recognized net investment gains (losses) from settlement payments related to non-qualifying hedges of $8 million, $2 million, and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  FAIR VALUE HEDGES

     The Company utilizes interest rate swaps to convert fixed rate investments to floating rate investments. The Company designates and accounts for these interest rate swaps as fair value hedges when they have met the requirements of SFAS 133.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2008, 2007 and 2006. Changes in the fair value of the derivatives and the hedged items were insignificant for the years ended December 31, 2008, 2007 and 2006.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

     For each of the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Other comprehensive income (loss) balance at January
  1,..................................................   $(2)      $(2)      $(2)
Gains (losses) deferred in other comprehensive income
  (loss) on the effective portion of the cash flow
  hedges..............................................     1        --         1
Amounts reclassified to net investment gains
  (losses)............................................    --        --        (1)
                                                         ---       ---       ---
Other comprehensive income (loss) balance at December
  31,.................................................   $(1)      $(2)      $(2)
                                                         ===       ===       ===



     At December 31, 2008, insignificant amounts of the deferred net gains (losses) on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2009.

  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses forward exchange contracts to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on the forward exchange contracts based upon the change in forward rates. There was no ineffectiveness recorded for the years ended December 31, 2008, 2007 and 2006.

     The Company's consolidated statements of stockholder's equity for the years ended December 31, 2008 and 2007 include gains (losses) of $5 million and ($5) million, respectively, related to foreign currency contracts used to hedge its net investments in foreign operations. The Company did not record any gains (losses) on foreign currency contracts for the year ended December 31, 2006. There was no foreign currency translation gain (loss) recorded in 2008. At December 31, 2007, the cumulative foreign currency translation gain (loss) recorded in accumulated other comprehensive income (loss) related to these hedges was ($5) million. When net investments in foreign operations are sold or substantially liquidated, the amounts in accumulated other comprehensive income
(loss) are reclassified to the consolidated statements of income, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards and swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit;
(iv) equity variance swaps as a macro hedge on certain invested assets; (v) interest rate futures to economically hedge liabilities embedded in certain variable annuity products; and (vi) credit default swaps to synthetically create investments.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                      2008       2007      2006
                                                      ----      -----      ----
                                                            (IN MILLIONS)
Net investment gains (losses).......................  $207      $(105)      $(4)


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 15 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require the accepting of collateral in connection with its derivative instruments.

     At December 31, 2008 and 2007, the Company was obligated to return cash collateral under its control of $64 million and $4 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets.

     The Company has exchange-traded futures, which require the pledging of collateral. At December 31, 2008, the Company did not provide any securities collateral for exchange traded futures. At December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $2 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. At December 31, 2008, the Company provided cash collateral for exchange-traded futures of $3 million, which is included in premiums and other receivables. At December 31, 2007, the Company did not provide cash collateral for exchange-traded futures.

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $74 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid $1 million to terminate all of these contracts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                                 DECEMBER 31, 2008
                                            ----------------------------------------------------------
                                                               MAXIMUM AMOUNT
                                             FAIR VALUE OF   OF FUTURE PAYMENTS
RATING AGENCY DESIGNATION OF REFERENCED     CREDIT DEFAULT      UNDER CREDIT        WEIGHTED AVERAGE
CREDIT OBLIGATIONS(1)                            SWAPS        DEFAULT SWAPS(2)    YEARS TO MATURITY(3)
---------------------------------------     --------------   ------------------   --------------------
                                                                   (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)..........................        $--                $ 7                   5.0
  Credit default swaps referencing
     indices..............................         (1)                67                   4.0
                                                  ---                ---
       Subtotal...........................         (1)                74                   4.1
Baa
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
Ba
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
B
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
Caa and lower
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
In or near default
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
                                                  ---                ---
                                                  $(1)               $74                   4.1
                                                  ===                ===



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                         DAC    VOBA   TOTAL
                                                        ----   -----   -----
                                                            (IN MILLIONS)
Balance at January 1, 2006............................  $231   $  93   $ 324
  Capitalizations.....................................    20      --      20
                                                        ----   -----   -----
       Subtotal.......................................   251      93     344
                                                        ----   -----   -----
  Less: Amortization related to:
     Net investment gains (losses)....................    --      (2)     (2)
     Other expenses...................................    79     (28)     51
                                                        ----   -----   -----
       Total amortization.............................    79     (30)     49
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (3)    (15)    (18)
  Less: Other.........................................    50      27      77
                                                        ----   -----   -----
Balance at December 31, 2006..........................   125     111     236
  Effect of SOP 05-1 adoption.........................    (3)     (5)     (8)
  Capitalizations.....................................     7      --       7
                                                        ----   -----   -----
       Subtotal.......................................   129     106     235
                                                        ----   -----   -----
  Less: Amortization related to:
     Net investment gains (losses)....................    (2)     (2)     (4)
     Other expenses...................................    15      14      29
                                                        ----   -----   -----
       Total amortization.............................    13      12      25
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (1)     71      70
  Less: Other.........................................     3      --       3
                                                        ----   -----   -----
Balance at December 31, 2007..........................   114      23     137
  Less: Amortization related to:
     Net investment gains (losses)....................     3      (4)     (1)
     Other expenses...................................    10       9      19
                                                        ----   -----   -----
       Total amortization.............................    13       5      18
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (3)   (154)   (157)
  Less: Other.........................................    (2)     (1)     (3)
                                                        ----   -----   -----
Balance at December 31, 2008..........................  $106   $ 173   $ 279
                                                        ====   =====   =====



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $10 million in 2009, $9 million in 2010, $9 million in 2011, $8 million in 2012, and $8 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                                                          OTHER
                                    FUTURE POLICY         POLICYHOLDER ACCOUNT         POLICYHOLDER
                                      BENEFITS                  BALANCES                  FUNDS
                                 ------------------      ---------------------      -----------------
                                                             DECEMBER 31,
                                 --------------------------------------------------------------------
                                  2008        2007        2008           2007       2008         2007
                                 ------      ------      ------         ------      ----         ----
                                                             (IN MILLIONS)
Group life.................      $   15      $   34      $    1         $   --      $  1         $  1
Retirement & savings.......          33          35          19             42        --           --
Non-medical health &
  other....................         317         329          --             --         4            5
Traditional life...........       4,559       4,596          --             --       121          118
Variable & universal life..          80          64       3,125          3,079        67           58
Annuities..................          88          87         863            886        --           --
Other......................          84          52         135            127        56           47
                                 ------      ------      ------         ------      ----         ----
     Total.................      $5,176      $5,197      $4,143         $4,134      $249         $229
                                 ======      ======      ======         ======      ====         ====



     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were less than $1 million at both December 31, 2008 and 2007. Affiliated policyholder account balances, included in the table above, were less than $1 million at both December 31, 2008 and 2007. Affiliated other policyholder funds, included in the table above, were ($196) million and ($227) million at December 31, 2008 and 2007, respectively.

  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $1,406 million and $2,003 million at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $78 million and $77 million at December 31, 2008 and 2007, respectively. The average interest rate credited on these contracts was 3.92% and 4.14% at December 31, 2008 and 2007, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $49 million, $57 million and $84 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     For each of the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee benefit.

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                     DECEMBER 31,
                                                           --------------------------------
                                                                2008               2007
                                                           -------------      -------------
                                                                 AT                 AT
                                                           ANNUITIZATION      ANNUITIZATION
                                                           -------------      -------------
                                                                     (IN MILLIONS)
ANNUITY CONTRACTS (1)
TWO TIER ANNUITIES
General account value....................................    $     283          $     286
Net amount at risk (2)...................................    $      50 (4)      $      51 (4)
Average attained age of contractholders..................     60 years           60 years


                                                                     DECEMBER 31,
                                                           --------------------------------
                                                                2008               2007
                                                           -------------      -------------
                                                             SECONDARY          SECONDARY
                                                             GUARANTEES         GUARANTEES
                                                           -------------      -------------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS (1)
Account value (general and separate account).............    $   1,183          $   1,107
Net amount at risk (2)...................................    $  17,496 (3)      $  18,250 (3)
Average attained age of policyholders....................     58 years           57 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                 UNIVERSAL AND
                                                    ANNUITY      VARIABLE LIFE
                                                   CONTRACTS       CONTRACTS
                                                 -------------   -------------
                                                   GUARANTEED
                                                 ANNUITIZATION     SECONDARY
                                                    BENEFITS       GUARANTEES    TOTAL
                                                 -------------   -------------   -----
                                                             (IN MILLIONS)
Balance at January 1, 2006.....................       $ 7             $ 6         $13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2006...................         7               6          13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2007...................         7               6          13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2008...................       $ 7             $ 6         $13
                                                      ===             ===         ===



     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Mutual Fund Groupings
  Equity.....................................................   $12      $18
  Bond.......................................................     1        1
  Balanced...................................................    --        2
  Money Market...............................................     2        2
  Specialty..................................................     1       --
                                                                ---      ---
     Total...................................................   $16      $23
                                                                ===      ===



7.  REINSURANCE

     General American's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. General American has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, General American reinsured up to 90% of the mortality risk for all new individual life insurance. This practice was initiated for different products starting at various points in time between the mid-1990's and 2000. During 2005, General American changed its retention practices for certain individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, General American reinsures up to 90% of the mortality risk in excess of $1 million for most new individual life insurance policies that it writes and for certain individual life policies the retention limits remained unchanged. On a case by case basis, General American may retain up to $2.5 million per life and reinsure 100% of amounts in excess of General American retention limits. The Company evaluates its reinsurance programs

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
PREMIUMS:
  Direct premiums...................................  $ 384     $ 410     $ 412
  Reinsurance assumed...............................    211       181       170
  Reinsurance ceded.................................   (311)     (283)     (283)
                                                      -----     -----     -----
     Net premiums...................................  $ 284     $ 308     $ 299
                                                      =====     =====     =====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees....................................  $ 357     $ 302     $ 363
  Reinsurance ceded.................................   (197)     (114)     (137)
                                                      -----     -----     -----
     Net universal life and investment-type product
       policy fees..................................  $ 160     $ 188     $ 226
                                                      =====     =====     =====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims...........  $ 574     $ 652     $ 694
  Reinsurance assumed...............................    186       175       175
  Reinsurance ceded.................................   (306)     (342)     (424)
                                                      -----     -----     -----
     Net policyholder benefits and claims...........  $ 454     $ 485     $ 445
                                                      =====     =====     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $  650   $  468
Claim recoverables........................................      80       92
Deposit recoverables......................................      16       29
All other recoverables....................................       4        5
                                                            ------   ------
  Total...................................................  $  750   $  594
                                                            ======   ======
AFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $1,238   $1,257
Deposit recoverables......................................     136      127
All other recoverables....................................       9        6
                                                            ------   ------
  Total...................................................  $1,383   $1,390
                                                            ======   ======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers. The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including funds withheld accounts and irrevocable letters of credit. At December 31, 2008, the Company has $212 million of unaffiliated reinsurance recoverable balances secured by funds withheld accounts and $16 million of unaffiliated reinsurance recoverable balances secured through irrevocable letters of credit issued by various financial institutions. All of the affiliated reinsurance recoverable balances except $1,198 million of reserves and $8 million of other receivables are secured by funds withheld accounts or irrevocable letters of credit issued by various financial institutions.

     The Company's five largest unaffiliated reinsurers account for $528 million, or 70%, of its total unaffiliated reinsurance recoverable balance of $750 million at December 31, 2008. Of these reinsurance recoverable balances, $212 million were secured by funds withheld accounts.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were $271 million and $331 million at December 31, 2008 and 2007, respectively. Reinsurance balances receivable from affiliated reinsurers, included in other policyholder funds were $196 million and $227 million, at December 31, 2008 and 2007, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries including MLIC, Exeter Reassurance Company, Ltd., MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, Metropolitan Tower Life Insurance Company, New England Life Insurance Company, and Missouri Reinsurance (Barbados), Inc., all of which are related parties. The table below includes amounts related to transactions between these related parties and RGA through September 12, 2008, the date of the Company's dividend of its interests in RGA.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table reflects related party reinsurance information:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2008   2007   2006
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Assumed premiums.............................................  $ 43   $129   $129
Assumed benefits, included in policyholder benefits and
  claims.....................................................  $120   $194   $155
Assumed benefits, included in policyholder dividends.........  $ --   $  9   $  7
Assumed acquisition costs, included in other expenses........  $ --   $ --   $  1
Ceded premiums...............................................  $ 15   $ 80   $ 85
Ceded fees, included in universal life and investment-type
  product policy fees........................................  $118   $ 65   $ 90
Income from deposit contracts, included in other revenues....  $  3   $  2   $  2
Ceded benefits, included in policyholder benefits and
  claims.....................................................  $ 18   $ 25   $ 10
Ceded benefits, included in interest credited to policyholder
  account balances...........................................  $ 61   $ 58   $ 54
Ceded benefits, included in policyholder dividends...........  $ --   $  9   $  7
Interest costs on ceded reinsurance, included in other
  expenses...................................................  $ 49   $  5   $ 45


8.  LONG-TERM DEBT AND SHORT-TERM DEBT- AFFILIATED

     Long-term and short-term debt outstanding is as follows:

                                               INTEREST RATES
                                            -------------------                DECEMBER 31,
                                                       WEIGHTED               -------------
                                              RANGE     AVERAGE    MATURITY   2008     2007
                                            --------   --------   ---------   ----     ----
                                                                              (IN MILLIONS)
Surplus notes.............................    7.63%      7.63%       2024     $100     $100
Other notes...............................  8% - 12%     8.40%    2009-2016      1        1
                                                                              ----     ----
Total long-term debt......................                                     101      101
Total short-term debt -- affiliated.......                                      --       50
                                                                              ----     ----
  Total...................................                                    $101     $151
                                                                              ====     ====



     The aggregate maturities of long-term debt at December 31, 2008 for the next five years are less than $1 million in each of the years 2009 through 2013 and $100 million thereafter.

     Unsecured senior debt ranks highest in priority and consists of other notes with varying interest rates. Payments of interest and principal on the Company's surplus notes, which are subordinate to all other obligations, may be made only with the prior approval of the insurance department of the state of domicile.

  SHORT-TERM DEBT -- AFFILIATED

     There was no short-term debt outstanding at December 31, 2008. On December 31, 2007, MetLife Credit Corporation, an affiliate, issued a $50 million short-term loan to the Company with a fixed rate of 4.82%, which was repaid at maturity on January 2, 2008. The Company used the net proceeds of the loan for general corporate purposes.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  INTEREST EXPENSE

     Interest expense related to the Company's indebtedness included in other expenses was $9 million for each of the years ended December 31, 2008, 2007 and 2006.

9.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                       -----------------------
                                                       2008     2007      2006
                                                       ----     ----     -----
                                                            (IN MILLIONS)
Current:
  Federal............................................  $(10)    $(41)    $(156)
  Foreign............................................    75       50        29
                                                       ----     ----     -----
  Subtotal...........................................    65        9      (127)
                                                       ----     ----     -----
Deferred:
  Federal............................................    30       30       171
                                                       ----     ----     -----
Provision for income tax.............................  $ 95     $ 39     $  44
                                                       ====     ====     =====




     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2008     2007     2006
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $ 75     $ 28     $ 44
Tax effect of:
  Tax-exempt investment income.........................     9        2       (2)
  State and local income taxes.........................    --       --        1
  Prior year tax.......................................    (7)       8       (2)
  RGA dividend of interest(1)..........................    16       --       --
  Other, net...........................................     2        1        3
                                                         ----     ----     ----
Provision for income tax...............................   $95      $39      $44
                                                         ====     ====     ====




--------

   (1) See Notes 2 and 14 for discussion concerning the dividend of interest in RGA.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                             2008     2007
                                                             ----     ----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables.................  $ 33     $ 64
  Employee benefits........................................    19       22
  Tax credit carryforwards.................................    55       --
  Net unrealized investment losses.........................   162       --
  Other....................................................     8      162
                                                             ----     ----
                                                              277      248
  Less: Valuation allowance................................    --       --
                                                             ----     ----
                                                              277      248
                                                             ----     ----
Deferred income tax liabilities:
  Investments..............................................    37       68
  DAC......................................................    10      (46)
  Net unrealized investment gains..........................    --      249
  Other....................................................    20        9
                                                             ----     ----
                                                               67      280
                                                             ----     ----
Net deferred income tax asset/(liability)..................  $210     $(32)
                                                             ====     ====



     A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

     The Company has not recorded a valuation allowance against the deferred tax asset of $162 million recognized in connection with unrealized investment losses at December 31, 2008. The Company has the intent and ability to hold such securities until their recovery or maturity and the Company has available to it tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     At December 31, 2008, the Company had tax credit carryforwards of $55 million, which begin to expire in 2018. The tax credit carryfowards are expected to be utilized during the period allowed.

     Effective January 1, 2006, General American joined with MetLife and its includable affiliates in filing a federal income tax return. General American participates in a tax sharing agreement with MetLife. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     Pursuant to the tax sharing agreement, the amount due from affiliates is $16 million and $120 million as of December 31, 2008 and 2007, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2001. Due to a lapse of the statute of limitations, the 2003 and 2004 tax years are no longer subject to audit. In the first quarter of 2005, the IRS commenced an examination of the Company's U.S. income tax returns for 2000 through 2002 that is anticipated to be completed in 2009.

     As a result of the implementation of FIN 48 on January 1, 2007, the Company recognized an $11 million decrease in the liability for unrecognized tax benefits, no increase/decrease in the interest liability for unrecognized tax benefits, as well as a $17 million increase in the liability for unrecognized tax benefits and a $5 million increase in the interest liability for unrecognized tax benefits which are included in liabilities of subsidiaries held-for-sale. The corresponding reduction to the January 1, 2007 balance of retained earnings was $0, net of $11 million of minority interest included in liabilities of subsidiaries held-for-sale. The Company's total amount of unrecognized tax benefits upon adoption of FIN 48 was $21 million. The Company reclassified, at adoption, $32 million of current income tax payables to the liability for unrecognized tax benefits included within other liabilities. The Company did not reclassify, at adoption, any deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability for unrecognized tax benefits. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $21 million. The Company also had $3 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     At December 31, 2008, the Company's total amount of unrecognized tax benefits was $18 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $18 million. The total amount of unrecognized tax benefits decreased by $6 million from December 31, 2007 due to lapses in the statutes of limitations.

     At December 31, 2007, the Company's total amount of unrecognized tax benefits was $24 million, an increase of $3 million from the date of adoption, and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $24 million, an increase of $3 million from the date of adoption.

     The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and December 31, 2007, is as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Balance as of the beginning of the period....................   $24      $21
Additions for tax positions of current year..................    --        7
Lapses of statutes of limitations............................    (6)      (4)
                                                                ---      ---
Balance as of the end of the period..........................   $18      $24
                                                                ===      ===



     During the year ended December 31, 2008, the Company recognized $1 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2008, the Company had $5 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $1 million from December 31, 2007.

     During the year ended December 31, 2007, the Company recognized $1 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2007, the Company had $4 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $1 million from the date of adoption.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $1 million and $1 million, respectively, related to the separate account DRD.

10.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims may be resolved through settlement. Other sales practices claims may be won by dispositive motion or may go to trial. The current cases may seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Regulators have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company has been cooperating fully with these inquiries. The Company is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's financial position.

     North American National Marketing, LLC, et al. v. General American Life Insurance Co., et al. (Dist. Ct, Colo., Arapahoe Cty., filed March 21, 2007) North American National Marketing ("North American") and its affiliate sued the Company and MetLife, Inc. alleging breach of a contract between the Company and North American for the design, development and distribution of certain universal life insurance products for the Company during the period from 2001 to 2004. Plaintiffs seek damages comprised of fees and commissions relating to sales of the life insurance products designed by North American. The Company and MetLife, Inc. dispute these alleged damages and are vigorously defending the lawsuit, which is currently scheduled for a jury trial in April 2009.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas, or make other inquiries, concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows.

     In 2007, the Company received $39 million, included in other revenues, based on the resolution of an indemnification claim associated with the 2000 acquisition of the Company by MLIC.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. At both December 31, 2008 and 2007, the Company maintained a liability of $4 million, a related asset for premium tax offsets of $3 million for undiscounted future assessments in respect of impaired, insolvent or failed insurers, and an asset related to paid assessments representing currently available premium tax offsets of less than $1 million.

  COMMITMENTS

  Leases

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' sales revenues. Future minimum rental income relating to these lease agreements are as follows:

                                                                    RENTAL
                                                                    INCOME
                                                                -------------
                                                                (IN MILLIONS)
2009..........................................................        $8
2010..........................................................        $4
2011..........................................................        $3
2012..........................................................        $3
2013..........................................................        $1
Thereafter....................................................        $1


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $182 million and $57 million at December 31, 2008 and 2007, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  COMMITMENTS TO FUND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under private corporate bond investments. The amount of these unfunded commitments was $6 million at December 31, 2008. At December 31, 2007, there were no unfunded commitments to fund private corporate bond investments.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $2 million to $45 million, with a cumulative maximum of $61 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     During the year ended December 31, 2008, the Company did not record any liabilities for indemnities, guarantees and commitments. The Company had no liability for indemnities, guarantees and commitments at both December 31, 2008 and 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $74 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid $1 million to terminate all of these contracts.

     See Note 4 for further disclosures related to credit default swap obligations.

11.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     General American's employees, sales representatives and retirees participate in qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans sponsored by MLIC. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually, based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2008, the majority of active participants are accruing benefits under the cash balance formula; however, approximately 95% of the obligations result from benefits calculated with the traditional formula. The non-qualified plan provides supplemental pension benefits to certain executive level employees and retirees.

     General American also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees through a plan sponsored by MLIC. Employees of General American who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for General American, may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES cost of postretirement medical benefits. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

     General American is allocated both pension and other postretirement expenses from MLIC associated with benefits provided to its employees and does not bear direct obligation for benefits under these benefit plans. Therefore, the assets and obligations of these benefit plans are not included in the accompanying consolidated balance sheets or the additional disclosure below. General American's share of pension expense was $7 million, $7 million and $8 million for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, General American's share of other postretirement expense was less than $1 million, less than $1 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The combined allocated benefit expense is included in the accompanying consolidated statements of income.

     General American continues to sponsor non-qualified defined benefit pension plans. Accordingly, the obligations and related net periodic expense associated with these plans are included in the accompanying financial statements and the additional disclosures below. These non-qualified plans have ceased accepting new participants. Participants with accrued benefits continue to earn vesting service credits while employed, but are not accruing additional benefits in these plans.

     As described more fully in Note 1, effective December 31, 2006, the Company adopted SFAS 158. The adoption of SFAS 158 required the recognition of the funded status of defined benefit pension and other postretirement plans and eliminated the additional minimum pension liability provision of SFAS 87. The Company's additional minimum pension liability was $7 million at December 31, 2005, $4 million net of income tax, and was recorded as a reduction of accumulated other comprehensive income. At December 31, 2006, immediately prior to adopting SFAS 158, the Company's additional minimum pension liability was $6 million, $4 million, net of income tax of $2 million, and remained as a reduction of accumulated other comprehensive income. Upon adoption of SFAS 158, the Company eliminated the additional minimum pension liability and recognized as an adjustment to accumulated other comprehensive income, net of income tax, those amounts of actuarial gains and losses, and prior service costs and credits that had not yet been included in net periodic benefit cost at the date of adoption. The following table summarizes the adjustments to the December 31, 2006 consolidated balance sheet as a result of recognizing the funded status of the defined benefit plans:

                                                                 DECEMBER 31, 2006
                                               ----------------------------------------------------
                                                             ADDITIONAL
                                                               MINIMUM
                                                   PRE         PENSION    ADOPTION OF       POST
                                                 SFAS 158     LIABILITY     SFAS 158      SFAS 158
BALANCE SHEET CAPTION                          ADJUSTMENTS   ADJUSTMENT    ADJUSTMENT   ADJUSTMENTS
---------------------------------------------  -----------   ----------   -----------   -----------
                                                                   (IN MILLIONS)
Other assets: Prepaid pension benefit cost...      $(38)         $--          $  9          $(29)
Other liabilities: Accrued postretirement
  benefit cost...............................      $ --           --            --          $ --
                                                                 ---          ----
  Subtotal...................................                     --             9
Net liability of subsidiary held-for-sale....                      1           (17)
                                                                 ---          ----
Accumulated other comprehensive income
  (loss), before income tax:
  Defined benefit plans......................      $ (7)           1            (8)         $(14)
Minority interest............................                     --             8
Deferred income tax..........................                     --            (1)
                                                                 ---          ----
Accumulated other comprehensive income
  (loss), net of income tax:
  Defined benefit plans......................      $ (4)         $ 1          $ (1)         $ (4)
                                                                 ===          ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                           DECEMBER 31,
                                                    -------------------------
                                                                     OTHER
                                                                  POSTRETIRE-
                                                      PENSION         MENT
                                                      BENEFITS      BENEFITS
                                                    -----------   -----------
                                                    2008   2007   2008   2007
                                                    ----   ----   ----   ----
                                                          (IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of
  year............................................  $ 26   $ 29   $ --   $ --
  Service cost....................................    --     --     --     --
  Interest cost...................................     2      2     --     --
  Net actuarial (gains) losses....................    --     (2)    --     --
  Change in benefits..............................    --     --     --     --
  Benefits paid...................................    (3)    (3)    --     --
                                                    ----   ----   ----   ----
Benefit obligation at end of year.................    25     26     --     --
                                                    ----   ----   ----   ----
Change in plan assets:
Fair value of plan assets at beginning of year....    --     --     --     --
  Actual return on plan assets....................    --     --     --     --
  Employer contribution...........................     3      3     --     --
  Benefits paid...................................    (3)    (3)    --     --
                                                    ----   ----   ----   ----
Fair value of plan assets at end of year..........    --     --     --     --
                                                    ----   ----   ----   ----
Funded status at end of year......................  $(25)  $(26)   $--    $--
                                                    ====   ====   ====   ====
Amounts recognized in consolidated balance sheet
  consist of:
  Other liabilities...............................  $(25)  $(26)   $--    $--
                                                    ====   ====   ====   ====
Accumulated other comprehensive (income) loss:
  Net actuarial losses............................  $ 12   $ 19    $--    $ 2
  Prior service credit............................   (13)   (11)    --     --
                                                    ----   ----   ----   ----
                                                      (1)     8     --      2
  Deferred income tax and minority interest.......    --     (6)    --     (1)
                                                    ----   ----   ----   ----
                                                    $ (1)  $  2    $--    $ 1
                                                    ====   ====   ====   ====



     The accumulated benefit obligation for all defined benefit pension plans was $25 million and $26 million at December 31, 2008 and 2007, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Projected benefit obligation.................................   $25      $26
Accumulated benefit obligation...............................   $25      $26
Fair value of plan assets....................................   $--      $--


     The projected benefit obligation exceeded assets for all pension plans at both December 31, 2008 and 2007.

     The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                               --------------------------------------------------
                                                                            OTHER POSTRETIREMENT
                                                  PENSION BENEFITS                BENEFITS
                                               ----------------------     -----------------------
                                               2008     2007     2006     2008      2007     2006
                                               ----     ----     ----     ----      ----     ----
                                                                  (IN MILLIONS)
NET PERIODIC BENEFIT COST
  Service cost...............................   $--      $--      $--      $--       $--      $--
  Interest cost..............................     2        2        2       --        --       --
  Expected return on plan assets.............    --       --       --       --        --       --
  Amortization of net actuarial (gains)
     losses..................................     1       --       (2)      --        --       --
  Amortization of prior service cost
     (credit)................................    (3)      (2)      --       --        --       --
                                                ---      ---      ---      ---       ---      ---
     Net periodic benefit cost...............    --       --      $--       --        --      $--
                                                                  ===                         ===
     Net periodic cost of asset held-for-
       sale..................................    --        4                --         1
                                                ---      ---               ---       ---
                                                 --        4                --         1
                                                ---      ---               ---       ---
OTHER CHANGES IN PLAN ASSETS AND BENEFIT
  OBLIGATIONS
  RECOGNIZED IN OTHER COMPREHENSIVE INCOME
     (LOSS)
  Net actuarial (gains) losses...............    (7)      (3)               (2)       (3)
  Prior service cost (credit)................     2        1                --        --
  Amortization of net actuarial gains
     (losses)................................    (1)      (1)               --        --
  Amortization of prior service (cost)
     credit..................................     3        2                --        --
                                                ---      ---               ---       ---
     Total recognized in other comprehensive
       income (loss).........................    (3)      (1)               (2)       (3)
                                                ---      ---               ---       ---
     Total recognized in net periodic benefit
       cost and other comprehensive income
       (loss)................................   $(3)     $ 3               $(2)      $(2)
                                                ===      ===               ===       ===



     Included within other comprehensive income (loss) are other changes in plan assets and benefit obligations associated with pension benefits of ($3) million and other postretirement benefits of ($2) million for an aggregate reduction in other comprehensive income (loss) of ($5) million before income tax and ($4) million, net of income tax and minority interest.

     The estimated net actuarial losses and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are less than $1 million and ($2) million, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                             DECEMBER 31,
                                                   -------------------------------
                                                                         OTHER
                                                      PENSION         POSTRETIRE-
                                                      BENEFITS       MENT BENEFITS
                                                   -------------     -------------
                                                   2008     2007     2008     2007
                                                   ----     ----     ----     ----
Weighted average discount rate...................  6.60%    6.65%      --       --
Rate of compensation increase....................   N/A      N/A      N/A      N/A


     Assumptions used in determining net periodic benefit cost were as follows:

                                                                DECEMBER 31,
                                                  ---------------------------------------
                                                                              OTHER
                                                                         POSTRETIREMENT
                                                   PENSION BENEFITS         BENEFITS
                                                  ------------------   ------------------
                                                  2008   2007   2006   2008   2007   2006
                                                  ----   ----   ----   ----   ----   ----
Weighted average discount rate..................  6.65%  6.00%  5.80%    --     --     --
Expected rate of return on plan assets..........   N/A    N/A    N/A    N/A    N/A    N/A
Rate of compensation increase...................   N/A    N/A    N/A    N/A    N/A    N/A


     The discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

  CASH FLOWS

     In 2009, the Company expects to make contributions of $2 million to its pension plans. Benefit payments are funded from the Company's general assets as they become due under the provision of the plans.

     Gross benefit payments for the next ten years are expected to be as follows:

                                                              PENSION BENEFITS
                                                              ----------------
                                                                (IN MILLIONS)
2009........................................................         $ 2
2010........................................................         $ 3
2011........................................................         $ 3
2012........................................................         $ 3
2013........................................................         $ 3
2014 - 2018.................................................         $12


  SAVINGS AND INVESTMENT PLANS

     The Company's employees participate in savings and investment plans for which a portion of employee contributions are matched. The Company's expense was less than $1 million for each of the years ended December 31, 2008, 2007 and 2006.

12.  EQUITY

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. General American exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of General American.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by General American are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

     General American, domiciled in Missouri, applied to its state insurance regulator and was permitted to admit the lesser of the amount of the deferred tax asset expected to be realized within three years of the balance sheet date or 15% of statutory capital and surplus for the most recently filed statement with the domiciliary state commissioner. The NAIC statutory accounting principles currently admit the lesser of the amount of the deferred tax asset expected to be realized within one year of the balance sheet date or 10% of the statutory capital and surplus for the most recently filed statement with the domiciliary state commissioner. As a result of the relief, the Company's minimum statutory capital requirement was reduced by $58 million as of December 31, 2008.

     Statutory net income (loss) of General American, a Missouri domiciled insurer, was $1,177 million, $106 million and $316 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Missouri State Department of Insurance, was $1,079 million and $2,280 million at December 31, 2008 and 2007, respectively.

  DIVIDEND RESTRICTIONS

     Under Missouri State Insurance Law, General American is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the aggregate amount of all such dividends in any calendar year does not exceed the greater of: (i) 10% of its statutory surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized investment gains). General American will be permitted to pay a stockholder dividend to GenAmerica in excess of the greater of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Missouri Commissioner of Insurance (the "Commissioner"). As described in Note 2, the Company paid an in-kind extraordinary dividend of $1,318 million to GenAmerica for the year ended December 31, 2008. For the year ended December 31, 2007, the Company did not pay any dividends to GenAmerica. The Company paid $13 million for the year ended December 31, 2006 in dividends for which prior insurance regulatory clearance was not required. Based on amounts at December 31, 2008, General American could pay to GenAmerica a stockholder dividend of $107 million without prior approval of the Commissioner in 2009.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                         2008    2007    2006
                                                       -------   ----   -----
                                                            (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year...........................................  $(1,370)  $ 22   $(115)
Income tax effect of holding gains (losses)..........      544    (13)     38
Reclassification adjustments:
  Recognized holding (gains) losses included in
     current year income.............................      105     29      16
  Amortization of premiums and accretion of discounts
     associated with investments.....................      (37)   (33)    (12)
  Income tax effect..................................      (26)     2      (1)
Allocation of holding (gains) losses on investments
  relating to other policyholder amounts.............      175    (70)     18
Income tax effect of allocation of holding (gains)
  losses to other policyholder amounts...............      (61)    42      (6)
Unrealized investment loss of dividend of interest in
  subsidiary.........................................       69     --      --
Deferred income tax on unrealized investment loss on
  dividend of interests in subsidiary................      (46)    --      --
                                                       -------   ----   -----
Net unrealized investment gains (losses), net of
  income tax.........................................     (647)   (21)    (62)
                                                       -------   ----   -----
Foreign currency translation adjustment..............     (122)    60      11
Minimum pension liability adjustment, net of income
  tax................................................       --     --       1
Defined benefit plan adjustment, net of income tax...        4      1      --
                                                       -------   ----   -----
Other comprehensive income (loss)....................  $  (765)  $ 40   $ (50)
                                                       =======   ====   =====



13.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Compensation..........................................  $ 22     $ 10     $ 21
Commissions...........................................    13       15       36
Reinsurance allowances................................   (17)     (22)     (43)
Interest and debt issue costs.........................    10       10        9
Amortization of DAC and VOBA..........................    18       25       49
Capitalization of DAC.................................    --       (7)     (20)
Insurance tax.........................................    11       13       17
Other.................................................    27       33       74
                                                        ----     ----     ----
Total other expenses..................................  $ 84     $ 77     $143
                                                        ====     ====     ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     For the years ended December 31, 2008, 2007 and 2006 commissions, reinsurance allowances and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 7. See also Note 16 for discussion of affiliated expenses included in the table above.

  Amortization and Capitalization of DAC and VOBA

     See Note 5 for the rollforward of DAC and VOBA including impacts of amortization and capitalization.

14.  DISCONTINUED OPERATIONS

  OPERATIONS

     As more fully described in Note 2, on September 12, 2008 MetLife completed a tax-free split-off of its majority-owned subsidiary, RGA. In connection with this transaction, General American dividended to MLIC and MLIC dividended to MetLife, substantially all of its interests in RGA. RGA's assets and liabilities were reclassified to assets and liabilities of subsidiaries held for sale and its operating results were reclassified to discontinued operations for all periods presented.

     The following tables present the amounts related to the operations and financial position of RGA that have been reflected as discontinued operations in the consolidated statements of income:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                             2008     2007     2006
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Premiums..................................................  $3,535   $4,910   $4,348
Net investment income.....................................     597      908      781
Other revenues............................................      69       77       66
Net investment gains (losses).............................    (249)    (177)       7
                                                            ------   ------   ------
  Total revenues..........................................   3,952    5,718    5,202
                                                            ------   ------   ------
Policyholder benefits and claims..........................   2,989    3,989    3,490
Interest credited to policyholder account balances........     108      262      254
Other expenses............................................     699    1,226    1,227
                                                            ------   ------   ------
  Total expenses..........................................   3,796    5,477    4,971
                                                            ------   ------   ------
Income before provision for income tax....................     156      241      231
Provision for income tax..................................      53       84       81
                                                            ------   ------   ------
Income from operations of discontinued operations, net of
  income tax..............................................     103      157      150
Loss in connection with the dividend of interests in
  subsidiary, net of income tax...........................    (398)      --       --
                                                            ------   ------   ------
Income (loss) from operations of discontinued operations,
  net of income tax.......................................  $ (295)  $  157   $  150
                                                            ======   ======   ======


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                            DECEMBER 31, 2007
                                                            -----------------
                                                              (IN MILLIONS)
Fixed maturity securities.................................       $ 9,398
Equity securities.........................................           137
Mortgage loans on real estate, net........................           832
Policy loans..............................................         1,059
Short-term investments....................................            75
Other invested assets.....................................         4,897
                                                                 -------
  Total investments.......................................        16,398
Cash and cash equivalents.................................           404
Accrued investment income.................................            78
Premiums and other receivables............................         1,440
Deferred policy acquisition costs and VOBA................         3,513
Goodwill..................................................            96
Other assets..............................................            91
Separate account assets...................................            17
                                                                 -------
     Total assets held-for-sale...........................       $22,037
                                                                 =======
Future policy benefits....................................       $ 6,159
Policyholder account balances.............................         6,657
Other policyholder funds..................................         2,297
Long-term debt............................................           528
Collateral financing arrangements.........................           850
Junior subordinated debt securities.......................           399
Shares subject to mandatory redemption....................           159
Current income tax payable................................            33
Deferred income tax liability.............................           941
Other liabilities.........................................         1,918
Separate account liabilities..............................            17
                                                                 -------
     Total liabilities held-for-sale......................       $19,958
                                                                 =======



     The operations of RGA include direct policies and reinsurance agreements with MetLife and some of its affiliates. These agreements are generally terminable by either party upon 90 days written notice with respect to future new business. Agreements related to existing business generally are not terminable, unless the underlying policies terminate or are recaptured. These direct policies and reinsurance agreements do not constitute significant continuing involvement by the Company with RGA. Included in continuing operations in the Company's consolidated statements of operations are amounts related to these affiliated transactions, including ceded amounts that reduced premiums and fees by $23 million, $38 million, and $32 million and ceded amounts that reduced policyholder benefits and claims by $13 million, $33 million, and $44 million for the years ended December 31, 2008, 2007 and 2006, respectively, that have not been eliminated as these transactions are expected to continue after the RGA divestiture. Related amounts included in the Company's consolidated balance sheets that have not been eliminated include assets totaling $456 million, and liabilities totaling $361 million at December 31, 2007.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

15.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2007                                   AMOUNT      VALUE    FAIR VALUE
-----------------                                  --------   --------   ----------
                                                             (IN MILLIONS)
ASSETS:
Fixed maturity securities........................              $ 7,919     $ 7,919
Equity securities................................              $    31     $    31
Mortgage loans on real estate....................              $   241     $   247
Policy loans.....................................              $ 1,657     $ 1,657
Short-term investments...........................              $   237     $   237
Cash and cash equivalents........................              $   103     $   103
Accrued investment income........................              $   107     $   107
Assets of subsidiaries held-for-sale.............              $11,983     $11,992
LIABILITIES:
Policyholder account balances....................              $ 1,055     $ 1,030
Short-term debt -- affiliated....................              $    50     $    50
Long-term debt...................................              $   101     $   121
Payables for collateral under securities loaned
  and other transactions.........................              $ 1,438     $ 1,438
Liabilities of subsidiaries held-for-sale........              $ 6,915     $ 6,044


     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage Loans on Real Estate -- Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Affiliated Short-term Debt and Long-term Debt -- The estimated fair value of short-term debt-affiliated approximates fair value due to the short-term duration of the instrument. Long-term debt is determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

     Payables for Collateral Under Securities Loaned and Other Transactions
-- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value.

     Assets and Liabilities of Subsidiaries Held-For-Sale -- The carrying values of assets and liabilities of subsidiaries held-for-sale reflect those assets and liabilities which were previously determined to be financial instruments and which were reflected in other financial statement captions in the table above in previous periods but have been reclassified to this caption to reflect the discontinued nature of the operations. The estimated fair value of the assets and liabilities of subsidiaries held-for-sale have been determined on a basis consistent with similar instruments as described herein.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps and foreign currency forwards are based upon quotations obtained from dealers or other reliable sources. See
Note 4 for derivative fair value disclosures.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                         NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2008                                         AMOUNT      VALUE    FAIR VALUE
-----------------                                        --------   --------   ----------
                                                                   (IN MILLIONS)
ASSETS:
Fixed maturity securities..............................              $6,140      $6,140
Equity securities......................................              $  135      $  135
Mortgage loans on real estate..........................              $  219      $  213
Policy loans...........................................              $1,691      $2,088
Other limited partnership interests(1).................              $    2      $    2
Short-term investments.................................              $  514      $  514
Other invested assets:(1)
  Derivative assets....................................    $910      $  113      $  113
  Other................................................              $    3      $    3
Cash and cash equivalents..............................              $  152      $  152
Accrued investment income..............................              $   99      $   99
Premiums and other receivables(1)......................              $  153      $  121
Separate account assets................................              $1,484      $1,484
LIABILITIES:
Policyholder account balances(1).......................              $1,016      $  843
Long-term debt.........................................              $  101      $   74
Payables for collateral under securities loaned and
  other transactions...................................              $  806      $  806
Other liabilities:(1)
  Derivative liabilities...............................    $235      $    4      $    4
  Other................................................              $    9      $    9
Separate account liabilities(1)........................              $  189      $  189
COMMITMENTS:(2)
Commitments to fund private corporate bond
  investments..........................................    $  6      $   --      $   --


--------

   (1) Carrying values presented herein differ from those presented on the consolidated balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

   (2) Commitments are off-balance sheet obligations.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage Loans on Real Estate -- The Company originates mortgage loans on real estate principally for investment purposes. These loans are carried at amortized cost within the consolidated financial statements. The fair value for mortgage loans on real estate is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

     Other Limited Partnership Interests -- Other limited partnerships included in the preceding table consist of those investments accounted for using the cost method. The remaining carrying value recognized in the consolidated balance sheet represents investments in other limited partnerships accounted for using the equity method, which do not satisfy the definition of financial instruments for which fair value is required to be disclosed.

     The estimated fair values for other limited partnership interests accounted for under the cost method are generally based on the Company's share of the net asset value ("NAV") as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short-term investments do not qualify as securities and are recognized at amortized cost in the consolidated balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at estimated fair value in the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES consolidated balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the consolidated balance sheet is principally comprised of freestanding derivatives with positive estimated fair values, cash held in trust and investments in tax credit partnerships. Investments in tax credit partnerships, which are accounted for under the equity method, are not financial instruments subject to fair value disclosure. Accordingly, they have been excluded from the preceding table. Cash held in trust is treated as cash and cash equivalents where estimated fair value generally approximates carrying value.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     Cash and Cash Equivalents -- Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

     Premiums and Other Receivables -- Premiums and other receivables in the consolidated balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivative positions, amounts receivable for securities sold but not yet settled and fees and general operating receivables.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding table. Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts on deposit for derivative settlements essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over very short periods such that the estimated fair value approximate their carrying values. In light of recent market conditions, the Company has monitored the solvency position of the financial institutions and has determined additional adjustments are not required.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheet in accordance with SOP O3-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, mortgage loans, derivatives, hedge funds short-term investments and cash and cash equivalents. The estimated fair value of mutual funds is based upon quoted prices or reported NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair values of fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents held by separate accounts are determined on

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES a basis consistent with the methodologies described herein for similar financial instruments held within the general account. The estimated fair value of hedge funds is based upon NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair value of mortgage loans is determined by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. The difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the consolidated balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include certain funding arrangements, fixed deferred annuities and total control accounts. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models as well as its claims paying ability.

     Long-term Debt -- The estimated fair values of long-term debt securities are generally determined by discounting expected future cash flows using market rates currently available for debt with similar remaining maturities and reflecting the credit risk of the Company including inputs, when available, from other companies with similar types of borrowing arrangements. Risk-adjusted discount rates applied to the expected future cash flows can vary significantly based upon the specific terms of each individual arrangement, including, but not limited to: subordinated rights; contractual interest rates in relation to current market rates; the structuring of the arrangement; and the nature and observability of the applicable valuation inputs. Use of different risk-adjusted discount rates could result in different estimated fair values.

     Payables for Collateral Under Securities Loaned and Other Transactions
-- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the consolidated balance sheet is principally comprised of freestanding derivatives with negative estimated fair values; tax and litigation contingency liabilities; obligations for employee-related benefits; amounts due on cash collateral held in relation to securities lending; interest payable; amounts due for securities purchased but not yet settled; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest payable; amounts due on cash collateral held in relation to securities lending; and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Separate Account Liabilities -- Separate account liabilities included in the table above represent those balances due to policyholders under contracts that are classified as investment contracts. The difference between the separate account liabilities reflected above and the amounts presented in the consolidated balance sheet represents those contracts classified as insurance contracts which do not satisfy the criteria of financial instruments for which estimated fair value is to be disclosed.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding under institutional retirement & savings products.

     Separate account liabilities, whether related to investment or insurance contracts, are recognized in the consolidated balance sheet at an equivalent summary total of the separate account assets as prescribed by SOP 03-1. Separate account assets, which equal net deposits, net investment income and realized and unrealized capital gains and losses, are fully offset by corresponding amounts credited to the contractholders' liability which is reflected in separate account liabilities. Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described above, the Company believes the value of those assets approximates the estimated fair value of the related separate account liabilities.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Commitments to Fund Private Corporate Bond Investments -- The estimated fair values for commitments to fund private corporate bond investments reflected in the above table represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the original commitments.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The assets and liabilities measured at estimated fair value on a recurring basis are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                               DECEMBER 31, 2008
                                      ------------------------------------------------------------------
                                         FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                      -----------------------------------------------------
                                       QUOTED PRICES IN
                                      ACTIVE MARKETS FOR                        SIGNIFICANT
                                       IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE      TOTAL
                                        AND LIABILITIES    OBSERVABLE INPUTS      INPUTS       ESTIMATED
                                           (LEVEL 1)           (LEVEL 2)         (LEVEL 3)    FAIR VALUE
                                      ------------------   -----------------   ------------   ----------
                                                                 (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities.........         $ --                $2,070            $165         $2,235
  Residential mortgage-backed
     securities.....................           --                   959               2            961
  Foreign corporate securities......           --                   782              50            832
  Foreign government securities.....           --                   679              95            774
  Commercial mortgage-backed
     securities.....................           --                   648              14            662
  U.S. Treasury/agency securities...          289                    83              --            372
  Asset-backed securities...........           --                   225              64            289
  State and political subdivision
     securities.....................           --                    15              --             15
                                             ----                ------            ----         ------
     Total fixed maturity
       securities...................          289                 5,461             390          6,140
                                             ----                ------            ----         ------
Equity securities:
  Common stock......................           --                   128               1            129
  Non-redeemable preferred stock....           --                     1               5              6
                                             ----                ------            ----         ------
     Total equity securities........           --                   129               6            135
                                             ----                ------            ----         ------
Short-term investments..............           --                   514              --            514
Derivative assets(1)................           --                   113              --            113
Separate account assets(2)..........          660                   729              95          1,484
                                             ----                ------            ----         ------
     Total assets...................         $949                $6,946            $491         $8,386
                                             ====                ======            ====         ======
LIABILITIES
Derivative liabilities(1)...........         $  2                $    1            $  1         $    4
                                             ====                ======            ====         ======



--------

   (1) Derivative assets are presented within other invested assets and derivatives liabilities are presented within other liabilities. The amounts are presented gross in the table above to reflect the presentation in the consolidated balance sheet, but are presented net for purposes of the rollforward in the following tables.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   (2) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities. As it relates to derivatives, this level includes financial futures including interest rate futures. Separate account assets classified within this level principally include mutual funds. Also included are assets held within separate accounts which are similar in nature to those classified in this level for the general account.

     Level 2 This category includes fixed maturity and equity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, state and political subdivision securities, foreign government securities and asset-backed securities. Equity securities classified as Level 2 securities consist principally of common stock and certain equity securities where market quotes are available but are not considered actively traded. Short-term investments included within Level 2 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives, this level includes derivatives for which all the inputs used are observable; including foreign currency forwards, foreign currency swaps, interest rate swaps and credit default swaps. Separate account assets classified within this level are generally similar to those classified within this level for the general account. Hedge funds owned by separate accounts are also included within this level.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including:
             U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; commercial mortgage backed securities; foreign government securities and asset-backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist of common stock of privately held companies and non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes credit default swaps having unobservable credit correlations. Separate account assets classified within this level are generally similar to those classified within this level for the general account; however, they also include mortgage loans.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                        FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                         -----------------------------------------------------------------------------------------------------
                                                              TOTAL REALIZED/UNREALIZED
                                                             GAINS (LOSSES) INCLUDED IN:
                                                            ----------------------------   PURCHASES,
                           BALANCE,    IMPACT OF   BALANCE,                    OTHER         SALES,      TRANSFER IN  BALANCE,
                         DECEMBER 31,   SFAS 157  BEGINNING                COMPREHENSIVE  ISSUANCES AND   AND/OR OUT   END OF
                             2007     ADOPTION(1) OF PERIOD EARNINGS(2, 3) INCOME (LOSS) SETTLEMENTS(4) OF LEVEL 3(5)  PERIOD
                         ------------ ----------- --------- -------------- ------------- -------------- ------------- --------
                                                                    (IN MILLIONS)

Fixed maturity
  securities............     $612         $--        $612        $(56)          $(97)         $(62)          $(7)       $390
Equity securities.......       12          --          12          (1)            (1)           (4)           --           6
Net derivatives(6)......       --          --          --          --             --            (1)           --          (1)
Separate account
  assets(7).............      124          --         124         (25)            --            (1)           (3)         95


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. As described in
       Note 1, there was no material impact of adoption on Level 3 assets and liabilities.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses.

   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

   (8) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                           TOTAL GAINS AND LOSSES
                                                  ---------------------------------------
                                                   CLASSIFICATION OF REALIZED/UNREALIZED
                                                                   GAINS
                                                       (LOSSES) INCLUDED IN EARNINGS
                                                  ---------------------------------------
                                                      NET              NET
                                                  INVESTMENT       INVESTMENT
                                                    INCOME       GAINS (LOSSES)     TOTAL
                                                  ----------     --------------     -----
                                                                  (IN MILLIONS)
Fixed maturity securities....................         $ 8             $(64)          $(56)
Equity securities............................          --               (1)            (1)

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                                          CHANGES IN UNREALIZED GAINS (LOSSES)
                                                        RELATING TO ASSETS AND LIABILITIES HELD
                                                                  AT DECEMBER 31, 2008
                                                       -----------------------------------------
                                                           NET               NET
                                                       INVESTMENT        INVESTMENT
                                                         INCOME        GAINS (LOSSES)      TOTAL
                                                       ----------      --------------      -----
                                                                     (IN MILLIONS)
Fixed maturity securities........................          $ 9              $(63)           $(54)
Equity securities................................           --                (2)             (2)
Net derivatives..................................           --                (1)             (1)


16.  RELATED PARTY TRANSACTIONS

     The Company has entered into a master service agreement with MLIC which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $36 million, $44 million and $50 million, included in other expenses, for services performed under the master service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $28 million, $5 million and $8 million, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into marketing and selling agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $6 million, $14 million and $21 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively. The Company received fees for this service of $28 million, $26 million and $11 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a distribution agreement with MetLife Investors Distribution Company ("MDC"), in which MDC agrees to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate MDC for the sale and servicing of such insurance products in accordance with the terms of the agreement. MDC charged the Company $2 million, $4 million and $5 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into an investment service agreement with several affiliates ("Advisors"), in which the Advisors provide investment advisory and administrative services to registered investment companies which serve as investment vehicles for certain insurance contracts issued by the Company. Per the agreement, the net profit or loss of the Advisors is allocated to the Company resulting in revenue of $1 million, $2 million and $2 million included in universal life and investment-type product policy fees, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net receivables from affiliates of $9 million and $32 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These net receivables exclude affiliated reinsurance balances discussed in Note 7.

     See Notes 3, 6 and 8 for additional related party transactions.

PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a. Financial Statements


The following financial statements of the Separate Accounts are included in Part B hereof:


    1. Report of Independent Registered Public Accounting Firm.

    2. Statement of Assets and Liabilities as of December 31, 2008.

    3. Statement of Operations for the year ended December 31, 2008.

    4. Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.

    5. Notes to Financial Statements - December 31, 2008.


The following financial statements of the Company are included in Part B hereof:


    1. Report of Independent Registered Public Accounting Firm.

    2. Balance Sheets as of December 31, 2008 and 2007.

    3. Statements of Income for the years ended December 31, 2008, 2007 and
       2006.

    4. Statements of Shareholder's Equity for the years ended December 31, 2008, 2007 and 2006.

    5. Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

    6. Notes to Financial Statements.


The following consolidated financial statements of General American Life Insurance Company as Guarantor are included in Part B hereof:


    1. Report of Independent Registered Public Accounting Firm.

    2. Consolidated Balance Sheets as of December 31, 2008 and 2007.

    3. Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006.

    4. Consolidated Statements of Shareholder's Equity for the years ended December 31, 2008, 2007 and 2006.

    5. Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

    6. Notes to Consolidated Financial Statements.

b. Exhibits

1.  (i)       Resolution of the Board of Directors of MetLife Investors Insurance
              Company of California authorizing the establishment of the Separate
              Account (1)

    (ii)      Resolution of the Board of Directors of MetLife Investors Insurance
              Company of California effecting the establishment of the Separate
              Account (4)

    (iii)     Resolutions of the Board of Directors of MetLife Investors Insurance
              Company (including form of revised proposed Agreement and Plan of Merger attached as Exhibit A to the resolutions) (6)

    (iv)      Resolution of the Board of Directors of MetLife Investors Insurance
              Company authorizing the establishment of the Separate Account (7)

    (v)       Resolution of the Board of Directors of MetLife Investors Insurance
              Company (Separate Account Consolidation) (8)

2.            Not Applicable

3.  (i)       Principal Underwriter's and Selling Agreement of MetLife Investors
              Insurance Company (5)

    (ii)      Amendment to Principal Underwriter's and Selling Agreement of
              MetLife Investors Insurance Company (5)

    (iii)     Amendment No. 2 to Principal Underwriter's and Selling Agreement of
              MetLife Investors Insurance Company (5)

    (iv)      Form of Enterprise Selling Agreement and Schedule of Differences (8)

    (v)       Retail Sales Agreement & Amendments - Edward D. Jones & Co., L.P.
              (12)

4.  (i)       Individual Flexible Purchase Payment Deferred Variable Annuity
              Contract (1)

    (ii)      Form of Endorsement (Name Change) (2)

    (iii)     Merger Endorsement (4-E21-06-CA) (6)

    (iv)      Fixed Account Rider (6)

5.            Application for Variable Annuity (1)

6.  (i)       Copy of Articles of Incorporation of MetLife Investors Insurance
              Company (3)

    (ii)      Copy of the By-Laws of MetLife Investors Insurance Company (3)

7.            Not Applicable

8.  (i) (a)   Fund Participation Agreement among AIM Variable Insurance Funds,
              Inc., AIM Distributors, Inc. Cova Financial Life Insurance Company
              and Cova Life Sales Company dated December 31, 1997; Amendment No. 1 dated April 23, 1999; Amendment No. 2 dated September 1, 2000; and
              Amendment No. 3 dated February 12, 2001 (9)

         (b)  Amendment No. 4 dated November 9, 2009 (8)

    (ii) (a)  Participation Agreement among Franklin Templeton Variable Insurance
              Products Trust, Franklin Templeton Distributors, Inc. and Cova
              Financial Services Life Insurance Company dated September 1, 2000;
              Amendment dated September 1, 2000; Amendment dated March 1, 2001;
              Amendment dated May 1, 2001; Amendment dated May 3, 2004; and
              Amendment dated June 5, 2007 (9)

         (b)  Amendment No. 6 dated October 2, 2009 (8)

       (iii)  Amended and Restated Participation Agreement among Putnam Variable
              Trust, Putnam Mutual Funds Corp. and Cova Financial Services Life
              Insurance Company dated September 1, 1998; Amendment dated
              November 12, 1999; Amendment dated May 1, 2001; and Amendment No. 3 dated April 24, 2006 (9)

    (iv) (a)  Participation Agreement among Met Investors Series Trust, Met
              Investors Advisory Corp., MetLife Investors Distribution Company and
              MetLife Investors Insurance Company dated February 12, 2001; First
              Amendment dated September 14, 2001 (10)

         (b)  Second Amendment dated May 1, 2009 (8)

    (v)       Participation Agreement among Metropolitan Series Fund, Inc.,
              MetLife Advisers, LLC, MetLife Investors Distribution Company and
              MetLife Investors Insurance Company dated August 31, 2007 (11)

      (vi) Net Worth Maintenance Agreement among MetLife, Inc. and MetLife Investors Insurance Company (effective December 31, 2002) (4)

      (vii) Guarantee Agreement (General American Life Insurance Company) (June 1, 1995) (6)

  9.  (i)   Opinion and Consent of Counsel (filed herewith)

      (ii) Opinion and Consent of Counsel (General American Life Insurance Company) (filed herewith)

  10. (i) Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor, Registrant and the Guarantor (filed herewith)

      (ii) Consent of Independent Registered Public Accounting Firm (MetLife, Inc. Financials) (filed herewith)

  11.       Not Applicable

  12.       Not Applicable

  13. (i) Powers of Attorney for MetLife Investors Insurance Company (filed herewith)

      (ii) Powers of Attorney for General American Life Insurance Company as Guarantor (filed herewith)

--------

(1) Incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-90407 and 811-07060) filed on November 5, 1999.
(2) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 (File Nos. 333-90407 and 811-07060) filed on April 26, 2001.
(3) Incorporated herein by reference to Cova Variable Annuity Account One's Initial Registration Statement on Form N-4 (File Nos. 333-34741 and 811-05200) filed on August 29, 1997.
(4) Incorporated herein by reference to Post-Effective Amendment No. 16 to MetLife Investors Variable Annuity Account One's Registration Statement on Form N-4 (File Nos. 333-50540 and 811-05200) filed on April 21, 2006.

(5) Incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 9 to Form N-4 (File Nos. 333-50540 and 811-05200) filed on July 15, 2004.
(6) Incorporated herein by reference to MetLife Investors Variable Annuity Account Five, Initial Registration Statement on Form N-4 (File Nos. 333-138572 and 811-07060) electronically filed on November 9, 2006.
(7) Incorporated herein by reference to the Registrant's Form N-4 (File Nos. 333-90405 and 811-05200) electronically filed on November 5, 1999.
(8) Incorporated herein by reference to the Registrant's Pre-Effective Amendment No. 1 on Form N-4 (File Nos. 333-160936 and 811-05200) electronically filed on November 2, 2009.
(9) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 25 on Form N-4 (File Nos. 333-50540 and 811-05200) electronically filed on April 22, 2008.
(10) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 on Form N-4 (File Nos. 333-50540 and 811-05200) electronically filed on April 30, 2003.
(11) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 17 on Form N-4 (File Nos. 333-51950 and 811-05200) electronically filed on October 31, 2007.
(12) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 19 on Form N-4 (File Nos. 333-54358 and 811-05200) electronically filed on October 9, 2009.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


Name and Principal Business Address  Positions and Offices with Depositor
-----------------------------------  ---------------------------------------------------------

Michael K. Farrell                   Chairman of the Board, President,
10 Park Avenue                       Chief Executive Officer and Director
Morristown, NJ 07962

Susan A. Buffum                      Director
10 Park Avenue
Morristown, NJ 07962

James J. Reilly                      Vice President-Finance
501 Boylston Street                  (principal financial officer and
Boston, MA 02116                     principal accounting officer)

Jay S. Kaduson                       Vice President and Director
10 Park Avenue
Morristown, NY 07962

Elizabeth M. Forget                  Executive Vice President and Director
1095 Avenue of the Americas
New York, NY 10036

George Foulke                        Director
334 Madison Avenue
Covenant Station, NJ 07961

Paul A. Sylvester                    Director
10 Park Avenue
Morristown, NJ 07962

Kevin J. Paulson                     Senior Vice President
4700 Westown Parkway
Suite 200
West Des Moines, IA 50266

Robert E. Sollmann, Jr.              Senior Vice President
1095 Avenue of the Americas
New York, NY 10036

Richard C. Pearson                   Vice President, Associate General Counsel, Secretary and
5 Park Plaza                         Director
Suite 1900
Irvine, CA 92614

Jeffrey A. Tupper                    Assistant Vice President and Director
5 Park Plaza
Suite 1900
Irvine, CA 92614

Debora L. Buffington                 Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

Betsy E. Davis                       Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stewart M. Ashkenazy                 Vice President, Appointed Actuary
1095 Avenue of the Americas
New York, NY 10036

Jonathan L. Rosenthal                Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Christopher A. Kremer                Vice President
501 Boylston Street
Boston, MA 02116

Marian J. Zeldin                     Vice President
300 Davidson Avenue
Somerset, NJ 08873

Karen A. Johnson                     Vice President
501 Boylston Street
Boston, MA 02116

Deron J. Richens                     Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey N. Altman                    Vice President
1095 Avenue of the Americas
New York, NY 10036

Roberto Baron                        Vice President
1095 Avenue of the Americas
New York, NY 10036

Paul L. LeClair                        Vice President
501 Boylston Street
Boston, MA 02116

Gregory E. Illson                      Vice President
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg                   Vice President and Director
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Lisa S. Kuklinski                      Vice President
260 Madison Avenue
New York, NY 10016

Jeffrey P. Halperin                    Vice President
1095 Avenue of the Americas
New York, NY 10036

Steven J. Goulart                      Treasurer
1095 Avenue of the Americas
New York, NY 10036

Mark S. Reilly                         Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

George Luecke                          Vice President - Annuity Finance
1095 Avenue of the Americas
New York, NY 10036

Gene L. Lunman                         Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Robert L. Staffier                     Vice President
501 Boylston Street
Boston, MA 02116

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of MetLife Investors Insurance Company under Missouri insurance law. MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS


As of August 31, 2009, there were 3 Qualified Contract Owners and 9 Non-Qualified Contract Owners.


ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

   (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance,
MetLife of CT Fund UL III for Variable Life Insurance
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Variable Annuity Separate Account I

Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.

   (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the Officers and Directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------    ---------------------------------------
Michael K. Farrell                     Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                       Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                     Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                      President, National Sales
10 Park Avenue                         Manager-Annuities & LTC
Morristown, NJ 07962

Elizabeth M. Forget                    Executive Vice President
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana                        Executive Vice President, National
5 Park Plaza                           Sales Manager-Life
Suite 1900
Irvine, CA 92614

Richard C. Pearson                     Executive Vice President, General
5 Park Plaza                           Counsel and Secretary
Suite 1900
Irvine, CA 92614

Peter Gruppuso                         Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Douglas P. Rodgers                     Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Curtis Wohlers                         Senior Vice President, National Sales
1095 Avenue of the Americas            Manager, Independent Planners and
New York, NY 10036                     Insurance Advisors

Jeffrey A. Barker                      Senior Vice President, Channel
1095 Avenue of the Americas            Head-Independent Accounts
New York, NY 10036

Andrew Aiello                          Senior Vice President, Channel
5 Park Plaza                           Head-National Accounts
Suite 1900
Irvine, CA 92614

Jay S. Kaduson                         Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Steven J. Goulart                      Treasurer
1095 Avenue of the Americas
New York, NY 10036

Debora L. Buffington                   Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                          Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paul M. Kos                            Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens                       Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant                       Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros                       Vice President
260 Madison Avenue
New York, NY 10016


   (c) Compensation From the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                               (3)
                                                         Compensation on
                                                             Events
                                              (2)        Occasioning the
                                        Net Underwriting Deduction of a      (4)         (5)
            (1)                          Discounts and   Deferred Sales   Brokerage     Other
Name of Principal Underwriter             Commissions         Load       Commissions Compensation
-----------------------------           ---------------- --------------- ----------- ------------
MetLife Investors Distribution Company.   $85,020,359          $0            $0           $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

       The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

           (a)  Registrant

           (b) MetLife Annuity Operations, 27000 Westown Parkway, Suite 200, West Des Moines, IA 50266

           (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA 02110

           (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

           (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

           (f) Metropolitan Life Insurance Company, 18210 Crane Nest Drive, Tampa, FL 33647

           (g) Metropolitan Life Insurance Company, 501 Boylston Street, Boston, MA 02116

           (h)  Metropolitan Life Insurance Company, 200 Park Avenue, NY 10166

           (i) General American Life Insurance Company, 13045 Tesson Ferry Road, St. Louis, MO 63128 (with respect to the Guarantee Agreement only)

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

   d. MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

   e. During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the Depositor hereby undertakes to provide notice to contract owners covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

   These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee;
(ii) a default under the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").

   Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.

   During the Guarantee Period, the Depositor hereby undertakes to include in the prospectus to contract owners, an offer to supply the Statement of Additional Information which shall contain the annual audited financial statements of the Guarantor, free of charge upon a contract owner's request.

                                REPRESENTATIONS

   The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf, in the City of Irvine, and State of California, on this 2nd day of November, 2009.

                              METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (Registrant)

                              By:  METLIFE INVESTORS INSURANCE
                                   COMPANY

                              By:  /s/ RICHARD C. PEARSON
                                   -----------------------------------
                                   Richard C. Pearson
                                   Vice President and Associate General Counsel

                              METLIFE INVESTORS INSURANCE COMPANY
                              (Depositor)

                              By:  /s/ RICHARD C. PEARSON
                                   -----------------------------------
                                   Richard C. Pearson
                                   Vice President and Associate General Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated on November 2, 2009.

/s/ Michael K. Farrell*        Chairman of the Board, President, Chief
-----------------------------  Executive Officer and Director
Michael K. Farrell

/s/ Elizabeth M. Forget *      Executive Vice President and Director
-----------------------------
Elizabeth M. Forget

/s/ Richard C. Pearson *       Vice President, Associate General Counsel,
-----------------------------  Secretary and Director
Richard C. Pearson

/s/ James J. Reilly *          Vice President-Finance (principal financial
----------------------------- officer and principal accounting officer) James J. Reilly

/s/ Jay S. Kaduson *           Vice President and Director
-----------------------------
Jay S. Kaduson

/s/ Bennett D. Kleinberg *     Vice President and Director
-----------------------------
Bennett D. Kleinberg

/s/ Jeffrey A. Tupper *        Assistant Vice President and Director
-----------------------------
Jeffrey A. Tupper

/s/ Susan A. Buffum *          Director
-----------------------------
Susan A. Buffum

/s/ George Foulke *            Director
-----------------------------
George Foulke

/s/ Paul A. Sylvester*         Director
-----------------------------
Paul A. Sylvester

                                   By:  /s/ JOHN E. CONNOLLY, JR.
                                        -----------------------------------
                                        John E. Connolly, Jr., Attorney-in-fact
                                        November 2, 2009

--------
* MetLife Investors Insurance Company. Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  SIGNATURES

As required by the Securities Act of 1933, General American Life Insurance Company has caused this Registration Statement to be signed on its behalf, in the City of St. Louis and State of Missouri, on this 2nd day of November, 2009.

                                       GENERAL AMERICAN LIFE INSURANCE COMPANY
                                       (Guarantor)

                                       By:  /s/ JAMES J. REILLY
                                            ---------------------------------
                                            James J. Reilly
                                            Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated on November 2, 2009.

/s/ Michael K. Farrell*        Chairman of the Board, President, Chief
-----------------------------  Executive Officer and Director
Michael K. Farrell

/s/ Peter M. Carlson*          Executive Vice President, Chief Accounting
-----------------------------  Officer and Director
Peter M. Carlson

/s/ Eric T. Steigerwalt*       Director
-----------------------------
Eric T. Steigerwalt

/s/ James J. Reilly*           Vice President (principal financial officer)
-----------------------------
James J. Reilly

/s/ Todd B. Katz*              Director
-----------------------------
Todd B. Katz

/s/ James L. Lipscomb*         Director
-----------------------------
James L. Lipscomb

/s/ Maria R. Morris*           Director
-----------------------------
Maria R. Morris

/s/ Teresa Wynn Roseborough    Director
-----------------------------
Teresa Wynn Roseborough

/s/ Stanley J. Talbi*          Director
-----------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*         Director
-----------------------------
Michael J. Vietri


                                   By:  /s/ JOHN E. CONNOLLY, JR.
                                        -----------------------------------
                                        John E. Connolly, Jr., Attorney-in-fact
                                        November 2, 2009

* General American Life Insurance Company. Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS


EX-99.9 (i)    Opinion and Consent of Counsel

EX-99.9 (ii)   Opinion and Consent of Counsel (General American Life Insurance
               Company)

EX-99.10 (i)   Consent of Independent Registered Public Accounting Firm

EX-99.10 (ii)  Consent of Independent Registered Public Accounting Firm
               (MetLife, Inc. Financials)

EX-99.13 (i)   Powers of Attorney for MetLife Investors Insurance Company

EX-99.13 (ii)  Powers of Attorney for General American Life Insurance Company